As filed with the Securities and Exchange Commission on November 29, 2010
Registration No. 333-170667

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

RealPage, Inc.
(Exact name of Registrant as specified in its charter)

Delaware	7372	75-2788861
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4000 International Parkway
Carrollton, Texas 75007
Tel: (972) 820-3000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Timothy J. Barker
4000 International Parkway
Carrollton, Texas 75007
Tel: (972) 820-3000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Paul R. Tobias Wilson Sonsini Goodrich & Rosati, Professional Corporation 900 S. Capital of Texas Hwy. Las Cimas IV, Fifth Floor Austin, Texas 78746 Tel: (512) 338-5400	William H. Hinman Jr. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, California 94304 Tel: (650) 251-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑     Smaller reporting company ☐
                           (Do not check if a smaller reporting company)

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 29, 2010

9,000,000 Shares

RealPage, Inc.

Common Stock

We are selling 4,000,000 shares of common stock and the selling stockholders identified in this prospectus are selling 5,000,000 shares of common stock. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “RP.” The closing price of our common stock on the NASDAQ Global Select Market on November 26, 2010 was $27.17 per share.

The underwriters have an option to purchase a maximum of 1,350,000 additional shares from certain of the selling stockholders to cover over-allotments.

After this offering, Stephen T. Winn, our Chief Executive Officer and Chairman of the Board, and entities beneficially owned by Mr. Winn, will own approximately 41.0% of our common stock.

Investing in our common stock involves risks.  See “Risk Factors” on page 11.

Underwriting
	Price to	Discounts and	Proceeds to	Proceeds to
	Public	Commissions	RealPage	Selling Stockholders

Per share	$	$	$	$
Total	$	$	$	$

Delivery of the shares of common stock will be made on or about            , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse	Deutsche Bank Securities

William Blair & Company	RBC Capital Markets

JMP Securities	Pacific Crest Securities

Wells Fargo Securities	Lazard Capital Markets

The date of this prospectus is            , 2010.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” and the consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Company Overview

We are a leading provider of on demand software solutions for the rental housing industry. Our broad range of property management solutions enables owners and managers of single-family and a wide variety of multi-family rental property types to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. Our on demand software solutions are delivered through an integrated software platform that provides a single point of access and a shared repository of prospect, resident and property data. By integrating and streamlining a wide range of complex processes and interactions among the rental housing ecosystem of owners, managers, prospects, residents and service providers, our platform optimizes the property management process and improves the experience for all of these constituents.

Our solutions enable property owners and managers to increase revenues and reduce operating costs through higher occupancy, improved pricing methodologies, new sources of revenue from ancillary services, improved collections and more integrated and centralized processes. As of September 30, 2010, over 6,500 customers used one or more of our on demand software solutions to help manage the operations of approximately 5.6 million rental housing units. As of September 30, 2010, our customers include nine of the ten largest multi-family property management companies in the United States, ranked as of January 1, 2010 by the National Multi Housing Council, based on number of units managed.

We sell our solutions through our direct sales organization. Our total revenues were approximately $83.6 million, $112.6 million, $140.9 million and $134.2 million in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. In the same periods, we had operating (loss) income of approximately ($1.6 million), ($0.4 million), $6.9 million and $5.2 million, respectively, and net (loss) income of approximately ($3.1 million), ($3.2 million), $28.4 million and $0.3 million, respectively. Net income for 2009 included a discrete tax benefit of approximately $26.0 million as a result of a reduction of our net deferred tax assets valuation allowance.

Our Adjusted EBITDA in 2007, 2008, 2009 and the nine months ended September 30, 2010 was approximately $6.0 million, $13.1 million, $25.6 million and $24.3 million, respectively. We believe Adjusted EBITDA is useful to investors in evaluating our operating performance. Our management uses Adjusted EBITDA in conjunction with accounting principles generally accepted in the United States, or GAAP, operating performance measures as part of its overall assessment of our performance for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance. Adjusted EBITDA should not be considered as an alternative financial measure to net (loss) income, which is the most directly comparable financial measure calculated in accordance with GAAP, or any other measure of financial performance calculated in accordance with GAAP. The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

				Nine Months
				Ended September 30,
	Year Ended December 31,			2010
	2007	2008	2009	(unaudited)
	(in thousands)

Net (loss) income	$(3,143)	$(3,209)	$28,429	$253
Depreciation and asset impairment	4,854	9,847	9,231	7,657
Amortization of intangible assets	2,273	2,095	5,784	7,256
Interest expense, net	1,510	2,152	4,528	4,759
Income tax expense (benefit)	—	703	(26,028)	164
Stock-based compensation expense	490	1,476	2,805	3,745
Acquisition-related expense	—	—	844	453

Adjusted EBITDA	$5,984	$13,064	$25,593	$24,287

For further discussion regarding Adjusted EBITDA, see footnote 6 to the table in “Selected Consolidated Financial Data.”

Industry Overview

The rental housing market is large and characterized by challenging and location-specific operating requirements, diverse industry participants, significant mobility among residents and a variety of property types, including single-family and a wide range of multi-family property types, including conventional, affordable, privatized military, student and senior housing. According to the U.S. Census Bureau American Housing Survey for the United States: 2009, there were 39.7 million rental housing units in the United States in 2009. Based on U.S. Census Bureau data and our own estimates, we believe that the overall size of the U.S. rental housing market, including rent, utilities and insurance, exceeds $300 billion annually. We estimate that the total addressable market for our current on demand software solutions is approximately $5.6 billion per year. This estimate assumes that each of the 39.7 million rental units in the United States has the potential to generate annually a range of approximately $100 in revenue per unit for single-family units to approximately $240 in revenue per unit for conventional multi-family units. We base this potential revenue assumption on our review of the purchasing patterns of our existing customers with respect to our on demand software solutions, the on demand software solutions currently utilized by our existing customers, the number of units our customers manage with these solutions and our current pricing for our on demand software solutions.

Rental property management spans both the resident lifecycle and the operations of a property. The resident lifecycle can be separated into four key stages: prospect, applicant, residency and post-residency. Each stage of the lifecycle has unique requirements, such as identifying and capturing quality prospects, processing applications, assessing applicants’ credit risk, processing payments to and from residents and service providers and managing resident turnover. In addition to managing the resident lifecycle, property owners and managers must also manage the operations of their properties, including material and service provider procurement, insurance and risk mitigation, utility and energy management, information technology and telecommunications management, accounting, expense tracking and management, document management, security, staff hiring and training, staff performance measurement and management and marketing. A property owner’s or manager’s ability to effectively address these requirements can significantly impact their revenue and profitability.

A variety of software applications have been developed to automate many of these functions. However, these applications often require property owners and managers to implement a myriad of third-party and/or internally developed point solutions. These solutions can be expensive to implement and maintain and are often ineffective at helping property owners and managers increase rental revenue and reduce costs.

The RealPage Solution

We provide a platform of on demand software solutions that integrate and streamline rental property management business functions. Our solutions enable owners and managers of single-family and a wide variety of multi-family rental property types, including conventional, affordable, privatized military, student and senior housing, to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. These functions have traditionally been addressed by individual, disparate applications. Our solutions enable property owners and managers to increase revenues and reduce operating costs through higher occupancy, improved pricing methodologies, new sources of revenue from ancillary services, improved collections and more integrated and centralized business processes. Our solutions contribute to a more efficient property management process and an improved experience for all of the constituents involved in the rental housing ecosystem, including owners, managers, prospects, residents and service providers.

We believe the benefits of our solutions for our customers include the following:

•	Increased revenues. Our solutions help our customers improve sales and marketing effectiveness, optimize pricing and occupancy and improve collection of rental payments, utility expenses, late fees and other charges.

•	Reduced operating costs. Our solutions help our customers streamline and automate many ongoing property management functions, centralize certain property operations, control purchasing by on-site personnel and eliminate the need to own and support property management applications and associated hardware infrastructure.

•	Improved quality of service for residents and prospects. Our solutions expedite the processing of a variety of recurring transactions and increase the frequency and quality of communication with residents and prospects, providing higher resident satisfaction and increased differentiation from competing properties that do not use our solutions.

•	Streamlined and simplified property management business processes. Our solutions share data and automate the workflow of certain business processes, thereby eliminating redundant data entry and simplifying many recurring tasks.

•	Ability to integrate third-party products and services. Our open architecture and application framework facilitate the integration of third-party applications and services into our solutions.

•	Increased visibility into property performance. Our integrated platform and common data repository enable owners and managers to gain a comprehensive view of the operational and financial performance of each of their properties.

•	Simple implementation and support. Our solutions include pre-configured extensions that meet the specific needs of a variety of property types and can be easily tailored by our customers to meet the specific needs of their properties or business processes.

•	Improved scalability. Our application infrastructure is designed to evolve with our customers’ needs.

The competitive strengths of our solutions are as follows:

•	Integrated on demand software platform based on a common data repository. Our solutions are delivered through an integrated on demand software platform that provides a single point of access via the Internet to all of our products and a common repository of prospect, resident and property data.

•	Large and growing ecosystem of property owners, managers, prospects, residents and service providers. Our solutions automate and streamline many of the recurring transactions and interactions among a large and expanding rental housing ecosystem of property owners and managers, prospects, residents and service providers.

•	Comprehensive platform of on demand software solutions for property management. We provide what we believe to be the broadest range of on demand capabilities for managing the resident lifecycle and core operational processes for residential property management.

•	Deep rental housing industry expertise. We design our solutions based on our extensive rental housing industry expertise, insight into industry trends and developments and best practices.

•	Open cloud computing architecture. Our cloud computing architecture enables our solutions to interface with many of our customers’ existing systems and allows our customers to outsource the management of third-party business applications.

Our Strategy

We intend to leverage the breadth of our solutions and industry presence to solidify our position as a leading provider of on demand software solutions to the rental housing industry. The key elements of our strategy to accomplish this objective are as follows:

•	acquire new customers;

•	increase the adoption of additional solutions within our existing customer base;

•	add new solutions to our platform; and

•	pursue acquisitions of complementary businesses, products and technologies.

Recent Developments

In November 2010, we acquired certain of the assets of Level One, LLC and L1 Technology, LLC, or Level One, subsidiaries of IAS Holdings, LLC. Level One is a leading on demand apartment leasing center in the United States and services property management companies by providing centralized lead capture services designed to enable owners to lease more apartments, reduce overall marketing spend and free up on-site leasing staff. We plan to integrate Level One with our CrossFire product family and to continue the Level One brand. The purchase price of Level One was approximately $62.0 million, which included a cash payment of $54.0 million and a deferred payment of up to approximately $8.0 million, payable in cash or the issuance of our common stock eighteen months after the acquisition date. To facilitate the acquisition, we borrowed $30.0 million under our delayed draw term loans and utilized $24.0 million of the net proceeds from our initial public offering.

Risks Affecting Us

Our business is subject to a number of risks that you should understand before making an investment decision. These risks are discussed more fully in “Risk Factors” following this prospectus summary. Some of these risks are:

•	our quarterly operating results have fluctuated in the past and may fluctuate in the future, which could cause our stock price to decline;

•	we have a history of operating losses and may not maintain profitability in the future;

•	if we are unable to manage the growth of our diverse and complex operations, our financial performance may suffer;

•	our business depends substantially on customers renewing and expanding their subscriptions for our solutions and any increase in customer cancellations or decline in customer renewals and expansions would harm our future operating results;

•	we face intense competitive pressures and our failure to compete successfully could harm our operating results;

•	we integrate some of our solutions with competitive property management systems and if our competitors alter their applications in ways that inhibit or restrict integration in the future, our business could be harmed;

•	we may not be able to continue to add new customers, which could adversely affect our operating results; and

•	if we are not able to integrate past or future acquisitions successfully, our operating results and prospects could be harmed.

Risks Related to this Offering and Ownership of Our Common Stock

There are risks related to this offering and the ownership of our common stock that you should understand before making an investment decision. These risks are discussed more fully in “Risk Factors” following this prospectus summary. One of these risks is that, upon completion of this offering, the concentration of our capital stock owned by insiders, including Stephen T. Winn, our Chief Executive Officer and Chairman of the Board, and entities beneficially owned by Mr. Winn, will limit your ability to influence corporate matters.

Company Information

We were incorporated in the State of Delaware in December 2003 through a merger with our predecessor entity, RealPage, Inc., a Texas corporation, which was originally incorporated in November 1998 as Seren Capital Acquisition Corp. Our principal executive offices are located at 4000 International Parkway, Carrollton, Texas 75007, and our telephone number is (972) 820-3000. Our website address is www.realpage.com. The information on, or that can be accessed through, our website is not part of this prospectus.

“RealPage®”, “OneSite®”, “OneSite Leasing and Rentstm”, “OneSite Facilitiestm”, “OneSite Purchasingtm”, “OneSite Accountingtm”, “OneSite Budgetingtm”, “Propertyware®”, “HUDManager®”, “RentRoll®”, “i-CAMtm”, “Tenant Pro®”, “Spectratm”, “CrossFire®”, “CrossFire Contact Centertm”, “CrossFire Leasing Portaltm”, “CrossFire Resident Portaltm”, “CrossFire Studiotm”, “M/PF Research®”, “YieldStar®”, “YieldStar Price Optimizertm”, “LeasingDesk®”, “LeasingDesk Screeningtm”, “LeasingDesk Insurance Servicestm”, “eRenterPlantm”, “Credit Optimizertm”, “Velocitytm”, “OpsTechnologytm”, “OpsMarkettm”, “OpsAdvantagetm”, “OpsBuyertm”, “OpsBidtm”, “Domin-8®”, “Lead2Lease®”, “PropertyLinkOnlinetm”, “Level One®” and “L1 Technologytm” are our trademarks and registered trademarks appearing in this prospectus. All other trademarks and trade names appearing in this prospectus are the property of their respective owners.

The Offering

Common stock offered by us	4,000,000 shares

Common stock offered by the selling stockholders	5,000,000 shares

Total common stock offered	9,000,000 shares

Common stock to be outstanding after this offering	67,156,549 shares

Use of proceeds	We intend to use the net proceeds from this offering for general corporate purposes, including working capital. We also may use a portion of the net proceeds to acquire complementary businesses or technologies. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”

Risk factors	You should read the “Risk Factors” section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

NASDAQ Global Select Market symbol	“RP”

The number of shares of common stock that will be outstanding after this offering is based on 63,156,549 shares of our common stock outstanding as of September 30, 2010 and excludes:

•	9,335,857 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2010 (including 414,000 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering), with a weighted average exercise price of $5.15 per share;

•	824,800 shares of our common stock issued pursuant to restricted stock awards after September 30, 2010 under our 2010 Equity Incentive Plan; and

•	3,203,433 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan.

Unless otherwise indicated, the information in this prospectus reflects a 1-for-2 reverse stock split of our common stock and convertible preferred stock effected in July 2010 and assumes:

•	no exercise of options outstanding as of September 30, 2010; and

•	no exercise by the underwriters of their right to purchase up to 1,350,000 shares of common stock to cover over-allotments.

Summary Consolidated Financial Data

The following tables present summary consolidated financial data for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010 and summary consolidated balance sheet data as of December 31, 2007, 2008 and 2009 and September 30, 2010. We have derived the consolidated statement of operations data for the years ended December 31, 2007, 2008, and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements, which appear elsewhere in this prospectus. We have derived the consolidated balance sheet data as of December 31, 2007 from our audited consolidated financial statements that are not included in this prospectus. We have derived the consolidated statement of operations data for the nine months ended September 30, 2009 and 2010 and the consolidated balance sheet data as of September 30, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus. You should read this information in conjunction with our consolidated financial statements, the related notes to these financial statements and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

				Nine Months Ended
				September 30,
	Year Ended December 31,			2009	2010
	2007	2008	2009	(unaudited)	(unaudited)
	(in thousands, except per share data)

Revenue:
On demand	$62,592	$95,192	$128,377	$93,185	$120,393
On premise	11,560	7,582	3,860	3,346	6,419
Professional and other	9,429	9,794	8,665	6,234	7,403

Total revenue	83,581	112,568	140,902	102,765	134,215
Cost of revenue	35,703	46,058	58,513	42,804	56,595

Gross profit	47,878	66,510	82,389	59,961	77,620
Operating expenses:
Product development	21,708	28,806	27,446	20,273	26,431
Sales and marketing	18,047	23,923	27,804	20,376	25,793
General and administrative	9,756	14,135	20,210	13,275	20,230

Total operating expense	49,511	66,864	75,460	53,924	72,454

Operating (loss) income	(1,633)	(354)	6,929	6,037	5,166
Interest expense and other, net	(1,510)	(2,152)	(4,528)	(3,106)	(4,749)

Net (loss) income before taxes	(3,143)	(2,506)	2,401	2,931	417
Income tax expense (benefit)	—	703	(26,028)	218	164

Net (loss) income	$(3,143)	$(3,209)	$28,429	$2,713	$253

Net (loss) income attributable to common stockholders:
Basic	$(9,143)	$(10,658)	$10,611	$(1,559)	$(2,691)
Diluted	$(9,143)	$(10,658)	$10,611	$(1,559)	$(2,691)
Net (loss) income per share attributable to common stockholders:
Basic	$(0.89)	$(0.77)	$0.44	$(0.07)	$(0.08)
Diluted	$(0.89)	$(0.77)	$0.42	$(0.07)	$(0.08)
Weighted average shares used in computing net (loss) income per share attributable to common stockholders:
Basic	10,223	13,886	23,934	23,856	31,878
Diluted	10,223	13,886	25,511	23,856	31,878

				Nine Months Ended
				September 30,
	Year Ended December 31,			2009	2010
	2007	2008	2009	(unaudited)	(unaudited)
	(in thousands, except per share data)

Pro forma net income per share attributable to common stockholders (unaudited)(1):
Basic			$0.55		$0.03
Diluted			$0.53		$0.03
Pro forma weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited)(2):
Basic			55,773		57,625
Diluted			57,349		59,662
Pro forma as adjusted net income per share attributable to common stockholders (unaudited)(1):
Basic			$0.48		$0.03
Diluted			$0.47		$0.03
Pro forma as adjusted weighted average shares outstanding in computing net income per share attributable to common stockholders (unaudited)(3):
Basic			64,000		65,853
Diluted			65,577		67,890

				As of September 30,
	As of December 31,			2010
	2007	2008	2009	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents(4)	$2,731	$4,248	$4,427	$39,394
Total current assets	30,414	49,119	51,003	85,677
Total assets	59,518	102,340	142,113	197,702
Total current liabilities	54,969	75,705	78,050	80,569
Total deferred revenue	41,052	47,232	49,428	50,952
Current and long-term debt(5)	23,809	48,943	53,990	41,662
Total liabilities	87,954	129,622	136,757	127,862
Preferred stock	78,534	71,675	71,832	—
Total stockholders’ (deficit) equity	(106,969)	(98,957)	(66,476)	69,840
Other Financial Data:
Adjusted EBITDA(6)	$5,984	$13,064	$25,593	$24,287
Operating cash flow	4,441	7,962	24,758	14,741
Capital expenditures	7,122	10,263	9,509	7,427

	As of December 31,			As of September 30,
	2007	2008	2009	2010

Selected Operating Data:
Number of on demand customers at period end	2,199	2,669	5,032	6,547
Number of on demand units at period end (in thousands)	2,800	3,833	4,551	5,567
Total number of employees at period end	654	922	1,141	1,311

(1)	Pro forma net income per share and pro forma as adjusted net income per share represent net income divided by the pro forma weighted average shares outstanding and pro forma as adjusted weighted average shares outstanding, respectively, as though the conversion of our redeemable convertible preferred stock into common stock occurred on the original issuance dates. We used $17.2 million of the proceeds from our initial public offering for reduction of our indebtedness. Pro forma net income per share and pro forma as adjusted net income per share reflect the effect of our use of proceeds from the offering to repay debt. The pro forma net income per share calculation reflects our sale of 1,772,518 shares of common stock in our initial public offering used for this debt reduction after deducting underwriting discounts and commissions and our estimated offering costs payable. Pro forma net income per share and pro forma as adjusted net income per share were computed as follows: actual net income of $28.4 million and $0.3 million was increased by approximately $2.1 million and $1.2 million for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, representing the pro forma reduction in interest expense, net of tax, resulting from the use of net offering proceeds to reduce indebtedness.

(2)	Pro forma weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance. The pro forma weighted average shares outstanding reflects our sale of 1,772,518 shares of common stock in our initial public offering used for the debt reduction noted in (1) above. In addition, pro forma weighted average common shares outstanding, as of December 31, 2009 and September 30, 2010, considers (a) the issuance of 1,418,669 shares of our common stock in payment of a portion of dividends accrued on our Series A, Series A1 and Series B convertible preferred stock through December 31, 2009 and declared on December 31, 2009, (b) the issuance of 342,696 shares of common stock in payment of a portion of dividends accrued on our Series A, Series A1 and Series B convertible preferred stock through March 31, 2010 and declared on April 23, 2010, (c) the issuance of 524,204 shares of our common stock in payment of a portion of accumulated and unpaid dividends on our Series A, Series A1 and Series B convertible preferred stock upon conversion on August 17, 2010 in connection with our initial public offering and (d) 155,000 shares of our common stock acquired upon the exercise of options by certain selling stockholders who participated in our initial public offering, each as if such shares had been issued on January 1, 2009.

(3)	Pro forma as adjusted weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance. The pro forma as adjusted weighted average shares outstanding reflects our sale of 6,000,000 shares of common stock in our initial public offering, including 1,772,518 shares used for the debt reduction noted in (1) above, and the sale of 4,000,000 shares of common stock in this offering. In addition, pro forma as adjusted weighted average common shares outstanding, as of December 31, 2009 and September 30, 2010, considers (a) the issuance of 1,418,669 shares of our common stock in payment of a portion of dividends accrued on our Series A, Series A1 and Series B convertible preferred stock through December 31, 2009 and declared on December 31, 2009, (b) the issuance of 342,696 shares of common stock in payment of a portion of dividends accrued on our Series A, Series A1 and Series B convertible preferred stock through March 31, 2010 and declared on April 23, 2010, (c) the issuance of 524,204 shares of our common stock in payment of a portion of accumulated and unpaid dividends on our Series A, Series A1 and Series B convertible preferred stock upon conversion on August 17, 2010 in connection with our initial public offering (d) 155,000 shares of our common stock acquired upon the exercise of options by certain selling stockholders who participated in our initial public offering, each as if such shares had been issued on January 1, 2009.

(4)	Excludes restricted cash.

(5)	Includes capital lease obligations.

(6)	We define Adjusted EBITDA as net (loss) income plus depreciation and asset impairment, amortization of intangible assets, interest expense, net, income tax expense (benefit), stock-based compensation expense and acquisition-related expense.

We believe that the use of Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•	Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

•	it is useful to exclude certain non-cash charges, such as depreciation and asset impairment, amortization of intangible assets and stock-based compensation and non-core operational charges, such as acquisition-related expense, from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and these expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We do not place undue reliance on Adjusted EBITDA as our only measure of operating performance. Adjusted EBITDA should not be considered as a substitute for other measures of liquidity or financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures and that they do not reflect changes in, or cash requirements for, our working capital. We compensate for the inherent limitations associated with using Adjusted EBITDA measures through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net (loss) income.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA:

				Nine Months Ended
				September 30,
	Year Ended December 31,			2009	2010
	2007	2008	2009	(unaudited)	(unaudited)
	(in thousands)
Net (loss) income	$(3,143)	$(3,209)	$28,429	$2,713	$253
Depreciation and asset impairment	4,854	9,847	9,231	6,932	7,657
Amortization of intangible assets	2,273	2,095	5,784	3,963	7,256
Interest expense, net	1,510	2,152	4,528	3,106	4,759
Income tax expense (benefit)	—	703	(26,028)	218	164
Stock-based compensation expense	490	1,476	2,805	1,904	3,745
Acquisition-related expense	—	—	844	20	453

Adjusted EBITDA	$5,984	$13,064	$25,593	$18,856	$24,287

The following table presents stock-based compensation included in each expense category:

				Nine Months Ended
				September 30,
	Year Ended December 31,			2009	2010
	2007	2008	2009	(unaudited)	(unaudited)
	(in thousands)
Cost of revenue	$48	$104	$367	$255	$407
Product development	251	727	1,175	775	1,664
Sales and marketing	110	277	498	350	541
General and administrative	81	368	765	524	1,133

Total stock-based compensation expense	$490	$1,476	$2,805	$1,904	$3,745

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with the financial and other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding whether to purchase shares of our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related to Our Business

Our quarterly operating results have fluctuated in the past and may fluctuate in the future, which could cause our stock price to decline.

Our quarterly operating results may fluctuate as a result of a variety of factors, many of which are outside of our control. Fluctuations in our quarterly operating results may be due to a number of factors, including the risks and uncertainties discussed elsewhere in this prospectus. Some of the important factors that could cause our revenues and operating results to fluctuate from quarter to quarter include:

•	the extent to which on demand software solutions maintain current and achieve broader market acceptance;

•	our ability to timely introduce enhancements to our existing solutions and new solutions;

•	our ability to increase sales to existing customers and attract new customers;

•	changes in our pricing policies or those of our competitors;

•	the variable nature of our sales and implementation cycles;

•	general economic, industry and market conditions in the rental housing industry that impact the financial condition of our current and potential customers;

•	the amount and timing of our investment in research and development activities;

•	technical difficulties, service interruptions, data or document losses or security breaches;

•	our ability to hire and retain qualified key personnel, including the rate of expansion of our sales force;

•	changes in the legal, regulatory or compliance environment related to the rental housing industry, fair credit reporting, payment processing, privacy, utility billing, the Internet and e-commerce;

•	the amount and timing of operating expenses and capital expenditures related to the expansion of our operations and infrastructure;

•	the timing of revenue and expenses related to recent and potential acquisitions or dispositions of businesses or technologies;

•	our ability to integrate acquisition operations in a cost-effective and timely manner;

•	litigation and settlement costs, including unforeseen costs; and

•	new accounting pronouncements and changes in accounting standards or practices, particularly any affecting the recognition of subscription revenue or accounting for mergers and acquisitions.

Fluctuations in our quarterly operating results may lead analysts to change their long-term model for valuing our common stock, cause us to face short-term liquidity issues, impact our ability to retain or attract key personnel or cause other unanticipated issues, all of which could cause our stock price to decline. As a result of the potential variations in our quarterly revenue and operating results, we believe that quarter-to-

quarter comparisons of our revenues and operating results may not be meaningful and the results of any one quarter should not be relied upon as an indication of future performance.

We have a history of operating losses and may not maintain profitability in the future.

We have not been consistently profitable on a quarterly or annual basis. Although we have net income for the three and nine months ended September 2010 and 2009, we experienced net losses of $3.2 million and $3.1 million in 2008 and 2007, respectively. Net income for 2009 included a discrete tax benefit of approximately $26.0 million as a result of our net deferred tax assets valuation allowance. As of September 30, 2010, our accumulated deficit was $89.5 million. While we have experienced significant growth over recent quarters, we may not be able to sustain or increase our growth or profitability in the future. We expect to make significant future expenditures related to the development and expansion of our business. As a result of increased general and administrative expenses due to the additional operational and reporting costs associated with being a public company, we will need to generate and sustain increased revenue to achieve future profitability expectations. We may incur significant losses in the future for a number of reasons, including the other risks and uncertainties described in this prospectus. Additionally, we may encounter unforeseen operating expenses, difficulties, complications, delays and other unknown factors that may result in losses in future periods. If these losses exceed our expectations or our growth expectations are not met in future periods, our financial performance will be affected adversely.

If we are unable to manage the growth of our diverse and complex operations, our financial performance may suffer.

The growth in the size, complexity and diversity of our business and the expansion of our product lines and customer base has placed, and our anticipated growth may continue to place, a significant strain on our managerial, administrative, operational, financial and other resources. We increased our number of employees from 532 as of December 31, 2006 to 1,311 as of September 30, 2010 and have added over 400 new employees in November 2010 in connection with our acquisition of the assets of Level One. We increased our number of on demand customers from 1,469 as of December 31, 2006 to 6,547 as of September 30, 2010. We increased the number of on demand product centers that we offer from 20 as of December 31, 2006 to 42 as of September 30, 2010. In addition, in the past, we have grown and expect to continue to grow through acquisitions. Our ability to effectively manage our anticipated future growth will depend on, among other things, the following:

•	successfully supporting and maintaining a broad range of solutions;

•	maintaining continuity in our senior management and key personnel;

•	attracting, retaining, training and motivating our employees, particularly technical, customer service and sales personnel;

•	enhancing our financial and accounting systems and controls;

•	enhancing our information technology infrastructure; and

•	managing expanded operations in geographically dispersed locations.

If we do not manage the size, complexity and diverse nature of our business effectively, we could experience delayed software releases and longer response times for assisting our customers with implementation of our solutions and could lack adequate resources to support our customers on an ongoing basis, any of which could adversely affect our reputation in the market and our ability to generate revenue from new or existing customers.

The nature of our platform is complex and highly integrated and if we fail to successfully manage releases or integrate new solutions, it could harm our revenues, operating income and reputation.

We manage a complex platform of solutions that consists of our property management systems and integrated software-enabled value-added services. Many of our solutions include a large number of product centers that are highly integrated and require interoperability with each other and our other solutions, as well as products and services of third-party service providers. Additionally, we typically deploy new releases of the software underlying our on demand software solutions on a monthly or quarterly schedule depending on the solution. Due to this complexity and the condensed development cycles under which we operate, we may experience errors in our software, corruption or loss of our data or unexpected performance issues from time to time. For example, our solutions may face interoperability difficulties with software operating systems or programs being used by our customers, or new releases, upgrades, fixes or the integration of acquired technologies may have unanticipated consequences on the operation and performance of our other solutions. If we encounter integration challenges or discover errors in our solutions late in our development cycle, it may cause us to delay our launch dates. Any major integration or interoperability issues or launch delays could have a material adverse effect on our revenues, operating income and reputation.

Our business depends substantially on customers renewing and expanding their subscriptions for our solutions and any increase in customer cancellations or decline in customer renewals or expansions would harm our future operating results.

We generally license our solutions pursuant to customer agreements with a term of one year. Our customers have no obligation to renew these agreements after their term expires, or to renew these agreements at the same or higher annual contract value. In addition, under specific circumstances, our customers have the right to cancel their customer agreements before they expire, for example, in the event of an uncured breach by us, or in some circumstances, by paying a cancellation fee. In addition, customers often purchase a higher level of professional services in the initial term than they do in renewal terms to ensure successful activation. As a result, our ability to grow is dependent in part on customers purchasing additional solutions or professional services after the initial term of their customer agreement. Though we maintain and analyze historical data with respect to rates of customer renewals, upgrades and expansions, those rates may not accurately predict future trends in customer renewals. Our customers’ renewal rates may decline or fluctuate for a number of reasons, including, but not limited to, their satisfaction or dissatisfaction with our solutions, our pricing, our competitors’ pricing, reductions in our customers’ spending levels or reductions in the number of units managed by our customers. If our customers cancel their agreements with us during their term, do not renew their agreements, renew on less favorable terms or do not purchase additional solutions or professional services in renewal periods, our revenue may grow more slowly than expected or decline and our profitability may be harmed.

Additionally, we have experienced, and expect to continue to experience, some level of customer turnover as properties are sold and the new owners and managers of properties previously owned or managed by our customers do not continue to use our solutions. We cannot predict the amount of customer turnover we will experience in the future. However, we have experienced slightly higher rates of customer turnover with our recently acquired Propertyware property management system, primarily because it serves smaller properties than our OneSite property management system, and we may experience higher levels of customer turnover to the extent Propertyware grows as a percentage of our revenues. If we experience increased customer turnover, our financial performance and operating results could be adversely affected.

We have also experienced, and expect to continue to experience, some number of consolidations of our customers with other parties. If one of our customers consolidates with a party who is not a customer, our customer may decide not to continue to use our solutions. In addition, if one of our customers is consolidated with another customer, the acquiring customer may have negotiated lower prices for our solutions or may use fewer of our solutions than the acquired customer. In each case, the consolidated entity may attempt to negotiate lower prices for using our solutions as a result of their increased size. These consolidations may cause us to lose customers or require us to reduce prices as a result of enhanced customer leverage, which could cause our financial performance and operating results to be adversely affected.

Because we recognize subscription revenue over the term of the applicable customer agreement, a decline in subscription renewals or new service agreements may not be reflected immediately in our operating results.

We generally recognize revenue from customers ratably over the terms of their customer agreements, which are typically one year. As a result, much of the revenue we report in each quarter is deferred revenue from customer agreements entered into during previous quarters. Consequently, a decline in new or renewed customer agreements in any one quarter will not be fully reflected in our revenue or our results of operations until future periods. Accordingly, this revenue recognition model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

We may not be able to continue to add new customers and retain and increase sales to our existing customers, which could adversely affect our operating results.

Our revenue growth is dependent on our ability to continually attract new customers while retaining and expanding our service offerings to existing customers. Growth in the demand for our solutions may be inhibited and we may be unable to sustain growth in our customer base for a number of reasons, including, but not limited to:

•	our inability to market our solutions in a cost-effective manner to new customers or in new vertical or geographic markets;

•	our inability to expand our sales to existing customers;

•	our inability to build and promote our brand; and

•	perceived security, integrity, reliability, quality or compatibility problems with our solutions.

A substantial amount of our past revenue growth was derived from purchases of upgrades and additional solutions by existing customers. Our costs associated with increasing revenue from existing customers are generally lower than costs associated with generating revenue from new customers. Therefore, a reduction in the rate of revenue increase from our existing customers, even if offset by an increase in revenue from new customers, could reduce our profitability and have a material adverse effect on our operating results.

If we are not able to integrate past or future acquisitions successfully, our operating results and prospects could be harmed.

We have acquired new technology and domain expertise through multiple acquisitions, including our most recent acquisition of the assets of Level One in November 2010. We expect to continue making acquisitions. The success of our future acquisition strategy will depend on our ability to identify, negotiate, complete and integrate acquisitions. Acquisitions are inherently risky, and any acquisitions we complete may not be successful. Any acquisitions we pursue would involve numerous risks, including the following:

•	difficulties in integrating and managing the operations and technologies of the companies we acquire;

•	diversion of our management’s attention from normal daily operations of our business;

•	our inability to maintain the key employees, the key business relationships and the reputations of the businesses we acquire;

•	the acquisitions may generate insufficient revenue to offset our increased expenses associated with acquisitions;

•	our responsibility for the liabilities of the businesses we acquire, including, without limitation, liabilities arising out of their failure to maintain effective data security, data integrity and privacy controls prior to the acquisition;

•	difficulties in complying with new regulatory standards to which we were not previously subject;

•	delays in our ability to implement internal standards, controls, procedures and policies in the businesses we acquire; and

•	adverse effects of acquisition activity on the key performance indicators we use to monitor our performance as a business.

Our current acquisition strategy includes the acquisition of companies that offer property management systems that may not interoperate with our software-enabled value-added services. In order to integrate and fully realize the benefits of such acquisitions, we expect to build application interfaces that enable such customers to use a wide range of our solutions while they continue to use their legacy management systems. In addition, over time we expect to migrate the acquired company’s customers to our on demand property management systems to retain them as customers and to be in a position to offer them our solutions on a cost-effective basis. These efforts may be unsuccessful or entail costs that result in losses or reduced profitability.

We may be unable to secure the equity or debt funding necessary to finance future acquisitions on terms that are acceptable to us, or at all. If we finance acquisitions by issuing equity or convertible debt securities, our existing stockholders will likely experience ownership dilution, and if we finance future acquisitions with debt funding, we will incur interest expense and may have to comply with additional financing covenants or secure that debt obligation with our assets.

If we are unable to successfully develop or acquire and sell enhancements and new solutions, our revenue growth will be harmed and we may not be able to meet profitability expectations.

The industry in which we operate is characterized by rapidly changing customer requirements, technological developments and evolving industry standards. Our ability to attract new customers and increase revenue from existing customers will depend in large part on our ability to successfully develop, bring to market and sell enhancements to our existing solutions and new solutions that effectively respond to the rapid changes in our industry. Any enhancements or new solutions that we develop or acquire may not be introduced to the market in a timely or cost-effective manner and may not achieve the broad market acceptance necessary to generate the revenue required to offset the operating expenses and capital expenditures related to development or acquisition. If we are unable to timely develop or acquire and sell enhancements and new solutions that keep pace with the rapid changes in our industry, our revenue will not grow as expected and we may not be able to maintain or meet profitability expectations.

We derive a substantial portion of our revenue from a limited number of our solutions and failure to maintain demand for these solutions or diversify our revenue base through increasing demand for our other solutions could negatively affect our operating results.

Historically, a majority of our revenue was derived from sales of our OneSite property management system and our LeasingDesk software-enabled value-added service. If we are unable to develop enhancements to these solutions to maintain demand for these solutions or to diversify our revenue base by increasing demand for our other solutions, our operating results could be negatively impacted.

We use a small number of data centers to deliver our solutions. Any disruption of service at our facilities could interrupt or delay our customers’ access to our solutions, which could harm our operating results.

The ability of our customers to access our service is critical to our business. We currently serve a majority of our customers from a primary data center located in Carrollton, Texas. We also maintain a secondary data center in downtown Dallas, Texas, approximately 20 miles from our primary data center. Services of our most recent acquisitions are provided from data centers located in South Carolina, Ohio, Kansas, Texas and Winnipeg, Canada, many of which are operated by third party data vendors. It is our intent to migrate all data services to our primary and secondary data centers in Carrollton and Dallas. Until this migration is complete, we have no assurances that the policies and procedures in place at our Carrollton and Dallas data centers will be followed at data centers operated by third party vendors. Any event resulting in extended interruption or delay in our customers’ access to our services or their data could harm our operating results. There can be no certainty that the measures we have taken to eliminate single points of failure in the primary and secondary data centers will be effective to prevent or minimize interruptions to our operations. Our facilities are vulnerable to interruption or damage from a number of sources, many of which are beyond our control, including, without limitation:

•	extended power loss;

•	telecommunications failures from multiple telecommunication providers;

•	natural disaster or an act of terrorism;

•	software and hardware errors, or failures in our own systems or in other systems;

•	network environment disruptions such as computer viruses, hacking and similar problems in our own systems and in other systems;

•	theft and vandalism of equipment;

•	actions or events arising from human error; and

•	actions or events caused by or related to third parties.

The occurrence of an extended interruption of services at one or more of our data centers could result in lengthy interruptions in our services. Since January 1, 2007, we have experienced two extended service interruptions lasting more than eight hours caused by equipment and hardware failures. Our service level agreements require us to refund a prorated portion of the access fee if we fail to satisfy our service level commitments related to availability. Refunds for breach of this service level commitment have resulted in immaterial payments to customers in the past. An extended service outage could result in refunds to our customers and harm our customer relationships.

We attempt to mitigate these risks at our data centers through various business continuity efforts, including redundant infrastructure, 24 x 7 x 365 system activity monitoring, backup and recovery procedures, use of a secure off-site storage facility for backup media, separate test systems and change management and system security measures, but our precautions may not protect against all potential problems. Our secondary data center is equipped with physical space, power, storage and networking infrastructure and Internet connectivity to support the solutions we provide in the event of the interruption of services at our primary data center. Even with this secondary data center, however, our operations would be interrupted during the transition process should our primary data center experience a failure. Moreover, both our primary and secondary data centers are located in the greater metropolitan Dallas area. As a result, any regional disaster could affect both data centers and result in a material disruption of our services.

For customers who specifically pay for accelerated disaster recovery services, we replicate their data from our primary data center to our secondary data center with the necessary stand-by servers and disk storage available to provide services within two hours of a disaster. This process is currently audited by some of our customers who pay for this service on an annual basis. For customers who do not pay for such services, our current service level agreements with our customers require that we provide disaster recovery within 72 hours.

Disruptions at our data centers could cause disruptions in our services and data or document loss or corruption. This could damage our reputation, cause us to issue credits to customers, subject us to potential liability or costs related to defending against claims or cause customers to terminate or elect not to renew their agreements, any of which could negatively impact our revenues.

We provide service level commitments to our customers, and our failure to meet the stated service levels could significantly harm our revenue and our reputation.

Our customer agreements provide that we maintain certain service level commitments to our customers relating primarily to product functionality, network uptime, critical infrastructure availability and hardware replacement. For example, our service level agreements generally require that our solutions are available 98% of the time during coverage hours (normally 6:00 a.m. though 10:00 p.m. Central time daily) 365 days per year. If we are unable to meet the stated service level commitments, we may be contractually obligated to provide customers with refunds or credits. Additionally, if we fail to meet our service level commitments a specified number of times within a given time frame or for a specified duration, our customers may terminate their agreement with us or extend the term of their agreement at no additional fee. As a result, a failure to deliver services for a relatively short duration could cause us to issue credits or refunds to a large number of affected customers or result in the loss of customers. In addition, we cannot assure you that our customers will accept these credits, refunds, termination or extension rights in lieu of other legal remedies that may be available to them. Our failure to meet our commitments could also result in substantial customer dissatisfaction or loss. Because of the loss of future revenues through the issuance of credits or the loss of customers or other potential liabilities, our revenue could be significantly impacted if we cannot meet our service level commitments to our customers.

We face intense competitive pressures and our failure to compete successfully could harm our operating results.

The market for our solutions is intensely competitive, fragmented and rapidly changing with relatively low barriers to entry. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. Increased competition generally could result in pricing pressures, reduced sales and reduced margins. Often we compete to sell our solutions against existing systems that our potential customers have already made significant expenditures to install.

We face competition primarily from point solution providers, including traditional software vendors, application service providers, or ASPs, and other software as a service, or SaaS, providers. Our competitors vary depending on our product and service. Our principal competitors in the multi-family enterprise resource planning, or ERP, market are AMSI Property Management (owned by Infor Global Solutions, Inc.), MRI Software LLC and Yardi Systems, Inc. These competitors offer both software and ASP delivery platforms. In the last 12 months Yardi Systems, Inc. has expanded into other competitive areas through smaller acquisitions and internally developed systems. In the single-family market, our ERP systems compete primarily with AppFolio, Inc., DIY Real Estate Solutions (recently acquired by Yardi Systems, Inc.), Property Boss Solutions and Rent Manager (owned by London Computer Systems, Inc.).

We offer a number of software-enabled value-added services that compete with a disparate and large group of competitors. In the applicant screening market, our principal competitors are ChoicePoint Inc. (a subsidiary of Reed Elsevier Group plc), CoreLogic, Inc. (formerly First Advantage Corporation, an affiliate of The First American Corporation), TransUnion Rental Screening Solutions, Inc. (a subsidiary of TransUnion LLC), Yardi Systems, Inc. (following its recent acquisition of RentGrow Inc., an applicant screening provider), On-Site.com and many other smaller regional and local screening companies. In the insurance market, our principal competitors are Assurant, Inc., Bader Company, CoreLogic, Inc. and a number of national insurance underwriters (including GEICO Corporation, The Allstate Corporation, State Farm Fire and Casualty Company, Farmers Insurance Exchange, Nationwide Mutual Insurance Company and United Services Automobile Association) that market renters insurance. There are many smaller screening and insurance providers in the risk mitigation area that we encounter less frequently, but they nevertheless present a competitive presence in the market.

In the customer relationship management, or CRM, market, we compete with providers of contact center and call tracking services, including Call Source Inc., Yardi Systems, Inc. (which recently announced its intention to build a contact center) and numerous regional and local contact centers. In addition, we compete with lead tracking solution providers, including Call Source Inc., Lead Tracking Solutions (a division of O.C. Concepts, Inc.) and Who’s Calling, Inc. In addition, we compete with content syndication providers Realty DataTrust Corporation, RentSentinel.com (owned by Yield Technologies, Inc.), RentEngine (owned by MyNewPlace.com) and rentbits.com, Inc. Finally, we compete with companies providing web portal services, including Apartments24-7.com, Inc., Ellipse Communications, Inc., Property Solutions International, Inc., Spherexx.com and Yardi Systems, Inc. Certain Internet listing services also offer websites for their customers, usually as a free value add to their listing service.

In the utility billing market, we compete at a national level with American Utility Management, Inc., Conservice, LLC, ista North America, Inc., NWP Services Corporation and Yardi Systems, Inc. (following its recent acquisition of Energy Billing Systems, Inc.). Many other smaller utility billing companies compete for smaller rental properties or in regional areas.

In the revenue management market, we compete with PROS Holdings, Inc., The Rainmaker Group, Inc. and Yardi Systems, Inc.

In the spend management market, we compete with Site Stuff, Inc. (owned by Yardi Systems, Inc.), AvidXchange, Inc., Nexus Systems, Inc., Ariba, Inc. and Oracle Corporation.

In the payment processing market, we compete with Chase Paymentech Solutions, LLC (a subsidiary of JPMorgan Chase & Co.), First Data Corporation, Fiserv, Inc., MoneyGram International, Inc., NWP Services Corporation, Property Solutions International, Inc., RentPayment.com (a subsidiary of Yapstone, Inc.), Yardi Systems, Inc. and a number of national banking institutions.

In addition, many of our existing or potential customers have developed or may develop their own solutions that may be competitive with our solutions. We also may face competition for potential acquisition targets from our competitors who are seeking to expand their offerings.

With respect to all of our competitors, we compete based on a number of factors, including total cost of ownership, ease of implementation, product functionality and scope, performance, security, scalability and reliability of service, brand and reputation, sales and marketing capabilities and financial resources. Some of our existing competitors and new market entrants may enjoy substantial competitive advantages, such as greater name recognition, longer operating histories, a larger installed customer base and larger marketing budgets, as well as greater financial, technical and other resources. In addition, any number of our existing competitors or new market entrants could combine or consolidate to become a more formidable competitor with greater resources. As a result of such competitive advantages, our existing and future competitors may be able to:

•	develop superior products or services, gain greater market acceptance and expand their offerings more efficiently or more rapidly;

•	adapt to new or emerging technologies and changes in customer requirements more quickly;

•	take advantage of acquisition and other opportunities more readily;

•	adopt more aggressive pricing policies and devote greater resources to the promotion of their brand and marketing and sales of their products and services; and

•	devote greater resources to the research and development of their products and services.

If we are not able to compete effectively, our operating results will be harmed.

We integrate our software-enabled value-added services with competitive ERP applications for some of our customers. Our application infrastructure, marketed to our customers as The RealPage Cloud, is based on an open architecture that enables third-party applications to access and interface with applications hosted in The RealPage Cloud through our RealPage Exchange platform. Likewise, through this platform our RealPage Cloud services are able to access and interface with other third-party applications, including third-party property management systems. We also provide services to assist in the implementation, training, support and hosting with respect to the integration of some of our competitors’ applications with our solutions. We sometimes rely on the cooperation of our competitors to implement solutions for our customers. However, frequently our reliance on the cooperation of our competitors can result in delays in integration. There is no assurance that our competitors, even if contractually obligated to do so, will continue to cooperate with us or will not prospectively alter their obligations to do so. We also occasionally develop interfaces between our software-enabled value-added services and competitor ERP systems without their cooperation or consent. There is no assurance that our competitors will not alter their applications in ways that inhibit integration or assert that their intellectual property rights restrict our ability to integrate our solutions with their applications. One of our competitors contacted us and certain of our customers and expressed concerns about our hosting such competitor’s applications in The RealPage Cloud and our performance of certain consulting services. This competitor has also expressed its concern that we may misappropriate its intellectual property by hosting its applications for our mutual customers in The RealPage Cloud. We believe that we are lawfully hosting and accessing such competitor’s applications in The RealPage Cloud solely for purposes authorized by our customers and within our customers’ contractual rights. However, if our competitors do not continue to cooperate with us, alter their applications in ways that inhibit or restrict the integration of our solutions or assert that their intellectual property rights restrict our ability to integrate our solutions with their applications and we are not able to find alternative ways to integrate our solutions with our competitors’ applications, our business would be harmed. Additionally, in the event that a competitor did take legal action against us to assert claims of intellectual property infringement, although we believe that any such claim would be without merit and we would vigorously defend such action, we cannot assure you that it would ultimately be resolved in our favor and we would expect that any such litigation would be expensive and time-consuming for our management.

Variability in our sales and activation cycles could result in fluctuations in our quarterly results of operations and cause our stock price to decline.

The sales and activation cycles for our solutions, from initial contact with a potential customer to contract execution and activation, vary widely by customer and solution. We do not recognize revenue until the solution is activated. While most of our activations follow a set of standard procedures, a customer’s priorities may delay activation and our ability to recognize revenue, which could result in fluctuations in our quarterly operating results.

Many of our customers are price sensitive, and if market dynamics require us to change our pricing model or reduce prices, our operating results will be harmed.

Many of our existing and potential customers are price sensitive, and recent adverse global economic conditions have contributed to increased price sensitivity in the multi-family housing market and the other markets that we serve. As market dynamics change, or as new and existing competitors introduce more competitive pricing or pricing models, we may be unable to renew our agreements with existing customers or customers of the businesses we acquire or attract new customers at the same price or based on the same pricing model as previously used. As a result, it is possible that we may be required to change our pricing model, offer price incentives or reduce our prices, which could harm our revenue, profitability and operating results.

If we do not effectively expand and train our sales force, we may be unable to add new customers or increase sales to our existing customers and our business will be harmed.

We continue to be substantially dependent on our sales force to obtain new customers and to sell additional solutions to our existing customers. We believe that there is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training and retaining sufficient numbers of sales personnel to support our growth. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Our recent hires and planned hires may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals in the markets where we do business or plan to do business. If we are unable to hire and train sufficient numbers of effective sales personnel, or the sales personnel are not successful in obtaining new customers or increasing sales to our existing customer base, our business will be harmed.

Material defects or errors in the software we use to deliver our solutions could harm our reputation, result in significant costs to us and impair our ability to sell our solutions.

The software applications underlying our solutions are inherently complex and may contain material defects or errors, particularly when first introduced or when new versions or enhancements are released. We have from time to time found defects in the software applications underlying our solutions and new errors in our existing solutions may be detected in the future. Any errors or defects that cause performance problems or service interruptions could result in:

•	a reduction in new sales or subscription renewal rates;

•	unexpected sales credits or refunds to our customers, loss of customers and other potential liabilities;

•	delays in customer payments, increasing our collection reserve and collection cycle;

•	diversion of development resources and associated costs;

•	harm to our reputation and brand; and

•	unanticipated litigation costs.

Additionally, the costs incurred in correcting defects or errors could be substantial and could adversely affect our operating results.

Failure to effectively manage the development of our solutions and data processing efforts outside the United States could harm our business.

Our success depends, in part, on our ability to process high volumes of customer data and enhance existing solutions and develop new solutions rapidly and cost effectively. We currently maintain an office in Hyderabad, India where we employ development and data processing personnel. We believe that performing these activities in Hyderabad increases the efficiency and decreases the costs of our development and data processing efforts. However, managing and staffing international operations requires management’s attention and financial resources. The level of cost-savings achieved by our international operations may not exceed the amount of investment and additional resources required to manage and operate these international operations. Additionally, if we experience problems with our workforce or facilities in Hyderabad, our business could be harmed due to delays in product release schedules or data processing services.

We rely on third-party technologies and services that may be difficult to replace or that could cause errors, failures or disruptions of our service, any of which could harm our business.

We rely on a number of third-party providers, including, but not limited to, computer hardware and software vendors and database providers, to deliver our solutions. We currently utilize equipment, software and services from Avaya Inc., Cisco Systems, Inc., Compellent Technologies, Inc., Dell Inc., EMC Corporation, Microsoft Corporation, Oracle Corporation and salesforce.com, inc., as well as many other smaller providers. Our OneSite Accounting service relies on a SaaS-based accounting system developed and maintained by a third-party service provider. We host this application in our data centers and provide supplemental development resources to extend this accounting system to meet the unique requirements of the rental housing industry. Our shared cloud portfolio reporting service will utilize software licensed from IBM. We expect to utilize additional service providers as we expand our platform. Although the third-party technologies and services that we currently require are commercially available, such technologies and services may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use any of these technologies or services could result in delays in the provisioning of our solutions until alternative technology is either developed by us, or, if available, is identified, obtained and integrated, and such delays could harm our business. It also may be time consuming and costly to enter into new relationships. Additionally, any errors or defects in the third-party technologies we utilize or delays or interruptions in the third-party services we rely on could result in errors, failures or disruptions of our services, which also could harm our business.

We depend upon third-party service providers for important payment processing functions. If these third-party service providers do not fulfill their contractual obligations or choose to discontinue their services, our business and operations could be disrupted and our operating results would be harmed.

We rely on several large payment processing organizations to enable us to provide payment processing services to our customers, including electronic funds transfers, or EFT, check services, bank card authorization, data capture, settlement and merchant accounting services and access to various reporting tools. These organizations include Paymentech, LLC, Jack Henry & Associates, Inc., JPMorgan Chase Bank, N.A. and Wells Fargo, N.A. We also rely on third-party hardware manufacturers to manufacture the check scanning hardware our customers utilize to process transactions. Some of these organizations and service providers are competitors who also directly or indirectly sell payment processing services to customers in competition with us. With respect to these organizations and service providers, we have significantly less control over the systems and processes than if we were to maintain and operate them ourselves. In some cases, functions necessary to our business are performed on proprietary third-party systems and software to which we have no access. We also generally do not have long-term contracts with these organizations and service providers. Accordingly, the failure of these organizations and service providers to renew their contracts with us or fulfill their contractual obligations and perform satisfactorily could result in significant disruptions to our operations and adversely affect operating results. In addition, businesses that we have acquired, or may acquire in the future, typically rely on other payment processing service providers. We may encounter difficulty converting payment processing services from these service providers to our payment processing platform. If we are required to find an alternative source for performing these functions, we may have to expend significant money, time and other resources to develop or obtain an alternative, and if developing or obtaining an alternative is not accomplished in a timely manner and without significant disruption to our business, we may be unable to fulfill our responsibilities to customers or meet their expectations, with the attendant potential for liability claims, damage to our reputation, loss of ability to attract or maintain customers and reduction of our revenue or profits.

We face a number of risks in our payment processing business that could result in a reduction in our revenues and profits.

In connection with our payment processing services, we collect resident funds and subsequently remit these resident funds to our customers after varying holding periods. These funds are settled through our sponsor bank, and in the case of EFT, our Originating Depository Financial Institution, or ODFI. Currently, we rely on Wells Fargo, N.A. and JPMorgan Chase Bank, N.A. as our sponsor banks. In the future, we expect to enter into similar sponsor bank relationships with one or more other national banking institutions. The custodial balances that we hold for our customers at our sponsor bank are identified in our consolidated balance sheets as restricted cash and the corresponding liability for these custodial balances is identified as customer deposits. Our payment processing business and related maintenance of custodial accounts subjects us to a number of risks, including, but not limited to:

•	liability for customer costs related to disputed or fraudulent merchant transactions if those amounts exceed the amount of the customer reserves we have established to make such payments;

•	limits on the amount of custodial balances that any single ODFI will underwrite;

•	reliance on bank sponsors and card payment processors and other service providers to process bank card transactions;

•	failure by us or our bank sponsors to adhere to applicable laws and regulatory requirements or the standards of the Visa and MasterCard credit card associations;

•	incidences of fraud or a security breach or our failure to comply with required external audit standards; and

•	our inability to increase our fees at times when Visa and MasterCard increase their merchant transaction processing fees.

If any of these risks related to our payment processing business were to occur, our business or financial results could be negatively affected. Additionally, with respect to the processing of EFTs, we are exposed to financial risk. EFTs between a resident and our customer may be returned for insufficient funds, or NSFs, or rejected. These NSFs and rejects are charged back to the customer by us. However, if we or our sponsor banks are unable to collect such amounts from the customer’s account or if the customer refuses or is unable to reimburse us for the chargeback, we bear the risk of loss for the amount of the transfer. While we have not experienced material losses resulting from chargebacks in the past, there can be no assurance that we will not experience significant losses from chargebacks in the future. Any increase in chargebacks not paid by our customers may adversely affect our financial condition and results of operations.

If our security measures are breached and unauthorized access is obtained to our customers’ or their residents’ data, we may incur significant liabilities, our solutions may be perceived as not being secure and customers may curtail or stop using our solutions.

The solutions we provide involve the collection, storage and transmission of confidential personal and proprietary information regarding our customers and our customers’ current and prospective residents. Specifically, we collect, store and transmit a variety of customer data including, but not limited to, the demographic information and payment histories of our customers’ prospective and current residents. Additionally, we collect and transmit sensitive financial data such as credit card and bank account information. If our data security or data integrity measures are breached as a result of third-party actions or fail due to any employees’ or contractors’ errors or malfeasance or otherwise, and someone obtains unauthorized access to this information or the data is otherwise compromised, we could incur significant liability to our customers and to their prospective or current residents or significant fines and sanctions by processing networks or governmental bodies, any of which could result in harm to our business and damage to our reputation.

We also rely upon our customers as users of our system to promote security of the system and the data within it, such as administration of customer-side access credentialing and control of customer-side display of data. On occasion, our customers have failed to perform these activities in such a manner as to prevent unauthorized access to data. To date, these breaches have not resulted in claims against us or in material harm to our business, but we cannot be certain that the failure of our customers in future periods to perform these activities will not result in claims against us, which could expose us to potential litigation and harm to our reputation.

There can be no certainty that the measures we have taken to protect the privacy and integrity of our customers’ and their current or prospective residents’ data are adequate to prevent or remedy unauthorized access to our system. Because techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventive measures. Experienced computer programmers seeking to intrude or cause harm, or hackers, may attempt to penetrate our service infrastructure from time to time. Although we have not experienced any material security breaches to date, a hacker who is able to penetrate our service infrastructure could misappropriate proprietary or confidential information or cause interruptions in our services. We might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers, and we may not have a timely remedy against a hacker who is able to penetrate our service infrastructure. In addition to purposeful breaches, the inadvertent transmission of computer viruses could expose us to security risks. If an actual or perceived breach of our security occurs or if our customers and potential customers perceive vulnerabilities, the market perception of the effectiveness of our security measures could be harmed and we could lose sales and customers.

If we are unable to cost-effectively scale or adapt our existing architecture to accommodate increased traffic, technological advances or changing customer requirements, our operating results could be harmed.

As we continue to increase our customer base, the number of users accessing our on demand software solutions over the Internet will continue to increase. Increased traffic could result in slow access speeds. Since our customer agreements typically include service availability commitments, slow access speeds or our failure to accommodate increased traffic could result in breaches of our customer agreements. In addition, the market for our solutions is characterized by rapid technological advances and changes in customer requirements. In order to accommodate increased traffic and respond to technological advances and evolving customer requirements, we expect that we will be required to make future investments in our network architecture. If we do not implement future upgrades to our network architecture cost-effectively, or if we experience prolonged delays or unforeseen difficulties in connection with upgrading our network architecture, our service quality may suffer and our operating results could be harmed.

Because certain solutions we provide depend on access to customer data, decreased access to this data or the failure to comply with applicable privacy laws and regulations or address privacy concerns applicable to such data could harm our business.

Certain of our solutions depend on our continued access to our customers’ data regarding their prospective and current residents, including data compiled by other third-party service providers who collect and store data on behalf of our customers. Federal and state governments and agencies have adopted, or are considering adopting, laws and regulations regarding the collection, use and disclosure of such data. Any decrease in the availability of such data from our customers, or other third parties that collect and store such data on behalf of our customers, and the costs of compliance with, and other burdens imposed by, applicable legislative and regulatory initiatives may limit our ability to collect, aggregate or use this data. Any limitations on our ability to collect, aggregate or use such data could reduce demand for certain of our solutions. Additionally, any inability to adequately address privacy concerns, even if unfounded, or comply with applicable privacy laws, regulations and policies, could result in liability to us or damage to our reputation and could inhibit sales and market acceptance of our solutions and harm our business.

The market for on demand software solutions in the rental housing industry is new and continues to develop, and if it does not develop further or develops more slowly than we expect, our business will be harmed.

The market for on demand software solutions in the rental housing industry delivered via the Internet through a web browser is rapidly growing but still relatively immature compared to the market for traditional on premise software installed on a customer’s local personal computer or server. It is uncertain whether the on demand delivery model will achieve and sustain high levels of demand and market acceptance, making our business and future prospects difficult to evaluate and predict. While our existing customer base has widely accepted this new model, our future success will depend, to a large extent, on the willingness of our potential customers to choose on demand software solutions for business processes that they view as critical. Many of our potential customers have invested substantial effort and financial resources to integrate traditional enterprise software into their businesses and may be reluctant or unwilling to switch to on demand software solutions. Some businesses may be reluctant or unwilling to use on demand software solutions because they have concerns regarding the risks associated with security capabilities, reliability and availability, among other things, of the on demand delivery model. If potential customers do not consider on demand software solutions to be beneficial, then the market for these solutions may not further develop, or it may develop more slowly than we expect, either of which would adversely affect our operating results.

Economic trends that affect the rental housing market may have a negative effect on our business.

Our customers include a range of organizations whose success is intrinsically linked to the rental housing market. Economic trends that negatively affect the rental housing market may adversely affect our business. The recent downturn in the global economy has caused volatility in the real estate markets, generally, including the rental housing market, and increases in the rates of mortgage defaults and bankruptcy. Continued instability or downturns affecting the rental housing market may have a material adverse effect on our business, prospects, financial condition and results of operations by:

•	reducing the number of occupied sites and units on which we earn revenue;

•	preventing our customers from expanding their businesses and managing new properties;

•	causing our customers to reduce spending on our solutions;

•	subjecting us to increased pricing pressure in order to add new customers and retain existing customers;

•	causing our customers to switch to lower-priced solutions provided by our competitors or internally developed solutions;

•	delaying or preventing our collection of outstanding accounts receivable; and

•	causing payment processing losses related to an increase in customer insolvency.

We may require additional capital to support business growth, and this capital might not be available.

We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges or opportunities, including the need to develop new solutions or enhance our existing solutions, enhance our operating infrastructure or acquire businesses and technologies. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Debt financing secured by us in the future could involve additional restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. In addition, we may not be able to obtain additional financing on terms favorable to us, if at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support our business growth and to respond to business challenges or opportunities could be significantly limited.

Our debt obligations contain restrictions that impact our business and expose us to risks that could adversely affect our liquidity and financial condition.

On September 3, 2009, we entered into a credit facility with Wells Fargo Capital Finance, LLC (formerly Wells Fargo Foothill, LLC) and Comerica Bank. As amended on June 22, 2010, the credit facility provides for borrowings of up to $81.9 million, subject to a borrowing formula, including a revolving facility of up to $10.0 million, with a sublimit of $5.0 million for the issuance of letters of credit on our behalf, and a term loan facility of up to $71.9 million. At September 30, 2010, we had $2.0 million outstanding indebtedness under the revolving facility and approximately $38.7 million of outstanding indebtedness under the term loan facility. In November 2010, we borrowed $30.0 million on our delayed draw term loans to facilitate our acquisition of Level One. Our interest expense in 2009 and the nine months ended September 30, 2010 for the credit facility was approximately $0.9 million and $2.0 million, respectively.

Advances under the credit facility may be voluntarily prepaid, and must be prepaid with the proceeds of certain dispositions, extraordinary receipts, indebtedness and equity, with excess cash flow and in full upon a change in control, other than in connection with this offering, so long as we complete this offering by January 31, 2011. Reductions of the revolver, voluntary prepayments and mandatory prepayments from the proceeds of indebtedness and equity are each subject to a prepayment premium of 1.0% prior to June 22, 2011, 0.5% on or after June 22, 2011 and prior to June 22, 2012 and 0% thereafter. Such prepayments will be applied first to reduce the term loan, and then to reduce availability under the revolver.

All of our obligations under the loan facility are secured by substantially all of our property. All of our existing and future domestic subsidiaries are required to guaranty our obligations under the credit facility, other than certain immaterial subsidiaries and our payment processing subsidiary, RealPage Payment Processing Services, Inc. Our foreign subsidiaries may, under certain circumstances, be required to guaranty our obligations under the credit facility. Such guarantees by existing and future subsidiaries are and will be secured by substantially all of the property of such subsidiaries.

Our credit facility contains customary covenants, which limit our and certain of our subsidiaries’ ability to, among other things:

•	incur additional indebtedness or guarantee indebtedness of others;

•	create liens on our assets;

•	enter into mergers or consolidations;

•	dispose of assets;

•	prepay indebtedness or make changes to our governing documents and certain of our agreements;

•	pay dividends and make other distributions on our capital stock, and redeem and repurchase our capital stock;

•	make investments, including acquisitions;

•	enter into transactions with affiliates; and

•	make capital expenditures.

Our credit facility also contains customary affirmative covenants, including, among other things, requirements to: take certain actions in the event we form or acquire new subsidiaries; hold annual meetings with our lenders; provide copies of material contracts and amendments to our lenders; locate our collateral only at specified locations; and use commercially reasonable efforts to ensure that certain material contracts permit the assignment of the contract to our lenders; subject in each case to customary exceptions and qualifications. We are also required to comply with a fixed charge coverage ratio, which is a ratio of our EBITDA to our fixed charges as determined in accordance with the credit facility, of 1.225:1.00 for the 12-month period ended September 30, 2010 and 1.25:1:00 for each 12-month period thereafter, and a senior leverage ratio, which is a ratio of the outstanding principal balance of our term loan plus our outstanding revolver usage to our EBITDA as determined in accordance with the credit facility, of 1.85:1.00 for each period from July 31, 2010 until October 31, 2010, then 2.35:1.00 for each period until December 31, 2010, with step-downs until July 31, 2011, when the ratio is set at 1.50:1.00 for such period and thereafter.

The credit facility contains customary events of default, subject to customary cure periods for certain defaults, that include, among others, non-payment defaults, covenant defaults, material judgment defaults, bankruptcy and insolvency defaults, cross-defaults to certain other material indebtedness, inaccuracy of representations and warranties and a failure to extend the maturity date of certain subordinated debt on or before December 31, 2010 or to repay such debt on terms satisfactory to our lenders.

If we experience a decline in cash flow due to any of the factors described in this “Risk Factors” section or otherwise, we could have difficulty paying interest and principal amounts due on our indebtedness and meeting the financial covenants set forth in our credit facility. If we are unable to generate sufficient cash flow or otherwise obtain the funds necessary to make required payments under our credit facility, or if we fail to comply with the requirements of our indebtedness, we could default under our credit facility. In addition, to date we have obtained waivers under our credit facility, but such waivers were not related to a decline in our cash flow. As a result of our ongoing communications with the lenders under our credit facility, our lenders were aware of the transactions and circumstances leading up to these waivers and we expected to receive their approval with regard to such transactions and circumstances, whether in the form of a consent, waiver, amendment or otherwise. The waivers under the credit facility were in connection with procedural requirements under our credit agreement related to: two acquisition transactions we entered into in September 2009; an update to the credit agreement schedules to include certain arrangements we have in place, and had in place at the time of closing of the credit facility, with our subsidiary that serves as a special purpose vehicle for processing payments, including a guaranty made by us for the benefit of our subsidiary in favor of Wells Fargo Bank; the payment of cash dividends of approximately $16,000 more than the amount agreed to by the lenders; and with respect to our fixed charge coverage ratio as a result of payments approved by our board of directors and discussed with our lenders for a cash dividend paid in December 2009 and for payments on promissory notes held by holders of our preferred stock in connection with a prior declared dividend. While we view each of these as one-time events, and while we were able to successfully negotiate waivers for such defaults and amendments to our credit facility to ensure such events would be in compliance with the terms of the credit facility consistent with our ongoing discussions with our lenders about these events, we may in the future fail to comply with the terms of our credit facility and be unable to negotiate a waiver of any such defaults with our lenders. Any default that is not cured or waived could result in the acceleration of the obligations under the credit facility, an increase in the applicable interest rate under the credit facility and a requirement that our subsidiaries that have guaranteed the credit facility pay the obligations in full, and would permit our lender to exercise remedies with respect to all of the collateral that is securing the credit facility, including substantially all of our and our subsidiary guarantors’ assets. Any such default could have a material adverse effect on our liquidity and financial condition.

Even if we comply with all of the applicable covenants, the restrictions on the conduct of our business could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that may be beneficial to the business. Even if the credit facility were terminated, additional debt we could incur in the future may subject us to similar or additional covenants.

We also have substantial equipment lease obligations, which totaled approximately $0.9 million as of September 30, 2010. If we are unable to generate sufficient cash flow from our operations or cash from other sources in order to meet the payment obligations under these equipment leases, we may lose the right to possess and operate the equipment used in our business, which would substantially impair our ability to provide our solutions and could have a material adverse effect on our liquidity or results of operations.

Assertions by a third party that we infringe its intellectual property, whether successful or not, could subject us to costly and time-consuming litigation or expensive licenses.

The software and technology industries are characterized by the existence of a large number of patents, copyrights, trademarks and trade secrets and by frequent litigation based on allegations of infringement, misappropriation, misuse and other violations of intellectual property rights. We have received in the past, and may receive in the future, communications from third parties claiming that we have infringed or otherwise misappropriated the intellectual property rights of others. Our technologies may not be able to withstand any third-party claims against their use. Since we currently have no patents, we may not use patent infringement as a defensive strategy in such litigation. Additionally, although we have licensed from other parties proprietary technology covered by patents, we cannot be certain that any such patents will not be challenged, invalidated or circumvented. If such patents are invalidated or circumvented, this may allow existing and potential competitors to develop products and services that are competitive with, or superior to, our solutions.

Many of our customer agreements require us to indemnify our customers for certain third-party intellectual property infringement claims, which could increase our costs as a result of defending such claims and may require that we pay damages if there were an adverse ruling or settlement related to any such claims. These types of claims could harm our relationships with our customers, may deter future customers from purchasing our solutions or could expose us to litigation for these claims. Even if we are not a party to any litigation between a customer and a third party, an adverse outcome in any such litigation could make it more difficult for us to defend our intellectual property in any subsequent litigation in which we are a named party.

One of our competitors contacted us and certain of our customers and expressed concerns that we may misappropriate its intellectual property by hosting its applications for our mutual customers in The RealPage Cloud. If this competitor ultimately pursues legal action against us, we believe that we have meritorious defenses to any claims that it may assert against us and would defend them vigorously. However, any intellectual property rights claim against us or our customers, with or without merit, could be time-consuming, expensive to litigate or settle and could divert management’s attention and our financial resources. Any such litigation could force us to stop selling, incorporating or using our solutions that include the challenged intellectual property or redesign those solutions that use the technology. In addition, we may have to pay damages if we are found to be in violation of a third party’s rights. We may have to procure a license for the technology, which may not be available on reasonable terms, if at all, may significantly increase our operating expenses or may require us to restrict our business activities in one or more respects. As a result, we may also be required to develop alternative non-infringing technology, which could require significant effort and expense. We cannot assure you we would be able to develop alternative solutions or, if alternative solutions were developed, that they would perform as required or be accepted in the relevant markets. In some instances, if we are unable to offer non-infringing technology, or obtain a license for such technology, we may be required to refund some or the entire license fee paid for the infringing technology to our customers.

Our exposure to risks associated with the use of intellectual property may be increased as a result of acquisitions, as we have a lower level of visibility into the development process with respect to acquired technology or the care taken to safeguard against infringement risks. Third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

Any failure to protect and successfully enforce our intellectual property rights could compromise our proprietary technology and impair our brands.

Our success depends significantly on our ability to protect our proprietary rights to the technologies we use in our solutions. If we are unable to protect our proprietary rights adequately, our competitors could use the intellectual property we have developed to enhance their own products and services, which could harm our business. We rely on a combination of copyright, service mark, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights, all of which provide only limited protection. We currently have no issued patents or pending patent applications and may be unable to obtain patent protection in the future. In addition, if any patents are issued in the future, they may not provide us with any competitive advantages, may not be issued in a manner that gives us the protection that we seek and may be successfully challenged by third parties. Unauthorized parties may attempt to copy or otherwise obtain and use the technologies underlying our solutions. Monitoring unauthorized use of our technologies is difficult, and we do not know whether the steps we have taken will prevent unauthorized use of our technology. If we are unable to protect our proprietary rights, we may find ourselves at a competitive disadvantage to others who have not incurred the substantial expense, time and effort required to create similar innovative products.

We cannot assure you that any future service mark or trademark registrations will be issued for pending or future applications or that any registered service marks or trademarks will be enforceable or provide adequate protection of our proprietary rights. If we are unable to secure new marks, maintain already existing marks and enforce the rights to use such marks against unauthorized third-party use, our ability to brand, identify and promote our solutions in the marketplace could be impaired, which could harm our business.

We customarily enter into agreements with our employees, contractors and parties with whom we do business to limit access to and disclosure of our proprietary information. The steps we have taken, however, may not prevent unauthorized use or the reverse engineering of our technology. Moreover, we may be required to release the source code of our software to third parties under certain circumstances. For example, some of our customer agreements provide that if we cease to maintain or support a certain solution without replacing it with a successor solution, then we may be required to release the source code of the software underlying such solution. In addition, others may independently develop technologies that are competitive to ours or infringe our intellectual property. Enforcement of our intellectual property rights also depends on our legal actions being successful against these infringers, but these actions may not be successful, even when our rights have been infringed. Furthermore, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights in Internet-related industries are uncertain and still evolving.

Additionally, if we sell our solutions internationally in the future, effective patent, trademark, service mark, copyright and trade secret protection may not be available or as robust in every country in which our solutions are available. As a result, we may not be able to effectively prevent competitors outside the United States from infringing or otherwise misappropriating our intellectual property rights, which could reduce our competitive advantage and ability to compete or otherwise harm our business.

Current and future litigation against us could be costly and time consuming to defend.

We are from time to time subject to legal proceedings and claims that arise in the ordinary course of business, including claims brought by our customers in connection with commercial disputes, claims brought by our customers’ current or prospective residents, including potential class action lawsuits based on asserted statutory or regulatory violations, and employment claims made by our current or former employees. Litigation, regardless of its outcome, may result in substantial costs and may divert management’s attention and our resources, which may harm our business, overall financial condition and operating results. In addition, legal claims that have not yet been asserted against us may be asserted in the future. Insurance may not cover such claims, may not be sufficient for one or more such claims and may not continue to be available on terms acceptable to us, or at all. A claim brought against us that is uninsured or underinsured could result in unanticipated costs, thereby harming our operating results.

On June 15, 2009, a prospective resident of one of our customers filed a class action lawsuit styled Minor v. RealPage, Inc. against us in the U.S. District Court for the Central District of California, which was transferred to the United States District Court for the Eastern District of Texas (No. 4:09CV-00439). The plaintiff has alleged two individual claims and three class-based causes of action against us. Individually, the plaintiff alleges that we (i) willfully failed to employ reasonable procedures to ensure the maximum accuracy of our resident screening reports as required by 15 U.S.C. § 1681e(b) and, in the alternative, (ii) negligently (within the meaning of 15 U.S.C. § 1681o(a)) failed to employ reasonable procedures to ensure the maximum accuracy of our resident screening reports, as required by 15 U.S.C. § 1681e(b), in each case stemming from our provision of a report that allegedly included inaccurate criminal conviction information. The plaintiff seeks actual, statutory and punitive damages on her individual claims. In her capacity as the putative class representative, the plaintiff also alleges that we: (i) willfully failed to provide legally mandated disclosures upon a consumer’s request inconsistent with 15 U.S.C. § 1681g; (ii) willfully failed to provide prompt notice of consumers’ disputes to the data furnishers who provided us with the information whose accuracy was in question, as required by 15 U.S.C. § 1681i(a)(2); and (iii) willfully failed to provide prompt notice of consumers’ disputes to the consumer reporting agencies providing us with the information whose accuracy was in question, as required by 15 U.S.C. § 1681i(f). The plaintiff seeks statutory and punitive damages, a declaration that our practices and procedures are in violation of the Fair Credit Reporting Act and attorneys’ fees and costs. Because this lawsuit is at an early stage, it is not possible to predict its outcome. We believe that we have meritorious defenses to the claims in this case and intend to defend it vigorously. See “Business — Legal Proceedings” for further information regarding this claim.

On March 4, 2008, we were named as a defendant in a class action lawsuit styled Taylor, et al. v. Acxiom Corp., et al. filed in the U.S. District Court for the Eastern District of Texas (No. 2:07-CV-00001). Plaintiffs alleged that we obtained and held motor vehicle records in bulk from the State of Texas, an allegedly improper purpose in violation of the federal Driver’s Privacy Protection Act, or the DPPA. In addition, the plaintiffs alleged that we obtained these records for the purpose of re-selling them, another allegedly improper purpose in violation of the DPPA. Plaintiffs further purported to represent a putative class of approximately 20.0 million individuals affected by the defendants’ alleged DPPA violations. They sought statutory damages of $2,500 per each violation of the DPPA, punitive damages and an order requiring defendants to destroy information obtained in violation of the DPPA. In September 2008, the U.S. District Court dismissed plaintiffs’ complaint for failure to state a claim. The plaintiffs subsequently appealed the dismissal to the U.S. Court of Appeals for the Fifth Circuit. In November 2009, the Fifth Circuit heard oral argument on the appeal. In July 2010, the Fifth Circuit affirmed the U.S. District Court’s dismissal. The Plaintiff-Appellants filed a petition for certiorari with the United States Supreme Court on October 12, 2010, seeking review of the Fifth Circuit’s decision, and we received service of the petition on October 15, 2010. See “Business — Legal Proceedings” for further information regarding this claim.

In March 2010, the District Attorney of Ventura County, California issued an administrative subpoena to us seeking certain information related to our provision of utility billing services in the State of California. A representative of the District Attorney has informed us that the subpoena was issued in connection with a general investigation of industry practices with respect to utility billing in California. Utility billing is subject to regulation by state law and various state administrative agencies, including in California, the California Public Utility Commission, or the CPUC, and the Division of Weights and Measures, or the DWM. We have provided the District Attorney with the information requested in the subpoena. In late August 2010, we received limited, follow-up requests for information to which we have responded. The District Attorney’s office has not initiated an administrative or other enforcement action against us, nor have they asserted any violations of the applicable regulations by us. Given the early stage of this investigation, it is difficult to predict its outcome and whether the District Attorney will pursue an administrative or other enforcement action against us in the State of California and what the result of any such action would be. However, penalties or assessments of violations of regulations promulgated by the CPUC or DWM or other regulators may be calculated on a per occurrence basis. Due to the large number of billing transactions we process for our customers in California, our potential liability in an enforcement action could be significant. If the District Attorney ultimately pursues an administrative or other enforcement action against us, we believe that we have meritorious defenses to the potential claims and would defend them vigorously. However, even if we were successful in defending against such claims, the proceedings could result in significant costs and divert management’s attention. See “Business — Legal Proceedings” for further information regarding this claim.

On November 17, 2010, a prospective resident of a Level One customer named us as a defendant in a class action lawsuit styled Cohorst v. BRE Properties, Inc., et al. filed in the Superior Court of the State of California, San Diego County, North County Division. The plaintiff alleges that the defendants, pursuant to an alleged practice of monitoring and recording all inbound and outbound telephone calls, monitored and recorded a telephone conversation with the plaintiff without the plaintiff’s knowledge and consent, when the plaintiff responded to an advertisement for an apartment for rent. The putative class consists of all persons in California whose inbound or outbound telephone conversations were monitored, recorded, eavesdropped upon and/or wiretapped by the defendants without their consent during the four-year period commencing on November 12, 2006. The plaintiff alleges four class-based causes of action consisting of (i) invasion of privacy in violation of California Penal Code § 630, et seq.; (ii) common law invasion of privacy; (iii) negligence; and (iv) unlawful, fraudulent and unfair business acts and practices in violation of California Business & Professions Code § 17200, et seq. The plaintiff seeks statutory damages of at least $5,000 per violation; disgorgement and restitution of any ill-gotten gains; general, special, exemplary and punitive damages; injunctive relief; attorneys’ fees; costs of the suit and prejudgment interest. Because this lawsuit is at an early stage, it is not possible to predict its outcome.

We could be sued for contract or product liability claims, and such lawsuits may disrupt our business, divert management’s attention and our financial resources or have an adverse effect on our financial results.

We provide warranties to customers of certain of our solutions relating primarily to product functionality, network uptime, critical infrastructure availability and hardware replacement. General errors, defects, inaccuracies or other performance problems in the software applications underlying our solutions or inaccuracies in or loss of the data we provide to our customers could result in financial or other damages to our customers. There can be no assurance that any limitations of liability set forth in our contracts would be enforceable or would otherwise protect us from liability for damages. We maintain general liability insurance coverage, including coverage for errors and omissions, in amounts and under terms that we believe are appropriate. There can be no assurance that this coverage will continue to be available on terms acceptable to us, or at all, or in sufficient amounts to cover one or more large product liability claims, or that the insurer will not deny coverage for any future claim. The successful assertion of one or more large product liability claims against us that exceeds available insurance coverage, could have a material adverse effect on our business, prospects, financial condition and results of operations.

If we fail to develop our brands cost-effectively, our financial condition and operating results could be harmed.

We market our solutions under discrete brand names. We believe that developing and maintaining awareness of our brands is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new customers and retaining our existing customers. Additionally, we believe that developing these brands in a cost-effective manner is critical in meeting our expected margins. In the past, our efforts to build our brands have involved significant expenses and we intend to continue to make expenditures on brand promotion. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incurred in building our brands. If we fail to cost-effectively build and maintain our brands, we may fail to attract new customers or retain our existing customers, and our financial condition and results of operations could be harmed.

If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, our ability to operate our business and investors’ views of us.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are in the process of documenting, reviewing and improving our internal controls and procedures for compliance with Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, which requires annual management assessment of the effectiveness of our internal control over financial reporting and a report by our independent auditors. Both we and our independent auditors will be testing our internal controls in connection with the audit of our financial statements for the year ending December 31, 2011 and, as part of that testing, may identify areas for further attention and improvement. If we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements could be impaired, which could harm our operating results, harm our ability to operate our business and reduce the trading price of our stock.

Changes in, or errors in our interpretations and applications of, financial accounting standards or practices may cause adverse, unexpected financial reporting fluctuations and affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing rules or the questioning of current practices or errors in our interpretations and applications of financial accounting standards or practices may adversely affect our reported financial results or the way in which we conduct our business.

We have incurred, and will incur, increased costs and demands upon management as a result of complying with the laws and regulations affecting public companies, which could harm our operating results.

As a public company, we have incurred, and will incur, significant legal, accounting, investor relations and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with current corporate governance requirements, including requirements under Section 404 and other provisions of the Sarbanes-Oxley Act, as well as rules implemented by the Securities Exchange Commission and The NASDAQ Stock Market LLC. We expect these rules and regulations to increase our legal and financial compliance costs substantially and to make some activities more time-consuming and costly. We also expect that, as a public company, it will be more expensive for us to obtain director and officer liability insurance and that it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as our executive officers.

Government regulation of the rental housing industry, including background screening services and utility billing, the Internet and e-commerce is evolving, and changes in regulations or our failure to comply with regulations could harm our operating results.

The rental housing industry is subject to extensive and complex federal, state and local regulations. Our services and solutions must work within the extensive and evolving regulatory requirements applicable to our customers and third-party service providers, including, but not limited to, those under the Fair Credit Reporting Act, the Fair Housing Act, the Deceptive Trade Practices Act, the DPPA, the Gramm-Leach-Bliley Act, the Fair and Accurate Credit Transactions Act, the Privacy Rules, Safeguards Rule and Consumer Report Information Disposal Rule promulgated by the Federal Trade Commission, or FTC, the regulations of the United States Department of Housing and Urban Development, or HUD, and complex and divergent state and local laws and regulations related to data privacy and security, credit and consumer reporting, deceptive trade practices, discrimination in housing, utility billing and energy and gas consumption. These regulations are complex, change frequently and may become more stringent over time. Although we attempt to structure and adapt our solutions and service offerings to comply with these complex and evolving laws and regulations, we may be found to be in violation. If we are found to be in violation of any applicable laws or regulations, we could be subject to administrative and other enforcement actions as well as class action lawsuits. Additionally, many applicable laws and regulations provide for penalties or assessments on a per occurrence basis. Due to the nature of our business, the type of services we provide and the large number of transactions processed by our solutions, our potential liability in an enforcement action or class action lawsuit could be significant. In addition, entities such as HUD and the FTC have the authority to promulgate rules and regulations that may impact our customers and our business. We believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personally identifiable information or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for our on demand software solutions.

We deliver our on demand software solutions over the Internet and sell and market certain of our solutions over the Internet. As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. Taxation of products or services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for Internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of on demand software solutions, which could harm our business and operating results.

Our LeasingDesk insurance business is subject to governmental regulation which could reduce our profitability or limit our growth.

We hold insurance agent licenses from a number of individual state departments of insurance and are subject to state governmental regulation and supervision in connection with the operation of our LeasingDesk insurance business. This state governmental supervision could reduce our profitability or limit the growth of our LeasingDesk insurance business by increasing the costs of regulatory compliance, limiting or restricting the solutions we provide or the methods by which we provide them or subjecting us to the possibility of regulatory actions or proceedings. Our continued ability to maintain these insurance agent licenses in the jurisdictions in which we are licensed depends on our compliance with the rules and regulations promulgated from time to time by the regulatory authorities in each of these jurisdictions. Furthermore, state insurance departments conduct periodic examinations, audits and investigations of the affairs of insurance agents.

In all jurisdictions, the applicable laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally, such authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals and to implement regulations. Accordingly, we may be precluded or temporarily suspended from carrying on some or all of the activities of our LeasingDesk insurance business or otherwise be fined or penalized in a given jurisdiction. No assurances can be given that our LeasingDesk insurance business can continue to be conducted in any given jurisdiction as it has been conducted in the past.

We generate commission revenue from the insurance policies we sell as a registered insurance agent and if insurance premiums decline or if the insureds experience greater than expected losses, our revenues could decline and our operating results could be harmed.

Through our wholly owned subsidiary, Multifamily Internet Ventures LLC, a managing general insurance agency, we generate commission revenue from offering liability and renter’s insurance. Additionally, Multifamily Internet Ventures LLC has recently commenced the sale of additional insurance products, including auto and other personal lines insurance, to residents that buy renter’s insurance from us. These policies are ultimately underwritten by various insurance carriers. Some of the property owners and managers that subscribe to our solution opt to require residents to purchase rental insurance policies and agree to allow Multifamily Internet Ventures LLC to act as the exclusive insurance broker to their property. If demand for residential rental housing declines, property owners and managers may be forced to reduce their rental rates and to stop requiring the purchase of rental insurance in order to reduce the overall cost of renting. If property owners or managers cease to require renter’s insurance, elect to offer policies from competing providers or insurance premiums decline, our revenues from selling insurance policies will be adversely affected.

Additionally, one type of commission paid by insurance carriers to Multifamily Internet Ventures LLC is contingent commission, which is based on claims experienced at the properties for which the residents purchase insurance. In the event that claims by the insureds increase unexpectedly, the contingent commission we typically earn will be adversely affected. As a result, our quarterly operating results could fall below the expectations of analysts or investors, in which event our stock price may decline.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. Future changes in our stock ownership, some of which are outside of our control, could result in an ownership change under Section 382 of the Internal Revenue Code. For these reasons, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we maintain profitability.

If we are required to collect sales and use taxes on the solutions we sell in additional taxing jurisdictions, we may be subject to liability for past sales and our future sales may decrease.

States and some local taxing jurisdictions have differing rules and regulations governing sales and use taxes, and these rules and regulations are subject to varying interpretations that may change over time. We review these rules and regulations periodically and currently collect and remit sales taxes in taxing jurisdictions where we believe we are required to do so. However, additional state and/or local taxing jurisdictions may seek to impose sales or other tax collection obligations on us, including for past sales. A successful assertion that we should be collecting additional sales or other taxes on our solutions could result in substantial tax liabilities for past sales, discourage customers from purchasing our solutions or may otherwise harm our business and operating results. This risk is greater with regard to solutions acquired through acquisitions.

We may also become subject to tax audits or similar procedures in jurisdictions where we already collect and remit sales taxes. A successful assertion that we have not collected and remitted taxes at the appropriate levels may also result in substantial tax liabilities for past sales. Liability for past taxes may also include very substantial interest and penalty charges. Our customer contracts provide that our customers must pay all applicable sales and similar taxes. Nevertheless, customers may be reluctant to pay back taxes and may refuse responsibility for interest or penalties associated with those taxes. If we are required to collect and pay back taxes and the associated interest and penalties, and if our customers fail or refuse to reimburse us for all or a portion of these amounts, we will incur unplanned expenses that may be substantial. Moreover, imposition of such taxes on our solutions going forward will effectively increase the cost of such solutions to our customers and may adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

Changes in our effective tax rate could harm our future operating results.

We are subject to federal and state income taxes in the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our tax rate is affected by changes in the mix of earnings and losses in jurisdictions with differing statutory tax rates, including jurisdictions in which we have completed or may complete acquisitions, certain non-deductible expenses arising from the requirement to expense stock options and the valuation of deferred tax assets and liabilities, including our ability to utilize our net operating losses. Increases in our effective tax rate could harm our operating results.

We rely on our management team and need additional personnel to grow our business, and the loss of one or more key employees or our inability to attract and retain qualified personnel could harm our business.

Our success and future growth depend on the skills, working relationships and continued services of our management team. The loss of our Chief Executive Officer or other senior executives could adversely affect our business. Our future success also will depend on our ability to attract, retain and motivate highly skilled software developers, marketing and sales personnel, technical support and product development personnel in the United States and internationally. All of our employees work for us on an at-will basis. Competition for these types of personnel is intense, particularly in the software industry. As a result, we may be unable to attract or retain qualified personnel. Our inability to attract and retain the necessary personnel could adversely affect our business.

Our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity and teamwork fostered by our culture, and our business may be harmed.

We believe that a strong corporate culture that nurtures core values and philosophies is essential to our long-term success. We call these values and philosophies the “RealPage Promise” and we seek to practice the RealPage Promise in our actions every day. The RealPage Promise embodies our corporate values with respect to customer service, investor communications, employee respect and professional development and management decision-making and leadership. As our organization grows and we are required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture which could negatively impact our future success.

Risks Related to this Offering and Ownership of our Common Stock

The concentration of our capital stock owned by insiders upon the completion of this offering will limit your ability to influence corporate matters.

We anticipate that our executive officers, directors, current 5% or greater stockholders and entities affiliated with them will together beneficially own approximately 61.3% of our common stock following this offering, or 59.3% if the underwriters exercise their over-allotment option in full. Further, Stephen T. Winn, our Chief Executive Officer and Chairman of the Board, and entities beneficially owned by Mr. Winn will hold an aggregate of approximately 41.0% of our common stock following this offering, or 41.0% if the underwriters exercise their over-allotment option in full. This significant concentration of ownership may adversely affect the trading price for our common stock because investors often perceive disadvantages in owning stock in companies with controlling stockholders. Mr. Winn and entities beneficially owned by Mr. Winn may control our management and affairs and matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions, such as mergers, consolidations or the sale of substantially all of our assets. Consequently, this concentration of ownership may have the effect of delaying or preventing a change of control, including a merger, consolidation or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control, even if that change of control would benefit our other stockholders.

Our stock price may be volatile and you could lose all or part of your investment.

The trading price of our common stock could be subject to wide fluctuations in response to various factors, including, but not limited to, those described in this “Risk Factors” section, some of which are beyond our control. Factors affecting the trading price of our common stock include:

•	variations in our operating results or in expectations regarding our operating results;

•	variations in operating results of similar companies;

•	announcements of technological innovations, new solutions or enhancements, strategic alliances or agreements by us or by our competitors;

•	announcements by competitors regarding their entry into new markets, and new product, service and pricing strategies;

•	marketing and advertising initiatives by us or our competitors;

•	the gain or loss of customers;

•	threatened or actual litigation;

•	major changes in our board of directors or management;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating results or changes in recommendations by any research analysts that elect to follow our common stock;

•	market conditions in our industry and the economy as a whole;

•	the overall performance of the equity markets;

•	sales of our shares of common stock by existing stockholders;

•	volatility in our stock price, which may lead to higher stock-based compensation expense under applicable accounting standards; and

•	adoption or modification of regulations, policies, procedures or programs applicable to our business.

In addition, the stock market in general, and the market for technology and specifically Internet-related companies, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors may harm the market price of our common stock regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and our resources, whether or not we are successful in such litigation.

Our stock price could decline due to the large number of outstanding shares of our common stock eligible for future sale.

Sales of substantial amounts of our common stock in the public market following this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. These sales could also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Upon completion of this offering, we will have 67,156,549 shares of common stock outstanding, assuming no exercise of outstanding options after September 30, 2010. Of these shares, the shares sold in this offering, including any shares sold upon exercise of the underwriters’ over-allotment option, and an aggregate of 14,222,250 shares sold in and since our initial public offering will be immediately tradable without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act. Of the remaining shares:

•	26,000 shares will be eligible for sale immediately upon completion of this offering; and

•	8,466,463 shares will be eligible for sale upon the expiration of lock-up agreements, after February 7, 2011 (180 days following the date of our initial public offering prospectus), subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act; and

•	40,441,836 shares will be eligible for sale upon the expiration of lock-up agreements 90 days following the date of this prospectus, subject in some cases to volume and other restrictions of Rule 144 and Rule 701 under the Securities Act.

The 180-day and 90-day lock-up periods may be extended in certain cases for up to 34 additional days under certain circumstances where we announce or pre-announce earnings or a material event occurs within approximately 17 days prior to, or approximately 16 days after, the termination of the applicable lock-up period. The representatives of the underwriters may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

Following this offering, holders of 61.0% of our common stock not sold in this offering will be entitled to rights with respect to the registration of these shares under the Securities Act. See “Description of Capital Stock — Registration Rights.” If we register their shares of common stock following the expiration of the lock-up agreements, these stockholders could sell those shares in the public market without being subject to the volume and other restrictions of Rule 144 and Rule 701.

In addition, we have registered approximately 12,703,825 shares of common stock that have been issued or reserved for future issuance under our stock incentive plans. Of these shares, 2,427,550 shares and 3,369,319 shares will be eligible for sale upon the exercise of vested options after the expiration of the 180-day and 90-day lock-up periods, respectively.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion in the application of the net proceeds of this offering. Although we currently expect to apply the net proceeds from this offering primarily for working capital and general corporate purposes, which may include future investments in, or acquisitions of, complementary businesses, products or technologies, we cannot specify with certainty how we will apply these net proceeds and our use of the net proceeds of this offering may not increase the value of your investment.

Our charter documents and Delaware law could prevent a takeover that stockholders consider favorable and could also reduce the market price of our stock.

Our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could delay or prevent a change in control of our company. These provisions could also make it more difficult for stockholders to elect directors and take other corporate actions. These provisions include:

•	a classified board of directors whose members serve staggered three-year terms;

•	not providing for cumulative voting in the election of directors;

•	authorizing our board of directors to issue, without stockholder approval, preferred stock with rights senior to those of our common stock;

•	prohibiting stockholder action by written consent; and

•	requiring advance notification of stockholder nominations and proposals.

These and other provisions of our amended and restated certificate of incorporation and our amended and restated bylaws and under Delaware law could discourage potential takeover attempts, reduce the price that investors might be willing to pay in the future for shares of our common stock and result in the market price of our common stock being lower than it would be without these provisions. See “Description of Capital Stock — Preferred Stock” and “Description of Capital Stock — Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

If securities analysts do not continue to publish research or reports about our business or if they publish negative evaluations of our stock, the price of our stock could decline.

We expect that the trading price for our common stock may be affected by research or reports that industry or financial analysts publish about us or our business. If one or more of the analysts who cover us downgrade their evaluations of our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, we could lose visibility in the market for our stock, which in turn could cause our stock price to decline.

We do not anticipate paying any dividends on our common stock.

We do not anticipate paying any cash dividends on our common stock in the foreseeable future. If we do not pay cash dividends, you could receive a return on your investment in our common stock only if the market price of our common stock has increased when you sell your shares. In addition, the terms of our credit facilities currently restrict our ability to pay dividends.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Executive Compensation.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, potential market opportunities and the effects of competition. Forward-looking statements include all statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts, “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. We discuss these risks in greater detail in “Risk Factors” and elsewhere in this prospectus. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains estimates and other information concerning our industry, including market opportunity, size and growth rates, that are based on industry and government publications, reports, surveys and forecasts, including those generated by the United States Census Bureau and the National Multi Housing Council, and on assumptions that we have made that are based on that data, our review of the purchasing patterns of our existing customers with respect to our current on demand software solutions, the on demand software solutions currently utilized by our existing customers, the number of units our customers manage with these solutions and customer demand for our solutions. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. With respect to information contained in industry and government publications, surveys and forecasts, we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable. While we believe the market opportunity and market size information included in this prospectus is based on reasonable assumptions, such information is inherently imprecise. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and the markets we serve are necessarily subject to a high degree of uncertainty and risk, including those described in “Risk Factors.”

USE OF PROCEEDS

We estimate that the net proceeds from our sale of 4,000,000 shares of common stock in this offering based on an assumed offering price of $27.17 per share, the closing price of our common stock on the NASDAQ Global Select Market on November 26, 2010, after deducting estimated underwriting discounts and commissions and estimated offering expenses, will be approximately $103.1 million. A $1.00 increase (decrease) in the assumed offering price would increase (decrease) the net proceeds to us from this offering by $3.8 million, assuming the number of shares offered by us, as set forth on the front cover of this prospectus remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The principal reasons for this offering are to raise capital and to provide more liquidity for our stockholders. We do not have current specific plans for the use of a significant portion of the net proceeds from this offering. However, we generally intend to use our remaining net proceeds from this offering for working capital and general corporate purposes. We may also use a portion of the net proceeds received by us from this offering for the future acquisition of, or investment in, businesses, products or technologies that enhance or add new services or additional functionality to our solutions, further solidify our market position or allow us to offer complementary products, services or technologies which we believe will further enhance our competitive position. Accordingly, our management will have broad discretion in the application of these proceeds and investors will be relying on the judgment of our management regarding their application.

Pending use of the proceeds from this offering, we intend to invest the remaining proceeds in short-term, interest-bearing investment grade securities.

MARKET PRICE OF COMMON STOCK

Our common stock has been listed on the NASDAQ Global Select Market under the symbol “RP” since August 12, 2010. Prior to that date, there was no public trading market for our common stock. Our common stock in our initial public offering priced at $11.00 per share on August 11, 2010. The following table sets forth for the periods indicated the high and low sale prices per share of our common stock as reported on the NASDAQ Global Select Market:

	Low	High

Year Ending December 31, 2010
Third Quarter (beginning August 12, 2010)	$12.42	$19.99
Fourth Quarter (through November 26, 2010)	$18.78	$32.96

On November 26, 2010, the closing price of our common stock on the NASDAQ Global Select Market was $27.17 per share and, as of November 1, 2010, there were approximately 115 holders of record of our common stock.

DIVIDEND POLICY

We do not expect to pay dividends on our common stock for the foreseeable future. Instead, we anticipate that all of our earnings will be used for the operation and growth of our business. Any future determination to declare cash dividends would be subject to the discretion of our board of directors and would depend upon various factors, including our results of operations, financial condition and liquidity requirements, restrictions that may be imposed by applicable law and our contracts and other factors deemed relevant by our board of directors. In addition, the terms of our credit facilities currently restrict our ability to pay dividends.

CAPITALIZATION

The following table sets forth our consolidated cash and cash equivalents and capitalization as of September 30, 2010 on:

•	an actual basis; and

•	a pro forma basis to reflect (i) our receipt of the net proceeds from our sale of shares of common stock in this offering, based on an assumed offering price of $27.17 per share, the closing price of our common stock on the NASDAQ Global Select Market on November 26, 2010 after deducting estimated underwriting discounts and commissions and estimated offering expenses and (ii) the application of the net proceeds from this offering as described under “Use of Proceeds.”

The information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering determined at pricing. You should read this table in conjunction with “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of September 30, 2010
	Actual	Pro Forma
		(unaudited)

Cash and cash equivalents(1)	$39,394	$142,495

Revolving credit facility	2,040	2,040
Current and long term-debt(2)	39,622	39,622
Stockholders’ (deficit) equity:
Common stock, $0.001 par value per share; 125,000,000 shares authorized, 63,365,592 shares issued and 63,156,549 outstanding, actual; 125,000,000 shares authorized, 67,365,592 shares issued and 67,156,549 outstanding, pro forma	$63	$67
Preferred stock, $0.001 par value; 10,000,000 shares authorized, no shares issued or outstanding, actual and pro forma
Additional paid in capital	160,298	263,395
Treasury stock	(958)	(958)
Accumulated deficit	(89,544)	(89,544)
Accumulated other comprehensive income	(19)	(19)

Total stockholders’ equity	69,840	172,941

Total capitalization	$111,502	$214,603

The number of pro forma and pro forma as adjusted shares of common stock shown as issued and outstanding in the table are based on the number of shares of our common stock outstanding as of September 30, 2010 and excludes:

•	9,335,857 shares of common stock issuable upon the exercise of options outstanding as of September 30, 2010 (including 414,000 shares of our common stock that we expect to be sold in this offering by certain selling stockholders upon the exercise of vested options at the closing of this offering), with a weighted average exercise price of $5.15 per share;

•	824,800 shares of our common stock issued pursuant to restricted stock awards after September 30, 2010 under our 2010 Equity Incentive Plan; and

•	3,203,433 shares of common stock reserved for future issuance under our 2010 Equity Incentive Plan.

(1)	Assumes that the net proceeds of common stock we are selling will be held initially as cash and cash equivalents.

(2)	Includes capital lease obligations.

SELECTED CONSOLIDATED FINANCIAL DATA

We have derived the consolidated statements of operations data for the years ended December 31, 2007, 2008 and 2009 and the consolidated balance sheet data as of December 31, 2008 and 2009 from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, and are included elsewhere in this prospectus. We have derived the consolidated statement of operations data for the years ended December 31, 2005 and 2006 and the consolidated balance sheet data as of December 31, 2005 and 2006 from our unaudited consolidated financial statements that are not included in this prospectus. We have derived the consolidated statement of operations data for the nine months ended September 30, 2009 and 2010 and the consolidated balance sheet data as of September 30, 2010 from our unaudited consolidated financial statements included elsewhere in this prospectus. We have derived the consolidated balance sheet data as of December 31, 2007 from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, but are not included in this prospectus. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes, the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial information included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results.

						Nine Months
	Year Ended December 31,					Ended September 30,
	2005	2006				2009	2010
	(unaudited)	(unaudited)	2007	2008	2009	(unaudited)	(unaudited)
	(in thousands, except per share data)

Consolidated Statements of Operations Data:
Revenue:
On demand	$21,049	$36,525	$62,592	$95,192	$128,377	$93,185	$120,393
On premise	17,277	15,183	11,560	7,582	3,860	3,346	6,419
Professional and other	4,801	6,937	9,429	9,794	8,665	6,234	7,403

Total revenue	43,127	58,645	83,581	112,568	140,902	102,765	134,215
Cost of revenue	29,168	29,596	35,703	46,058	58,513	42,804	56,595

Gross profit	13,959	29,049	47,878	66,510	82,389	59,961	77,620
Operating expense:
Product development	15,075	16,959	21,708	28,806	27,446	20,273	26,431
Sales and marketing	7,142	10,487	18,047	23,923	27,804	20,376	25,793
General and administrative	5,782	6,267	9,756	14,135	20,210	13,275	20,230

Total operating expense	27,999	33,713	49,511	66,864	75,460	53,924	72,454

Operating (loss) income	(14,040)	(4,664)	(1,633)	(354)	6,929	6,037	5,166
Interest expense and other, net	(381)	(508)	(1,510)	(2,152)	(4,528)	(3,106)	(4,749)

Net (loss) income before taxes	(14,421)	(5,172)	(3,143)	(2,506)	2,401	2,931	417
Income tax expense (benefit)	—	—	—	703	(26,028)	218	164

Net (loss) income	$(14,421)	$(5,172)	$(3,143)	$(3,209)	$28,429	$2,713	$253

Net (loss) income attributable to common stockholders:
Basic	$(19,426)	$(10,590)	$(9,143)	$(10,658)	$10,611	$(1,559)	$(2,691)
Diluted	$(19,426)	$(10,590)	$(9,143)	$(10,658)	$10,611	$(1,559)	$(2,691)
Net (loss) income per share attributable to common stockholders:
Basic	$(2.03)	$(1.06)	$(0.89)	$(0.77)	$0.44	$(0.07)	$(0.08)
Diluted	$(2.03)	$(1.06)	$(0.89)	$(0.77)	$0.42	$(0.07)	$(0.08)

						Nine Months
	Year Ended December 31,					Ended September 30,
	2005	2006				2009	2010
	(unaudited)	(unaudited)	2007	2008	2009	(unaudited)	(unaudited)
	(in thousands, except per share data)

Weighted average shares used in computing net (loss) income per share attributable to common stockholders:
Basic	9,544	10,011	10,223	13,886	23,934	23,856	31,878
Diluted	9,544	10,011	10,223	13,886	25,511	23,856	31,878
Pro forma net income per share attributable to common stockholders (unaudited)(1):
Basic					$0.55		$0.03
Diluted					$0.53		$0.03
Pro forma weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited)(2):
Basic					55,773		57,625
Diluted					57,349		59,662
Pro forma as adjusted net income per share attributable to common stockholders (unaudited)(1):
Basic					$0.48		$0.03
Diluted					$0.47		$0.03
Pro forma as adjusted weighted average shares outstanding in computing net income per share attributable to common stockholders (unaudited)(3):
Basic					64,000		65,853
Diluted					65,577		67,890

	As of December 31,					As of September 30,
	2005	2006				2010
	(unaudited)	(unaudited)	2007	2008	2009	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents(4)	$5,341	$2,493	$2,731	$4,248	$4,427	$39,394
Total current assets	16,951	18,843	30,414	49,119	51,003	85,677
Total assets	27,292	32,511	59,518	102,340	142,113	197,702
Total current liabilities	34,025	44,178	54,969	75,705	78,050	80,569
Total deferred revenue	33,114	36,283	41,052	47,232	49,428	50,952
Current and long-term debt(5)	3,849	6,682	23,809	48,943	53,990	41,662
Total liabilities	49,275	59,485	87,954	129,622	136,757	127,862
Preferred stock	66,514	72,300	78,534	71,675	71,832	—
Total stockholders’ (deficit) equity	(88,497)	(99,274)	(106,969)	(98,957)	(66,476)	69,840
Other Financial Data:
Adjusted EBITDA(6)	$(8,162)	$(692)	$5,984	$13,064	$25,593	$24,287
Operating cash flow	(2,614)	969	4,441	7,962	24,758	14,741
Capital expenditures	3,970	5,597	7,122	10,263	9,509	7,427

	As of December 31,					As of September 30,
	2005	2006	2007	2008	2009	2010

Selected Operating Data:
Number of on demand customers at period end	1,025	1,469	2,199	2,669	5,032	6,547
Number of on demand units at period end (in thousands)	1,181	1,708	2,800	3,833	4,551	5,567
Total number of employees at period end	478	532	654	922	1,141	1,311

(1)	Pro forma net income per share and pro forma as adjusted net income per share represent net income divided by the pro forma weighted average shares outstanding and pro forma as adjusted weighted average shares outstanding, respectively, as though the conversion of our redeemable convertible preferred stock into common stock occurred on the original issuance dates. We used $17.2 million of the proceeds from our initial public offering for reduction of our indebtedness. Pro forma net income per share and pro forma as adjusted net income per share reflect the effect of our use of proceeds from our initial public offering to repay debt. The pro forma net income per share calculation reflects our sale of 1,772,518 shares of common stock in our initial public offering used for this debt reduction after deducting underwriting discounts and commissions and our estimated offering costs payable. Pro forma net income per share and pro forma as adjusted net income per share were computed as follows: actual net income of $28.4 million and $0.3 million was increased by approximately $2.1 million and $1.2 million for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, representing the pro forma reduction in interest expense, net of tax, resulting from the use of net offering proceeds to reduce indebtedness.

(2)	Pro forma weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance. The pro forma weighted average shares outstanding reflects the use of proceeds of our sale of 1,772,518 shares of common stock in our initial public offering for the debt reduction noted in (1) above. In addition, pro forma weighted average common shares outstanding, as of December 31, 2009 and September 30, 2010, considers (a) the issuance of 1,418,669 shares of our common stock in payment of a portion of dividends accrued on our Series A, Series A1 and Series B convertible preferred stock through December 31, 2009 and declared on December 31, 2009, (b) the issuance of 342,696 shares of common stock in payment of a portion of dividends accrued on our Series A, Series A1 and Series B convertible preferred stock through March 31, 2010 and declared on April 23, 2010, (c) the issuance of 524,204 shares of our common stock in payment of a portion of accumulated and unpaid dividends on our Series A, Series A1 and Series B convertible preferred stock upon conversion on August 17, 2010 in connection with our initial public offering and (d) 155,000 shares of our common stock acquired upon the exercise of options by certain selling stockholders who participated in our initial public offering, each as if such shares had been issued on January 1, 2009.

(3)	Pro forma as adjusted weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance. The pro forma as adjusted weighted average shares outstanding reflects our sale of 6,000,000 shares of common stock in our initial public offering, including 1,772,518 shares used for the debt reduction noted in (1) above, and the sale of 4,000,000 shares of common stock in this offering. In addition, pro forma as adjusted weighted average common shares outstanding, as of December 31, 2009 and September 30, 2010, considers (a) the issuance of 1,418,669 shares of our common stock in payment of a portion of dividends accrued on our Series A, Series A1 and Series B convertible preferred stock through December 31, 2009 and declared on December 31, 2009, (b) the issuance of 342,696 shares of common stock in payment of a portion of dividends accrued on our Series A, Series A1 and Series B convertible preferred stock through March 31, 2010 and declared on April 23, 2010, (c) the issuance of 524,204 shares of our common stock in payment of a portion of accumulated and unpaid dividends on our Series A, Series A1 and Series B convertible preferred stock upon conversion on August 17, 2010 in connection with our initial public offering (d) 155,000 shares of our common stock acquired upon the exercise of options by certain selling stockholders who participated in our initial public offering, each as if such shares had been issued on January 1, 2009.

(4)	Excludes restricted cash.

(5)	Includes capital lease obligations.

(6)	We define Adjusted EBITDA as net (loss) income plus depreciation and asset impairment, amortization of intangible assets, interest expense, net, income tax expense (benefit), stock-based compensation expense and acquisition-related expense.

We believe that the use of Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•	Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

•	it is useful to exclude certain non-cash charges, such as depreciation and asset impairment, amortization of intangible assets and stock-based compensation and non-core operational charges, such as acquisition-related expense, from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and these expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We do not place undue reliance on Adjusted EBITDA as our only measure of operating performance. Adjusted EBITDA should not be considered as a substitute for other measures of liquidity or financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures and that they do not reflect changes in, or cash requirements for, our working capital. We compensate for the inherent limitations associated with using Adjusted EBITDA measures through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net (loss) income.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA (unaudited):

						Nine Months Ended
	Year Ended December 31,					September 30,
	2005	2006	2007	2008	2009	2009	2010
	(in thousands)

Net (loss) income	$(14,421)	$(5,172)	$(3,143)	$(3,209)	$28,429	$2,713	$253
Depreciation and asset impairment	2,010	3,269	4,854	9,847	9,231	6,932	7,657
Amortization of intangible assets	3,868	670	2,273	2,095	5,784	3,963	7,256
Interest expense, net	381	508	1,510	2,152	4,528	3,106	4,759
Income tax expense (benefit)	—	—	—	703	(26,028)	218	164
Stock-based compensation expense	—	33	490	1,476	2,805	1,904	3,745
Acquisition-related expense	—	—	—	—	844	20	453

Adjusted EBITDA	$(8,162)	$(692)	$5,984	$13,064	$25,593	$18,856	$24,287

The following table presents stock-based compensation included in each expense category:

						Nine Months Ended
						September 30,
	Year Ended December 31,					2009	2010
	2005	2006	2007	2008	2009	(unaudited)	(unaudited)
	(in thousands)

Cost of revenue	$—	$—	$48	$104	$367	$255	$407
Product development	—	—	251	727	1,175	775	1,664
Sales and marketing	—	—	110	277	498	350	541
General and administrative	—	33	81	368	765	524	1,133

Total stock-based compensation expense	$—	$33	$490	$1,476	$2,805	$1,904	$3,745

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read together with “Selected Consolidated Financial Data” and our financial statements and accompanying notes included elsewhere in this prospectus. This discussion contains forward-looking statements, based on current expectations and related to our plans, estimates, beliefs and anticipated future financial performance. These statements involve risks and uncertainties and our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Statements and Industry Data” and elsewhere in this prospectus.

Overview

We are a leading provider of on demand software solutions for the rental housing industry. Our broad range of property management solutions enable owners and managers of single-family and a wide variety of multi-family rental property types to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. We deliver our on demand software solutions via the Internet through an integrated software platform that provides a single point of access and a shared repository of prospect, resident and property data.

We derive a substantial majority of our revenue from sales of our on demand software solutions. We also derive revenue from our professional and other services. A small percentage of our revenue is derived from sales of our on premise software solutions to our existing on premise customers. Our on demand software solutions are sold pursuant to subscription license agreements, and our on premise software solutions are sold pursuant to term or perpetual license agreements and associated maintenance agreements. Typically, we price our solutions based primarily on the number of units the customer manages with our solutions. For our insurance and transaction-based solutions, we price based on a fixed commission rate of earned premiums or a fixed rate per transaction, respectively. We sell our solutions through our direct sales organization and derive substantially all of our revenue from sales in the United States. Our revenue has increased from $83.6 million in 2007 to $140.9 million in 2009 and was $134.2 million in the nine months ended September 30, 2010. The increase in revenue has primarily been driven by increased sales of our on demand software solutions, a substantial amount of which has been derived from purchases of additional on demand software solutions by our existing customers. In 2009 and in the nine months ended September 30, 2010, our on demand revenue represented 91.1% and 89.7% of our total revenue, respectively.

While the adoption of on demand software solutions in the rental housing industry is growing rapidly, it remains at a relatively early stage of development. Additionally, there is a low level of penetration of our on demand software solutions in our existing customer base. We believe these factors present us with significant opportunities to generate revenue through sales of additional on demand software solutions. Our existing and potential customers base their decisions to invest in our solutions on a number of factors, including general economic conditions. Accordingly, macroeconomic conditions negatively impacted our business in 2009 and in the nine months ended September 30, 2010 and may continue to negatively impact our business.

Our company was formed in 1998 to acquire Rent Roll, Inc., which marketed and sold on premise property management systems for the conventional and affordable multi-family rental housing markets. In June 2001, we released OneSite, our first on demand property management system. Since 2002, we have expanded our on demand software solutions to include a number of software-enabled value-added services that provide complementary sales and marketing, asset optimization, risk mitigation, billing and utility management and spend management capabilities. In connection with this expansion, we have allocated greater resources to the development and infrastructure needs of developing and increasing sales of our suite of on demand software solutions. In addition, since July 2002, we have completed 15 acquisitions of complementary technologies to supplement our internal product development and sales and marketing efforts and expand the scope of our solutions, the types of rental housing properties served by our solutions and our customer base. As of September 30, 2010, we had approximately 1,311 employees.

On July 22, 2010, the board of directors approved an amended and restated certificate of incorporation that effected a reverse stock split of every two outstanding shares of preferred stock and common stock into one share of preferred stock or common stock, respectively. The par value of the common and convertible preferred stock was not adjusted as a result of the reverse stock split. All issued and outstanding common stock, restricted stock, convertible preferred stock, and warrants for common stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. The reverse stock split was effected on July 23, 2010.

On August 11, 2010, our registration statement on Form S-1 (File No 333-166397) relating to our initial public offering was declared effective by the Securities and Exchange Commission, or SEC. We sold 6,000,000 shares of common stock in our initial public offering. Our common stock began trading on August 12, 2010 on the NASDAQ Global Select Stock Market under the symbol “RP,” and the offering closed on August 17, 2010. Upon closing of our initial public offering, all outstanding shares of our convertible preferred stock, including a portion of accrued but unpaid dividends on our outstanding shares of Series A, Series A1 and Series B convertible preferred stock, were converted into 29,567,952 shares of common stock.

Recent Acquisitions

In February 2010, we acquired the assets of Domin-8 Enterprise Solutions, Inc. The acquisition of these assets improved our ability to serve our multi-family clients with mixed portfolios that include smaller, centrally-managed apartment communities. The aggregate purchase price at closing was $12.9 million, net of cash acquired, which was paid upon acquisition of the assets.

In July 2010, we acquired 100% of the outstanding stock of eReal Estate Integration, Inc., or eREI. eREI’s core products provide phone and Internet lead tracking and lead management services, as well as syndication services that push property content to search engines, Internet listing services and classified listed websites. The addition of these products improved our lead management and lead syndication capabilities within our CrossFire product family. The purchase price of eREI was approximately $8.6 million, which included a cash payment of $3.8 million at close, an estimated cash payment payable upon the achievement of certain revenue targets and the issuance of 499,999 restricted common shares, which vest as certain revenue targets are achieved, as defined in the purchase agreement.

In November 2010, we acquired certain of the assets of Level One, LLC and L1 Technology, LLC, or Level One, subsidiaries of IAS Holdings, LLC. Level One services property management companies by providing centralized lead capture services designed to enable owners to lease more apartments, reduce overall marketing spend and free up on-site leasing staff. We plan to integrate Level One with our CrossFire product family and continue using the Level One brand. Level One’s services are utilized in the management of approximately one million rental property units. We estimate approximately 30% of these units to be additive to the 5.6 million rental property units, as of September 30, 2010, managed with one or more of our on demand software solutions. The purchase price of Level One was approximately $62.0 million, which included a cash payment of $54.0 million and a deferred payment of up to approximately $8.0 million, payable in cash or the issuance of our common stock eighteen months after the acquisition date. To facilitate the acquisition, we borrowed $30.0 million under our delayed draw term loans and utilized $24.0 million of the net proceeds from our initial public offering.

Key Business Metrics

In addition to traditional financial measures, we monitor our operating performance using a number of financially and non-financially derived metrics that are not included in our consolidated financial statements. We monitor the key performance indicators reflected in the following table:

				Nine Months Ended
				September 30,
	Year Ended December 31,			2009	2010
	2007	2008	2009	(unaudited)	(unaudited)
	(in thousands, except dollar per unit data)

Revenue:
Total revenue	$83,581	$112,568	$140,902	$102,765	$134,215
On demand revenue	$62,592	$95,192	$128,377	$93,185	$120,393
On demand revenue as a percentage of total revenue	74.9%	84.6%	91.1%	90.7%	89.7%
Ending on demand units	2,800	3,833	4,551	4,265	5,567
Average on demand units	2,293	3,138	4,128	4,035	5,059
Annualized on demand revenue per average on demand unit	$27.30	$30.34	$31.10	$30.79	$31.73
Adjusted EBITDA	$5,984	$13,064	$25,593	$18,856	$24,287
Adjusted EBITDA as a percentage of total revenue	7.2%	11.6%	18.2%	18.3%	18.1%

On demand revenue.  This metric represents the license and subscription fees for accessing our on demand software solutions, typically licensed for one year terms, commission income from sales of renter’s insurance policies and transaction fees for certain of our on demand software solutions. We consider on demand revenue to be a key business metric because we believe the market for our on demand software solutions represents the largest growth opportunity for our business.

On demand revenue as a percentage of total revenue.  This metric represents on demand revenue for the period presented divided by total revenue for the same period. We use on demand revenue as a percentage of total revenue to measure our success in executing our strategy to increase the penetration of our on demand software solutions and expand our recurring revenue streams attributable to these solutions. We expect our on demand revenue to remain a significant percentage of our total revenue although the actual percentage may vary from period to period due to a number of factors, including the timing of acquisitions, professional and other revenue and on premise perpetual license sales and maintenance fees resulting from our February 2010 acquisition.

Ending on demand units.  This metric represents the number of rental housing units managed by our customers with one or more of our on demand software solutions at the end of the period. We use ending on demand units to measure the success of our strategy of increasing the number of rental housing units managed with our on demand software solutions. Property unit counts are provided to us by our customers as new sales orders are processed. Property unit counts may be adjusted periodically as information related to our customers’ properties is updated or supplemented, which could result in adjusting the number of units previously reported. We expect ending on demand units will continue to increase in 2010 and 2011.

On demand revenue per average on demand unit.  This metric represents on demand revenue for the period presented divided by average on demand units for the same period. For interim periods, the calculation is performed on an annualized basis. We calculate average on demand units as the average of the beginning and ending on demand units for each quarter in the period presented. We monitor this metric to measure our success in increasing the number of on demand software solutions utilized by our customers to manage their rental housing units, our overall revenue and profitability. On demand revenue per average on demand unit for the nine months ended September 30, 2009 and September 30, 2010 are annualized.

Adjusted EBITDA.  We define this metric as net (loss) income plus depreciation and asset impairment; amortization of intangible assets; interest expense, net; income tax expense (benefit); stock-based compensation expense and acquisition-related expense. We believe that the use of Adjusted EBITDA is useful in evaluating our operating performance because it excludes certain non-cash expenses, including depreciation, amortization and stock-based compensation. Adjusted EBITDA is not determined in accordance with accounting principles generally accepted in the United States, or GAAP, and should not be considered as a substitute for or superior to financial measures determined in accordance with GAAP. For further discussion regarding Adjusted EBITDA and a reconciliation of Adjusted EBITDA to net income, refer to the table below. Our Adjusted EBITDA grew from approximately $6.0 million in 2007 to approximately $25.6 million in 2009 and approximately $24.3 million in the nine months ended September 30, 2010, as a result of our efforts to expand market share and increase revenue.

The following provides a reconciliation of net (loss) income to Adjusted EBITDA:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(in thousands)

Net (loss) income	$(3,143)	$(3,209)	$28,429	$2,713	$253
Depreciation and asset impairment	4,854	9,847	9,231	6,932	7,657
Amortization of intangible assets	2,273	2,095	5,784	3,963	7,256
Interest expense, net	1,510	2,152	4,528	3,106	4,759
Income tax expense (benefit)	—	703	(26,028)	218	164
Stock-based compensation expense	490	1,476	2,805	1,904	3,745
Acquisition-related expense	—	—	844	20	453

Adjusted EBITDA	$5,984	$13,064	$25,593	$18,856	$24,287

Key Components of our Results of Operations

Revenue

We derive our revenue from three primary sources: our on demand software solutions; our on premise software solutions; and our professional and other services. In 2007, 2008, 2009 and the nine months ended September 30, 2010, we generated revenue of $83.6 million, $112.6 million, $140.9 million and $134.2 million, respectively.

On Demand Revenue

Revenue from our on demand software solutions is comprised of license and subscription fees for accessing our on demand software solutions, typically licensed for one year terms, commission income from sales of renter’s insurance policies, and transaction fees for certain on demand software solutions, such as payment processing, spend management and billing services. Typically, we price our on demand software solutions based primarily on the number of units the customer manages with our solutions. For our insurance and transaction-based solutions, we price based on a fixed commission rate of earned premiums or a fixed rate per transaction, respectively.

In 2007, 2008, 2009 and the nine months ended September 30, 2010, revenue from our on demand software solutions was approximately $62.6 million, $95.2 million, $128.4 million and $120.4 million, respectively, representing approximately 74.9%, 84.6%, 91.1% and 89.7% of our total revenue for the same periods. Revenue from our on demand software solutions has continued to increase in absolute dollars and as a percentage of our total revenue as we have ceased actively marketing our on premise software solutions to new customers and as many of our existing on premise customers have transitioned to our on demand software solutions. We expect our on demand revenue to continue to increase in absolute dollars and as a percentage of revenue in 2010, although the actual percentage of revenue may vary from period to period due to a number of factors, including the impact of acquisitions and revenue derived from our professional and other services related to our on demand software solutions.

On Premise Revenue

Our on premise software solutions are distributed to our customers and maintained locally on the customers’ hardware. Revenue from our on premise software solutions is comprised of license fees under term and perpetual license agreements. Typically, we have licensed our on premise software solutions pursuant to term license agreements with an initial term of one year that include maintenance and support. Customers can renew their term license agreement for additional one-year terms at renewal price levels. In February 2010, we completed a strategic acquisition of assets that included on premise software solutions that were historically marketed and sold pursuant to perpetual license agreements and related maintenance agreements.

We no longer actively market our on premise software solutions to new customers, and only license our on premise software solutions to a small portion of our existing on premise customers as they expand their portfolio of rental housing properties. While we intend to continue to support our recently acquired on premise software solutions, we expect that many of the customers who license these solutions will transition to our on demand software solutions over time.

In 2007, 2008, 2009 and the nine months ended September 30, 2010, revenue from our on premise software solutions was approximately $11.6 million, $7.6 million, $3.9 million and $6.4 million, respectively, representing approximately 13.8%, 6.7%, 2.7% and 4.8% of our total revenue for the same periods, respectively. Revenue from our on premise software solutions has continued to decrease in absolute dollars as we have ceased actively marketing our on premise software solutions to new customers and as many of our existing on premise customers have transitioned to our on demand software solutions. We expect our on premise revenue to decrease over time in absolute dollars and as a percentage of our total revenue; however, our February 2010 acquisition has resulted, and we expect will continue to result in the near-term, in an increase in on premise revenue in terms of both absolute dollars and as a percentage of our total revenue until we transition these customers to our on demand software solutions. In addition, the actual percentage of revenue may vary from period to period due to a number of factors, including the impact of our recent and potential future acquisition of on premise software solutions.

Professional and Other Revenue

Revenue from professional and other services consists of consulting and implementation services, training and other ancillary services. Professional and other services engagements are typically time and material.

We complement our solutions with professional and other services. In 2007, 2008, 2009 and the nine months ended September 30, 2010, revenue from professional and other services was approximately $9.4 million, $9.8 million, $8.7 million and $7.4 million, respectively, representing approximately 11.3%, 8.7%, 6.1% and 5.5% of our total revenue for the same periods, respectively. We expect professional and other services will represent 10.0% or less of our total revenue in 2010 and 2011 consistent with 2008 and 2009 performance.

Cost of Revenue

Cost of revenue consists primarily of personnel costs related to our operations, support services, training and implementation services, expenses related to the operation of our data center and fees paid to third-party service providers. Personnel costs include salaries, bonuses, stock-based compensation and employee benefits. Cost of revenue also includes an allocation of facilities costs, overhead costs and depreciation, as well as amortization of acquired technology related to strategic acquisitions and amortization of capitalized development costs. We allocate facilities costs, overhead costs and depreciation based on headcount. We expect our cost of revenue in 2010 and 2011 to increase in absolute dollars.

Operating Expenses

We classify our operating expenses into three categories: product development, sales and marketing, and general and administrative. Our operating expenses primarily consist of personnel costs, which includes compensation, employee benefits and payroll taxes, costs for third-party contracted development, marketing, legal, accounting and consulting services and other professional service fees. Personnel costs for each category of operating expenses include salaries, bonuses, stock-based compensation and employee benefits for employees in that category. In addition, our operating expenses include an allocation of our facilities costs, overhead costs and depreciation based on headcount for that category, as well as amortization of purchased intangible assets resulting from our acquisitions.

Our operating expenses increased in absolute dollars in each of 2008 and 2009 as we have built infrastructure and added employees across all categories in order to accelerate and support our growth and to expand our markets. We expect our operating expenses in 2010 and 2011 to continue to increase in absolute dollars as compared to 2009 but decrease as a percentage of revenue, as the capacity we have added in prior years is more fully utilized and we continue to create operating leverage.

Product development.  Product development expense consists primarily of personnel costs for our product development employees and executives and fees to contract development vendors. Our product development efforts are focused primarily on increasing the functionality and enhancing the ease of use of our on demand software solutions and expanding our suite of on demand software solutions. In 2008, we established a product development and service center in Hyderabad, India to take advantage of strong technical talent at lower personnel costs compared to the United States. We expect our product development expenses in 2010 and 2011 to increase in absolute dollars.

Sales and marketing.  Sales and marketing expense consists primarily of personnel costs for our sales, marketing and business development employees and executives, travel and entertainment and marketing programs. Marketing programs consist of advertising, tradeshows, user conferences, public relations, industry sponsorships and affiliations and product marketing. In addition, sales and marketing expense includes amortization of certain purchased intangible assets, including customer relationships and key vendor and supplier relationships obtained in connection with our acquisitions. We expect our sales and marketing expense in 2010 and 2011 to increase in absolute dollars.

General and administrative.  General and administrative expense consists of personnel costs for our executive, finance and accounting, human resources, management information systems and legal personnel, as well as legal, accounting and other professional service fees and other corporate expenses. We expect our general and administrative expense in 2010 and 2011 to increase in absolute dollars as compared to 2009 primarily due to the increased costs of operating as a public company.

Interest Expense, Net

Interest expense, net, consists primarily of interest income and interest expense. Interest income represents earnings from our cash, cash equivalents and short-term investments. Interest expense is associated with our term loan, revolver, secured promissory note, promissory note issued to preferred stockholders, capital lease obligations and certain acquisition-related liabilities. Total amounts outstanding under our interest-bearing obligations at December 31, 2007, 2008 and 2009 and September 30, 2010 include:

				As of September 30,
	As of December 31,			2010
	2007	2008	2009	(unaudited)
	(in thousands)

Term loan	$9,583	$12,650	$33,688	$38,734
Revolver	8,584	10,000	—	2,040
Secured promissory note	—	10,000	10,000	—
Promissory notes issued to preferred stockholders	—	11,064	8,173	—
Capital lease obligations	5,642	5,229	2,129	888
Interest bearing acquisition-related liabilities	3,455	2,966	2,470	2,086

Based on our current operations, we expect our interest expense in 2011 to decline in absolute dollars as compared to 2010 due to the early extinguishment of notes issued to our preferred stockholders and early extinguishment of our secured subordinated promissory notes during the third quarter of 2010.

Income Taxes

Historically, we have incurred annual operating losses and have not benefited from these losses and have only provided for state and foreign income taxes. As of December 31, 2009, we had net operating loss carry forwards for federal and state income tax purposes of approximately $67.2 million. In December 2009, based on current year income and projected future year income, we concluded that it is more likely than not that the net deferred tax assets recorded will be realized. As such, we deemed it appropriate to decrease this valuation allowance by $27.0 million during 2009. If not utilized, our federal net operating loss and tax credit carry forwards will begin to expire in 2018. While not currently subject to an annual limitation, the utilization of these carry forwards may become subject to an annual limitation because of provisions in the Internal Revenue Code that are applicable if we experience an “ownership change,” which may occur, for example, as a result of this offering or other issuances of stock.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. The preparation of our consolidated financial statements and related disclosures require us to make estimates, assumptions and judgments that affect the reported amount of assets, liabilities, revenue, costs and expenses, and related disclosures. We base our estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. In some instances, we could reasonably use different accounting estimates, and in some instances results could differ significantly from our estimates. We evaluate our estimates and assumptions on an ongoing basis. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We believe that the assumptions and estimates associated with revenue recognition, accounts receivable, business combinations, goodwill and other intangible assets with indefinite lives, impairment of long-lived assets, intangible assets, stock-based compensation, income taxes and capitalized product development costs have the greatest potential impact on our consolidated financial statements. Therefore, we believe the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving our management’s judgments, assumptions and estimates.

Revenue Recognition

We derive our revenue from three primary sources: our on demand software solutions; our on premise software solutions; and professional and other services. We commence revenue recognition when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the solution and/or service has been provided to the customer;

•	the collection of the fees is probable; and

•	the amount of fees to be paid by the customer is fixed or determinable.

For multi-element arrangements that include multiple solutions and/or services, we allocate arrangement consideration to all deliverables that have stand-alone value based on their relative selling prices. In such circumstances, we utilize the following hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows:

•	Vendor specific objective evidence (VSOE), if available. The price at which we sell the element in a separate stand-alone transaction;

•	Third-party evidence of selling price (TPE), if VSOE of selling price is not available. Evidence from us or other companies of the value of a largely interchangeable element in a transaction; and

•	Estimated selling price (ESP), if neither VSOE nor TPE of selling price is available. Our best estimate of the stand-alone selling price of an element in a transaction.

Our process for determining ESP for deliverables without VSOE or TPE considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors primarily considered in developing ESP include prices charged by us for similar offerings when sold separately, pricing policies and approvals from standard pricing and other business objectives.

From time to time, we sell on demand software solutions with professional services. In such cases, we allocate arrangement consideration based on our estimated selling price of the on demand software solution and VSOE of the selling price of the professional services.

On Demand Revenue

Our on demand revenue consists of license and subscription fees, transaction fees related to certain of our software-enabled value-added services and commissions derived from us selling certain risk mitigation services.

License and subscription fees are comprised of a charge billed at the initial order date and monthly or annual subscription fees for accessing our on demand software solutions.

The license fee billed at the initial order date is recognized as revenue on a straight-line basis over the longer of the contractual term or the period in which the customer is expected to benefit, which we consider to be four years. Recognition starts once the product has been activated. Revenue from monthly and annual subscription fees is recognized on a straight-line basis over the access period.

As part of our risk mitigation services to the rental housing industry, we act as an insurance agent and derive commission revenue from the sale of insurance products to individuals. The commissions are based upon a percentage of the premium that the insurance company charges to the policyholder and are subject to forfeiture in instances where a policyholder cancels prior to the end of the policy. If the policy is cancelled, our commissions are forfeited as a percent of the unearned premium. As a result, we recognize the commissions related to these services ratably over the policy term as the associated premiums are earned.

We recognize revenue from transaction fees derived from certain of our software-enabled value-added services as the related services are performed.

On Premise Revenue

Revenue from our on premise software solutions is comprised of an annual term license, which includes maintenance and support. Customers can renew their annual term license for additional one-year terms at renewal price levels. We recognize the annual term license on a straight-line basis over the license term.

In addition, we have arrangements that include perpetual licenses with maintenance and other services to be provided over a fixed term. We allocate and defer revenue equivalent to the VSOE of fair value for the undelivered elements and recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. We have determined that we do not have VSOE of fair value for our customer support and professional services in these specific arrangements. As a result, the elements within our multiple-element sales agreements do not qualify for treatment as separate units of accounting. Accordingly, we account for fees received under multiple-element arrangements with customer support or other professional services as a single unit of accounting and recognize the entire arrangement ratably over the longer of the customer support period or the period during which professional services are rendered.

Professional and Other Revenue

Professional and other revenue is recognized as the services are rendered for time and material contracts. Training revenues are recognized after the services are performed.

Accounts Receivable

For several of our solutions, we invoice our customers prior to the period in which service is provided. Accounts receivable represent trade receivables from customers when we have invoiced for software solutions and/or services and we have not yet received payment. We present accounts receivable net of an allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments, or the customer cancelling prior to the service being rendered. In doing so, we consider the current financial condition of the customer, the specific details of the customer account, the age of the outstanding balance, the current economic environment and historical credit trends. As a result of a portion of our allowance being for services not yet rendered, a portion of our allowance is charged as an offset to deferred revenue, which does not have an effect on the statement of operations. Any change in the assumptions used in analyzing a specific account receivable might result in an additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Business Combinations

When we acquire businesses, we allocate the total consideration to the fair value of tangible assets and liabilities and identifiable intangible assets acquired. Any residual purchase price is recorded as goodwill. The allocation of the purchase price requires management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, especially with respect to intangible assets. These estimates are based on the application of valuation models using historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of these estimates. Beginning in 2009, we began including the fair value of contingent consideration to be paid within the total consideration allocated to the fair value of the assets acquired and the liabilities assumed.

Goodwill and Other Intangible Assets with Indefinite Lives

We test goodwill and other intangible assets with indefinite lives for impairment separately on an annual basis in the fourth quarter of each year. Additionally, we test goodwill and other intangible assets with indefinite lives in the interim if events and circumstances indicate that goodwill and other intangible assets with indefinite lives may be impaired. The events and circumstances that we consider include the significant under-performance relative to projected future operating results and significant changes in our overall business and/or product strategies. We evaluate impairment of goodwill using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying amount of the goodwill of that reporting unit and determination of the impairment charge, if any. We evaluate other intangible assets with indefinite lives by estimating the fair value of those assets based on estimated future earnings derived from the assets using an income approach model. If the carrying amount of the other intangible assets with indefinite lives exceeds the fair value, we recognize an impairment loss equal to the amount by which the carrying amount exceeds the fair market value of the asset. If an event occurs that causes us to revise our estimates and assumptions used in analyzing the value of our goodwill and other intangible assets with indefinite lives, the revision could result in a non-cash impairment charge that could have a material impact on our financial results.

We recorded goodwill and other intangible assets with indefinite lives in conjunction with all seven of our business acquisitions completed since the beginning of 2007. We test goodwill for impairment based on a single reporting unit. We believe we operate in a single reporting unit because our chief operating decision maker does not regularly review our operating results other than at a consolidated level for purposes of decision making regarding resource allocation and operating performance.

Impairment of Long-lived Assets

We perform an impairment review of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include, but are not limited to, significant under-performance relative to projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business and/or product strategies and significant industry or economic trends. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of these indicators, we determine the recoverability by comparing the carrying amount of the asset to net future undiscounted cash flows that the asset is expected to generate. We would then recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset.

Intangible Assets

Intangible assets consist of acquired developed product technologies, acquired customer relationships, vendor relationships, non-competition agreements and trade names. We record intangible assets at fair value and amortize those with finite lives over the shorter of the contractual life or the estimated useful life. We estimate the useful lives of acquired developed product technologies and customer relationships based on factors that include the planned use of each developed product technology and the expected pattern of future cash flows to be derived from each developed product technology and existing customer relationships. We include amortization of acquired developed product technologies in cost of revenue, amortization of acquired customer relationships in sales and marketing expenses and amortization of vendor relationships and non-competition agreements in general and administrative expenses in our consolidated statements of operations.

Stock-Based Compensation

Prior to January 1, 2006, we accounted for share-based awards, including stock options, to employees using the intrinsic value method. Under the intrinsic value method, compensation expense was measured on the date of award as the difference, if any, between the deemed fair value of our common stock and the option exercise price, multiplied by the number of options granted. The option exercise prices and fair value of our common stock are determined by our board of directors based on a review of various objective and subjective factors. No compensation expense was recorded for stock options issued to employees prior to January 1, 2006 because all options were granted in fixed amounts and with fixed exercise prices at least equal to the fair value of our common stock at the date of grant.

Effective January 1, 2006, we changed our accounting treatment to recognize compensation expense based on the fair value of all share-based awards granted, modified, repurchased or cancelled on or after that date.

Our stock-based compensation is measured on the grant date based on the fair value of the award and is recognized as an expense over the requisite service period, which is generally the vesting period, on a straight-line basis.

The fair value of share-based awards is calculated through the use of option pricing models. These models require subjective assumptions regarding future share price volatility and the expected life of each option grant.

The fair value of employee stock options granted since January 1, 2006 was estimated at the grant date using the Black-Scholes option pricing model by applying the following weighted average assumptions:

Risk-free interest rates	1.5-4.8%
Expected option life (in years)	6
Dividend yield	0%
Expected volatility	50-60%

At each stock option grant date, we utilized peer group data to calculate our expected volatility. Expected volatility was based on historical and expected volatility rates of comparable publicly traded peers. The expected life of each option grant is based on existing employee exercise patterns and our historical pre-vested forfeiture experience. The risk-free interest rate was based on the treasury yield rate with a maturity corresponding to the expected option life assumed at the grant date.

Changes to the underlying assumptions may have a significant impact on the underlying value of the stock options, which could have a material impact on our consolidated financial statements.

We have granted stock options at exercise prices above the fair value of our common stock as of the grant date, as determined by our compensation committee on a contemporaneous basis. Given the absence of any active market for our common stock, the fair value of the common stock underlying stock options granted was determined by our compensation committee, with input from our management. In arriving at these valuations, our compensation committee and management also considered contemporaneous third-party valuations.

Valuation of Common Stock Prior to Our Initial Public Offering

In 2009 and through July 2010, we granted options to purchase shares of our common stock as follows:

		Exercise Price	Fair Value
Grant Date	Options Granted	Per Share	Per Share

February 2009	718,750	$6.00	$5.44
June 2009	285,500	6.00	5.76
September 2009	881,000	6.00	5.04
October 2009	112,500	6.00	5.04
November 2009	236,250	6.00	5.04
December 2009	50,000	6.00	5.66
February 2010	920,500	7.50	6.74
April 2010	12,500	7.50	6.74
May 2010	465,250	8.00	7.96
June 2010	150,000	8.00	7.96
July 2010	569,250	9.00	8.78

Significant Factors in Determining Fair Value

For all grant dates in 2009 and 2010 prior to our initial public offering, we granted employees options at exercise prices greater than the fair value of the underlying common stock at the time of grant, as determined by our compensation committee on a contemporaneous basis. To determine the fair value of our common stock, we consider many factors, including:

•	our current and historical operating performance;

•	our expected future operating performance;

•	our financial condition at the grant date;

•	the liquidation rights and other preferences of our preferred stock;

•	any recent privately negotiated sales of our securities to independent third parties;

•	input from management;

•	the lack of marketability of our common stock;

•	the potential future marketability of our common stock;

•	the business risks inherent in our business and in technology companies, generally;

•	the market performance of comparable publicly traded companies; and

•	the U.S. and global capital market conditions.

Valuation Methodologies Used in Determining Fair Value

In valuing our common stock prior to our initial public offering, we utilized a probability weighted expected return method to estimate the value of our common stock based upon an analysis of expected future cash flows considering possible future liquidity events, as well as the liquidation rights and other preferences of our preferred stock. In determining the value of our common stock on each grant date in 2009 and 2010 prior to our initial public offering, we considered two possible scenarios: the completion of an initial public offering, or the IPO Scenario, and remaining private, or the Private Scenario. For purposes of determining the fair market value of our common stock on each grant date in 2009 and 2010, we estimated the probability of the future liquidity event being our initial public offering at 75% and remaining a private company at 25%.

In valuing our common stock in the IPO Scenario, we utilize a market approach that estimates the fair value of a company by applying to that company the market multiples of comparable publicly traded companies. Based on the range of these observed multiples, we applied judgment in determining an appropriate multiple to apply to our metrics in order to derive an indication of value. In connection with valuing our common stock under the IPO Scenario for grants in February, June and September 2009, we determined fair value based on the probability of going public in 2009, 2010 or 2011. In connection with valuing our common stock under the IPO Scenario for grants in December 2009 and February and May 2010, we determined the probability of going public in 2010 or 2011. For each of the grants in 2009 and 2010, we concluded that the market value of invested capital to revenue multiple would yield the most appropriate indication of value for us based on our projections.

In valuing our common stock in the Private Scenario, we apply the income and market approaches utilizing a terminal period value and a residual revenue growth rate of 5.5% in the terminal year based on our expectation of long-term growth. In connection with valuing our common stock under the Private Scenario, we apply the income approach utilizing discounted cash flows. We concluded that this was the best indication of value because, beginning in the fourth quarter of 2008, we had moved towards a long-term expectation of earnings.

Fair Value of Stock Option Grants in 2009 and through July 2010

February 2009.  In connection with our stock option grants in February 2009, we considered the factors described above as well as a contemporaneous valuation report dated February 27, 2009. The valuation used a risk-adjusted discount of 24.75% and an estimated time to an initial public offering between one and three years, as well as a scenario in which the company would continue as a private entity. As we considered scenarios of liquidity through an initial public offering during 2009, 2010, 2011, or remaining private, a non-marketability discount was estimated at 20.0%, 28.0%, 33.0% and 40.0% for each of the scenarios, respectively. The expected outcomes were weighted 25.0% toward an initial public offering during 2009, 25.0% toward an initial public offering during 2010, 25.0% toward an initial public offering during 2011 and 25.0% toward continuation as a private company. This valuation indicated a fair value of $5.44 per share for our common stock and we granted options at an exercise price of $6.00 per share.

June 2009.  In connection with our stock option grants in June 2009, we considered the factors described above, including the slight recovery of the U.S. and global capital markets and its impact on our short term projected revenue growth and comparable publicly traded peers since the grants in February 2009, as well as a contemporaneous valuation report dated June 4, 2009. The valuation used a risk-adjusted discount of 24.75% and an estimated time to an initial public offering between one and three years, as well as a scenario in which the company would continue as a private entity. As we considered scenarios of liquidity through an initial public offering during 2009, 2010, 2011, or remaining private, a non-marketability discount was estimated at 18.0%, 29.0%, 35.0% and 43.0% for each of the scenarios, respectively. The expected outcomes were weighted 25.0% toward an initial public offering during 2009, 25.0% toward an initial public offering during 2010, 25.0% toward an initial public offering during 2011 and 25.0% toward continuation as a private company. This valuation indicated a fair value of $5.76 per share for our common stock and we granted options at an exercise price of $6.00 per share.

September 2009.  In connection with our stock option grants in September 2009, we considered the factors described above, including the continued recovery of the U.S. and global capital markets offset by the reduction in our projected revenue growth due to mixed expectations of projected macroeconomic conditions since the grants in June 2009, as well as a contemporaneous valuation report dated September 18, 2009. The valuation used a risk-adjusted discount of 22.0% and an estimated time to an initial public offering between one and three years, as well as a scenario in which the company would continue as a private entity. As we considered scenarios of liquidity through an initial public offering during 2009, 2010, 2011, or remaining private, a non-marketability discount was estimated at 13.0%, 26.0%, 33.0% and 41.0% for each of the scenarios, respectively. The expected outcomes were weighted 25.0% toward an initial public offering during 2009, 25.0% toward an initial public offering during 2010, 25.0% toward an initial public offering during 2011 and 25.0% toward continuation as a private company. This valuation indicated a fair value of $5.04 per share for our common stock and we granted options at an exercise price of $6.00 per share.

October and November 2009.  In connection with our stock options grants in October and November, we continued to use the $5.04 per share valuation analyzed in September. Our board of directors reviewed the events since the grant of options in September 2009 and the continued recovery of the U.S. capital markets and concluded that there had been no significant change in our performance to cause an increase or decrease in the per share valuation of our common stock and granted options at an exercise price of $6.00 per share.

December 2009.  In connection with our stock option grants in December 2009, we considered the factors described above, including our improved sales performance and outlook and the improved market performance of our comparable public company peers since the September 2009 grants, as well as a contemporaneous valuation report dated December 15, 2009. The valuation used a risk-adjusted discount of 19.5% and an estimated time to an initial public offering between one and two years, as well as a scenario in which the company would continue as a private entity. As we considered scenarios of liquidity through an initial public offering during 2010, 2011, or remaining private, a non-marketability discount was estimated at 24.0%, 32.0% and 42.0% for each of the scenarios, respectively. The expected outcomes were weighted 50.0% toward an initial public offering during 2010, 25.0% toward an initial public offering during 2011 and 25.0% toward continuation as a private company. This valuation indicated a fair value of $5.66 per share for our common stock and we granted options at an exercise price of $6.00 per share.

February 2010.  In connection with our stock option grants in February 2010, we considered the factors described above, including our improved sales performance and outlook and the improved market performance of our comparable public company peers since the December 2009 grants, as well as a contemporaneous valuation report dated February 25, 2010. The valuation used a risk-adjusted discount of 20.0% and an estimated time to an initial public offering between one and two years, as well as a scenario in which the company would continue as a private entity. As we considered scenarios of liquidity through an initial public offering during 2010, 2011, or remaining private, a non-marketability discount was estimated at 22.0%, 31.0% and 41.0% for each of the scenarios, respectively. The change in the non-marketability discount from the previous grants relates to an increase in the likelihood of our initial public offering occurring in the more current term. The expected outcomes were weighted 75% toward an initial public offering (75% toward an offering in 2010 and 25% toward an offering in 2011) and 25% toward continuation as a private company. This valuation indicated a fair value of $6.74 per share for our common stock and we granted options at an exercise price of $7.50 per share.

April 2010.  In connection with our stock option grants in April 2010, we continued to use the $6.74 per share valuation analyzed in February. Our board of directors reviewed the events since the grant of options in February 2010 and concluded that there had been no significant change in our performance to cause an increase or decrease in the per share valuation of our common stock and granted options at an exercise price of $7.50 per share.

May 2010.  In connection with our stock option grants in May 2010, we considered the factors described above, including our improved sales performance and outlook and the improved market performance of our comparable public company peers, as well as a contemporaneous valuation report dated May 12, 2010 for the May 2010 grants. The valuation used a risk-adjusted discount of 18.0% and an estimated time to an initial public offering between one and two years, as well as a scenario in which the company would continue as a private entity. As we considered scenarios of liquidity through an initial public offering during 2010, 2011, or remaining private, a non-marketability discount was estimated at 16.0%, 24.0% and 34.0% for each of the scenarios, respectively. The change in the non-marketability discount from the previous grants relates to an increase in the likelihood of our initial public offering occurring in the more current term. The expected outcomes were weighted 75% toward an initial public offering (75% toward an offering in 2010 and 25% toward an offering in 2011) and 25% toward continuation as a private company. This valuation indicated a fair value of $7.96 per share for our common stock and we granted options at an exercise price of $8.00 per share.

June 2010.  In connection with our stock option grants in June 2010, we continued to use the $7.96 per share valuation analyzed in May. Our board of directors reviewed the events since the grant of options in May 2010 and concluded that there had been no significant change in our performance to cause an increase or decrease in the per share valuation of our common stock and granted options at an exercise price of $8.00 per share.

July 2010.  In connection with our stock option grants in July 2010, we considered the factors described above, including our improved sales performance and outlook and the improved market performance of our comparable public company peers since the June 2010 grants, as well as a contemporaneous valuation report dated July 14, 2010. The valuation used a risk-adjusted discount of 17.3% and an estimated time to an initial public offering between one and two years, as well as a scenario in which the company would continue as a private entity. As we considered scenarios of liquidity through an initial public offering during 2010, 2011, or remaining private, a non-marketability discount was estimated at 9.0%, 23.0% and 36.0% for each of the scenarios, respectively. The change in non-marketability discount from the previous grants relates to an increase in the likelihood of our initial public offering occurring in the more current term. The expected outcomes were weighted 80% toward an initial public offering (87.5% toward an offering in 2010, 12.5% toward an offering in 2011) and 20.0% toward continuation as a private company. This valuation indicated a fair value of $8.78 per share for our common stock and we granted options at an exercise price of $9.00 per share.

We believe the increase in the fair value of our common stock from July 14, 2010 as determined by our compensation committee to our initial public offering price resulted primarily from the following factors.

•	Substantially Enhanced Balance Sheet and Financial Condition. The proceeds of a successful public offering strengthened substantially our balance sheet by increasing our cash and reducing our outstanding indebtedness. Additionally, the completion of our public offering provided us with access to the public company debt and equity markets.

•	Substantially Enhanced Liquidity and Marketability of Our Stock. The valuation of our common stock by our compensation committee on July 14, 2010 reflected the fact that the common stock on that date was illiquid and the risk that, in view of difficult public offering market conditions, a public offering remained uncertain. The valuation reflected a successful offering and represents an estimate of the fair value of the unrestricted, freely tradeable stock sold in a public offering market without liquidity and marketability discounts.

•	IPO Scenario Probability. The valuation of our common stock by our compensation committee on July 14, 2010 assumed a 20% probability that we would remain a private company through 2010 and reflected the execution and timing risks associated with the completion of our public offering. However, the price range set forth on the cover of this prospectus assumes the successful completion of our public offering, resulting in an increased common stock valuation as compared to our prior valuations.

•	Conversion of Preferred Stock. Prior to our initial public offering, our redeemable convertible preferred stock enjoyed substantial economic rights and preferences over our common stock, including fair value redemption rights and cumulative dividends. Our initial public offering price reflected the conversion of our redeemable convertible preferred stock upon the completion of our initial public offering and the corresponding elimination of these preferences resulting in an increased common stock valuation.

The prospects of a successful offering by us remained uncertain as of July 14, 2010. The public capital markets experienced extreme volatility and uncertainty in the months that passed since we initially filed the registration statement. As a result, several proposed initial public offerings during this period, including initial public offerings by technology companies, were abandoned, delayed or priced below their proposed price range.

Valuation of Common Stock After Our Initial Public Offering

On August 17, 2010, we granted 6,500 options with an exercise price of $16.21 under our 2010 Equity Incentive Plan. On November 8, 2010, we granted 335,850 options with an exercise price of $27.18 and 824,800 shares of restricted common stock under our 2010 Equity Incentive Plan. For the purposes of determining the exercise price per share of these option grants, we used the closing sale price per share of our common stock as quoted on the NASDAQ Global Select Market on the date of grant.

Due to our additional option and restricted stock grants since September 30, 2010, we expect to recognize $2.2 million and $10.8 million in incremental stock-based compensation expense during the years ending December 31, 2010 and December 31, 2011, respectively. In future periods, our stock-based compensation expense is expected to increase as a result of our existing unrecognized stock-based compensation and as we issue additional stock-based awards to continue to attract and retain employees and independent directors.

After giving effect to the sale of shares of our common stock in this offering, the aggregate intrinsic values of vested and unvested options to purchase shares of our common stock outstanding as of September 30, 2010 will be $119.3 million and $87.6 million, respectively. Although it is possible that the completion of this offering will add value to the shares of our common stock because they will have increased liquidity and marketability, the amount of any additional value cannot be measured with precision or certainty.

Income Taxes

Income taxes are provided based on the liability method, which results in income tax assets and liabilities arising from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The liability method requires the effect of tax rate changes on current and accumulated deferred income taxes to be reflected in the period in which the rate change was enacted. The liability method also requires that deferred tax assets be reduced by a valuation allowance unless it is more likely than not that the assets will be realized.

We may recognize the tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the taxing authorities. Upon our adoption of the related standard, there was no liability for uncertain tax positions due to the fact that there were no material identified tax benefits that were considered uncertain positions.

We record net deferred tax assets to the extent we believe these assets will more likely than not be realized. We consider whether a valuation allowance is needed on our deferred tax assets by evaluating all positive and negative evidence relative to its ability to recover deferred tax assets, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent financial operations. In projecting future taxable income, we begin with historical results, if any, and incorporate assumptions including the amount of future state, federal and foreign pretax operating income, the reversal of temporary differences, and the implementation of feasible and prudent tax planning strategies, if any. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses. Given the nature of our recurring revenue streams, we believe we have a reasonable basis to estimate future taxable income. Prior to the year ended December 31, 2009, we had incurred losses and it was difficult to assert that deferred tax assets were recoverable with this negative evidence. In calendar year 2009, we generated profits on an annual basis. Additionally, we believe it is more likely than not that our temporary differences will reverse and provide taxable income prior to the expiration of our net operating losses. Based on consideration of the weight of positive and negative evidence, including forecasted operating results, we concluded that there was sufficient positive evidence that a portion of our deferred tax assets are more likely than not recoverable as of December 31, 2009. Accordingly, we reversed $27.0 million of our valuation allowance at year-end.

Our effective tax rates are primarily affected by the amount of our taxable income or losses in the various taxing jurisdictions in which we operate, the amount of federal and state net operating losses and tax credits, the extent to which we can utilize these net operating loss carryforwards and tax credits and certain benefits related to stock option activity.

Capitalized Product Development Costs

We capitalize specific product development costs, including costs to develop software products or the software components of our solutions to be marketed to our customers, as well as software programs to be used solely to meet our internal needs. The costs incurred in the preliminary stages of development related to research, project planning, training, maintenance and general and administrative activities, and overhead costs are expensed as incurred. The costs of relatively minor upgrades and enhancements to the software are also expensed as incurred. Once an application has reached the development stage, internal and external costs incurred in the performance of application development stage activities, including materials, services and payroll-related costs for employees are capitalized, if direct and incremental, until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. We capitalized $1.5 million, $1.4 million and $1.1 million of product development costs during the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2010, respectively, and recognized amortization expense of $0.8 million, $0.9 million, $1.3 million, $0.9 million and $0.9 million during the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010, respectively, included as a component of cost of revenue. Unamortized product development cost was $2.9 million, $3.1 million and $3.2 million at December 31, 2008 and 2009 and the nine months ended September 30, 2010, respectively. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal use software during the years ended December 31, 2007, 2008 or 2009 and the nine months ended September 30, 2010.

Results of Operations

The following tables set forth our results of operations for the specified periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

Consolidated Statements of Operations Data

				Nine Months Ended
				September 30,
	Year Ended December 31,			2009	2010
	2007	2008	2009	(unaudited)	(unaudited)
	(in thousands)

Revenue:
On demand	$62,592	$95,192	$128,377	$93,185	$120,393
On premise	11,560	7,582	3,860	3,346	6,419
Professional and other	9,429	9,794	8,665	6,234	7,403

Total revenue	83,581	112,568	140,902	102,765	134,215
Cost of revenue(1)	35,703	46,058	58,513	42,804	56,595

Gross profit	47,878	66,510	82,389	59,961	77,620
Operating expense:
Product development(1)	21,708	28,806	27,446	20,273	26,431
Sales and marketing(1)	18,047	23,923	27,804	20,376	25,793
General and administrative(1)	9,756	14,135	20,210	13,275	20,230

Total operating expense	49,511	66,864	75,460	53,924	72,454

Operating (loss) income	(1,633)	(354)	6,929	6,037	5,166
Interest expense and other, net	(1,510)	(2,152)	(4,528)	(3,106)	(4,749)

Net (loss) income before taxes	(3,143)	(2,506)	2,401	2,931	417
Income tax expense (benefit)	—	703	(26,028)	218	164

Net (loss) income	$(3,143)	$(3,209)	$28,429	$2,713	$253

(1)	Includes stock-based compensation expense as follows:

				Nine Months Ended
				September 30,
	Year Ended December 31,			2009	2010
	2007	2008	2009	(unaudited)	(unaudited)
	(in thousands)

Cost of revenue	$48	$104	$367	$255	$407
Product development	251	727	1,175	775	1,664
Sales and marketing	110	277	498	350	541
General and administrative	81	368	765	524	1,133

The following table sets forth our results of operations for the specified periods as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Year Ended December 31,			Nine Months Ended September 30,
	2007	2008	2009	2009	2010
	(as a percentage of total revenue)

Revenue:
On demand	74.9%	84.6%	91.1%	90.7%	89.7%
On premise	13.8	6.7	2.7	3.3	4.8
Professional and other	11.3	8.7	6.1	6.1	5.5

Total revenue	100.0	100.0	100.0	100.0	100.0
Cost of revenue	42.7	40.9	41.5	41.7	42.2

Gross profit	57.3	59.1	58.5	58.3	57.8
Operating expense:
Product development	26.0	25.6	19.5	19.7	19.7
Sales and marketing	21.6	21.3	19.7	19.8	19.2
General and administrative	11.7	12.6	14.3	12.9	15.1

Total operating expenses	59.3	59.5	53.5	52.5	54.0

Operating (loss) income	(2.0)	(0.3)	4.9	5.9	3.8
Interest expense and other, net	(1.8)	(1.9)	(3.2)	(3.0)	(3.5)

Net (loss) income before taxes	(3.8)	(2.2)	1.7	2.9	0.3
Income tax expense (benefit)	0.0	0.6	(18.5)	0.2	0.1

Net (loss) income	(3.8)	(2.9)	20.2	2.6	0.2

Nine Months Ended September 30, 2009 and 2010

Revenue

	Nine Months Ended September 30,
	2009	2010	Change	% Change
	(in thousands, except dollar per unit data)

Revenue:
On demand	$93,185	$120,393	$27,208	29.2%
On premise	3,346	6,419	3,073	91.8
Professional and other	6,234	7,403	1,169	18.8

Total revenue	$102,765	$134,215	$31,450	30.6

On demand unit metrics:
Ending on demand units	4,265	5,567	1,302	30.5
Average on demand units	4,035	5,059	1,024	25.4
Annualized on demand revenue per average on demand unit	$30.79	$31.73	$0.94	3.1

On demand revenue.  Our on demand revenue increased $27.2 million, or 29.2%, for the nine months ended September 30, 2010 as compared to same period in 2009, primarily due to an increase in rental property units managed with our on demand solutions and an increase in the number of our on demand solutions utilized by our existing customer base.

On premise revenue.  On premise revenue increased $3.1 million, or 91.8%, for the nine months ended September 30, 2010 as compared to the same period in 2009, primarily as a result of our February 2010 acquisition. During February 2010, we completed a strategic acquisition of assets that included on premise software solutions that have been historically marketed and sold pursuant to perpetual license agreements and related maintenance agreements. For the nine months ended September 30, 2010, the February 2010 acquisition contributed $5.0 million of revenue related to maintenance agreements and perpetual license sales. The revenue increase from the February 2010 acquisition was partially offset by our decision to cease actively marketing our legacy on premise solutions in 2003 and our efforts to migrate customers of our on premise solutions to our on demand solutions. While we intend to continue to support our recently acquired on premise software solutions, we expect that many of the customers who license these solutions will over time transition to our on demand software solutions.

Professional and other revenue.  Professional and other services revenue increased $1.2 million, or 18.8%, for the nine months ended September 30, 2010 as compared to the same period in 2009, primarily due to an increase in revenue from consulting services.

Total revenue.  Our total revenue increased $31.5 million, or 30.6%, for the nine months ended September 30, 2010 as compared to the same period in 2009, primarily due to an increase in rental property units managed with our on demand solutions and improved penetration of our on demand solutions into our customer base.

On demand unit metrics.  As of September 30, 2010, one or more of our on demand solutions was utilized in the management of 5.6 million rental property units, representing an increase of 1.3 million units, or 30.5% as compared to September 30, 2009. The increase in the number of rental property units managed by one or more of our on demand solutions was due to new customer sales and marketing efforts and our 2009 and 2010 acquisitions in the second half of 2009 and the first half of 2010 contributing approximately 12.4% of ending on demand units as of September 30, 2010.

For the first nine months of 2010, our annualized on demand revenue per average on demand unit was $31.73, representing an increase of $0.94, or 3.1%, as compared to the nine months ended September 30, 2009, primarily due to improved penetration of our on demand solutions into our customer base.

Cost of Revenue

	Nine Months Ended September 30,
	2009	2010	Change	% Change
	(in thousands)

Cost of revenue	$37,748	$47,683	$9,935	26.3%
Depreciation and amortization	5,056	8,912	3,856	76.3

Total cost of revenue	$42,804	$56,595	$13,791	32.2

Cost of revenue.  Total cost of revenue increased $13.8 million, or 32.2%, for the nine months ended September 30, 2010 as compared to the same period in 2009. The increase in cost of revenue was primarily due to: a $9.7 million increase from costs related to the increased sales of our solutions, which includes investments in infrastructure and other support services; a $3.3 million increase in non-cash amortization of acquired technology as a result of our 2009 and 2010 acquisitions; a $0.6 million increase in property and equipment depreciation expense resulting from expanding our infrastructure to support revenue delivery activities; and a $0.2 million increase in stock-based compensation related to our professional services and data center operations personnel. Cost of revenue as a percentage of total revenue was 42.2% for the nine months ended September 30, 2010 as compared to 41.7% for the same period in 2009. The increase as a percentage of total revenue was primarily due to an increase in non-cash amortization of acquired technology as a result of our 2009 and 2010 acquisitions.

Operating Expenses

	Nine Months Ended September 30,
	2009	2010	Change	% Change
	(in thousands)

Product development	$18,646	$24,746	$6,100	32.7%
Depreciation and amortization	1,627	1,685	58	3.6

Total product development expense	$20,273	$26,431	$6,158	30.4

Product development.  Total product development expense increased $6.2 million, or 30.4%, for the nine months ended September 30, 2010 as compared to the same period in 2009. The increase in product development expense was primarily due to: a $4.5 million increase in personnel expense primarily related to product development groups added as a result of our 2009 and 2010 acquisitions combined with the associated costs to support our growth initiatives; a $0.9 million increase in stock-based compensation related to product development personnel; and a $0.6 million increase in third-party software maintenance expense.

	Nine Months Ended September 30,
	2009	2010	Change	% Change
	(in thousands)

Sales and marketing	$17,317	$22,636	$5,319	30.7%
Depreciation and amortization	3,059	3,157	98	3.2

Total sales and marketing expense	$20,376	$25,793	$5,417	26.6

Sales and marketing.  Total sales and marketing expense increased $5.4 million, or 26.6%, for the nine months ended September 30, 2010 as compared to the same period in 2009. The increase in sales and marketing expense was primarily due to a $2.5 million increase in personnel expense. We have increased our sales force head count from 88 at September 30, 2009 to 106 at September 30, 2010, which includes sales groups added as a result of our 2009 and 2010 acquisitions. Additional factors contributing to the increase in sales and marketing expense include a $1.6 million increase in marketing program expense as part of our strategy to expand our market share and further penetrate our existing customer base with sales of additional on demand solutions; a $1.0 million increase in other general sales and marketing expense; and a $0.2 million increase in stock-based compensation related to sales and marketing personnel.

	Nine Months Ended September 30,
	2009	2010	Change	%Change
	(in thousands)

General and administrative	$12,315	$19,128	$6,813	55.3%
Depreciation and amortization	960	1,102	142	14.8

Total general and administrative expense	$13,275	$20,230	$6,955	52.4

General and administrative.  Total general and administrative expense increased $7.0 million, or 52.4%, for the nine months ended September 30, 2010 as compared to the same period in 2009. The increase in general and administrative expense was primarily due to: a $3.7 million increase in personnel expense related to accounting, management information systems, legal, and human resources staff to support the growth in our business as well as provide the necessary organizational structure to support public company requirements; a $0.9 million increase in professional fees; a $0.7 million increase in other general and administrative expense; a $0.6 million increase in facilities expense primarily as a result of our 2009 and 2010 acquisitions, a $0.6 million increase in stock-based compensation related to general and administrative personnel; a $0.4 million increase in acquisition-related expense; and a $0.1 million in depreciation expense.

Interest Expense and Other, Net

Interest expense, net, increased $1.6 million, or 52.9%, for the nine months ended September 30, 2010 as compared to the same period in 2009. The increase in interest expense, net, was primarily due to $0.5 million of accelerated interest expense associated with the early extinguishment of notes issued to our preferred stockholders in payment of dividends payable during the third quarter of 2010 and $0.2 million of penalties incurred in connection with the early extinguishment of our secured subordinated promissory notes during the third quarter of 2010 combined with higher average debt balances related to the financing of our 2009 and 2010 acquisitions.

Provision for Taxes

Our effective tax rate was approximately 39% for the nine months ended September 30, 2010. In the nine months ended September 30, 2010, we incurred tax expense of $0.2 million resulting from our net income before taxes. In the nine months ended September 30, 2009, we incurred tax expense of $0.2 million primarily as a result of state income tax expense.

Year Ended December 31, 2008 and 2009

Revenue

	Year Ended December 31,
	2008	2009	Change	% Change
	(in thousands, except dollar per unit data)

Revenue:
On demand	$95,192	$128,377	$33,185	34.9%
On premise	7,582	3,860	(3,722)	(49.1)
Professional and other	9,794	8,665	(1,129)	(11.5)

Total revenue	$112,568	$140,902	$28,334	25.2

On demand unit metrics:
Ending on demand units	3,833	4,551	718	18.7
Average on demand units	3,138	4,128	990	31.5
On demand revenue per average on demand unit	$30.34	$31.10	$0.76	2.5

On demand revenue.  Our on demand revenue increased $33.2 million, or 34.9%, in 2009 as compared to 2008, primarily due to a 31.5% increase in the average on demand units managed with our on demand software solutions and an increase in the number of our on demand software solutions utilized by our existing customer base.

On premise revenue.  On premise revenue decreased $3.7 million, or (49.1)%, in 2009 as compared to 2008, primarily due to the impact of our decision to cease actively marketing our on premise software solutions and our efforts to migrate customers of our on premise software solutions to our on demand software solutions. In addition, our on premise software solution for conventional multi-family properties, RentRoll, was discontinued and was no longer supported after July 2009.

Professional and other revenue.  Professional and other services revenue decreased $1.1 million, or (11.5)%, in 2009 as compared to 2008, primarily due to a decrease in revenue from training and consulting services and a decrease in revenue from sub-meter installations.

Total revenue.  Our total revenue increased $28.3 million, or 25.2%, in 2009 as compared to 2008, primarily due to an increase in rental property units managed with our on demand software solutions and improved penetration of our on demand software solutions into our customer base.

On demand unit metrics.  As of December 31, 2009, one or more of our on demand software solutions was utilized in the management of 4.6 million rental housing units, representing an increase of approximately 718,000 units, or 18.7%, as compared to 2008. The increase in the number of rental units managed by one or more of our on demand software solutions was primarily due to new customer sales and marketing efforts, our 2009 acquisitions, which contributed approximately 3.8% of ending on demand units, and to a lesser degree, migration of our current customers from our on premise software solutions to our on demand software solutions. In 2009, our on demand revenue per average on demand unit was $31.10, representing an increase of $0.76, or 2.5%, as compared to 2008, primarily due to improved penetration of our on demand software solutions into our customer base.

Cost of Revenue

	Year Ended December 31,
	2008	2009	Change	% Change
		(in thousands)

Cost of revenue	$40,783	$51,260	$10,477	25.7%
Depreciation and amortization	5,275	7,253	1,978	37.5

Total cost of revenue	$46,058	$58,513	$12,455	27.0

Cost of revenue.  Cost of revenue increased $12.5 million, or 27.0%, in 2009 as compared to 2008. The increase in cost of revenue was primarily due to: a $10.2 million increase from costs related to the increased sales of our solutions; a $1.1 million increase in non-cash amortization of acquired technology as a result of our 2008 and 2009 acquisitions; a $0.9 million increase in property and equipment depreciation expense resulting from expanding our infrastructure to support revenue delivery activities; and $0.3 million increase in stock-based compensation related to our professional services and data center operations personnel.

Operating Expenses

	Year Ended December 31,
	2008	2009	Change	% Change
		(in thousands)

Product development	$26,514	$25,277	$(1,237)	(4.7)%
Depreciation and amortization	2,292	2,169	(123)	(5.4)

Total product development expense	$28,806	$27,446	$(1,360)	(4.7)

Product development.  Product development expense decreased $1.4 million, or (4.7)%, in 2009 as compared to 2008. The decrease in product development expense was primarily due to: the absence of non-recurring charges related to the discontinuance of a business development project in 2008; a decrease in third-party development costs; and a decrease in depreciation of property and equipment. The decrease was partially offset by an increase in stock-based compensation in 2009 related to our product development personnel.

	Year Ended December 31,
	2008	2009	Change	% Change
	(in thousands)

Sales and marketing	$21,649	$23,744	$2,095	9.7%
Depreciation and amortization	2,274	4,060	1,786	78.5

Total sales and marketing expense	$23,923	$27,804	$3,881	16.2

Sales and marketing.  Sales and marketing expense increased $3.9 million, or 16.2%, in 2009 as compared to 2008. The increase in sales and marketing expense was primarily due to: a $1.7 million increase in non-cash intangible amortization related to our 2008 and 2009 acquisitions, which included acquired customer relationships and key supplier and vendor relationships; a $1.5 million increase in personnel expense and a $1.0 million increase in marketing program expense in 2009 as part of our strategy to expand our market share and further penetrate our existing customer base with sales of additional on demand software solutions; and a $0.2 million increase in stock-based compensation related to our sales and marketing personnel.

	Year Ended December 31,
	2008	2009	Change	% Change
	(in thousands)

General and administrative	$12,979	$18,923	$5,944	45.8%
Depreciation and amortization	1,156	1,287	131	11.3

Total general and administrative expense	$14,135	$20,210	$6,075	43.0

General and administrative.  General and administrative expense increased $6.1 million, or 43.0%, in 2009 as compared to 2008. The increase in general and administrative expense was primarily due to: a $2.8 million increase in personnel expense and expense related to accounting, management information systems, legal, human resources and business development staff to support the growth in our business; a $0.7 million increase in legal fees primarily related to pursuing and closing acquisition opportunities; a $0.4 million increase in stock-based compensation; and an increase in various other general and administrative expenses driven by the investments in our administrative functions.

Interest Expense and Other, Net

Interest expense and other, net, increased $2.4 million, or 110.4%, in 2009 as compared to 2008. The increase in interest expense, net, was primarily due to higher average debt balances related to the financing of our acquisitions and the issuance of notes payable to holders of our preferred stock in December 2008 in payment of accrued dividends. See Note 7 to Notes to Consolidated Financial Statements for the year ended December 31, 2009.

Provision for Taxes

We have not incurred federal income taxes due to the carry forward of net operating losses. At December 31, 2009, we had a net operating loss carry forward for federal income tax purposes of approximately $67.2 million that will begin to expire in 2018. We have historically offset all of our net deferred tax assets by a valuation allowance. However, in December 2009, based on current year income and our projections of future income, we concluded it was more likely than not that certain of our deferred tax assets would be realizable, and therefore the valuation allowance was reduced by $27.0 million.

Year Ended December 31, 2007 and 2008

Revenue

	Year Ended December 31,
	2007	2008	Change	% Change
	(in thousands, except dollar per unit data)

Revenue:
On demand	$62,592	$95,192	$32,600	52.1%
On premise	11,560	7,582	(3,978)	(34.4)
Professional and other	9,429	9,794	365	3.9

Total revenue	$83,581	$112,568	$28,987	34.7

On demand unit metrics:
Ending on demand units	2,800	3,833	1,033	36.9
Average on demand units	2,293	3,138	845	36.9
On demand revenue per average on demand unit	$27.30	$30.34	$3.04	11.1

On demand revenue.  On demand revenue increased $32.6 million, or 52.1%, in 2008 as compared to 2007, primarily due to an increase in rental property units managed with our on demand software solutions and an increase in the number of our on demand software solutions utilized by our existing customer base.

On premise revenue.  On premise revenue decreased $4.0 million, or (34.4)%, in 2008 as compared to 2007. The revenue decrease was primarily due to: our higher focus on sales of our on demand software solutions; a decrease in the number of rental property units utilizing our on premise software solutions, which was a result of customers converting to our on demand software solutions, not renewing their on premise software license or customers’ property sites turning over due to their sale or change in property management company.

Professional and other revenue.  Professional and other revenue increased $0.4 million, or 3.9%, in 2008 as compared to 2007, primarily due to increased consulting and implementation activity associated with new sales of our on demand software solutions, which was partially offset by lower training and seminar revenue.

Total revenue.  Our total revenue increased $29.0 million, or 34.7%, in 2008 as compared to 2007, primarily due to an increase in rental property units managed with our on demand software solutions and improved penetration of our on demand software solutions into our customer base.

On demand unit metrics.  As of December 31, 2008, one or more of our on demand software solutions was utilized in the management of 3.8 million rental property units, an increase of approximately 1.0 million units, or 36.9%, as compared to 2007. The increase in the number of rental property units managed by one or more of our on demand software solutions was primarily due to new customer sales and marketing efforts, our 2008 acquisitions, which contributed approximately 10.5% of ending on demand units, and, to a lesser degree, migration of our current customers from our on premise software solutions. In 2008, our on demand revenue per average on demand unit was $30.34, representing an increase of $3.04, or 11.1%, as compared to 2007, primarily due to improved penetration of our on demand software solutions into our customer base.

Cost of Revenue

	Year Ended December 31,
	2007	2008	Change	% Change
		(in thousands)

Cost of revenue	$32,056	$40,783	$8,727	27.2%
Depreciation and amortization	3,647	5,275	1,628	44.6

Total cost of revenue	$35,703	$46,058	$10,355	29.0

Cost of revenue.  Cost of revenue increased $10.4 million, or 29.0%, in 2008 as compared to 2007. The increase in cost of revenue was primarily due to: a $8.6 million increase from costs related to the increased sales of our solutions; a $1.3 million increase in property and equipment depreciation expense resulting from expanding our infrastructure to support revenue delivery activities; and a $0.3 million increase in non-cash amortization of acquired technology as a result of our 2008 acquisitions.

Operating Expenses

	Year Ended December 31,
	2007	2008	Change	% Change
		(in thousands)

Product development	$20,459	$26,514	$6,055	29.6%
Depreciation and amortization	1,249	2,292	1,043	83.5

Total product development	$21,708	$28,806	$7,098	32.7

Product development.  Product development expense increased $7.1 million, or 32.7%, in 2008 as compared to 2007. The increase in product development expense was primarily due to: a $3.8 million increase in personnel expense primarily related to the associated costs to support our growth initiatives and the addition of new solutions; a $1.0 million increase in depreciation of property and equipment from expanding our infrastructure to support our revenue growth; a $0.8 million non-cash asset disposal resulting from the discontinuance of a business development project in 2008; and a $0.5 million increase in stock-based compensation related to our product development personnel.

	Year Ended December 31,
	2007	2008	Change	% Change
		(in thousands)

Sales and marketing	$16,215	$21,649	$5,434	33.5%
Depreciation and amortization	1,832	2,274	442	24.1

Total sales and marketing expense	$18,047	$23,923	$5,876	32.6

Sales and marketing.  Sales and marketing expense increased $5.9 million, or 32.6%, in 2008 as compared to 2007. The increase in sales and marketing expense was primarily due to: a $3.2 million increase in personnel expense related to expanding our sales and marketing workforce as part of our strategy to increase our market share and further penetrate our existing customer base with additional on demand software solutions; a $1.5 million increase in marketing program expense in support of our growth strategy; a $0.4 million increase in property and equipment depreciation expense; and a $0.2 million increase in stock-based compensation related to our sales and marketing personnel.

	Year Ended December 31,
	2007	2008	Change	% Change
	(in thousands)

General and administrative	$9,357	$12,979	$3,622	38.7%
Depreciation and amortization	399	1,156	757	189.7

Total general and administrative expense	$9,756	$14,135	$4,379	44.9

General and administrative.  General and administrative expense increased $4.4 million, or 44.9%, in 2008 as compared to 2007. The increase in general and administrative expense was primarily due to: a $2.4 million increase in personnel expense related to an increase in accounting, management information systems, legal and human resources personnel to support the growth in our business; a $0.8 million increase in depreciation of property and equipment in 2008 driven by the investments in our administrative support functions; a $0.3 million increase in stock-based compensation related to our general and administrative personnel; and an increase various other general and administrative expenses driven by the investment in our administrative functions necessary to support our growth.

Interest Expense and Other, Net

Interest expense and other, net, increased $0.6 million, or 42.5%, in 2008 as compared to 2007. The increase in interest expense, net, was primarily due to higher average debt balances related to the financing of our acquisition activities.

Provision for Taxes

We have recorded a valuation allowance related to income taxes to reflect uncertainties associated with the realization of deferred tax assets. As a result, the benefit from income taxes is zero in 2007.

Quarterly Results of Operations

The following table presents our unaudited consolidated quarterly results of operations for the nine fiscal quarters ended September 30, 2010. This information is derived from our unaudited consolidated financial statements, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for fair statement of our financial position and operating results for the quarters presented. Operating results for these periods are not necessarily indicative of the operating results for a full year. Historical results are not necessarily indicative of the results to be expected in future periods. You should read this data together with our consolidated financial statements and the related notes to these financial statements included elsewhere in this prospectus.

	Three Months Ended,
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(in thousands)

Revenue:
On demand	$24,520	$27,462	$29,264	$30,852	$33,069	$35,192	$37,207	$39,659	$43,097
On premise	1,766	1,774	1,437	1,441	468	514	1,868	2,424	2,127
Professional and other	2,982	2,525	1,942	2,175	2,117	2,431	2,303	2,726	2,804

Total revenue	29,268	31,761	32,643	34,468	35,654	38,137	41,378	44,809	48,028
Cost of revenue(1)	12,074	13,113	13,035	14,568	15,201	15,709	17,858	18,534	20,203

Gross profit	17,194	18,648	19,608	19,900	20,453	22,428	23,520	26,275	27,825
Operating expense:
Product development(1)	6,932	8,132	6,711	6,887	6,675	7,173	8,315	8,989	9,127
Sales and marketing(1)	6,325	6,690	6,180	6,833	7,363	7,428	7,540	8,825	9,428
General and administrative(1)	3,648	3,858	4,536	4,187	4,552	6,935	6,522	6,739	6,969

Total operating expense	16,905	18,680	17,427	17,907	18,590	21,536	22,377	24,553	25,524

Operating (loss) income	289	(32)	2,181	1,993	1,863	892	1,143	1,722	2,301
Interest expense and other, net	(493)	(781)	(985)	(998)	(1,123)	(1,422)	(1,464)	(1,463)	(1,822)

Net (loss) income before taxes	(204)	(813)	1,196	995	740	(530)	(321)	259	479
Income tax expense (benefit)	—	638	69	85	64	(26,246)	(118)	95	187

Net (loss) income	$(204)	$(1,451)	$1,127	$910	$676	$25,716	$(203)	$164	$292

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended,
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(in thousands)

Cost of revenue	$21	$41	$67	$85	$103	$112	$123	$144	$140
Product development	170	218	246	252	277	400	507	530	627
Sales and marketing	76	86	98	117	135	148	164	176	201
General and administrative	101	112	154	159	211	241	300	442	391

Total stock-based compensation expense	$368	$457	$565	$613	$726	$901	$1,094	$1,292	$1,359

The following table sets forth our results of operations for the specified periods as a percentage of our revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

	Three Months Ended,
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(as a percentage of total revenue)

Revenue:
On demand	83.8%	86.5%	89.6%	89.5%	92.7%	92.3%	89.9%	88.5%	89.7%
On premise	6.0	5.6	4.4	4.2	1.3	1.3	4.5	5.4	4.4
Professional and other	10.2	8.0	5.9	6.3	5.9	6.4	5.6	6.1	5.8

Total revenue	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Cost of revenue:
Software and services	41.3	41.3	39.9	42.3	42.6	41.2	43.2	41.4	42.1

Gross profit	58.7	58.7	60.1	57.7	57.4	58.8	56.8	58.6	57.9

Operating expense:
Product development	23.7	25.6	20.6	20.0	18.7	18.8	20.1	20.1	19.0
Sales and marketing	21.6	21.1	18.9	19.8	20.7	19.5	18.2	19.7	19.6
General and administrative	12.5	12.1	13.9	12.1	12.8	18.2	15.8	15.0	14.5

Total operating expenses	57.8	58.8	53.4	52.0	52.1	56.5	54.1	54.8	53.1

Operating (loss) income	1.0	(0.1)	6.7	5.8	5.2	2.3	2.8	3.9	4.8
Interest expense and other, net	(1.7)	(2.5)	(3.0)	(2.9)	(3.1)	(3.7)	(3.5)	(3.3)	(3.8)

Net (loss) income before taxes	(0.7)	(2.6)	3.7	2.9	2.1	(1.4)	(0.8)	0.6	1.0
Income tax expense (benefit)	0.0	2.0	0.2	0.2	0.2	(68.8)	(0.3)	0.2	0.4

Net (loss) income	(0.7)	(4.6)	3.5	2.6	1.9	67.4	(0.5)	0.4	0.6

Our revenue increased in each of the quarters presented above primarily as a result of increases in rental property units managed with our on demand software solutions, successful efforts to increase the number of on demand software solutions utilized by our customer base and our 2008, 2009 and 2010 acquisitions. To date, we have not experienced any significant impact on our results of operations due to seasonality.

Cost of revenue increased over the course of the quarters presented above primarily due to increase in operating costs related to the increased sales of our solutions; higher technology support costs in order to support our growth; the cost of revenue added by our acquisitions; and higher non-cash amortization of technology acquired through our acquisitions. While cost of revenue increased in absolute dollars, gross margin has remained relatively consistent in each of the quarters presented, except for the nine months ended September 30, 2010. Cost of revenue as a percentage of total revenue increased during the nine months ended September 30, 2010 as compared to previous quarters primarily due to an increase in non-cash amortization of acquired technology as a result of our acquisitions and our investment in infrastructure and other support services.

Operating expense has steadily increased in absolute dollars over the course of the quarters presented above primarily due to increased personnel related expenses in support of our growth initiatives in addition to incremental expenses associated with acquired companies. Operating expense may vary as a result of the timing of sales and marketing activities, the timing of acquisitions or the discontinuance of projects, among other factors. For example, operating expense decreased from the fourth quarter of 2008 to the first quarter of 2009 primarily due to a decline in product development expense attributable to the discontinuance of a business development project during the fourth quarter of 2008. Additionally, during the fourth quarter of 2009, operating expense increased as a percentage of revenue when compared to the prior three quarters primarily as a result of an increase in general and administrative expense associated with higher professional fees and other costs related to pursuing acquisition opportunities combined with incremental general and administrative expense associated with the acquisitions we completed during the third and fourth quarters of 2009. Since our inception, we have made significant investments in developing new solutions, enhancing existing solutions, and expanding our sales and marketing efforts in order to increase our market share and to further penetrate our existing customer base with additional on demand software solutions. As a result of these investments, we have experienced significant revenue growth, which has resulted in a trend of decreased operating expense as a percentage of our total revenue.

Reconciliation of Quarterly Non-GAAP Financial Measures

We anticipate that our investor and analyst presentations will include Adjusted EBITDA. We define Adjusted EBITDA as net (loss) income plus depreciation and asset impairment, amortization of intangible assets, interest expense, net, income tax expense (benefit), stock-based compensation expense and acquisition-related expense. We believe that the use of Adjusted EBITDA is useful to investors and other users of our financial statements in evaluating our operating performance because it provides them with an additional tool to compare business performance across companies and across periods. We believe that:

•	Adjusted EBITDA provides investors and other users of our financial information consistency and comparability with our past financial performance, facilitates period-to-period comparisons of operations and facilitates comparisons with our peer companies, many of which use similar non-GAAP financial measures to supplement their GAAP results; and

•	it is useful to exclude certain non-cash charges, such as depreciation and asset impairment, amortization of intangible assets and stock-based compensation and non-core operational charges, such as acquisition-related expense, from Adjusted EBITDA because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business operations and these expenses can vary significantly between periods as a result of new acquisitions, full amortization of previously acquired tangible and intangible assets or the timing of new stock-based awards, as the case may be.

We use Adjusted EBITDA in conjunction with traditional GAAP operating performance measures as part of our overall assessment of our performance, for planning purposes, including the preparation of our annual operating budget, to evaluate the effectiveness of our business strategies and to communicate with our board of directors concerning our financial performance.

We do not place undue reliance on Adjusted EBITDA as our only measure of operating performance. Adjusted EBITDA should not be considered as a substitute for other measures of liquidity or financial performance reported in accordance with GAAP. There are limitations to using non-GAAP financial measures, including that other companies may calculate these measures differently than we do, that they do not reflect our capital expenditures or future requirements for capital expenditures and that they do not reflect changes in, or cash requirements for, our working capital. We compensate for the inherent limitations associated with using the Adjusted EBITDA measures through disclosure of these limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA to the most directly comparable GAAP measure, net (loss) income.

The following table presents a reconciliation of net (loss) income to Adjusted EBITDA for the nine fiscal quarters ended September 30, 2010:

	Three Months Ended,
	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,
	2008	2008	2009	2009	2009	2009	2010	2010	2010
	(in thousands)

Net (loss) income	$(204)	$(1,451)	$1,127	$910	$676	$25,716	$(203)	$164	$292
Depreciation and asset impairment	2,244	3,750	2,043	2,470	2,419	2,299	2,456	2,595	2,606
Amortization of intangible assets	331	774	1,362	1,322	1,279	1,821	2,214	2,282	2,760
Interest expense, net	493	781	985	998	1,123	1,422	1,464	1,472	1,822
Income tax expense (benefit)	—	638	69	85	64	(26,246)	(118)	95	187
Stock-based compensation expense	368	457	565	613	726	901	1,094	1,292	1,359
Acquisition-related expense	—	—	—	—	20	824	324	69	61

Adjusted EBITDA	$3,232	$4,949	$6,151	$6,398	$6,307	$6,737	$7,231	$7,968	$9,087

Liquidity and Capital Resources

Prior to our initial public offering, we financed our operations primarily through private placements of convertible preferred stock and common stock, secured credit facilities with commercial lenders, a private placement of subordinated debt securities and cash provided by operating activities. On August 11, 2010, our registration statement on Form S-1 (File No. 333-166397) relating to our initial public offering was declared effective by the SEC. We sold 6,000,000 shares of common stock in our initial public offering, resulting in proceeds, net of transaction expenses, of $57.7 million. Our primary sources of liquidity as of September 30, 2010 consisted of $39.4 million of cash and cash equivalents, $8.0 million available under our revolving line of credit and $48.6 million of current assets less current liabilities (excluding $43.5 million of deferred revenue). To facilitate our acquisition of the assets of Level One in November 2010, we borrowed $30.0 million under our delayed draw term loans and utilized $24.0 million of the net proceeds from our initial public offering.

Our principal uses of liquidity have been to fund our operations, working capital requirements, capital expenditures and acquisitions and to service our debt obligations. We expect that working capital requirements, capital expenditures and acquisitions will continue to be our principal needs for liquidity over the near term. Our planned capital expenditures for 2011 are not expected to exceed $12.0 million. In addition, we have made several acquisitions in which a portion of the cash purchase price is payable at various times through 2014. We expect to fund these obligations from cash provided by operating activities or, with respect to a deferred payment of up to $8.0 million 18 months after the date of our Level One acquisition, the issuance of shares of our common stock at our election.

We believe that our existing cash and cash equivalents, working capital (excluding deferred revenue) and our cash flow from operations, together with the proceeds of this offering, will be sufficient to fund our operations and planned capital expenditures and service our debt obligations for at least the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and size of acquisitions, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts, the timing of introductions of new solutions and enhancements to existing solutions and the continuing market acceptance of our solutions. We may enter into acquisitions of, complementary businesses, applications or technologies, in the future, which could require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us, or at all.

The following table sets forth cash flow data for the periods indicated therein:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
	(in thousands)

Net cash provided by operating activities	$4,441	$7,962	$24,758	$17,541	$14,741
Net cash (used) in investing activities	(16,155)	(32,320)	(24,676)	(10,121)	(24,658)
Net cash provided by financing activities	11,952	25,875	97	4,244	44,903

Net Cash Provided by Operating Activities

In the nine months ended September 30, 2010, we generated $14.7 million of net cash from operating activities, which consisted of our net income of $0.3 million and changes in working capital of $4.0 million, offset by net non-cash income of $18.4 million representing a decrease of $2.8 million or 16.0% as compared to the same period in 2009. Net non-cash charges to income primarily consisted of depreciation, amortization and stock-based compensation expense. The $4.0 million use of operating cash flow resulting from the changes in working capital was primarily due to improved collections of our accounts receivable and general timing differences in other current assets and accounts payable, offset by the change in deferred revenue. Excluding deferred revenue acquired from our February 2010 acquisition, deferred revenue decreased for the nine months ended September 30, 2010 as a result of the amortization of annual license fees for on demand and on premise solutions. To facilitate our acquisition of the assets of Level One in November 2010, we borrowed $30.0 million under our delayed draw term loans and utilized $24.0 million of the net proceeds from our initial public offering.

In 2009, we generated $24.8 million of net cash from operating activities, which consisted of our net income of $28.4 million, offset by net non-cash income of $8.5 million, representing an increase of $16.8 million, or 211.0%, as compared to 2008. Net non-cash charges primarily consisted of a non-cash deferred tax benefit offset by depreciation, amortization and stock-based compensation expense. The increase in our net cash from operating activities in 2009 was primarily due to our net income, cash inflows from changes in working capital and greater collection of accounts receivable, which resulted in an improvement in the number of days that sales were outstanding from 68 days in 2008 to 57 days in 2009. This decrease in accounts receivable occurred despite an increase in revenues during the fourth quarter.

In 2008, we generated $8.0 million of net cash from operating activities, which consisted of our net loss of $3.2 million, offset by net non-cash charges of $13.9 million, representing an increase of $3.5 million, or 79.3%, as compared to 2007. Net non-cash charges to income primarily consisted of depreciation, amortization and stock-based compensation expense. The increase in our net cash from operating activities in 2008 was primarily due to cash outflows from changes in working capital including an increase in accounts receivable of $7.6 million from increased sales during the fourth quarter, partially offset by an increase in deferred revenues of $5.6 million. The increase in our net cash from operating activities in 2008 was primarily due to a reduction in our net loss, an increase of $6.3 million in non-cash charges and an increase in deferred revenue from increased sales during the fourth quarter, partially offset by increases in accounts receivable.

In 2007, we generated $4.4 million of net cash from operating activities, which consisted of our net loss of $3.1 million, offset by net non-cash charges of $7.6 million. Net non-cash charges to income primarily consisted of depreciation, amortization and stock-based compensation expense. Additionally, cash outflows from changes in working capital included an increase in accounts receivable of $5.2 million from increased sales near the end of the year, partially offset by an increase in deferred revenues of $4.4 million.

Net Cash Used in Investing Activities

In the nine months ended September 30, 2010, our investing activities used $24.7 million. Investing activities consisted of acquisition consideration of $16.6 million net of cash acquired for our 2010 acquisitions, acquisition-related payments of $0.7 million for commitments related to prior years’ acquisitions and $7.4 million of capital expenditures. The increase in cash used in investing activities from 2009 relates to the consideration paid net of cash acquired for our 2010 acquisitions combined with an increase in capital spending.

In 2009, our investing activities used $24.7 million. Investing activities consisted of acquisition consideration of $11.6 million net of cash acquired for our 2009 acquisitions, acquisition-related payments of $3.6 million for commitments related to prior years’ acquisitions and $9.5 million of capital expenditures. The decrease in cash used in investing activities from 2008 relates to a decrease in capital spending of $0.8 million combined with a decrease in acquisition-related payments of $6.9 million.

In 2008, our investing activities used $32.3 million. Investing activities consisted of $20.1 million for our 2008 acquisitions, acquisition-related payments of $1.9 million for commitments related to prior years’ acquisitions and capital expenditures of $10.3 million. The increase in cash used in investing activities from 2007 relates to an increase in capital spending of $3.1 million and an increase in acquisition-related payments of $13.0 million.

In 2007, our investing activities used $16.2 million. Investing activities consisted of $7.0 million for our 2007 acquisition, acquisition-related payments of $2.1 million for commitments related to prior years’ acquisitions and capital expenditures of $7.1 million.

Capital expenditures in the nine months ended September 30, 2010 and in 2009, 2008 and 2007 were primarily related to investments in technology infrastructure to support our growth initiatives.

Net Cash Provided by Financing Activities

Our financing activities provided $44.9 million in the nine months ended September 30, 2010, representing an increase of $40.7 million, as compared to the same period of 2009. Cash provided by financing activities in 2010 was primarily related to net proceeds from our initial public offering of $57.7 million, $10.0 million of proceeds as a result of the February 2010 amendment of our credit facility and $2.0 million of net proceeds from our revolving line of credit. These cash proceeds were partially offset by payments to extinguish our secured subordinated promissory notes and our preferred stockholder notes payable of $10.0 million and $6.5 million, respectively, in the third quarter of 2010, combined with aggregate principal payments of $8.2 million for scheduled term debt maturities, capital lease obligations and preferred stockholder notes payable. Additionally, during the nine months ended September 30, 2010, we paid $0.7 million of preferred stock dividends that had accrued on our convertible preferred stock, which were offset by $0.7 million in proceeds from the issuance of common stock.

Our financing activities provided $0.1 million in 2009, representing a decrease of $25.8 million, or 99.6%, as compared to 2008. Cash provided by financing activities in 2009 was primarily related to net proceeds from refinancing our credit facility, offset by payments for scheduled term debt maturities, capital lease obligations and preferred stockholder notes payable.

Our financing activities provided $25.9 million in 2008, representing an increase of $13.9 million, or 116.5%, as compared to 2007. On February 22, 2008, in order to secure capital for future growth and business development activities, we entered into a securities purchase agreement whereby investors purchased an aggregate of 1,512,498 shares of Series C convertible preferred stock at a purchase price of $9.00 per share resulting in $13.4 million of net proceeds. Additionally, we had net proceeds of $4.5 million from our credit facility, $10.0 million of proceeds from a private placement of a note purchase agreement and common stock issuances of $0.6 million resulting from employees’ and third parties’ exercise of stock options and warrants. These proceeds were offset by $2.6 million of scheduled payments of capital lease obligations.

Our financing activities provided $12.0 million in 2007. Cash provided by financing activities in 2007 was primarily related to net proceeds of $11.5 million from our credit facility and common stock issuances of $1.1 million resulting from employees’ and third parties’ exercise of stock options and warrants. These proceeds were offset by $0.7 million of scheduled payments of capital lease obligations.

Cash provided by financing activities during the nine months ended September 30, 2009 and 2010 was used to support our operations until we achieved positive operating cash flow, as a funding source for acquisitions and for capital expenditures related to the expansion of our technology infrastructure.

Contractual Obligations, Commitments and Contingencies

The following table summarizes, as of December 31, 2009, except for long-term debt and acquisition related liabilities, which have been updated through the November 2010 borrowing of $30.0 million on our delayed draw term loan and related liabilities in connection with our November 2010 acquisition, our minimum payments for long-term debt and other obligations for the next five years and thereafter:

	Payments Due by Period
		Less Than			More Than
	Total	1 year	1-3 years	3-5 years	5 years
	(in thousands)

Long-term debt obligations	$73,687	$11,053	$22,106	$40,528	$—
Interest payments on long-term debt obligations(1)	9,102	2,681	4,299	2,122	—
Capital (finance) leases	2,273	1,670	603	—	—
Operating lease obligations	27,051	4,922	8,197	7,591	6,341
Acquisition-related liabilities(2)	12,359	1,653	9,842	864	—

	$124,472	$21,979	$45,047	$51,105	$6,341

(1)	The amount of interest payments on long-term debt obligations represents current obligations as of December 31, 2009, but reflects the interest rates in effect per our June 2010 debt amendment and our additional $30.0 million borrowing on our delayed draw in November 2010. These payments are subject to change based on changes to interest rates.

(2)	We have made several acquisitions in which a portion of the cash purchase price is payable at various times through 2014.

Long-Term Debt Obligations

In September 2009, we entered into a credit facility which provided for a $35.0 million term loan and a $10.0 million revolving line of credit. A portion of the proceeds from the credit facility was used to repay the balance outstanding under our prior credit facility. The term loan and revolving line of credit are collateralized by substantially all our personal property. Prior to the June 2010 amendment discussed below, the term loan and revolving line of credit bore interest at rates of the greater of 7.5%, a stated rate of 5.0% plus LIBOR (or, if greater, 2.5%), or a stated rate of 5.0% plus the bank’s prime rate (or, if greater, 3.5%, the federal funds rate plus 0.5% or three month LIBOR plus 1.0%).

In February 2010, we entered into an amendment to the credit facility. Under the terms of the amendment, the original term loan was increased by an additional $10.0 million. The proceeds from the amendment were primarily used to finance the February 2010 acquisition of certain assets of Domin-8 Enterprise Solutions, Inc. The related interest rates and maturity periods remained consistent with the terms of the credit facility. Until the June 2010 amendment discussed below, we made principal payments on the term loan in quarterly installments of approximately $1.8 million. In June 2010, we entered into a subsequent amendment to the credit facility. Under the terms of the June 2010 amendment, an additional $30 million in term loans was made available for borrowing until December 22, 2011. After the June 2010 amendment, the term loan and revolving line of credit bear interest at a stated rate of 3.5% plus LIBOR, or a stated rate of 0.75% plus Wells Fargo’s prime rate (or, if greater, the federal funds rate plus 0.5% or three month LIBOR plus 1.0%). Interest on the term loans and the revolver is payable monthly, or for LIBOR loans, at the end of the applicable 1-, 2-, or 3-month interest period. Under the terms of the June 2010 amendment, principal payments on the term loan will be paid in quarterly installments equal to 3.75% of the principal amount of term loans, with the balance of all term loans and the revolver due on June 30, 2014. The effects of the payments related to this amendment have been included in the table above.

In September 2010, we entered into an amendment to the credit facility. Under the terms of the September 2010 amendment, the definition of “fixed charges” under the credit facility was amended to specifically exclude the cash dividend and debt repayments made with the proceeds of our initial public offering.

In November 2010, we entered into an additional amendment to the credit facility and a consent to the Level One acquisition. Under the terms of the November 2010 amendment, we increased the maximum allowable “senior leverage ratio” under the credit facility as further described below and amended the definition of “permitted indebtedness” in the credit facility to permit amounts payable in the future pursuant to the Level One acquisition. In addition, we borrowed $30.0 million on our delayed draw term loans to facilitate the acquisition.

Our credit facility contains customary covenants which limit our and certain of our subsidiaries’ ability to, among other things, incur additional indebtedness or guarantee indebtedness of others; create liens on our assets; enter into mergers or consolidations; dispose of assets; prepay indebtedness or make changes to our governing documents and certain of our agreements; pay dividends and make other distributions on our capital stock, and redeem and repurchase our capital stock; make investments, including acquisitions; enter into transactions with affiliates; and make capital expenditures. Our credit facility additionally contains customary affirmative covenants, including requirements to, among other things, take certain actions in the event we form or acquire new subsidiaries; hold annual meetings with our lenders; provide copies of material contracts and amendments to our lenders; locate our collateral only at specified locations; and use commercially reasonable efforts to ensure that certain material contracts permits the assignment of the contract to our lenders; subject in each case to customary exceptions and qualifications. We are also required to comply with a fixed charge coverage ratio, which is a ratio of our EBITDA to our fixed charges as determined in accordance with the credit facility, of 1.225:1.00 for the 12-month period ended September 30, 2010 and 1.25:1:00 for each 12-month period thereafter, and a senior leverage ratio, which is a ratio of the outstanding principal balance of our term loan plus our outstanding revolver usage to our EBITDA as determined in accordance with the credit facility, of 1.85:1.00 for each period from July 31, 2010 until October 31, 2010, then 2.35:1.00 for each period until December 31, 2010, with step-downs until July 31, 2011, when the ratio is set at 1.50:1.00 for such period and thereafter.

We have obtained waivers under our credit facility, which were not related to a decline in our cash flow. As a result of our ongoing communications with the lenders under our credit facility, our lenders were aware of the transactions and circumstances leading up to the waivers and we expected to receive their approval with regard to such transactions and circumstances, whether in the form of a consent, waiver, amendment or otherwise. Specifically, we have obtained waivers under our credit facility in connection with procedural requirements under our credit agreement relating to; two acquisition transactions we entered into in September 2009; an update to the credit agreement schedules to include a certain arrangement we have in place, and had in place at the time of closing of the credit facility, with our subsidiary that serves as a special purpose vehicle for processing payments, including a guaranty made by us for the benefit of our subsidiary in favor of Wells Fargo Bank; the payment of cash dividends of approximately $16,000 more than the amount agreed to by the lenders; and with respect to our fixed charge coverage ratio as a result of payments approved by our board of directors and discussed with our lenders for a cash dividend paid in December 2009 and for payments on promissory notes held by holders of our preferred stock in connection with a prior declared dividend. The fixed charge coverage ratio is a ratio of our EBITDA to our fixed charges as determined in accordance with the credit facility, and was required to be 1.225:1.00 for the three-month period ending September 30, 2009 and the six-month period ended December 31, 2009. Our actual fixed charge coverage ratio for such periods was 1.22 to 1.00 and 1.22 to 1.00, respectively. However, excluding the impact of dividend related payments our fixed charge coverage ratio for such periods was 1.72 to 1:00 and 1.44 to 1.00 respectively. In addition to the waivers we obtained from our lenders, on February 10, 2010, we entered into an amendment to the credit facility with the lenders to, among other things, amend the definition of “fixed charges” to specifically exclude the cash dividend payment. In the event the lenders did not waive these defaults or fail to waive any other default under our credit facility, the obligations under the credit facility could be accelerated, the applicable interest rate under the credit facility could be increased, and our subsidiaries that have guaranteed the credit facility could be required to pay the obligations in full, and our lenders would be permitted to exercise remedies with respect to all of the collateral that is securing the credit facility, including substantially all of our and our subsidiary guarantors’ assets. Any such default that is not cured or waived could have a material adverse effect on our liquidity and financial condition.

In August 2008, we entered into a note purchase agreement with a separate lender. Under the terms of the agreement, we issued secured promissory notes, or the Notes, in the amount of $10.0 million with an interest rate of 13.75%, payable quarterly. The Notes were collateralized by all of our personal property and are subordinated to the Credit Agreement. In August 2010, with the proceeds from our initial public offering, we repaid the $10.0 million balance on the Notes.

On December 30, 2008 and April 23, 2010, in connection with a declaration of payment of dividends that had accrued on our convertible preferred stock, we issued promissory notes to the holders of our convertible preferred stock in an aggregate principal amount of $11.1 million and $0.4 million, respectively. The preferred stockholder notes bore an interest at a rate of 8% and were payable in 16 consecutive quarterly payments of principal and interest. Upon closing of our initial public offering, we repaid the $6.5 million balance on our preferred stockholder notes with the proceeds from our initial public offering.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet financing arrangements and we do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recent Accounting Pronouncements

Accounting Standards Codification

In September 2009, we adopted the Accounting Standards Codification, or ASC, established by the Financial Accounting Standards Board, or FASB. The FASB established the ASC as the single source of authoritative non-governmental GAAP, superseding various existing authoritative accounting pronouncements. It eliminates the previous GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue an Accounting Standards Update, or ASU. The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the ASC, provide background information about the guidance and provide the bases for conclusions on the change(s) in the ASC.

Business Combinations

In December 2007, the FASB issued guidance regarding business combinations, which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and the goodwill acquired. This statement is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. We applied these provisions to our 2009 acquisitions which resulted in expensing related transaction costs and valuing contingent consideration at the date of acquisition.

Fair Value Measurements

In September 2009, the FASB issued an ASU providing clarification for measuring the fair value of a liability when a quoted price in an active market for the identical liability is not available. It also clarifies that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This ASU is effective for fiscal periods beginning after August 27, 2009. We do not believe this update will have a material impact on its consolidated financial statements.

Subsequent Events

In May 2009, the FASB issued an ASU that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which requires companies to evaluate the disclosure of subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption of this update had no impact on our consolidated results of operations or financial position.

Multiple Element Arrangements

In October 2009, the FASB issued an ASU that amended the accounting rules addressing revenue recognition for multiple-deliverable revenue arrangements by eliminating the existing criteria that objective and reliable evidence of fair value for undelivered products or services exist in order to be able to separately account for deliverables. Additionally, the ASU provides for elimination of the use of the residual method of allocating arrangement consideration and requires that arrangement consideration be allocated at the inception of the arrangement to all deliverables that can be accounted for separately based on their relative selling price. A hierarchy for estimating such selling price is included in the update. This ASU will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We adopted these accounting standards for all periods herein.

In October 2009, the FASB issued an ASU that changes the criteria for determining when an entity should account for transactions with customers using the revenue recognition guidance applicable to the selling or licensing of software. This ASU is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We do not believe this update will have a material impact on its consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in interest rates. We do not hold or issue financial instruments for trading purposes.

We had cash and cash equivalents of $2.7 million, $4.2 million, $4.4 million and $39.4 million at December 31, 2007, 2008 and 2009 and September 30, 2010, respectively. We held these amounts primarily in cash or money market funds.

We hold cash and cash equivalents for working capital purposes. We do not have material exposure to market risk with respect to investments, as our investments consist primarily of highly liquid investments purchased with original maturities of three months or less. We do not use derivative financial instruments for speculative or trading purposes; however, we may adopt specific hedging strategies in the future. Any declines in interest rates, however, will reduce future interest income.

We had total outstanding debt of $18.2 million, $43.7 million, $51.9 million and $40.8 million at December 31, 2007, 2008 and 2009 and September 30, 2010, respectively. The interest rate on this debt is variable and adjusts periodically based on the three-month LIBOR rate. If the LIBOR rate changes by 1%, our annual interest expense would change by approximately $0.4 million.

BUSINESS

Company Overview

We are a leading provider of on demand software solutions for the rental housing industry. Our broad range of property management solutions enables owners and managers of single-family and a wide variety of multi-family rental property types to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. Our on demand software solutions are delivered through an integrated software platform that provides a single point of access and a shared repository of prospect, resident and property data. By integrating and streamlining a wide range of complex processes and interactions among the rental housing ecosystem of owners, managers, prospects, residents and service providers, our platform helps optimize the property management process and improves the experience for all of these constituents.

Our solutions enable property owners and managers to increase revenues and reduce operating costs through higher occupancy, improved pricing methodologies, new sources of revenue from ancillary services, improved collections and more integrated and centralized processes. As of September 30, 2010, over 6,500 customers used one or more of our on demand software solutions to help manage the operations of approximately 5.6 million rental housing units. Our customers include nine of the ten largest multi-family property management companies in the United States, ranked as of January 1, 2010 by the National Multi Housing Council, based on number of units managed.

We sell our solutions through our direct sales organization. Our total revenues were approximately $83.6 million, $112.6 million, $140.9 million and $134.2 million in 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively. In the same periods, we had operating (loss) income of approximately ($1.6 million), ($0.4 million), $6.9 million and $5.2 million, respectively, and net (loss) income of approximately ($3.1 million), ($3.2 million), $28.4 million and $0.3 million, respectively. Net income for 2009 included a discrete tax benefit of approximately $26.0 million as a result of a reduction of our net deferred tax assets valuation allowance.

Industry Overview

The rental housing market is large, growing and complex.

The rental housing market is large and characterized by challenging and location-specific operating requirements, diverse industry participants, significant mobility among residents and a variety of property types, including single-family and a wide range of multi-family property types, including conventional, affordable, privatized military, student and senior housing. According to the U.S. Census Bureau American Housing Survey for the United States: 2009, there were 39.7 million rental housing units in the United States in 2009. The U.S. Census Bureau divides the rental housing market into the following categories:

Number of
Property Size	Estimated Units
(in millions)

Single-family properties
1 unit	14.5
2-4 units	7.8
Multi-family properties
5-9 units	5.3
10-49 units	8.4
50 or more units	3.7

Total Rental Units	39.7

Based on U.S. Census Bureau data and our own estimates, we believe that the overall size of the U.S. rental housing market, including rent, utilities and insurance, exceeds $300 billion annually. We estimate that the total addressable market for our current on demand software solutions is approximately $5.6 billion per year. This estimate assumes that each of the 39.7 million rental units in the United States has the potential to generate annually a range of approximately $100 in revenue per unit for single-family units to approximately $240 in revenue per unit for conventional multi-family units. We base this potential revenue assumption on our review of the purchasing patterns of our existing customers with respect to our on demand software solutions, the on demand software solutions currently utilized by our existing customers, the number of units our customers manage with these solutions and our current pricing for on demand software solutions. Furthermore, the U.S. rental housing market has recently benefited from a number of significant trends, including decreased home ownership resulting in additional renter households and tougher mortgage lending standards reducing first-time home purchases and contributing to lower rates of renter attrition as renters choose to remain in rental units.

Rental property management spans both the resident lifecycle and the operations of a property.

The resident lifecycle can be separated into four key stages: prospect, applicant, residency and post-residency. Each stage has unique requirements, and a property owner’s or manager’s ability to effectively address these requirements can significantly impact revenue and profitability.

Resident Lifecycle Stage	Property Owner/Manager Objectives

Prospect	• increase number of leads through effective marketing
• optimize the advertising spending and marketing budget for each property
• capture every lead in a timely manner
• create a compelling online experience for each property
• identify quality prospects
• determine appropriate market rental rates
• increase prospect-to-resident conversion rates
Applicant	• automate application process
• assess applicant credit history and ability to pay rent
• assess applicant criminal background
• determine optimal rental rates and lease terms required to maximize revenue
• manage risk through renter’s insurance programs
Residency	• foster resident retention through effective communications and responsive service
• manage rental payments and collections
• maintain property, including improvements and routine maintenance
• manage service provider network, including utilities and telecommunications vendors
• renew as high a percentage of lease expirations as possible
• determine optimal renewal rental rates required to maximize revenue
Post-residency	• improve collection of move-out expenses, including uncovered repairs and unpaid utilities
• manage process to efficiently and cost-effectively prepare the unit for new residents
• process final account statements and security deposit refunds

In addition to managing the resident lifecycle, property owners and managers must also manage the operations of their properties. Critical components of property operations include materials and service provider procurement, insurance and risk mitigation, utility and energy management, information technology and telecommunications management, accounting, expense tracking and management, document management, security, staff hiring and training, staff performance measurement and management and marketing.

Managing the resident lifecycle and the operations of a property involves several different constituents, including property owners and managers, prospects, residents and service providers. Property owners can include single-property owners, multi-property owners, national residential apartment syndicators that may own thousands of units through a variety of investment funds and real estate investment trusts, or REITs. Property managers often are responsible for a large number of properties that can range from single-family units to large apartment communities. Property owners and managers also need to manage a variety of service providers, including utilities, insurance providers, video, voice and data providers and maintenance and capital goods suppliers. Managing these diverse relationships, combined with frequent resident turnover and regulatory and compliance requirements, can make the operations of even a small portfolio of rental properties complex. Challenges are compounded for owners and managers responsible for a large portfolio of geographically dispersed properties, which require overseeing potentially hundreds of thousands of individual rental processes.

Legacy information technology solutions designed to manage the rental housing property management process are inadequate.

During the 1970’s and 1980’s, the rental housing market was highly fragmented and regionally organized. During this period, the first property management systems and software solutions emerged to help property owners and managers with basic accounting and record keeping functions. These solutions provided limited functionality and scalability and often were not tailored to the specific needs of rental housing property owners and managers.

Beginning in the mid 1990’s, the rental housing market began to consolidate and large, nationally focused and publicly financed companies emerged, which aggregated significant numbers of units. The rise of national real estate portfolio managers, many of them accountable to public shareholders, created a need for more sophisticated and scalable property management systems that included a centralized database and were designed to optimize and automate multiple business processes within the resident lifecycle and property operations. Despite increasing market demands, the available solutions continued to be insufficient to fully address the complex requirements of rental housing property owners and managers, which moved beyond basic accounting and record keeping functions to also include value-added services such as Internet marketing, applicant screening, billing solutions and analytics for pricing and yield optimization.

To address their complex and evolving requirements, many rental housing property owners and managers have historically implemented a myriad of single point solutions and/or internally developed solutions to manage their properties. These solutions can be expensive to implement and maintain and often lack integrated functionality to help owners and managers increase rental revenue or reduce costs. In addition, many rental housing property owners and managers still rely on paper or spreadsheet-based approaches, which are typically time intensive and prone to human error or internal mismanagement. We believe these historical solutions are inadequate because they:

•	require significant customization to implement, which frequently inhibits upgrading to new versions or platforms in a timely manner;

•	require information technology, or IT, resources to support integration points between property management systems and disparate value-added services;

•	require IT resources to implement and maintain data security, data integrity, performance and business continuity solutions;

•	lack scalability and flexibility to account for the expansion or contraction of a property portfolio;

•	lack robust marketing and tracking capabilities for converting prospects to residents;

•	lack effective spend management capabilities for controlling property management costs;

•	lack comprehensive analytics for pricing and yield optimization;

•	lack workflow level integration;

•	do not provide owners and managers with visibility into overall property performance; and

•	cannot be easily updated to meet new regulations and compliance requirements.

On demand software solutions are well suited to meet the rental housing market’s needs.

The ubiquitous nature of the Internet, widespread broadband adoption and improved network reliability and security have enabled the deployment and delivery of business-critical applications over the Internet. The on demand delivery model is substantially more cost-effective than traditional on premise software solutions that generally have higher deployment and support costs and require the customer to purchase and maintain the associated servers, storage, networks, security and disaster recovery solutions.

The RealPage Solution

We provide a platform of on demand software solutions that integrates and streamlines rental property management business functions. Our solutions enable owners and managers of single-family and a wide variety of multi-family rental property types, including conventional, affordable, privatized military, student and senior housing, to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. These functions have traditionally been addressed by individual, disparate applications. Our solutions enable property owners and managers to increase revenues and reduce operating costs through higher occupancy, improved pricing methodologies, new sources of revenue from ancillary services, improved collections and more integrated and centralized business processes. Our solutions contribute to a more efficient property management process and an improved experience for all of the constituents involved in the rental housing ecosystem, including owners, managers, prospects, residents and service providers.

Benefits to Our Customers

We believe the benefits of our solutions for our customers include the following:

Increased revenues.  Our solutions enable our customers to increase their revenues by improving their sales and marketing effectiveness, optimizing their pricing and occupancy and improving collection of rental payments, utility expenses, late fees and other charges.

Reduced operating costs.  Our solutions help our customers reduce costs by streamlining and automating many ongoing property management functions, centralizing and controlling purchasing by on-site personnel and transferring costs from the site to more efficient centrally managed operations. Our on demand delivery model also reduces owners’ and managers’ operating costs by eliminating their need to own and support the applications or associated hardware infrastructure. In addition, our integrated solutions consolidate the initial implementation and training costs and ongoing support associated with multiple applications that each provide only components of the functionality provided by our solutions. This is particularly important for property owners and managers who want to reduce enterprise-class IT infrastructure, support and staff training.

Improved quality of service for residents and prospects.  Our solutions improve the level of service that property owners and managers provide to residents and prospects by enabling many transactions to be completed online, expediting the processing of rental applications, maintenance service requests and payments and increasing the frequency and quality of communication with residents and prospects, providing higher resident satisfaction and increased differentiation from competing properties that do not use our solutions.

Streamlined and simplified property management business processes.  Our on demand platform provides integrated solutions for managing a wide variety of property management processes that have traditionally been managed manually or through separate applications. Our solutions utilize common authentication that enables data sharing and workflow automation of certain business processes, thereby eliminating redundant data entry and simplifying many recurring tasks. The efficiency of our solutions allows onsite and corporate personnel to utilize their time more effectively and to focus on the strategic priorities of the business. We also make extensive use of online training courseware and our solutions are designed to be usable by new employees almost immediately after their hiring, addressing an acute need of the multi-family industry in which employee turnover is high.

Ability to integrate third-party products and services.  Our open architecture and application framework facilitate the integration of third-party applications and services into our solutions. This enables property managers to conduct these business functions through the same system that they already use for many of their other tasks and to leverage the same repository of prospect, resident and property data that supports our solutions.

Increased visibility into property performance.  Our integrated platform and common data repository enable owners and managers to gain a comprehensive view of the operational and financial performance of each of their properties. Our solutions provide a library of standard reports, dashboards, scorecards and alerts, and we also provide interfaces to several widely used report writers and business intelligence tools. In addition, our on demand delivery model makes it possible to deliver benchmark data aggregated across more than 13,300 properties, factor rental payment history into applicant screening processes and create more accurate supply/demand models and statistically based price elasticity models to improve price optimization.

Simple implementation and support.  Our solutions include pre-configured extensions that meet the specific needs of a variety of property types and can be easily tailored by our customers to meet more specific requirements of their properties and business processes. We strive to minimize the need for professional consulting services to implement our solutions and train personnel.

Improved scalability.  We host our solutions for our customers, thereby reducing or eliminating our customers’ costs associated with expanding or contracting IT infrastructure as their property portfolios evolve. We also bear the risk of technological obsolescence because we own and manage our data center infrastructure and are continually upgrading it to newer generations of technology without any incremental cost to our customers.

Competitive Strengths of our Solutions

The competitive strengths of our solutions are as follows:

Integrated on demand software platform based on a common data repository.  Our solutions are delivered through an integrated on demand software platform that provides a single point of access via the Internet with a common repository of prospect, resident and property data, which permits our solutions to access requested data through offline data transfer or in real-time.

Large and growing ecosystem of property owners, managers, prospects, residents and service providers.  Through September 30, 2010, we have established a customer base of over 6,500 customers who use one or more of our on demand software solutions to help manage the operations of approximately 5.6 million rental housing units. Our customers include nine of the ten largest multi-family property management companies in the United States, ranked as of January 1, 2010 by the National Multi Housing Council, based on number of units managed. Our solutions automate and streamline many of the recurring transactions and interactions among this large and expanding ecosystem of property owners and managers, prospects, residents and service providers, including prospect inquiries, applications, monthly rent payments and service requests. As the number of constituents of our ecosystem increases, the volume of data in our common data repository and its value to the constituents of our ecosystem grows.

Comprehensive platform of on demand software solutions for property management.  Our on demand property management systems and integrated software-enabled value-added services provide what we believe to be the broadest range of on demand capabilities for managing the resident lifecycle and core operational processes for residential property management. Our software-enabled value-added services provide complementary sales and marketing, asset optimization, risk mitigation, billing and utility management and spend management capabilities that collectively enable our customers to manage every stage of the resident lifecycle. In addition, we offer shared cloud services, including reporting, payment, document management and training functionality that are common to all of our product families. These comprehensive solutions enable us to address the needs of a wide range of property owners and managers across a broad range of rental housing property types.

Deep rental housing industry expertise.  We have been serving the rental housing industry exclusively for over 10 years and our 20 most senior management team members have an average of 16 years experience in the rental housing industry. We design our solutions based on our extensive rental housing industry expertise, insight into industry trends and developments and property management best practices that help our customers simplify the challenges of owning and managing rental properties.

Open cloud computing architecture.  Our cloud computing architecture enables our solutions to interface with our customers’ existing systems and allows our customers to outsource the management of third-party business applications. This open architecture enables our customers to buy our solutions incrementally while continuing to use existing third-party solutions, allowing us to shorten sales cycles and increase adoption of our solutions within our target market.

Our Strategy

We intend to leverage the breadth of our solutions and industry presence to solidify our position as a leading provider of on demand software solutions to the rental housing industry. The key elements of our strategy to accomplish this objective are as follows:

Acquire new customers.  We intend to actively pursue new customer relationships with property owners and managers that do not currently use our solutions. In addition to marketing our core property management systems, we will also seek to sell our software-enabled value-added services to customers of other third-party property management systems by utilizing our open architecture to facilitate integration of our solutions with those systems.

Increase the adoption of additional solutions within our existing customer base.  Many of our customers rely on our property management systems to manage their daily operations and track all of their critical prospect, resident and property information. Additionally, some of our customers utilize our software-enabled value-added services to complement third-party ERP systems. We have continually introduced new software-enabled value-added services to complement our property management systems and marketed our on demand property management systems to our customers who are utilizing third-party ERP systems. We believe that the penetration of our on demand software solutions to date has been modest and that there exists significant potential for additional on demand revenue from sales of our on demand software solutions to our customer base. We have significant opportunities to further leverage the critical role that our solutions play in our customers’ operations by increasing the adoption of our on demand property management systems and software-enabled value-added services within our existing customer base, and we intend to actively focus on upselling and cross-selling our solutions to our customers.

Add new solutions to our platform.  We believe that we offer the most comprehensive platform of on demand software solutions for the rental housing industry. The breadth of our platform enables our customers to control many aspects of the residential rental property management process. We have a unique opportunity to add new capabilities that further enhance our platform, and we intend to continue developing and introducing new solutions to sell to both new and existing customers. These solutions may include localized solutions to support our customers as they grow their international operations. We also intend to develop new relationships with third-party application providers that can use our open architecture to offer additional product and service capabilities to their customers through the use of our platform.

Pursue acquisitions of complementary businesses, products and technologies.  Since March 2005, we have completed 11 acquisitions that have enabled us to expand our platform, enter into new rental property markets and expand our customer base. We intend to continue to selectively evaluate opportunities to acquire businesses and technologies that may help us accomplish these and other strategic objectives.

Products and Services

Our platform consists of our property management systems and five families of software-enabled value-added services. Our software-enabled value-added services provide complementary sales and marketing, asset optimization, risk mitigation, billing and utility management and spend management capabilities that collectively enable our customers to manage the stages of the resident lifecycle. Each of our property management systems and our software-enabled value-added services include multiple product centers that provide distinct capabilities and can be licensed separately or as a bundled package. Each product center is integrated with a central repository of prospect, resident and property data.

Our platform also includes a set of shared cloud services, including reporting, payment, document management and training functionality that are common to all of our product families. Third-party applications can access our property management systems using our RealExchange platform.

Our platform is designed to serve as a single system of record for all of the constituents of the rental housing ecosystem, including owners, managers, prospects, residents and service providers, and to support the entire resident lifecycle, from prospect to applicant to residency to post-residency. Common authentication, work flow and user experience across product families enables each of these constituents to access different applications as appropriate for their role.

We offer different versions of our platform for different types of properties. For example, our platform supports the specific and distinct requirements of:

•	conventional single-family properties (four units or less);
•	conventional multi-family properties (five or more units);
•	affordable Housing and Urban Development, or HUD, properties;
•	affordable tax credit properties;
•	privatized military housing;
•	student housing; and
•	senior living.

Property Management Systems

Our property management systems are typically referred to as Enterprise Resource Planning, or ERP, systems. These solutions manage core property management business processes, including leasing, accounting, purchasing and facilities management, and include a central database of prospect, applicant, resident and property information that is accessible in real time by our other solutions. Our property management systems also interface with most popular general ledger accounting systems through our RealExchange platform to products offered by AMSI Property Management (owned by Infor Global Solutions, Inc.), Microsoft Corporation, MRI Software, LLC, Yardi Systems, Inc. and many others. This makes it possible for customers to deploy our solutions using our accounting system or a third-party accounting system.

OneSite

OneSite is our flagship on demand property management system for multi-family properties. OneSite includes 10 individual product centers. Six versions of OneSite are tailored to the specific needs of conventional multi-family, affordable HUD, affordable tax credit, privatized military housing, student housing and senior living properties.

Product Center	Key Functionality

OneSite Leasing & Rents	Prospects, generates, presents and records price quotations, generates lease documents, schedules move-ins and posts financial transactions to the resident ledger for both new residents and renewal of existing resident leases. Six versions support the unique needs of our target residential rental markets.
OneSite Facilities	Manages asset warranties, service requests and unit turnovers so that when a resident moves out, the resident ledger is automatically updated with any damages to be incorporated into the resident’s final account statement.
OneSite Purchasing	Manages work orders and procurement activities and calculates operating budget variances.
OneSite Accounting	Provides back-office general ledger, accounts payable and cash management functions. We license OneSite Accounting from a third-party accounting software provider and have modified it to meet the needs of the rental housing industry.
OneSite Budgeting	Enables owners and managers to budget property performance and transfer budgets into the general ledger.

Propertyware

Propertyware is our on demand property management system for single-family properties and small, centrally managed multi-family properties. Propertyware consists of four product centers including accounting, maintenance and work order management, marketing spend management and portal services. In addition, we offer our screening and payment solutions through our Propertyware brand to single-family and small centrally managed multi-family properties.

Other Property Management Systems

We also offer six additional on premise property management systems — RentRoll, HUDManager, Tenant Pro, Spectra, i-CAM, and Management Plus. RentRoll serves small conventional apartment communities. HUDManager serves small HUD, Rural Housing Services and tax credit subsidized apartment communities. Tenant Pro serves the needs of small conventional properties. Spectra is a conventional apartment and commercial modular property management system that serves both the U.S. and the Canadian markets. i-CAM and Management Plus property management software automates and streamlines rental activities for affordable housing.

Most of our RentRoll and HUDManager on premise customers have migrated to our on demand property management systems. Four of our additional on premise property management systems — Tenant Pro, Spectra, i-CAM and Management Plus — were acquired in February 2010. Over time, we expect many customers of these on premise property management systems to migrate to our on demand OneSite or Propertyware systems; however, we will continue to support our on premise property management systems for the foreseeable future and integrate our software-enabled value-added services into them.

Collectively, our on premise property management systems represented less than 2.7% of our total revenue in 2009 and we expect that our on premise property management systems, including the revenue attributable to the on premise property management systems that we acquired in February 2010, will represent less than 5% of our total revenue in 2010.

Software-Enabled Value-Added Services

In addition to property management systems, we offer software-enabled value-added services consisting of five product families and 24 product centers that provide complementary sales and marketing, asset optimization, risk mitigation, billing and utility management and spend management capabilities. Our software-enabled value-added services are tightly integrated with our OneSite property management system, and we are actively integrating them with our other property management systems.

CrossFire (Sales & Marketing Systems)

The CrossFire product family is usually referred to as a customer relationship management, or CRM, system. It includes product centers that manage marketing and leasing operations and enable owners and managers to originate, capture, track, manage and close more leads.

Product Center	Key Functionality

CrossFire Content Management System	Provides a central repository of property marketing and listing content, including descriptions, photos, video or animated tours, floor plans and site plans.
CrossFire Contact Center	Provides call and email routing technology and agent staffing on a permanent or overflow basis to answer phone calls and emails from prospects or residents.
CrossFire Lead2Lease	Provides phone and Internet lead tracking and lead management services integrated with popular property management systems.
CrossFire Leasing Portal	Enables owners and managers to create customized property websites with rich content and search capabilities, including transaction widgets for checking availability, generating a price quote, applying for residency, leasing an apartment online and paying rent and deposits online.
CrossFire PropertyLinkOnline	Provides a syndication service that pushes property content to search engines, Internet listing services and classified listing websites.
CrossFire Resident Portal	Provides a portal that enables residents to view community events, enter or check the status of service requests, review statements, pay rent online and renew leases.
CrossFire Studio	Provides advertising and marketing planning services through a talented team of multi-family marketing experts including advertising placement and performance evaluation, leasing and renewal campaign design and marketing consulting services.

In November 2010, we acquired substantially all of the assets of Level One, a leading on demand apartment leasing center in the United States. We plan to integrate Level One with our CrossFire product family and to continue the Level One brand.

YieldStar (Asset Optimization Systems)

Rental housing property rents have traditionally been set by owners and managers based on their knowledge of the market and other intangible or intuitive criteria. YieldStar is a scientific yield management system, similar to those used in the airline and hotel industries, that enables owners and managers to optimize rents to achieve the overall highest yield, or combination of rent and occupancy, at each property.

Product Center	Key Functionality

YieldStar Price Optimizer	Uses current customer and market data and statistically derived supply/demand forecasts and price elasticity models to calculate and present optimal prices for each rental unit.
YieldStar Pricing Advisory Services	Offers outsourced pricing management advisory services for owners and managers who want to utilize Price Optimizer without incurring the costs to staff and support it in-house.
M/PF Research	Provides multi-family housing market research through a well-established and trusted name in multi-family market intelligence. The M/PF Research database includes monthly and quarterly information on occupancy and rents for more than 39,000 rental housing properties in the United States representing 294 defined metropolitan statistical areas as of February 2010.

LeasingDesk (Risk Mitigation Systems)

LeasingDesk risk mitigation systems enable rental housing property owners and managers to reduce delinquency, liability and property damage risk.

Product Center	Key Functionality

LeasingDesk Screening	Evaluates an applicant’s credit using a scoring model calibrated to predict resident default and payment behavior by leveraging our proprietary database of resident rental payment history generated from our property management systems.
Criminal Background Services	Ascertains if a prospective resident has committed a crime or been evicted from a previous apartment by accessing databases that are aggregated from third-party data providers.
Credit Optimizer	Allows owners and managers to optimize credit thresholds based on occupancy levels and adjust deposit and rent amounts based on the default risk of the resident in a yield neutral manner. Credit Optimizer is expected to remain in beta testing throughout 2010.
LeasingDesk Insurance Services	Offers liability and renter’s insurance. Liability policies protect owners and managers against financial loss due to resident-caused damage, while renter’s insurance provides additional coverage for resident personal belongings in the event of loss.

Velocity (Billing and Utility Management Services)

Velocity offers a complete range of billing and utility management services.

Product Center	Key Functionality

Convergent Billing Services	Provides automated monthly invoicing services enabling owners and managers to increase collections by sending each resident a monthly invoice that combines rent, small balances and utility charges onto a single invoice.
Energy Recovery Services	Provides automated utility billing services to enable owners and managers to detect and collect utility costs that are the residents’ responsibility.
Infrastructure Services	Provides contractor services to install electric, gas and water meters in apartment communities through three individual product centers. Velocity also provides consulting services to assist owners and managers in implementing and managing energy, media, data and telecom services at their communities.

OpsTechnology (Spend Management Systems)

OpsTechnology offers spend management systems that enable owners and managers to better control costs.

Product Center	Key Functionality

OpsBuyer	Integrates purchase orders, onsite accounts payable, automated workflow approval (including mobile approvals), budget and spend limit control, centralized expense reporting tools and document management through our on demand spend management tool.
OpsMarket	Enables owners and managers to create private marketplaces to manage the transactions between their properties and their preferred suppliers and service providers through our on demand eProcurement solution.
OpsInvoice	Provides an on demand invoice management solution that centralizes the processing of both electronic and paper invoices across the owner’s or manager’s portfolio.
OpsAdvantage	Offers a catalog of negotiated discounts for selected vendors across several major purchasing categories for owners and managers that are too small to negotiate volume discounts.
OpsBid	Provides an on demand procurement system used primarily for larger capital and rehab related purchases that are not ordered regularly.

Shared Cloud Services

We offer shared cloud services that are tightly integrated with our property management systems and software-enabled valued added services.

Cloud Services	Key Functionality

Portfolio Reporting	Aggregates the data from our other solutions and third-party applications and gives owners and managers access to business critical reports and actionable analytical information about the performance of their properties.
Document Management	Provides storage, retrieval, security, and archiving of all documents and forms associated with a property management company’s business processes and procedures.
Payment Processing	Enables owners and managers to collect rent and other payments electronically from residents through check, money order, automated clearing house, or ACH, or credit/debit card.
Online Learning	Allows owners and managers to train geographically dispersed employees in a cost-effective and timely fashion, and allows employees to complete their coursework at their convenience.

The RealPage Cloud

We operate a robust application infrastructure, marketed to our customers as The RealPage Cloud, which supports the delivery of our solutions and also allows owners and managers to outsource portions of their IT operations. The RealPage Cloud operates over redundant 10GBPS dedicated fiber links connecting two data centers containing hundreds of servers and multiple storage area networks. This architecture makes it possible to expand the data center incrementally with little or no disruption as more users or additional applications are added. The RealPage Cloud consists of more than 1,400 virtual servers, 350 physical servers and 700 terabytes of data. The RealPage Cloud spans approximately 30,000 locations and processes an average of approximately 18.5 million transactions per day and, at peak times, supports over 75,000 unique users.

The RealPage Cloud is based on an open architecture that enables third-party applications to access OneSite and other applications hosted in the RealPage Cloud through our RealPage Exchange Platform that provides access to more than 150 different public and private web services and XML gateways that are used to import and export data through third party Application Program Interfaces (APIs) and process hundreds of thousands of transactions per day. RealPage Exchange also enables our cloud services to access and interface with third-party property management systems as well as our software-enabled value-added services.

In addition, our system is designed to replicate data into a Universal Data Store, or UDS, each day. Access to UDS is enabled through an access layer called UDS Direct, which enables customers to build portfolio reports, dashboards and alerts using any Open Database Connectivity or Java Database Connectivity compliant report writer tool such as Microsoft Excel, Microsoft Access, Microsoft SQL Server Reporting Service or Crystal Reports. UDS is also transmitted to a number of our larger customers each night to feed portfolio reporting systems that they have built internally.

As of September 30, 2010, we employed 50 professionals who are responsible for maintaining data security, integrity, availability, performance and business continuity in our cloud computing facilities. We annually conduct two major audits of our cloud computing infrastructure, including SAS 70 Type II and Payment Card Industry, or PCI, audits. In addition, certain customers conduct separate business continuity audits of their own.

In addition to our production data centers, we manage a separate development and quality assurance testing facility used to control the pre-production testing required before each new release of our on demand software. We typically deploy new releases of the software underlying our on demand software solutions on a monthly or quarterly schedule depending on the solution.

Professional Services

We have developed repeatable, cost-effective consulting and implementation services to assist our customers in taking advantage of the capabilities enabled by our platform. Our consulting and implementation methodology leverages the nature of our on demand software architecture, the industry-specific expertise of our professional services employees and the design of our platform to simplify and expedite the implementation process. Our consulting and implementation services include project and application management procedures, business process evaluation, business model development and data conversion. Our consulting teams work closely with customers to ensure the smooth transition and operation of our systems.

We also offer a variety of training programs through our Online Learning Services for training administrators and onsite property managers on the use of our solutions and on current issues in the property management industry. Training options include regularly hosted classroom and online instruction (through our online learning courseware) as well as online seminars, or webinars. We also enable our customers to integrate their own training content with our content to deliver an integrated and customized training program for their on-site property managers.

Product Support

We offer product support services that provide our customers with assistance from our product support professionals by phone or email in resolving issues with our solutions. We offer three product support options: Standard, Frontline and Platinum. The Standard option includes product support during business hours. The Frontline option includes the features of the Standard option plus escalation to senior support representatives. The Platinum option includes the features of the Frontline option plus emergency product support on Saturdays and a designated senior product support liaison. Technology support is also available for consultations on firewalls, communications, security measures (including virus alerts), workstation configuration and disaster recovery options.

We also sponsor the RealPage User Group to facilitate communications between us and our community of users. The RealPage User Group is governed by a steering committee of our customers, which consists of two elected positions and subcommittee chairs, each representing a RealPage product center or group of product centers.

Product Development

We devote a substantial portion of our resources to developing new solutions and enhancing existing solutions, conducting product testing and quality assurance testing, improving core technology and strengthening our technological expertise in the rental housing industry. We typically deploy new releases of the software underlying our on demand software solutions on a monthly or quarterly schedule depending on the solution. As of September 30, 2010, our product development group consisted of 258 employees in North America and 55 employees located in Hyderabad, India. Product development expense totaled $21.7 million, $28.8 million, $27.4 million and $26.4 million for 2007, 2008, 2009 and the nine months ended September 30, 2010, respectively.

Sales and Marketing

We sell our software and services through our direct sales organization. As of September 30, 2010, we employed 106 sales representatives and sales engineers comprising our sales force. We organize our sales force by geographic region and divided into teams based on the size of our prospective customers and property type. This focus provides a higher level of service and understanding of our customers’ unique needs. Our typical sales cycle with a prospective customer begins with the generation of a sales lead through Internet marketing, tele-sales efforts, trade shows or other means of referral. The sales lead is followed by an assessment of the customer’s requirements, sales presentations and product demonstrations. Our sales cycle can vary substantially from customer to customer, but typically requires three to six months for larger customers and one to six weeks for smaller customers.

In addition to new customer sales, we sell additional solutions and consulting services to our existing customers to help them more efficiently and effectively manage their properties as the rental housing market evolves and competitive conditions change.

We generate customer leads, accelerate sales opportunities and build brand awareness through our marketing programs. Our marketing programs target property management company executives, technology professionals and senior business leaders. Our marketing team focuses on the unique needs of customers within our target markets. Our marketing programs include the following activities:

•	field marketing events for customers and prospects;

•	participation in, and sponsorship of, user conferences, trade shows and industry events;

•	customer programs, including user meetings and our online customer community;

•	online marketing activities, including email campaigns, online advertising, web campaigns, webinars and use of social media, including blogging, Facebook, and Twitter;

•	public relations; and

•	use of our website to provide product and company information, as well as learning opportunities for potential customers.

We host our annual user conference where customers both participate in and deliver a variety of programs designed to help accelerate business performance through the use of our integrated platform of solutions. The conferences feature a variety of customer speakers, panelists and presentations focused on businesses of all sizes. The event also brings together our customers, technology vendors, service providers and other key participants in the rental housing industry to exchange ideas and best practices for improving business performance. Attendees gain insight into our product plans and participate in interactive sessions that give them the opportunity to provide input into new features and functionality.

Strategic Relationships

We maintain relationships with a variety of technology vendors and service providers to enhance the capabilities of our integrated platform of solutions. This approach allows us to expand our platform and customer base and to enter new markets. We have established the following types of strategic relationships:

Technology Vendors

We have relationships with a number of leading technology companies whose products we integrate into our platform or offer to complement our solutions. The cooperative relationships with our software and hardware technology partners allow us to build, optimize and deliver a broad range of solutions to our customers.

Service Providers

We have relationships with a number of service providers that offer complementary services that integrate into our platform and address key requirements of rental property owners and managers, including credit card and ACH services, transaction processing capabilities and insurance underwriting services.

Customers

We are committed to developing long-term customer relationships and working closely with our customers to configure our solutions to meet the evolving needs of the rental housing industry. Our customers include REITs, leading property management companies, fee managers, regionally based owner operators and service providers. As of September 30, 2010, we had 6,547 customers who used one or more of our on demand software solutions to help manage the operations of approximately 5.6 million rental housing units. Our customers include nine of the ten largest multi-family property management companies in the United States, ranked as of January 1, 2010 by the National Multi Housing Council, based on number of units managed. For the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010, no one customer accounted for more than 5% of our revenue.

See Note 2 to Notes to Consolidated Financial Statements for the year ended December 31, 2009 for further information regarding measurement of our international revenue and location of our long-lived assets.

Competition

We face competition primarily from point solution providers including traditional software vendors and other on demand software providers. To a lesser extent, we also compete with internally developed and maintained solutions. Our competitors vary depending on our solution. Our current principal competitors include:

•	in the multi-family ERP market, AMSI Property Management (owned by Infor Global Solutions, Inc.), MRI Software LLC and Yardi Systems, Inc. and, in the single-family ERP market, AppFolio, Inc. and DIY Real Estate Solutions (recently acquired by Yardi Systems, Inc.);

•	in the applicant screening market, ChoicePoint Inc. (a subsidiary of Reed Elsevier Group plc), CoreLogic, Inc (formerly First Advantage Corporation, an affiliate of the First American Corporation), TransUnion Rental Screening Solutions, Inc. (a subsidiary of TransUnion LLC) and Yardi Systems, Inc. (following its recent acquisition of RentGrow Inc., an applicant screening provider), On-Site.com and many other smaller regional and local screening companies;

•	in the insurance market, Assurant, Inc., Bader Company, CoreLogic, Inc. and a number of national insurance underwriters (including GEICO Corporation, The Allstate Corporation, State Farm Fire and Casualty Company, Farmers Insurance Exchange, Nationwide Mutual Insurance Company and United Services Automobile Association) that market renters insurance;

•	in the CRM market, contact center and call tracking service providers Call Source Inc., Yardi Systems, Inc. (which recently announced its intention to build a call center) and numerous regional and local call centers, lead tracking solution providers Call Source, Inc. Lead Tracking Solutions (a division of O.C. Concepts, Inc.) and Who’s Calling, Inc., content syndication providers Realty DataTrust Corporation, RentSentinel.com (owned by Yield Technologies, Inc.), RentEngine (owned by MyNewPlace.com), rentbits.com, Inc. and companies providing web portal services, including Apartments24-7.com, Inc., Ellipse Communications, Inc., Property Solutions International, Inc., Spherexx.com, Yardi Systems, Inc., Internet listing sources and many other smaller web portal designers;

•	in the utility billing market, American Utility Management, Inc., Conservice, LLC, ista North America, Inc., NWP Services Corporation, Yardi Systems, Inc. (following its recent acquisition of Energy Billing Systems, Inc.) and many other smaller regional or local utilities;

•	in the revenue management market, PROS Holdings, Inc., The Rainmaker Group, Inc. and Yardi Systems, Inc.;

•	in the spend management market, SiteStuff, Inc. (owned by Yardi Systems, Inc., AvidXchange, Inc., Nexus Systems, Inc., Oracle Corporation; and

•	in the payment processing space, Chase Paymentech Solutions, LLC (a subsidiary of JPMorgan Chase & Co.), First Data Corporation, Fiserv, Inc., MoneyGram International, Inc., NWP Services Corporation, Property Solutions International, Inc., RentPayment.com (a subsidiary of Yapstone, Inc.), Yardi Systems, Inc. and a number of national banking institutions.

The principal competitive factors in our industry include total cost of ownership, level of integration with property management systems, ease of implementation, product functionality and scope, performance, security, scalability and reliability of service, brand and reputation, sales and marketing capabilities and financial resources of the provider. We believe that we compete favorably with our competitors on the basis of these factors. We also believe that none of our more significant competitors currently offer a more comprehensive or integrated on demand software solution. However, some of our existing competitors have greater name recognition, longer operating histories, larger installed customer bases, larger sales and marketing budgets, as well as greater financial, technical and other resources.

Intellectual Property

We rely on a combination of copyright, trademark and trade secret laws, as well as confidentiality procedures and contractual restrictions, to establish and protect our proprietary rights. These laws, procedures and restrictions provide only limited protection. We currently have no issued patents or pending patent applications. In the future, we may file patent applications, but patents may not be issued with respect to these patent applications, or if patents are issued, they may not provide us with any competitive advantages, may not be issued in a manner that gives us the protection that we seek and may be successfully challenged by third parties.

We endeavor to enter into agreements with our employees and contractors and with parties with whom we do business in order to limit access to and disclosure of our proprietary information. We cannot be certain that the steps we have taken will prevent unauthorized use or reverse engineering of our technology. Moreover, others may independently develop technologies that are competitive with ours or that infringe on our intellectual property. The enforcement of our intellectual property rights also depends on any legal actions against these infringers being successful, but these actions may not be successful, even when our rights have been infringed.

Furthermore, effective patent, trademark, trade dress, copyright and trade secret protection may not be available in every country in which our solutions are available over the Internet. In addition, the legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and still evolving.

Employees

As of September 30, 2010, we had approximately 1,311 employees. We added over 400 new employees in November 2010 in connection with our acquisition of the assets of Level One. We consider our current relationship with our employees to be good. Our employees are not represented by a labor union and are not subject to a collective bargaining agreement.

Facilities

We currently lease approximately 184,000 square feet of space for our corporate headquarters and data center in Carrollton, Texas under lease agreements that expire in August 2016. We have offices in Tulsa, Oklahoma; Camarillo, California; Irvine, California; San Francisco, California; San Diego, California; Williston, Vermont; Mason, Ohio; Atlanta, Georgia; Greer, South Carolina; Washington, D.C.; Winnipeg, Manitoba, Canada and Hyderabad, India. We believe our current and planned data centers and office facilities will be adequate for the foreseeable future.

We also license data center space and collocation services at a facility in Dallas, Texas for our secondary data center pursuant to a master services agreement with DataBank Holdings Ltd., or DataBank. Our agreement with DataBank has an initial term of 36 months and automatically renews for successive one-year terms unless we elect to terminate the agreement by giving notice 30 days prior to the end of a current term, in which case the agreement terminates at the end of such term. The initial term of our agreement with DataBank expired on May 31, 2010, and the agreement automatically renews for successive one-year terms. We may also terminate the master services agreement for convenience upon 30 days notice and payment of specified fees, and either party may terminate the agreement for cause and without penalty. Following termination of the master services agreement for any reason, DataBank is obligated to continue to provide such services related to the termination as we may reasonably request, but only for a period of 15 days. Any unplanned termination of our master services agreement with DataBank or DataBank’s failure to perform its obligations under the agreement would require us to move our secondary data center to another provider and could cause disruptions in the continuous availability of our secondary data center or some of our services.

Legal Proceedings

From time to time, we have been and may be involved in various legal proceedings arising from our ordinary course of business.

On June 15, 2009, a prospective resident of one of our customers filed a class action lawsuit styled Minor v. RealPage, Inc. against us in the U.S. District Court for the Central District of California. By the parties’ mutual stipulation in August 2009, the action was transferred to the U.S. District Court for the Eastern District of Texas (No. 4:09CV-00439). The plaintiff has alleged two individual claims and three class-based causes of action against us. Individually, the plaintiff alleges that we (i) willfully failed to employ reasonable procedures to ensure the maximum accuracy of our resident screening reports as required by 15 U.S.C. § 1681e(b) and, in the alternative, (ii) negligently (within the meaning of 15 U.S.C. § 1681o(a)) failed to employ reasonable procedures to ensure the maximum accuracy of our resident screening reports, as required by 15 U.S.C. § 1681e(b), in each case stemming from our provision of a report that allegedly included inaccurate criminal conviction information. The plaintiff seeks actual, statutory and punitive damages on her individual claims. In her capacity as the putative class representative, the plaintiff also alleges that we: (i) willfully failed to provide legally mandated disclosures upon a consumer’s request inconsistent with 15 U.S.C. § 1681g; (ii) willfully failed to provide prompt notice of consumers’ disputes to the data furnishers who provided us with the information whose accuracy was in question, as required by 15 U.S.C. §§ 1681i(a)(2); and (iii) willfully failed to provide prompt notice of consumers’ disputes to the consumer reporting agencies providing us with the information whose accuracy was in question, as required by 15 U.S.C. § 1681i(f). The plaintiff seeks certification of three separate classes in connection with these claims. The plaintiff also seeks statutory and punitive damages, a declaration that our practices and procedures are in violation of the Fair Credit Reporting Act and attorneys’ fees and costs. Because this lawsuit is at an early stage, it is not possible to predict its outcome. We believe that we have meritorious defenses to the claims in this case and intend to defend it vigorously.

In January 2007, plaintiffs filed five separate but nearly identical class action lawsuits in the U.S. District Court for the Eastern District of Texas against more than 100 defendants. We were named as a defendant in one of those actions, Taylor, et al. v. Safeway, Inc., et al. (No. 2:07-CV-00017). On March 4, 2008, the Court consolidated these actions with the lead case, Taylor, et al. v. Acxiom Corp., et al. (No. 2:07-CV-00001). In their operative pleading, plaintiffs alleged that we obtained and held motor vehicle records in bulk from the State of Texas, an allegedly improper purpose in violation of the federal Driver’s Privacy Protection Act, or the DPPA. In addition, the plaintiffs alleged that we obtained these records for the purpose of re-selling them, another allegedly improper purpose in violation of the DPPA. Plaintiffs further purported to represent a putative class of approximately 20.0 million individuals affected by the defendants’ alleged DPPA violations. They sought statutory damages of $2,500 per each violation of the DPPA, punitive damages and an order requiring defendants to destroy information obtained in violation of the DPPA. In September 2008, the U.S. District Court dismissed plaintiffs’ complaint for failure to state a claim. The plaintiffs subsequently appealed the dismissal to the U.S. Court of Appeals for the Fifth Circuit. The primary issue on appeal is whether plaintiffs alleged any injury-in-fact that would give them standing to bring their claims. Predicate issues include whether obtaining and merely holding data states a claim under the DPPA, and whether re-selling data likewise states an actionable claim. In November 2009, the Fifth Circuit heard oral argument on the appeal. In July 2010, the Fifth Circuit affirmed the U.S. District Court’s dismissal. The Plaintiff-Appellants filed a petition for certiorari with the United States Supreme Court on October 12, 2010, seeking review of the Fifth Circuit’s decision, and we received service of the petition on October 15, 2010.

In March 2010, the District Attorney of Ventura County, California issued an administrative subpoena to us seeking certain information related to our provision of utility billing services in the State of California. A representative of the District Attorney has informed us that the subpoena was issued in connection with a general investigation of industry practices with respect to utility billing in California. Utility billing is subject to regulation by state law and various state administrative agencies, including, in California, the California Public Utility Commission, or the CPUC, and the Division of Weights and Measures, or the DWM. We have provided the District Attorney with the information requested in the subpoena. In late August 2010, we received limited, follow-up requests for information to which we have responded. The District Attorney’s office has not initiated an administrative or other enforcement action against us, nor have they asserted any violations of the applicable regulations by us. Given the early stage of this investigation, it is difficult to predict its outcome and whether the District Attorney will pursue an administrative or other enforcement action against us in the State of California and what the result of any such action would be. However, penalties or assessments of violations of regulations promulgated by the CPUC or DWM or other regulators may be calculated on a per occurrence basis. Due to the large number of billing transactions we process for our customers in California, our potential liability in an enforcement action could be significant. If the District Attorney ultimately pursues an administrative or other enforcement action against us, we believe that we have meritorious defenses to the potential claims and would defend them vigorously. However, even if we were successful in defending against such claims, the proceedings could result in significant costs and divert management’s attention.

On November 17, 2010, a prospective resident of a Level One customer named us as a defendant in a class action lawsuit styled Cohorst v. BRE Properties, Inc., et al. filed in the Superior Court of the State of California, San Diego County, North County Division. The plaintiff alleges that the defendants, pursuant to an alleged practice of monitoring and recording all inbound and outbound telephone calls, monitored and recorded a telephone conversation with the plaintiff without the plaintiff’s knowledge and consent, when the plaintiff responded to an advertisement for an apartment for rent. The putative class consists of all persons in California whose inbound or outbound telephone conversations were monitored, recorded, eavesdropped upon and/or wiretapped by the defendants without their consent during the four-year period commencing on November 12, 2006. The plaintiff alleges four class-based causes of action consisting of (i) invasion of privacy in violation of California Penal Code § 630, et seq.; (ii) common law invasion of privacy; (iii) negligence; and (iv) unlawful, fraudulent and unfair business acts and practices in violation of California Business & Professions Code § 17200, et seq. The plaintiff seeks statutory damages of at least $5,000 per violation; disgorgement and restitution of any ill-gotten gains; general, special, exemplary and punitive damages; injunctive relief; attorneys’ fees; costs of the suit and prejudgment interest. Because this lawsuit is at an early stage, it is not possible to predict its outcome.

MANAGEMENT

Executive Officers and Directors

Our executive officers and directors and their ages and positions as of November 1, 2010 are set forth below:

Name	Age	Position(s)

Stephen T. Winn	64	Chairman of the Board, Chief Executive Officer and Director
Timothy J. Barker	48	Chief Financial Officer and Treasurer
Dirk D. Wakeham	44	President
Margot Lebenberg	43	Executive Vice President, Chief Legal Officer and Secretary
Ashley Chaffin Glover	38	Executive Vice President, Multifamily Solutions
Jason D. Lindwall	39	Chief Operations Officer
Alfred R. Berkeley, III (1),(2)	66	Director
Richard M. Berkeley (2),(3)	58	Director
Peter Gyenes (1),(2),(3)	65	Director
Jeffrey T. Leeds (3)	54	Director
Jason A. Wright (1),(2),(3)	38	Director

(1)	Member of our audit committee.

(2)	Member of our compensation committee.

(3)	Member of our nominating and governance committee

Stephen T. Winn has served as our Chief Executive Officer, Chairman of the Board and a member of our board of directors since November 1998. From November 1998 to December 2009, Mr. Winn also served as our President. From January 1998 to March 1999, Mr. Winn served in various executive positions, including President of Research Institute of America, a provider of information services to the accounting industry and a wholly owned subsidiary of Thomson Reuters Corporation. From June 1969 to January 1998, Mr. Winn served as President and Chief Executive Officer of Computer Language Research Inc., a publicly traded company focused on tax compliance, tax research and accounting software, which was acquired by Thomson Reuters Corporation. Mr. Winn is a member of the board of directors of the National Multi Housing Council. In January 2002, he was one of five people recognized by the National Apartment Association as a leader in the multi-family industry. Mr. Winn received his B.S. in electrical engineering from The University of Texas at Austin and his M.S. in management science from Stanford University. In addition to Mr. Winn’s role as our Chief Executive Officer, we believe Mr. Winn’s qualifications to serve on our board of directors include his previous service in executive positions at various public and private technology companies and his extensive experience in the multi-family rental housing industry.

Timothy J. Barker has served as our Chief Financial Officer and Treasurer since he joined us in October 2005. Prior to joining us, Mr. Barker served from March 2003 to September 2005 as Chief Financial Officer of etalk Corporation, a provider of enterprise class contact management performance solutions. From August 2000 to March 2003, Mr. Barker worked as an independent consultant and provided chief financial officer consulting services to public and private companies. From November 1995 to July 2000, Mr. Barker held various positions at F.Y.I. Incorporated (most recently known as SOURCECORP, Incorporated), a document and information outsourcing solution provider, including Executive Vice President and Chief Financial Officer. Mr. Barker received his B.B.A. in accounting from Texas Tech University and has been a Certified Public Accountant in the state of Texas since 1985.

Dirk D. Wakeham has served as our President since December 2009 and previously served as our Executive Vice President, Property Solutions, from January 2009 to November 2009 and our Senior Vice President, President, LeasingDesk Risk Mitigation Systems, from April 2007 to December 2008. Prior to joining us in April 2007, Mr. Wakeham was the Founder, President and Chief Executive Officer of

Multifamily Internet Ventures, LLC, which he founded in 2001 and we acquired in April 2007. He also previously served as Senior Vice President at Western National Group, where he was responsible for the management and deployment of enterprise systems focused on the management and operation of a diverse multi-family portfolio. Mr. Wakeham received his B.A. in business administration from California State University, Fullerton.

Margot Lebenberg has served as our Executive Vice President, Chief Legal Officer and Secretary since May 2010. Since 1998, Ms. Lebenberg served as the founder and President of Living Mountain Capital L.L.C., a business advisory consulting firm specializing in corporate development, strategic alliances and restructurings. From June 2004 to August 2007, Ms. Lebenberg was Executive Vice President, General Counsel and Secretary at The Princeton Review, Inc. through its share issuance to Bain Capital Venture Investors, LLC. From February 2003 to March 2004, Ms. Lebenberg was Executive Vice President, General Counsel, Managing Director and Secretary at Soundview Technology Group, Inc. through its sale to The Charles Schwab Corporation. From November 2001 to January 2003, Ms. Lebenberg served as Vice President, Assistant General Counsel and Assistant Secretary of Cantor Fitzgerald and its affiliate eSpeed, Inc., which was acquired by BGC Partners, Inc. From May 1996 to July 2000, she was Senior Vice President, General Counsel and Secretary of F.Y.I. Incorporated (most recently known as SOURCECORP, Incorporated), a document and information outsourcing solution provider. Previously she was a business and finance attorney at Morgan, Lewis & Bockius LLP in New York City. Ms. Lebenberg received her B.A. in economics and history from SUNY Binghamton and her J.D. from Fordham University School of Law.

Jason D. Lindwall has served as our Chief Operations Officer since joining us in April 2008. Prior to joining us, Mr. Lindwall held various positions, including Chief Information Officer, at Aspen Square Management, Inc. from December 1993 to February 2008. Mr. Lindwall received his B.S. in business administration computer information systems from Western New England College.

Ashley Chaffin Glover has served as our Executive Vice President, Multifamily Solutions since January 2010 and previously served as our Executive Vice President, Resident Solutions from April 2009 to January 2010 and as our Senior Vice President, President, Velocity Utility and Billing Services, from March 2005 until April 2009. From November 2004 through early March 2005, Ms. Chaffin Glover served us in a consulting capacity in conjunction with our acquisition of The Pleco Group, LLC. From August 1995 to July 1997 and again from August 1999 to July 2003, Ms. Chaffin Glover handled both international and domestic assignments for McKinsey & Company. Ms. Chaffin Glover received her B.S. in computer science from Southern Methodist University and her M.B.A. from Harvard University.

Alfred R. Berkeley, III has served as a member of our board of directors since December 2003 and as Chairman of our audit committee since January 2004. Mr. Berkeley currently serves as the Chairman of Pipeline Financial Group, Inc., the parent of Pipeline Trading Systems LLC, a block trading brokerage service, which he joined in December 2003. From December 2003 to March 2010, Mr. Berkeley also served as the Chief Executive Officer of Pipeline Financial Group, Inc. He also serves as Vice-Chairman of the National Infrastructure Advisory Council for the President of the United States, a trustee of Johns Hopkins University and a member of the Johns Hopkins University Applied Physics Laboratory, LLC. He formerly served as Vice Chairman of the Nomination Evaluation Committee for the National Medal of Technology and Innovation, which makes candidate recommendations to the Secretary of Commerce. He was appointed Vice Chairman of the NASDAQ Stock Market, Inc. in July 2000, serving through July 2003, and served as President of NASDAQ from 1996 until 2000. From 1972 to 1996, Mr. Berkeley served in a number of capacities at Alex. Brown & Sons Incorporated, which was acquired by Bankers Trust New York Corporation and later by Deutsche Bank AG. Most recently, he was Managing Director in the corporate finance department where he financed computer software and electronic commerce companies. He joined Alex. Brown & Sons Incorporated as a Research Analyst in 1972 and became a general partner in 1983. From 1985 to 1987, he served as Head of Information Services for the firm. From 1988 to 1990, Mr. Berkeley took a leave of absence from Alex. Brown & Sons Incorporated to serve as President and Chief Executive Officer of Rabbit Software Inc., a public telecommunications software company. He served as a captain in the United States Air Force and a major in the United States Air Force Reserve. Mr. Berkeley also served as a director of Webex Communications, Inc., which was acquired by Cisco Systems, Inc. (NASDAQ: CSCO) in May 2007.

Mr. Berkeley also served as a director of Kintera, Inc. until May 2008, when it was acquired by Blackbaud, Inc. (NASDAQ: BLKB). Mr. Berkeley served as a director of the National Research Exchange, Inc., a registered broker dealer, until it ceased operations in December 2007. Mr. Berkeley currently serves on the board of directors of ACI Worldwide, Inc. (NASDAQ: ACIW) and EDGAR Online, Inc. (NASDAQ: EDGR). Mr. Berkeley also serves as a director of several private companies. Mr. Berkeley received his B.A. in English from the University of Virginia and his M.B.A. from The Wharton School of the University of Pennsylvania. We believe Mr. Berkeley’s qualifications to serve on our board of directors include his extensive experience in corporate finance and securities matters, including his experience as Chief Executive Officer of various companies and his leadership positions with the NASDAQ Stock Market, Inc., and his knowledge gained from service on the boards of various public and private companies and federal committees.

Richard M. Berkeley has served as a member of our board of directors since December 2005, as a member of each of our compensation committee and nominating and governance committee since May 2007 and as Chairman of our nominating and governance committee since February 2010. Mr. Berkeley is a member of Camden Partners Holdings, LLC, where he focuses on investments in the business and financial services, health care and education markets for the firm. Prior to joining Camden Partners in October 2002, Mr. Berkeley spent 19 years with Alex. Brown & Sons Incorporated and its successor organizations, Bankers Trust New York Corporation and Deutsche Bank Securities Inc., where he was responsible for the origination, structuring and consummation of private equity financings for public and private companies. He currently serves on the board of directors of a number of private companies, educational institutions and charitable organizations. Mr. Berkeley served as an officer in the United States Air Force between 1974 and 1976. He received his B.A. in history, J.D. and M.B.A. from the University of Virginia. We believe Mr. Berkeley’s qualifications to serve on our board of directors include his extensive business experience and knowledge in equity financings.

Peter Gyenes has served as a member or our board of directors since January 2010. Mr. Gyenes has served as the non-executive Chairman of the board of directors of Sophos plc, a global security software company, since May 2006. Mr. Gyenes served as Chairman and Chief Executive Officer of Ascential Software Corporation (NASDAQ: ASCL), a market leader in data integration software, and its predecessor companies VMark Software, Ardent Software and Informix from 1996 until it was acquired by International Business Machines Corporation in 2005. Mr. Gyenes served on the board of directors of Netezza Corporation (NYSE: NZ) from 2008 until it was acquired by International Business Machines Corporation in 2010. He currently serves on the boards of directors of IntraLinks Holdings, Inc. (NYSE: IL), Lawson Software, Inc. (NASDAQ: LWSN), Pegasystems Inc. (NASDAQ: PEGA) and VistaPrint Limited (NASDAQ: VPRT), as well as several private companies, and serves as trustee emeritus of the Massachusetts Technology Leadership Council. Mr. Gyenes previously served on the board of directors of webMethods Inc. (NASDAQ: WEBM) (acquired by Software AG Darmstadt) from 2005 to 2007, Applix, Inc. (NASDAQ: APLX) (acquired by Cognos, Inc.) from 2000 to 2007 and BladeLogic, Inc. (NASDAQ: BLOG) (acquired by BMC Software, Inc.) from 2006 to 2008. Mr. Gyenes received his B.A. in mathematics and his M.B.A. in marketing from Columbia University. We believe Mr. Gyenes’ qualifications to serve on our board of directors include his experience as the Chief Executive Officer of a publicly traded company, his knowledge gained from service on the boards of various public and private companies and his more than 40 years of experience in technology, sales, marketing and general management positions within the computer systems and software industry.

Jeffrey T. Leeds has served as a member of our board of directors and a member of our nominating and governance committee since December 1999. He is President and Co-Founder of Leeds Equity Partners, LLC, which he co-founded in 1993, a private equity firm that focuses on the education, information services and training industries. Prior to co-founding Leeds Equity Partners, Mr. Leeds spent seven years specializing in mergers and acquisitions and corporate finance at Lazard Freres & Co. LLC, a subsidiary of Lazard Group LLC. Prior to joining Lazard Freres & Co. LLC, Mr. Leeds served as a law clerk to the Hon. William J. Brennan, Jr. of the Supreme Court of the United States during the 1985 October Term. Mr. Leeds also worked in the corporate department of the law firm of Cravath, Swaine & Moore LLP in New York after graduating from law school. Mr. Leeds currently serves on the board of directors of Education Management Corporation (NASDAQ: EDMC), Instituto de Banca y Comercio and SeatonCorp. and as a Trustee on the United

Federation of Teacher’s Charter School Board in New York City. Mr. Leeds received his B.A. in history summa cum laude from Yale University and his J.D. from Harvard Law School. He was also a Marshall Scholar at the University of Oxford. We believe Mr. Leeds’ qualifications to serve on our board of directors include his extensive business and legal experience in corporate finance and his knowledge gained from service on the boards of various public and private companies.

Jason A. Wright has served as a member or our board of directors since December 2003 and as the Chairman of our compensation committee since October 2006 and a member of our audit committee since January 2004. Mr. Wright is a partner in the Tech & Telecom Group at Apax Partners LLC, where he focuses primarily on investments in enterprise software and technology-enabled services. Prior to joining Apax in 2000, Mr. Wright served in a variety of roles at General Electric Capital Corporation, a subsidiary of General Electric Corporation, including the evaluation and execution of investment opportunities for the Technology Ventures Group, and Mr. Wright was also a consultant at Andersen Consulting, now Accenture plc. Mr. Wright currently serves on the board of directors of various private companies. Mr. Wright received his B.A. in economics from Tufts University and his M.B.A. in finance from The Wharton School of the University of Pennsylvania. We believe Mr. Wright’s qualifications to serve on our board of directors include his extensive business and financial experience related to enterprise software and technology-enabled services companies.

Our executive officers are elected by, and serve at the discretion of, our board of directors. The current members of our board of directors have been elected by our stockholders voting in accordance with the terms of a shareholders agreement, which terminated upon completion of our initial public offering. See “Certain Relationships and Related Party Transactions — 2010 Shareholders Agreement” for further description of this agreement.

With the exception of Alfred R. Berkeley, III and Richard M. Berkeley, who are brothers, there are no family relationships among any of our directors or executive officers.

In addition to the information presented above regarding each director’s specific experience, qualifications, attributes and skills that led our board of directors to the conclusion that each should serve as a director, we also believe that all of our directors have demonstrated business acumen, ethical integrity and an ability to exercise sound judgment, as well as a commitment of service to us and our board of directors.

Board of Directors

Our board of directors currently consists of six members. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to the directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors are divided among the three classes as follows:

•	The Class I directors are Peter Gyenes and Alfred R. Berkeley, III;

•	The Class II directors are Jeffrey T. Leeds and Richard M. Berkeley; and

•	The Class III directors are Stephen T. Winn and Jason A. Wright.

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that the number of our directors will be fixed from time to time by a resolution of the majority of our board of directors. Nine directors are currently authorized.

Director Independence

In February 2010, our board of directors undertook a review of the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that Alfred R. Berkeley, III, Richard M. Berkeley, Jeffrey T. Leeds, Jason A. Wright and Peter Gyenes, representing five of our six directors currently in office, are “independent directors” as defined under the rules of the SEC and The NASDAQ Stock Market LLC, or NASDAQ, and constitute a majority of independent directors of our board of directors as required by the rules of the SEC and NASDAQ.

Board Leadership Structure

Our board of directors believes that our Chief Executive Officer, Stephen T. Winn, is best situated to serve as Chairman of the Board because he is the director most familiar with our business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Our independent directors have different perspectives and roles in strategic development. Our independent directors bring experience, oversight and expertise from outside the company and industry, while our Chief Executive Officer brings company-specific experience and expertise. Our board of directors believes that the combined role of Chief Executive Officer and Chairman of the Board promotes strategy development and execution, and facilitates information flow between management and our board of directors, which are essential to effective governance. We do not have a lead independent director.

Our board of directors oversees risk management in a number of ways. Our audit committee oversees the management of financial and accounting related risks as an integral part of it duties. Similarly, our compensation committee considers risk management when setting the compensation policies and programs for our executive officers and other employees. Our full board of directors receives reports on various risk related items at each of its regular meetings including risks related to intellectual property, taxes, products and employees. Our board of directors also receives periodic reports on our efforts to manage such risks through insurance or self-insurance.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and governance committee, each of which has the composition and responsibilities described below.

Audit Committee

Our audit committee is responsible for, among other things:

•	selecting and hiring our independent auditors;

•	approving the audit and non-audit services to be performed by our independent auditors;

•	evaluating the qualifications, performance and independence of our independent auditors;

•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures;

•	discussing the scope and results of the audit with the independent auditors and reviewing with management and the independent auditors our interim and year-end operating results;

•	preparing the audit committee report required in this prospectus and in our annual proxy statement; and

•	reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

Our audit committee is currently composed of Alfred R. Berkeley, III, Jason A. Wright and Peter Gyenes. Mr. Berkeley has been appointed the Chairman of our audit committee. Our board of directors has determined that each member of our audit committee is independent under the applicable requirements of NASDAQ and SEC rules and regulations. Our board of directors has determined that each member of our audit committee meets the requirements for financial literacy and sophistication, and qualifies as an “audit committee financial expert,” under the applicable requirements of NASDAQ and SEC rules and regulations.

Our board of directors has adopted an audit committee charter. We believe that the composition of our audit committee, and our audit committee’s charter and functioning, comply with the applicable requirements of NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

The full text of our audit committee charter is posted on the investor relations portion of our website at http://www.realpage.com and is available without charge, upon request in writing to RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007, Attn: Chief Legal Officer.

Compensation Committee

Our compensation committee is responsible for, among other things:

•	reviewing and approving corporate goals and objectives relevant to compensation of our Chief Executive Officer and other executive officers;

•	reviewing and approving the following for our Chief Executive Officer and our other executive officers: annual base salaries, annual incentive bonuses, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control arrangements and any other benefits, compensation or arrangements;

•	reviewing the succession planning for our executive officers;

•	reviewing and recommending compensation goals and bonus and stock compensation criteria for our employees;

•	reviewing and recommending compensation programs for outside directors;

•	preparing the compensation discussion and analysis and compensation committee report that the SEC requires in our annual proxy statement;

•	administering, reviewing and making recommendations with respect to our equity compensation plans; and

•	reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

Our compensation committee is currently composed of Jason A. Wright, Alfred R. Berkeley, III, Richard M. Berkeley and Peter Gyenes, each of whom is a non-employee member of our board of directors. Mr. Gyenes has been appointed to serve as the Chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the applicable requirements of NASDAQ and SEC rules and regulations, is a non-employee director, as defined by Rule 16b-3 promulgated under the Securities and Exchange Act of 1934, as amended, or the Exchange Act, and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code.

Our board of directors has adopted a compensation committee charter. We believe that the composition of our compensation committee, and our compensation committee’s charter and functioning, comply with the applicable requirements of NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

The full text of our compensation committee charter is posted on the investor relations portion of our website at http://www.realpage.com and is available without charge, upon request in writing to RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007, Attn: Chief Legal Officer.

Nominating and Governance Committee

Our nominating and governance committee is responsible for, among other things:

•	assisting our board of directors in identifying prospective director nominees and recommending nominees for each annual meeting of stockholders to the board of directors;

•	reviewing developments in corporate governance practices and developing and recommending governance principles applicable to our board of directors;

•	overseeing the evaluation of our board of directors and management;

•	recommending members for each board committee to our board of directors;

•	reviewing and monitoring our code of business conduct and ethics and actual and potential conflicts of interest of members of our board of directors and officers; and

•	reviewing and evaluating, at least annually, its own performance and that of its members, including compliance with the committee charter.

Our nominating and governance committee is currently composed of Richard M. Berkeley, Peter Gyenes, Jeffrey T. Leeds and Jason A. Wright. Mr. Berkeley has been appointed the Chairman of our nominating and governance committee. Our board of directors has determined that each member of our nominating and governance committee is independent under the applicable requirements of NASDAQ and SEC rules and regulations.

Our board of directors has adopted a nominating and governance committee charter. We believe that the composition of our nominating and governance committee, and our nominating and governance committee’s charter and functioning, comply with the applicable requirements of NASDAQ and SEC rules and regulations. We intend to comply with future requirements to the extent they become applicable to us.

The full text of our nominating and governance committee charter is posted on the investor relations portion of our website at http://www.realpage.com and is available without charge, upon request in writing to RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007, Attn: Chief Legal Officer.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics. The code applies to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), including directors and consultants. The full text of our code of business conduct and ethics is posted on the investor relations portion of our website at http://www.realpage.com and is available without charge, upon request in writing to RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007, Attn: Chief Legal Officer. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

Historically, we have not paid any cash compensation to our directors for their services as directors or as members of committees of our board of directors. We have instead granted options to our non-employee directors who are not affiliated with our major stockholders as set forth below. However, effective April 1, 2010, we began providing our independent directors with both cash and equity compensation as described below.

Stock Option Grants to Alfred R. Berkeley, III

On January 9, 2004, we granted an option to purchase 125,000 shares of our common stock to Alfred R. Berkeley, III at an exercise price of $2.00. Mr. Berkeley exercised this option on June 28, 2007 and the shares of our common stock acquired by Mr. Berkeley upon such exercise are fully vested.

On March 11, 2005, we granted an option to purchase 50,000 shares of our common stock to Mr. Berkeley at an exercise price of $2.00. Mr. Berkeley exercised this option on June 28, 2007 and the shares of our common stock acquired by Mr. Berkeley upon such exercise are fully vested.

On December 17, 2008, we granted an option to purchase 25,000 shares of our common stock to Mr. Berkeley at an exercise price of $6.00. Mr. Berkeley exercised this option in November and December 2009. We have a right to repurchase all shares acquired upon exercise of the option, which repurchase right expires as to one forty-eighth of the shares issued upon exercise of the stock option on the last day of each month beginning in January 2009, subject to Mr. Berkeley’s continued service through each applicable date.

Stock Option Grants to Peter Gyenes

On December 18, 2009, we granted a contingent option to purchase 50,000 shares of our common stock to Peter Gyenes at an exercise price of $6.00. The contingencies of the grant were satisfied and the grant became effective on December 29, 2009. This grant was subsequently cancelled and terminated and replaced by a grant to Peter Gyenes of an option to purchase 60,000 shares of our common stock at an exercise price of $7.50 on February 25, 2010. The stock option vests with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date. In the event of a “change of control,” as defined in the stock option agreement with Mr. Gyenes, all of the options subject to the agreement will become fully vested and exercisable.

Independent Director Compensation Plan

In February 2010, our compensation committee approved the following compensation plan for our independent directors, which became effective April 1, 2010. Our stockholders approved the independent director compensation plan in March 2010. The term “independent directors” for purposes of our independent director compensation plan was as defined in our Fifth Amended and Restated Shareholders Agreement, dated as of June 7, 2010, prior to our initial public offering. Following our initial public offering, our board of directors is responsible for defining the term “independent directors” for purposes of our independent director compensation plan. While our board of directors continues to use the pre-initial public offering definition of “independent directors,” it has retained an outside consultant to advise on potential future changes to this definition.

Retainer	$6,000 per quarter
Audit committee chair retainer	$4,500 per quarter
Audit committee member (excluding chair) retainer	$3,000 per quarter
Other board committee chair retainer	$3,000 per quarter
Other committee member (excluding chair) retainer	$1,500 per quarter
Annual equity grant	$50,000 restricted stock value(1)

(1)	The forfeiture provision of each annual restricted stock grant will lapse with respect to 5% of the restricted shares subject to the grant each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and the forfeiture provision will lapse with respect to the remaining 25% of the restricted shares subject to the grant on the first day of the next following calendar quarter, subject to the continuous service of the director through each applicable date.

On May 12, 2010, we issued 6,666 restricted shares of our common stock to each of Alfred R. Berkeley, III and Peter Gyenes pursuant to our independent director compensation plan.

Director Compensation Table for Year Ended December 31, 2009

The following table sets forth the annual director compensation paid or accrued by us to individuals who were directors during any part of 2009. The table excludes Mr. Winn, who is our Chief Executive Officer and who did not receive any compensation from us in his role as director in 2009.

	Fees Earned or	Option
Name	Paid in Cash ($)	Awards ($)(1)	Total ($)

Alfred R. Berkeley, III	—	—	—
Richard M. Berkeley	—	—	—
Peter Gyenes	—	$158,257 (2)	$158,257
Jeffrey T. Leeds	—	—	—
Jason A. Wright	—	—	—

(1)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 8 of Notes to Consolidated Financial Statements for the year ended December 31, 2009 for a discussion of assumptions made in determining the grant date fair value of our stock option awards.

(2)	Reflects contingent grant to Mr. Gyenes of options to purchase 50,000 shares of our common stock at an exercise price of $6.00 per share on December 18, 2009. The contingencies of the grant were satisfied and the grant became effective on December 29, 2009. This grant was subsequently cancelled and terminated and replaced by a grant to Mr. Gyenes of options to purchase 60,000 shares of our common stock at an exercise price of $7.50 on February 25, 2010. The aggregate grant date fair value of this subsequent grant computed in accordance with FASB ASC Topic 718 is $222,589.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our principal executive officer, principal financial officer and each of the next three most highly compensated executive officers, referred to as our named executive officers, for 2009 should be read together with the compensation tables and related disclosures that follow this discussion.

Compensation Philosophy and Objectives

Our philosophy is to provide compensation to each of our named executive officers that is commensurate with his or her position and experience, furnish incentives sufficient for the named executive officer to meet and exceed short-term and long-term corporate objectives as determined by our board of directors and align the named executive officers’ incentives with the long-term interests of our stockholders. Additionally, our executive compensation program is intended to provide significant motivation for each of our named executive officers to remain employed by us unless and until our board of directors finds that retention of the named executive officer is no longer in accord with our corporate objectives.

Based on this philosophy, the primary objectives of our board of directors and compensation committee with respect to executive compensation are to:

•	attract, retain and motivate skilled and knowledgeable executive talent;

•	ensure that executive compensation is aligned with our corporate strategies and business objectives; and

•	align the incentives of the named executive officers with the creation of value for stockholders.

To achieve these objectives, our compensation committee periodically evaluates our executive compensation program with the goal of establishing compensation at levels our compensation committee believes to be competitive with those of our competitive peer group companies and other companies in our geographical regions that compete with us for executive talent. Additionally, we design our executive compensation program to tie a portion of each named executive officer’s overall cash compensation to key strategic, financial and operational goals set by our board of directors.

Compensation Decision-Making Process

Our compensation committee is responsible for overseeing and approving our executive compensation program. Our compensation committee currently consists of four members. The current members of our compensation committee are Jason A. Wright, Alfred R. Berkeley, III, Richard M. Berkeley and Peter Gyenes. Mr. Gyenes has been appointed to serve as the Chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee is independent under the applicable requirements of NASDAQ and SEC rules and regulations, is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and is an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended. For a discussion of the specific responsibilities of our compensation committee, see “Management — Committees of the Board of Directors — Compensation Committee.”

Our Chief Executive Officer makes base salary, cash bonus and long-term incentive compensation recommendations to the compensation committee for each of our named executive officers based on his or her level of responsibility, performance and contribution to achieving our overall corporate objectives. Our compensation committee considers the Chief Executive Officer’s input but retains complete authority to approve all compensation related decisions for our named executive officers. Additionally, our Chief Executive Officer is not permitted to be present during deliberations or voting by the compensation committee regarding his performance goals, performance evaluation or compensation level and abstains from voting in sessions where our board of directors acts on the compensation committee’s recommendations regarding his compensation.

For purposes of determining compensation levels for our named executive officers, our compensation committee considers the recommendations of our Chief Executive Officer, our overall achievement of corporate objectives, the level of responsibility, performance and individual contributions of our named executive officers, each named executive officer’s equity ownership and the compensation committee members’ own experience in compensation-related matters. For purposes of evaluating compensation levels for 2009 and 2010, our compensation committee also considered competitive market benchmarking data as described in “Executive Compensation — Competitive Positioning.” Based on these considerations, our compensation committee approved compensation packages for each of our named executive officers in 2009 and 2010, the components of which are further described in “Executive Compensation — Compensation Components.”

In February 2010, our board of directors approved a new compensation committee charter in anticipation of our initial public offering, and our compensation committee approved 2010 salaries for our named executive officers and our 2010 Management Incentive Plan.

Competitive Positioning

Our compensation committee has the authority to engage outside consultants from time to time, as the committee sees fit, to conduct market reviews of our executive compensation program and philosophy in order to assess the competitiveness of our program. In the third quarter of 2008, our compensation committee engaged Mercer LLC, a wholly owned subsidiary of Marsh & McLennan Companies, Inc., or Mercer, a global human resources and financial services consulting firm, to conduct an independent market review of our executive compensation program. To analyze our executive compensation program, Mercer used two public company market references to compare our total compensation practices for our executives to those in our market:

•	Publicly Held Companies Surveys. Two private surveys regarding executive compensation in the technology industry, the Watson Wyatt Executive Compensation Survey and the Towers Perrin Executive Compensation Survey; and

•	Select Peer Group. Publicly available data for a competitive peer group of publicly traded on demand software and services companies of similar size experiencing rapid revenue growth comparable to ours with total employees in the range of 500 to 1,000, or the Select Peer Group.

The Select Peer Group was developed in consultation between our compensation committee, our management team and Mercer and consisted of the following organizations:

Blackboard Inc.	RightNow Technologies
DealerTrack Holdings, Inc.	NetSuite Inc.
Kenexa Corporation	Unica Corporation
Ultimate Software Group, Inc.	Callidus Software Inc.
Omniture, Inc.	athenahealth, Inc
Concur Technologies, Inc.	SuccessFactors, Inc.
Taleo Corporation	Constant Contact, Inc.
SumTotal Systems, Inc.	DemandTec, Inc.

Mercer benchmarked our 2008 executive compensation levels, including base salaries, performance-based cash bonuses and long-term equity incentive awards, to those of other executives in the Select Peer Group where sufficient peer proxy data was available and against the Publicly Held Companies Surveys where insufficient peer proxy data was available and reported their findings to the compensation committee. The Mercer analysis indicated that the base salaries and the target performance-based cash bonuses of each of our named executive officers who were employed by us in 2008 were generally consistent with market median levels with the exception that our Chief Executive Officer’s target performance-based cash bonus was in the 25th percentile. Additionally, the Mercer analysis indicated that our long-term equity incentive levels were below the 25th percentile.

In 2009, our compensation committee did not engage outside consultants to conduct an independent market review of our executive compensation program. However, our Chief Executive Officer reviewed publicly available compensation data for the Select Peer Group. For purposes of evaluating compensation levels for 2009 and 2010, our compensation committee considered Mercer’s analysis and our Chief Executive Officer’s review of publicly available information for the Select Peer Group but did not target any specific percentile rank with respect to any of our compensation components in determining appropriate compensation levels for our named executive officers. In each of 2009 and 2010, this competitive market benchmarking data was one of many factors considered by our compensation committee in determining appropriate compensation levels for our named executive officers.

Compensation Components

Base Salaries

Base salaries are used to recognize the experience, skills, knowledge and responsibilities required of all our named executive officers. Base salaries for our named executive officers have typically been negotiated as a part of the employment agreements with our named executive officers at the outset of employment. However, from time to time, at the discretion of our compensation committee and consistent with our executive compensation program objectives, base salaries for our named executive officers, together with other components of compensation, are evaluated for adjustment based on an assessment of the overall achievement of corporate objectives, each named executive officer’s sustained performance and compensation trends in our industry. Each named executive officer’s employment agreement requires that his or her base salary be reviewed no less frequently than annually; however, none of our named executive officers has an employment agreement that provides for automatic or scheduled increases in base salary.

In December 2008, our compensation committee conducted a review of our executive compensation program for purposes of evaluating compensation levels for our executives for 2009. Based on the considerations described above in “Executive Compensation — Compensation Decision-Making Process,” our compensation committee approved base salary increases to be effective as of January 1, 2009 for each of our named executive officers except for our Chief Executive Officer. The percentage increase for each named executive officer was based on our compensation committee’s assessment of the various considerations described above. In the case of Mr. Wakeham and Ms. Chaffin Glover, the increase in base salary was primarily due to the named executive officers’ increased responsibilities associated with promotions. Our compensation committee did not increase our Chief Executive Officer’s base salary for 2009 because of the substantial incentive provided by our Chief Executive Officer’s significant ownership of our common stock. The table below shows base salaries for our named executive officers for 2008 and 2009.

		2008 Base	2009 Base
Named Executive Officer	Current Title	Salary(1)	Salary(2)		% Increase

Stephen T. Winn	Chief Executive Officer, Chairman of the Board	$400,000	$400,000		—
Timothy J. Barker	Chief Financial Officer and Treasurer	285,000	315,000		10.5%
Dirk D. Wakeham	President(3)	250,000	260,000	(4)	4.0
Ashley Chaffin Glover	Executive Vice President, Multifamily Solutions(5)	220,000	260,000	(6)	18.2
William E. Van Valkenberg(7)	Chief Legal Officer and Secretary	—	300,000		—

(1)	Reflects base salary at end of 2008.

(2)	Reflects base salary at beginning of 2009.

(3)	Mr. Wakeham assumed the title and responsibilities of President in January 2010. He served as our Executive Vice President, Property Solutions, from April 2009 to January 2010 and as our Senior Vice President, President, LeasingDesk Risk Mitigation Systems, for prior periods in 2009.

(4)	Mr. Wakeham’s salary was increased from $260,000 to $300,000 effective April 1, 2009 in connection with his promotion to Executive Vice President, Property Solutions.

(5)	Ms. Chaffin Glover assumed the title and responsibilities of Executive Vice President, Multifamily Solutions in January 2010. She served as our Executive Vice President, Resident Solutions from April 2009 to January 2010 and as our Senior Vice President, President, Velocity Utility and Billing Services, for prior periods in 2009.

(6)	Ms. Chaffin Glover’s salary was increased from $260,000 to $300,000 effective April 1, 2009 in connection with her promotion to Executive Vice President, Resident Solutions.

(7)	Mr. Van Valkenberg commenced his employment with us in September 2009 after providing consulting services to us from June 2009 to September 2009. Mr. Van Valkenberg’s employment with us ended and he ceased to be an executive officer effective as of May 11, 2010.

In February 2010, our compensation committee conducted a review of our executive compensation program for purposes of evaluating compensation levels for our executives for 2010. Based on the considerations described above in “Executive Compensation — Compensation Decision-Making Process,” our compensation committee approved base salary increases to be effective as of January 1, 2010 for each of our named executive officers except for our Chief Executive Officer. The percentage increase for each named executive officer was based on our compensation committee’s assessment of the various considerations described above. In the case of Mr. Wakeham and Ms. Chaffin Glover, the increase in base salary was primarily due to the named executive officers’ increased responsibilities associated with promotions. Our compensation committee again did not increase our Chief Executive Officer’s base salary for 2010 because of the substantial incentive provided by our Chief Executive Officer’s significant ownership of our common stock. The table below shows base salaries for our named executive officers for fiscal 2009 and 2010.

		2009 Base		2010 Base
Named Executive Officer	Title	Salary(1)		Salary(2)	% Increase

Stephen T. Winn	Chief Executive Officer, Chairman of the Board	$400,000		$400,000	—
Timothy J. Barker	Chief Financial Officer and Treasurer	315,000		350,000	11.1%
Dirk D. Wakeham	President(3)	300,000	(4)	330,000	10.0
Ashley Chaffin Glover	Executive Vice President, Multifamily Solutions(5)	300,000	(6)	320,000	6.7
William E. Van Valkenberg(7)	Chief Legal Officer and Secretary	300,000		300,000	—

(1)	Reflects base salary at the end of 2009.

(2)	Reflects base salary at beginning of 2010.

(3)	Mr. Wakeham assumed the title and responsibilities of President in January 2010. He served as our Executive Vice President, Property Solutions, from April 2009 to January 2010 and as our Senior Vice President, President, LeasingDesk Risk Mitigation Systems, for prior periods in 2009.

(4)	Mr. Wakeham’s salary was increased from $260,000 to $300,000 effective April 1, 2009 in connection with his promotion to Executive Vice President, Property Solutions.

(5)	Ms. Chaffin Glover assumed the title and responsibilities of Executive Vice President, Multifamily Solutions in January 2010. She served as our Executive Vice President, Resident Solutions from April 2009 to January 2010 and as our Senior Vice President, President, Velocity Utility and Billing Services, for prior periods in 2009.

(6)	Ms. Chaffin Glover’s salary was increased from $260,000 to $300,000 effective April 1, 2009 in connection with her promotion to Executive Vice President, Resident Solutions.

(7)	Mr. Van Valkenberg commenced his employment with us in September 2009 after providing consulting services to us from June 2009 to September 2009. Mr. Van Valkenberg’s employment with us ended and he ceased to be an executive officer effective as of May 11, 2010.

Performance-Based Cash Bonuses

Our named executive officers participate in our annual non-equity management incentive plan, or management incentive plan, along with our other senior managers. Our annual management incentive plan is intended to provide cash compensation to our named executive officers and senior managers for their contribution to the achievement of our strategic, operational and financial objectives. Our named executive officers earn amounts under our management incentive plan based on our achievement of financial performance objectives, including overall corporate revenue and adjusted EBITDA targets and product family specific revenue and profit targets for those participants of our management incentive plan that have direct responsibility over the operations specific to one of our product families, and an assessment of the named executive officer’s individual performance. For purposes of the management incentive plan, adjusted EBITDA is calculated the same as Adjusted EBITDA as described in footnote 6 to the table in “Selected Consolidated Financial Data” except that purchase accounting adjustments are also added back. Our compensation committee approves a management incentive plan each year that outlines overall corporate objectives for the fiscal year in addition to establishing guidelines for calculating management incentive plan bonuses in the event that performance objectives are partially achieved or exceeded.

A portion of our management incentive plan bonuses are typically paid out quarterly based on progression towards the annual achievement of performance objectives. The actual annual cash bonus paid to participants under our management incentive plan with respect to a particular fiscal year is adjusted at year end based on actual achievement of both financial and individual performance objectives. We do not have any formal or informal policies regarding the adjustment or recovery of bonus payments made under the management incentive plan in the event a relevant performance objective upon which the payment was made is not ultimately achieved.

Under the management incentive plan for 2009, or the 2009 Management Incentive Plan, the target bonus for Mr. Winn was 75% of Mr. Winn’s base salary with a maximum bonus potential of 200% of Mr. Winn’s target bonus for achieving financial and individual performance objectives in excess of the targets and a minimum bonus potential of 0% of Mr. Winn’s target bonus. The 2009 Management Incentive Plan target bonus for each other named executive officer was 50% of the named executive officer’s base salary with a maximum bonus potential of 200% of the named executive officer’s target bonus for achieving financial and individual performance objectives in excess of the targets and a minimum bonus potential of 0% of the named executive officer’s target bonus. Our 2009 revenue target was approximately 30% higher than our 2008 target while our 2009 adjusted EBITDA target was approximately 100% higher than our 2008 target. The compensation committee believed that the 2009 targets were challenging, but attainable, based on the increases in our revenue and adjusted EBITDA in 2008 relative to 2007 and directly aligned our named executive officers’ short-term incentives with the creation of long-term stockholder value. Our compensation committee had sole discretion to adjust targets and awards under the 2009 Management Incentive Plan for significant, non-controllable circumstances that were not included in our 2009 operating plan; however, our compensation committee did not exercise such discretion under the 2009 Management Incentive Plan. For each of Messrs. Winn, Barker and Van Valkenberg, the achievement of 2009 bonus targets for overall corporate revenue, overall corporate adjusted EBITDA and individual performance ratings were weighted 30%, 45% and 25%, respectively. We weighted the individual 2009 Management Incentive Plans more heavily toward achieving adjusted EBITDA over revenue targets for Messrs. Winn, Barker and Van Valkenberg because we believe that increases in adjusted EBITDA will drive our long-term success and result in greater opportunity for profit in the future. For Ms. Chaffin Glover and Mr. Wakeham, the achievement of 2009 Management Incentive Plan bonus targets for revenue, adjusted EBITDA and individual performance ratings were weighted 50% (of which, 15% was based on overall corporate performance and 35% was based on the performance of operations under the named executive officers’ direct management), 25% (of which, 10% was based on overall corporate performance and 15% was based on the performance of operations under the named executive officers’ direct management) and 25%, respectively. We weighted the individual 2009 Management Incentive Plans for Ms. Chaffin Glover and Mr. Wakeham more heavily toward achieving revenue over adjusted EBITDA because we believe that the positions held by Ms. Chaffin Glover and Mr. Wakeham have more direct influence over revenue performance than our other named executive officers. Additionally, we weighted the performance of the operations under these named executive officers’ direct management over our overall corporate performance in order to motivate and incentivize the named executive officers to drive growth in operations under their direct management.

The charts below set forth our 2009 Management Incentive Plan’s overall corporate internal revenue and adjusted EBITDA performance targets, the revenue and percentage of target revenue actually achieved and the adjusted EBITDA and percentage of target adjusted EBITDA actually achieved.

Note:	The 2009 Management Incentive Plan results are different from similar metrics disclosed elsewhere in this registration statement as they were based on preliminary results and included add backs for purchase accounting and other one-time adjustments related to license fees billed at the initial order date. For 2009 Management Incentive Plan purposes, the license fees billed at the initial order date are recognized on a straight-line basis over the contractual term. For GAAP reporting purposes, license fees billed at the initial order date are recognized as revenue on a straight-line basis over the longer of the contractual term or the period in which the customer is expected to benefit, which we consider to be four years.

The following table summarizes the actual bonuses paid to our named executive officers pursuant to the 2009 Management Incentive Plan based on achievement of 2009 performance objectives as compared to each named executive officer’s target bonuses:

	2009		Actual Bonus as
	Target	Actual	a Percent of
Executive	Bonus ($)	Bonus ($)	Target Bonus

Stephen T. Winn	$300,000	$246,765	82.3%
Timothy J. Barker	157,500	149,240	94.8
Dirk D. Wakeham	150,000	131,585	87.7
Ashley Chaffin Glover	150,000	120,335	80.2
William E. Van Valkenberg(1)	40,685	34,878	85.7

(1)	Mr. Van Valkenberg commenced his employment with us in September 2009. Mr. Van Valkenberg’s annual bonus opportunity under the 2009 Management Incentive Plan was subject to proration based on the actual number of days he was employed by us during 2009. Mr. Van Valkenberg’s employment with us ended and he ceased to be an executive officer effective as of May 11, 2010.

The Management Incentive Plan for 2010, or the 2010 Management Incentive Plan, was approved by our compensation committee in February 2010 and revised in May 2010. The 2010 Management Incentive Plan target bonus for Mr. Winn is 100% of Mr. Winn’s base salary with a maximum bonus potential of 200% of Mr. Winn’s target bonus for achieving financial and individual performance objectives in excess of the targets and a minimum bonus potential of 0% of Mr. Winn’s target bonus. The 2010 Management Incentive Plan target bonus for Ms. Chaffin Glover and Messrs. Barker and Van Valkenberg is 50% of the named executive officer’s base salary with a maximum bonus potential of 200% of the named executive officer’s target bonus for achieving financial and individual performance objectives in excess of the targets and a minimum bonus potential of 0% of the named executive officer’s target bonus. The 2010 Management Incentive Plan target bonus for Mr. Wakeham is 62.5% of Mr. Wakeham’s base salary with a maximum bonus potential of 200% of

Mr. Wakeham’s target bonus for achieving financial and individual performance objectives in excess of the targets and a minimum bonus potential of 0% of Mr. Wakeham’s target bonus. The performance metrics under the 2010 Management Incentive Plan are the same as the performance metrics under our 2009 Management Incentive Plan and include revenue and adjusted EBITDA targets and individual performance ratings. The compensation committee believes that the 2010 targets are challenging, but attainable, based on the increases in our revenue and adjusted EBITDA in 2009 relative to 2008 and will continue to align our named executive officers’ short-term incentives with the creation of long-term stockholder value. For each of Messrs. Winn, Barker and Van Valkenberg, the achievement of 2010 bonus targets for overall corporate revenue, overall corporate adjusted EBITDA and individual performance ratings are weighted 30%, 45% and 25%, respectively. We weighted the individual 2010 Management Incentive Plans more heavily toward achieving adjusted EBITDA over revenue targets for Messrs. Winn, Barker and Van Valkenberg because we believe that increases in adjusted EBITDA will drive our long-term success and result in greater opportunity for profit in the future. For Mr. Wakeham, the achievement of 2010 bonus targets for overall corporate revenue, overall corporate adjusted EBITDA and individual performance ratings are weighted 45%, 30% and 25%, respectively. For Ms. Chaffin Glover, the achievement of 2010 Management Incentive Plan bonus targets for revenue, adjusted EBITDA and individual performance ratings are weighted 50% (of which, 15% was based on overall corporate performance and 35% was based on the performance of operations under the named executive officers’ direct management), 25% (of which, 10% was based on overall corporate performance and 15% was based on the performance of operations under the named executive officers’ direct management) and 25%, respectively. We weighted the individual 2010 Management Incentive Plan for Mr. Wakeham and Ms. Chaffin Glover more heavily toward achieving revenue over adjusted EBITDA because we believe that the positions held by these named executive officers have more direct influence over revenue performance than our other named executive officers. Additionally, we weighted the performance of the operations under Ms. Chaffin Glover’s direct management over our overall corporate performance in order to motivate and incentivize Ms. Chaffin Glover to drive growth in operations under her direct management. Our compensation committee retains sole discretion to adjust targets and awards under the 2010 Management Incentive Plan for significant, non-controllable circumstances that were not included in our 2010 operating budget.

Equity Incentive Awards

Our equity award program is the primary vehicle for offering long-term incentives to our named executive officers. Historically, our equity awards to our named executive officers have been in the form of stock options. Beginning in November 2010, our compensation committee began granting equity awards consisting of a combination of stock options and restricted stock awards. We believe that equity-based compensation provides our named executive officers with a direct interest in our long-term performance, creates an ownership culture and aligns the interests of our named executive officers and our stockholders.

Grants of stock option awards and awards of restricted stock, including those to our named executive officers, are all approved by our compensation committee and are granted at an exercise price at or above the fair market value of our common stock on the date of grant. Consistent with the terms of our options granted to our other employees, options granted to our named executive officers typically vest over a four-year period in accordance with one of the following vesting schedules, subject to continued service through each applicable vesting date:

•	The stock option vests in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date; or

•	The stock option vests with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date. We anticipate using this vesting schedule as our standard vesting schedule for future option grants subject to the discretion of our compensation committee.

Consistent with the terms of our restricted stock awards granted to our other employees, we anticipate that the standard vesting schedule for restricted stock awards to be granted in the future to our named executive officers will provide for vesting in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date subject to the discretion of our compensation committee.

We believe that the four-year vesting period of our stock option grants and restricted stock awards furthers our objective of executive retention as it provides an incentive to our executives to remain in our employ during the vesting period.

We typically make an initial stock option grant to new executives in connection with the commencement of his or her employment. Additionally, at the discretion of our board of directors and consistent with our executive compensation program objectives, our compensation committee typically evaluates and approves equity awards for our new employees quarterly and equity awards for our existing employees, including our named executive officers, annually, to re-establish or bolster incentives to retain our employees. The stock options we granted to our named executive officers in 2009 are set forth under “Executive Compensation — Grants of Plan-Based Awards.” On February 25, 2010, we granted options to purchase 175,000, 112,500 and 150,000 shares of our common stock to Mr. Barker, Ms. Chaffin Glover and Mr. Wakeham, respectively, at an exercise price per share of $7.50. These stock options vest with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date. In determining the size of stock option grants to our named executive officers in 2009 and 2010, our compensation committee considered comparative equity ownership of executives employed by companies in our Select Peer Group, our overall achievement of corporate objectives, the applicable named executive officer’s achievement of individual performance objectives, the achievement of certain strategic initiatives, the amount of equity previously awarded to the named executive officer, the vesting of previous awards and the recommendations of our Chief Executive Officer. Mr. Van Valkenberg was not granted stock options or other equity awards in 2010, as he had recently been granted an option to purchase 150,000 shares of our common stock upon the commencement of his full-time employment with us in September 2009.

Mr. Winn, our Chief Executive Officer, has not received equity based compensation historically. Mr. Winn’s primary equity compensation continues to come from expected returns on his ownership of our stock. As a significant stockholder, Mr. Winn’s personal wealth is tied directly to sustaining stock price appreciation and performance, which directly aligns Mr. Winn’s interests with overall stockholder interests.

At the discretion of our compensation committee, we expect to continue to grant new stock options and to also grant new restricted stock awards to named executive officers annually consistent with our overall executive compensation program objectives. In determining the size of equity award grants to named executive officers in future years, we expect that our compensation committee will consider comparative equity ownership of executives employed by companies in our Select Peer Group, our financial performance, the applicable named executive officer’s achievement of performance objectives, the amount of equity compensation previously awarded to the named executive officer, the vesting of previous awards and the recommendations of our Chief Executive Officer.

Severance and Change in Control Benefits

Our employment agreements with our named executive officers provide for payments and other benefits in the event of termination of employment in certain circumstances. For a description of these payments and other benefits, see “Executive Compensation — Potential Payments on Termination or Change in Control.”

Our 1998 Stock Incentive Plan provides that stock options granted to a participant under our 1998 Stock Incentive Plan will become 100% vested on the participant’s death or disability (as defined in Section 22(e)(3) of the Internal Revenue Code) unless the stock option agreement provides otherwise. Each of the outstanding stock options granted to our named executive officers has been granted under our 1998 Stock Incentive Plan and would be subject to this acceleration benefit in the event of the named executive officer’s death or disability. We generally do not provide for accelerated vesting of options held by our employees or named executive officers in connection with change in control transactions. However, our stock option agreements with Mr. Barker provide for accelerated vesting in connection with certain change in control transactions as further described under “Executive Compensation — Potential Payments on Termination or Change in Control — Arrangements with Timothy J. Barker.” Our compensation committee determined that it was appropriate to provide for payments and accelerated vesting for Mr. Barker, but not our other named executive officers, in connection with certain change in control transactions because the position of Chief Financial Officer is more likely to be affected by such a transaction than the positions held by our other named executive officers (other than Chief Executive Officer). However, our compensation committee did not believe it was necessary to provide for additional payments to Mr. Winn in the event of certain change in control transactions given his significant ownership of our common stock.

We believe that these severance arrangements help us to attract and retain key management talent in an industry where there is significant competition for management talent. We believe that entering into these agreements helps the named executive officers maintain continued focus and dedication to their assigned duties and maximizes stockholder value. The terms of these agreements were determined after review by our compensation committee of our retention goals for each named executive officer, as well as analysis of market data, similar agreements established by our Select Peer Group and applicable law.

Benefits and Other Compensation

We maintain broad-based employee benefit plans, which are provided to all eligible U.S.-based employees. These plans include a group medical program, a group dental program, life insurance, disability insurance, flexible spending accounts and a 401(k) savings plan. Other benefit programs offered to all full-time U.S.-based employees include programs for job-related educational assistance, an employee referral program, group term life insurance equivalent to 1.5 times an employee’s annual base salary up to a $600,000 maximum and an employee assistance program. All U.S.-based executives are eligible to participate in our employee benefit plans on the same basis as our other full-time employees, with the exception of the employee referral program, in which our named executive officers are ineligible to participate.

We believe these benefits are consistent with the benefits offered by companies with which we compete for employees and are necessary to attract and retain qualified employees.

Perquisites

We believe that cash and equity compensation are the two key components in attracting and retaining management talent and therefore do not generally provide any substantial perquisites to our named executive officers.

Commencing in June 2010, Mr. Winn also receives a limited number of additional benefits and perquisites to be used for tax, estate and financial planning assistance. The total pre-tax protected benefit for this purpose is limited to no more than $150,000 for 2010 and $50,000 for subsequent years.

Tax and Accounting Considerations

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction for certain compensation in excess of $1.0 million per year paid by a publicly held company to its chief executive officer or any of its three other most highly paid executive officers (other than the company’s chief executive officer and chief financial officer). Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. In addition, “grandfather” provisions may apply to certain compensation arrangements that were entered into by a company before it was publicly held. We generally intend to structure the performance-based portion of our executive compensation, when feasible, to comply with exemptions in Section 162(m) so that the compensation remains tax deductible to us. However, to remain competitive with other employers, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

Summary Compensation Table

The following table provides information regarding the compensation of our named executive officers during our year ended December 31, 2009.

						Non-Equity
						Incentive
					Option	Plan	All Other
					Awards	Compensation	Compensation
Name and Principal Position	Year	Salary ($)		Bonus ($)	($)(1)	($)(2)	($)(3)		Total ($)

Stephen T. Winn	2009	$400,000		—	—	$246,765	$3,675		$650,440
Chairman of the Board and Chief Executive Officer
Timothy J. Barker	2009	315,000		—	$320,631	149,240	3,675		788,546
Chief Financial Officer and Treasurer
Dirk D. Wakeham(4)	2009	290,000	(5)	—	256,505	131,585	51,853	(6)	729,943
President
Ashley Chaffin Glover(7)	2009	290,000	(8)	—	256,505	120,335	3,675		670,515
Executive Vice President, Multifamily Solutions
William E. Van Valkenberg(9)	2009	79,615		—	372,726	34,878	96,338	(10)	583,557
Chief Legal Officer and Secretary

(1)	Represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 8 of Notes to Consolidated Financial Statements for the year ended December 31, 2009 for a discussion of assumptions made in determining the grant date fair value of our stock option awards.

(2)	Represents awards under our 2009 Management Incentive Plan. The material terms of these annual incentive awards are described in this section under “Compensation Discussion and Analysis — Compensation Components — Performance-Based Bonuses.”

(3)	Represents the amount of our matching contributions under our 401(k) savings plan unless additional forms of other compensation are also indicated in relevant footnotes to this table.

(4)	Mr. Wakeham assumed the title and responsibilities of President in January 2010. He served as our Executive Vice President, Property Solutions, from April 2009 to January 2010 and as our Senior Vice President, President, LeasingDesk Point of Lease Systems, for prior periods in 2009.

(5)	Mr. Wakeham’s salary was increased from $260,000 to $300,000 in April 2009 in conjunction with his promotion to Executive Vice President, Property Solutions.

(6)	Consists of (i) $1,304 of matching contributions under our 401(k) savings plan, (ii) $43,510 of relocation related expense reimbursements and (iii) tax gross-up of $7,039 associated with taxable relocation related expenses.

(7)	Ms. Chaffin Glover assumed the title and responsibilities of Executive Vice President, Multifamily Solutions in January 2010. She served as our Executive Vice President, Resident Solutions from April 2009 to January 2010 and as our Senior Vice President, President, Velocity Utility and Billing Services, for prior periods in 2009.

(8)	Ms. Chaffin Glover’s salary was increased from $260,000 to $300,000 in April 2009 in conjunction with her promotion to Executive Vice President, Resident Solutions.

(9)	Mr. Van Valkenberg commenced his employment with us in September 2009 and provided consulting services to us from June 2009 to September 2009. His 2009 compensation represents the amounts paid to him as an employee from September 24, 2009 to December 31, 2009 and as a consultant for prior periods in 2009. Mr. Van Valkenberg’s employment with us ended and he ceased to be an executive officer effective as of May 11, 2010. Mr. Van Valkenberg is entitled to receive certain payments and benefits pursuant to the terms of an Employment Release Agreement entered into on June 8, 2010. See “Related Party Transactions — Employment Arrangements and Indemnification Agreements.”

(10)	Consists of (i) $125 of matching contributions under our 401(k) savings plan, (ii) $7,742 of relocation related expense reimbursements, (iii) tax gross-up of $3,753 associated with taxable relocation related expenses, (iv) $65,000 in consulting payments paid to Mr. Van Valkenberg in accordance with the terms of his consulting agreement prior to commencement of his full-time employment with us and (v) $19,717 in expense reimbursements paid to Mr. Van Valkenberg in accordance with the terms of his consulting agreement prior to commencement of his full-time employment with us.

Grants of Plan-Based Awards

The following table sets forth information regarding grants of compensation in the form of plan-based awards made during 2009 to our named executive officers:

					All Other Option
					Awards:
					Number of		Grant Date
		Estimated Future Payouts Under			Securities	Exercise or Base	Fair Value of
		Non-Equity Incentive Plan Awards ($)(1)			Underlying	Price of Option	Option
Name	Grant Date	Minimum	Target	Maximum	Options (#)	Awards ($/Sh)(2)	Awards ($)(3)

Stephen T. Winn	2/26/2009	—	$300,000	$600,000	—	—	—
Timothy J. Barker	2/26/2009	—	—	—	125,000 (4)	$6.00	$320,631
	2/26/2009	—	157,500	315,000	—	—	—
Dirk D. Wakeham	2/26/2009	—	—	—	100,000 (4)	6.00	256,505
	2/26/2009	—	150,000	300,000	—	—	—
Ashley Chaffin Glover	2/26/2009	—	—	—	100,000 (4)	6.00	256,505
	2/26/2009	—	150,000	300,000	—	—	—
William E. Van Valkenberg(6)	9/28/2009	—	—	—	150,000 (5)	6.00	372,726
	9/24/2009	—	40,685	81,370	—	—	—

(1)	Represents awards under our Management Incentive Plan for fiscal 2009. The material terms of these annual incentive awards are discussed in this section under “Compensation Discussion and Analysis — Compensation Components — Performance-Based Bonuses.”

(2)	In determining the exercise price of options granted in 2009, our compensation committee retained an independent valuation firm to complete a contemporaneous common stock valuation using the probability-weighted expected return method, which involved analyzing future values under two possible outcomes and then probability-weighting those values.

(3)	Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. See Note 8 of Notes to Consolidated Financial Statements for the year ended December 31, 2009 for a discussion of assumptions made in determining the grant date fair value of our stock option awards.

(4)	Stock options vest in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date.

(5)	Stock option vests with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date.

(6)	Pursuant to the terms of his option agreement, when Mr. Van Valkenberg ceased to be a service provider, the unvested portion of his option immediately terminated, and Mr. Van Valkenberg had a period of 90 days following the date he ceased to be a service provider in which to exercise any options that were vested at such date. Pursuant to the terms of his Employment Release Agreement dated June 8, 2010, Mr. Van Valkenberg ceased to be a service provider after July 31, 2010. As of July 31, 2010, Mr. Van Valkenberg was vested in a total of 30,000 shares under his option agreement, with an exercise price of $6.00 per share. The remaining unvested options held by Mr. Van Valkenberg were forfeited effective as of August 1, 2010.

Outstanding Equity Awards at December 31, 2009

The following table sets forth information regarding equity awards held by our named executive officers as of December 31, 2009:

	Option Awards
	Number of	Number of
	Securities	Securities
	Underlying	Underlying
	Unexercised	Unexercised Options	Option
	Options	That Have Not	Exercise	Option
Name	Exercisable (#)(1)	Vested (#)	Price ($)	Expiration Date

Stephen T. Winn	—	—	—	—
Chairman of the Board and Chief Executive Officer
Timothy J. Barker	125,000	—	$2.00	10/27/2015
Chief Financial Officer and Treasurer	37,500	12,500	2.50	12/15/2016
	32,812	42,188	7.00	3/1/2018
	23,437	101,563	6.00	2/26/2019
Dirk D. Wakeham	78,125	46,875	3.00	4/12/2017
President	32,812	42,188	7.00	3/1/2018
	18,750	81,250	6.00	2/26/2019
Ashley Chaffin Glover	100,000	—	2.00	3/3/2015
Executive Vice President, Multifamily	25,000	—	2.00	12/13/2015
Solutions	18,750	6,250	2.50	12/15/2016
	21,875	28,125	7.00	3/1/2018
	18,750	81,250	6.00	2/26/2019
William E. Van Valkenberg	7,500	142,500	6.00	9/28/2019
Chief Legal Officer and Secretary(2)

(1)	The listed stock options were granted under our 1998 Stock Incentive Plan. Stock options granted to Ms. Chaffin Glover and Messrs. Barker and Wakeham vest ratably over 16 quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable vesting date, and the stock option granted to Mr. Van Valkenberg vests with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and the remaining 25% of the on the first day of the next following calendar quarter, subject to continued service through each applicable date.

(2)	Pursuant to the terms of his option agreement, when Mr. Van Valkenberg ceased to be a service provider, the unvested portion of his option immediately terminated, and Mr. Van Valkenberg had a period of 90 days following the date he ceased to be a service provider in which to exercise any options that were vested at such date. Pursuant to the terms of his Employment Release Agreement dated June 8, 2010, Mr. Van Valkenberg ceased to be a service provider on July 31, 2010. As of July 31, 2010, Mr. Van Valkenberg was vested in a total of 30,000 shares under his option agreement, with an exercise price of $6.00 per share. The remaining unvested options were forfeited effective as of August 1, 2010.

Option Exercises and Stock Vested

None of our named executive officers exercised their outstanding stock options during 2009.

Pension Benefits and Nonqualified Deferred Compensation

We do not provide a pension plan for our employees and none of our named executive officers participated in a nonqualified deferred compensation plan during the year ended December 31, 2009.

Employment Agreements

The following descriptions of the terms of the employment agreements with our named executive officers are intended as a summary only and are qualified in their entirety by reference to the employment agreements filed as exhibits to the registration statement of which this prospectus is a part.

Stephen T. Winn

We entered into an employment agreement with Stephen T. Winn, our Chief Executive Officer and Chairman of the Board, on December 30, 2003. The employment agreement with Mr. Winn provides for a base salary at a rate not less than $265,000 per year until December 31, 2003 and thereafter at a rate not less than $275,000 per year with a target annual bonus of not less than 50% of his base salary and a potential maximum annual bonus of up to 100% of his base salary based on the achievement of performance criteria established by our compensation committee. Mr. Winn’s current base salary is $400,000 and target annual bonus is 100% of his annual base salary with a potential maximum annual bonus of up to 200% of his annual base salary.

Mr. Winn is entitled to four weeks paid vacation per year, is eligible to participate in all employee welfare benefits plans and other benefit programs made available generally to our employees or senior executives and is reimbursed for all reasonable business expenses including travel by private aircraft for business purposes of up to $150,000 per year. Additionally, we will make available to Mr. Winn all fringe benefits and perquisites that are made available to other senior executives. Mr. Winn also receives a limited number of additional benefits and perquisites described under “Executive Compensation — Compensation Components — Perquisites.” As part of his employment, Mr. Winn is entitled to payments upon termination of his employment in certain circumstances as described below under “Executive Compensation — Potential Payments Upon Termination or Change in Control — Arrangements with Stephen T. Winn.” Our employment agreement with Mr. Winn, among other things, also includes confidentiality provisions and non-competition, non-interference and non-disparagement obligations during his employment and for a three-year period following termination.

Timothy J. Barker

We entered into an employment agreement with Timothy J. Barker, our Chief Financial Officer and Treasurer, on October 31, 2005. On October 27, 2005, in accordance with the terms of his employment agreement, Mr. Barker was granted an option to purchase 250,000 shares of our common stock at an exercise price of $2.00. The stock option vests in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date. We subsequently amended the employment agreement with Mr. Barker on January 1, 2010. As amended, the employment agreement with Mr. Barker provides for a base salary at a rate not less than $350,000 per year effective January 1, 2010. Under the terms of his amended employment agreement, Mr. Barker is eligible to receive a target annual bonus of 50% of his base salary and a potential maximum annual bonus of up to 100% of his base salary based on the achievement of performance criteria established by our compensation committee. Mr. Barker’s current base salary is $350,000 and target annual bonus is 50% of his annual base salary with a potential maximum annual bonus of up to 100% of his annual base salary. On February 25, 2010, in accordance with the terms of his amended employment agreement, Mr. Barker was granted an option to purchase 175,000 shares of our common stock at an exercise price of $7.50. The stock option vests with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to Mr. Barker’s continued service through each applicable date.

Mr. Barker is entitled to three weeks paid vacation per year, is eligible to participate in all employee welfare benefits plans and other benefit programs made available generally to our employees or senior executives and is reimbursed for all reasonable business expenses. Additionally, we will make available to Mr. Barker all fringe benefits and perquisites that are made available to other senior executives. As part of his employment, Mr. Barker is also entitled to payments and other benefits upon termination of his employment in certain circumstances, and our stock option agreements with Mr. Barker provide for accelerated vesting in connection with certain change in control transactions, as described below under “Executive Compensation — Potential Payments Upon Termination or Change in Control — Arrangements with Timothy J. Barker.” Our amended employment agreement with Mr. Barker, among other things, also includes confidentiality provisions and non-competition, non-interference and non-disparagement obligations during his employment and for a one-year period following termination.

Dirk D. Wakeham

Multifamily Internet Ventures, LLC, which we acquired in April 2007, entered into an employment agreement with Dirk D. Wakeham, which was subsequently amended on April 12, 2007. Mr. Wakeham has served as our President since January 2010. As amended, the employment agreement with Mr. Wakeham provides for a base salary at a rate not less than $225,000 per year. Under the terms of his amended employment agreement, beginning in 2007, Mr. Wakeham is eligible to receive an annual bonus under the terms of our management incentive plan of 50% of his base salary for achievement of the management incentive plan at 100% and the potential to receive up to 100% of his base salary if the performance criteria stipulated in the management incentive plan is exceeded. Mr. Wakeham’s current base salary is $330,000 and target annual bonus is 62.5% of his annual base salary with a potential maximum annual bonus of up to 125% of his annual base salary. In addition, Mr. Wakeham received a one-time lump sum payment of $14,700 following the closing of our acquisition of Multifamily Internet Ventures, LLC, which amount represented the difference between the amount he was paid by Multifamily Internet Ventures, LLC, for the period from January 1, 2007 and April 12, 2007 and the amount he would have been paid during such period if he had been paid at the base salary specified in his employment agreement. On April 12, 2007, in accordance with the terms of his employment agreement, Mr. Wakeham was granted an option to purchase 125,000 shares of our common stock at an exercise price of $3.00. The stock option vests in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date.

Mr. Wakeham is entitled to three weeks paid vacation per year, is eligible to participate in all employee welfare benefits plans and other benefit programs made available generally to our employees or senior executives and is reimbursed for all reasonable business expenses. Additionally, we will make available to Mr. Wakeham all fringe benefits and perquisites that are made available to other senior executives. As part of his employment, Mr. Wakeham is also entitled to certain payments upon termination of his employment in certain circumstances as described below under “Executive Compensation — Potential Payments Upon Termination or Change in Control — Arrangements with Our Other Named Executive Officers.” Our employment agreement with Mr. Wakeham, among other things, also includes confidentiality provisions and non-interference and non-disparagement obligations during his employment and for a period of 24 months following termination.

Ashley Chaffin Glover

We entered into an employment agreement with Ashley Chaffin Glover on March 3, 2005. Ms. Chaffin Glover has served as our Executive Vice President, Multifamily Solutions since January 2010. The employment agreement with Ms. Chaffin Glover provides for a base salary at a rate not less than $150,000 per year. Under the terms of her employment agreement, beginning in 2005, Ms. Chaffin Glover is eligible to receive a target annual bonus of 40% of her base salary and a potential maximum annual bonus of up to 80% of her base salary based on the achievement of performance criteria established by our compensation committee. Ms. Chaffin Glover’s annual bonus opportunity for 2005 was prorated for the portion of 2005 that she was employed by us. Ms. Chaffin Glover’s current base salary is $320,000 and target annual bonus is 50% of her annual base salary with a potential maximum annual bonus of up to 100% of her annual base salary. On March 3, 2005, in accordance with the terms of her employment agreement, Ms. Chaffin Glover was granted an option to purchase 100,000 shares of our common stock at an exercise price of $2.00. The stock option vests in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date.

Ms. Chaffin Glover is entitled to three weeks paid vacation per year, is eligible to participate in all employee welfare benefits plans and other benefit programs made available generally to our employees or senior executives and is reimbursed for all reasonable business expenses. Additionally, we will make available to Ms. Chaffin Glover all fringe benefits and perquisites that are made available to other senior executives. As part of her employment, Ms. Chaffin Glover is also entitled to certain payments upon termination of her employment in certain circumstances as described below under “Executive Compensation — Potential Payments Upon Termination or Change in Control — Arrangements with Our Other Named Executive Officers.” Our employment agreement with Ms. Chaffin Glover, among other things, also includes confidentiality provisions and non-competition, non-interference and non-disparagement obligations during her employment and for a one-year period following termination.

William E. Van Valkenberg

We entered into an employment agreement with William E. Van Valkenberg, Chief Legal Officer and Secretary, on September 24, 2009. The employment agreement with Mr. Van Valkenberg provided for a base salary at a rate not less than $300,000 per year. Under the terms of his employment agreement, beginning in 2009, Mr. Van Valkenberg was eligible to receive an annual bonus under the terms of our management incentive plan of 50% of his base salary for achievement of the management incentive plan at 100% and the potential to receive up to 100% of his base salary if the performance criteria for this potential is achieved as set forth in the management incentive plan. Mr. Van Valkenberg’s annual bonus opportunity under the 2009 Management Incentive Plan was subject to proration based on the actual number of days he was employed by us during the year. Mr. Van Valkenberg’s annual base salary was $300,000 prior to his termination and his target annual bonus was 50% of his annual base salary with a potential maximum annual bonus of up to 100% of his annual base salary. In addition, Mr. Van Valkenberg was reimbursed up to $125,000 for relocation expenses (excluding payment of commissions or other costs associated with buying or selling a home) associated with his relocation to Dallas, Texas. Prior to his relocation to Dallas, Texas, we also paid for a furnished two bedroom apartment within proximity to our office for Mr. Van Valkenberg’s use and reimbursed travel expenses for him and his spouse in accordance with our standard travel policy. On September 28, 2009, in accordance with the terms of his employment agreement, Mr. Van Valkenberg was granted an option to purchase 150,000 shares of our common stock at an exercise price of $6.00. The stock option vested with respect to 5% of the shares subject to the stock option on each of October 1, 2009, January 1, 2010, April 1, 2010 and July 1, 2010. As of July 31, 2010, Mr. Van Valkenberg was vested in a total of 30,000 shares under his option agreement. The remaining unvested options were forfeited effective as of August 1, 2010. Mr. Van Valkenberg was entitled to three weeks paid vacation per year, was eligible to participate in all employee welfare benefits plans and other benefit programs made available generally to our employees or senior executives and was reimbursed for all reasonable business expenses. Additionally, we made available to Mr. Van Valkenberg all fringe benefits and perquisites that are made available to other senior executives. As part of his employment, Mr. Van Valkenberg was also entitled to certain payments upon termination of his employment in certain circumstances as described below under “Executive Compensation — Potential Payments Upon Termination or Change in Control — Arrangements with Our Other Named Executive Officers.” Our employment agreement with Mr. Van Valkenberg, among other things, also included confidentiality provisions and non-competition, non-interference and non-disparagement obligations during his employment and for a period of six months following termination. Mr. Van Valkenberg’s employment with us ended and he ceased to be an executive officer effective as of May 11, 2010 and ceased to be a service provider as of July 31, 2010. On June 8, 2010, we entered into an Employment Release Agreement with Mr. Van Valkenberg which is described in “Certain Relationships and Related Party Transactions — Employment Arrangements and Indemnification Agreements.”

Prior to entering into the employment agreement with Mr. Van Valkenberg, we entered into a consulting agreement with Mr. Van Valkenberg on June 28, 2009. Under the consulting agreement, Mr. Van Valkenberg performed legal consulting services for us on a project-by-project basis in exchange for consulting fees in the amount of $1,000 per day. In addition, Mr. Van Valkenberg was entitled to reimbursement for his reasonable out-of-pocket expenses related to the consulting services. The consulting agreement with Mr. Van Valkenberg, among other things, included confidentiality and intellectual property assignment provisions and employee non-solicitation obligations during the consulting period and for a period of 12 months following termination.

Potential Payments upon Termination or Change in Control

Our employment agreements with our named executive officers provide for payments in the event of termination of employment in certain circumstances, and our stock option agreements with Mr. Barker provide for accelerated vesting in connection with certain change in control transactions. In addition, all outstanding stock options granted to our named executive officers would become 100% vested upon the named executive officer’s death or disability (as defined in Section 22(e)(3) of the Internal Revenue Code) pursuant to the terms of our 1998 Stock Incentive Plan. The descriptions and tables that follow describe the payments and benefits that we would owe to each of our named executive officers, pursuant to the applicable employment and stock option agreements with our named executive officers and our 1998 Stock Incentive Plan, and are qualified in their entirety by reference to the relevant agreements and our 1998 Stock Incentive Plan filed as exhibits to the registration statement of which this prospectus is a part.

Definition of “Cause”

Under the employment agreements with our named executive officers, “Cause” is generally defined as the occurrence of any of the following events:

•	conviction for criminal acts;

•	making a materially false statement to our auditors or legal counsel;

•	falsification of any corporate document or form;

•	any material breach by the named executive officer of his or her material obligations to us or of any published company policy;

•	any material breach by the named executive officer of the provisions of his or her employment agreement;

•	making a material misrepresentation of fact or omission to disclose material facts in relation to transactions occurring in our business and financial matters; and

•	continued performance of his or her duties in an incompetent, unprofessional, unsuccessful, insubordinate or negligent manner.

Pursuant to the terms of their employment agreements, certain of our named executive officers have the ability to cure one or more of the foregoing breaches prior to termination, generally within ten days after receipt of written notice of breach.

Definition of Good Reason

Under the terms of the employment agreements of our named executive officers, “Good Reason” is generally defined as any material failure on our part to comply with any of our material obligations under the employment agreement, which failure has not been cured within ten calendar days after written notice has been given to us. Additionally, the employment agreement with Mr. Winn further provides that our failure to continue his status as President and Chief Executive Officer or to accord him the powers, duties, reporting responsibilities and perquisites contemplated in his employment agreement shall constitute good reason.

Definition of Disability

Under our employment agreements with each of our named executive officers, we may terminate the named executive officer’s employment for “disability” if, as a result of the named executive officer’s incapacity due to physical or mental illness, he or she has been absent from his or her duties on a full-time basis for (i) a period of six consecutive months or (ii) for shorter periods aggregating six months during any 12-month period.

Arrangements with Stephen T. Winn

Pursuant to our employment agreement with Mr. Winn, in the event of his termination by reason of death or disability, Mr. Winn is entitled to receive salary continuation payments in an aggregate amount equal to 50% of his current salary in six equal monthly installments and a lump sum cash payment equal to any earned but unpaid salary and bonus and any accrued but unused vacation.

In addition, except in the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, or cessation of our business in the ordinary course for any reason, if Mr. Winn’s employment is terminated by us without cause or by Mr. Winn for good reason, Mr. Winn is entitled to a lump sum payment equal to 150% of his annual base salary payable within five days of his termination and 100% of his target annual bonus for the year payable after the year end based on achievement of any criteria or conditions to payment that are contingent on our earnings or other financial performance for the year.

Arrangements with Timothy J. Barker

Pursuant to our amended employment agreement with Mr. Barker, in the event of termination by reason of death or disability, by us without cause or by Mr. Barker for good reason, Mr. Barker is entitled to receive salary continuation payments in an aggregate amount equal to 50% of his current annual salary in six equal monthly installments and a lump sum cash payment equal to any earned but unpaid salary and bonus and any accrued but unused vacation as of the termination date. In the event such termination occurs within twelve months following the consummation of a “business combination transaction,” the salary continuation payments to Mr. Barker would be increased to an aggregate amount equal to 100% of his annual base salary payable in twelve equal monthly installments under the terms of his amended employment agreement. The salary continuation payments are conditioned upon Mr. Barker executing a full release and covenant not to sue on or before the thirtieth day following his termination.

Additionally, the stock option agreements related to our stock option grants to Mr. Barker on February 26, 2009, February 29, 2008, December 15, 2006 and October 27, 2005 provide that 100% of the unvested options subject to the agreements will fully vest upon a “business combination transaction.” The stock option agreement related to our stock option grant to Mr. Barker on February 25, 2010 provides that 50% of the unvested options subject to the agreement will fully vest upon a “business combination transaction” and 100% of the unvested options subject to the agreement will fully vest if Mr. Barker ceases to be a service provider for any reason other than for Cause (as defined in Mr. Barker’s amended employment agreement) within one year of the consummation of a “business combination transaction.”

For purposes of Mr. Barker’s amended employment agreement and stock option agreements, a “business combination transaction” is defined to include our merger with or into another entity where we are not the surviving entity, our dissolution, the sale of all or substantially all our assets and the transfer of beneficial ownership representing 40% or more of the voting power of our then outstanding securities to a person or group other than Seren Capital, Ltd., Stephen T. Winn, affiliates of Stephen T. Winn and a trustee or other fiduciary holding securities under one of our employee benefit plans.

Arrangements with Our Other Named Executive Officers

Pursuant to our employment agreements with each of Ms. Chaffin Glover and Messrs. Van Valkenberg and Wakeham, in the event of termination by reason of death or disability, by us without cause or by the named executive officer for good reason, each of these named executive officers is entitled to receive salary continuation payments in an aggregate amount equal to 50% of their current annual salary and a lump sum cash payment equal to any earned but unpaid salary and bonus and any accrued but unused vacation as of the termination date. The salary continuation payments to Ms. Chaffin Glover are payable in twelve equal monthly installments at an amount per installment equal to one twenty-fourth of Ms. Chaffin Glover’s current annual salary. The salary continuation payments to Messrs. Van Valkenberg and Wakeham are payable in six equal monthly installments at an amount per installment equal to one-twelfth of the named executive officer’s current annual salary. The salary continuation payments are conditioned upon the named executive officer executing a full release and covenant not to sue on or before the thirtieth day following termination.

The following table provides the total dollar value of the compensation that would be paid to each of our named executive officers assuming a change in control or the termination of his or her employment in certain defined circumstances on December 31, 2009, pursuant to the arrangements described above:

										Termination on
										Death or
										Disability or
										Without Cause
										or Good Reason
						Termination				Within 12 Months of a
				Termination on		without		Business		Business
		Death or		Death or		Cause or for		Combination		Combination
Named Executive Officer	Compensation	Disability		Disability		Good Reason		Transaction		Transaction

Stephen T. Winn	Severance Payment	—		—		$600,000	(1)	—		—
	Salary Continuation	—		$200,000		—		—		—
	Bonus	—		—		300,000	(1),(2)	—		—

	Total	—		$200,000		$900,000		—

Timothy J. Barker	Salary Continuation	—		$157,500	(3)	$157,500	(3)	—		$315,000	(6)
	Option Acceleration	$39,500	(4)	—		—		$39,500	(5),(6)	—

	Total	$39,500		$157,500		$157,500		$39,500		$315,000

Dirk D. Wakeham	Salary Continuation	—		$150,000		$150,000		—		—
	Option Acceleration	$124,688	(4)	—		—		—		—

	Total	$124,688		$150,000		$150,000		—		—

Ashley Chaffin Glover	Salary Continuation	—		$150,000		$150,000		—		—
	Option Acceleration	$19,750	(4)	—		—		—		—

	Total	$19,750		$150,000		$150,000		—		—

William E. Van Valkenberg(7)	Salary Continuation	—		$150,000		$150,000		—		—
	Option Acceleration	—		—		—		—		—

	Total	—		$150,000		$150,000		—		—

(1)	Amount would not be paid in the event of Mr. Winn’s termination in connection with our liquidation, dissolution or winding up, whether voluntary or involuntary, or cessation of our business in the ordinary course for any reason.

(2)	Value represents target bonus for Mr. Winn for 2009. Subject to achievement of any criteria or conditions to the payment of Mr. Winn’s target bonus which are contingent on our earnings or other financial performance for the year.

(3)	Amount of salary continuation payment if termination is not within twelve months following the consummation of a business combination transaction.

(4)	Value represents the gain our named executive officers would receive, calculated as the positive difference between our stock price on December 31, 2009 and the exercise price of the named executive officer’s unvested options subject to acceleration upon the named executive officer’s death or disability pursuant to our 1998 Stock Incentive Plan. On December 31, 2009, our stock price was $5.66.

(5)	Value represents the gain Mr. Barker would receive, calculated as the positive difference between our stock price on December 31, 2009 and the exercise price of Mr. Barker’s unvested options subject to acceleration upon a business combination transaction pursuant to the terms of certain of his stock option agreements with us. On December 31, 2009, our stock price was $5.66.

(6)	Amount reflects payments that would have been made pursuant to Mr. Barker’s employment agreement, as amended on January 1, 2010, if the amended employment agreement had been in effect on December 31, 2009 in order to provide meaningful, current information.

(7)	Mr. Van Valkenberg’s employment with us ended and he ceased to be an executive officer effective as of May 11, 2010. On June 8, 2010, we entered into an Employment Release Agreement with Mr. Van Valkenberg which is described in “Certain Relationships and Related Party Transactions — Employment Arrangements and Indemnification Agreements.” Under the Release Agreement, we will pay Mr. Van Valkenberg cash payments of up to approximately $185,000.

Employee Benefit Plans

Amended and Restated 1998 Stock Incentive Plan

Our Amended and Restated 1998 Stock Incentive Plan, or our 1998 Stock Incentive Plan, was first adopted by our board of directors on November 24, 1998 and approved by our stockholders on November 24, 1998. Our 1998 Stock Incentive Plan provided for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code to our employees and any parent and subsidiary corporations’ employees, and for the grant of non-qualified stock options, stock appreciation rights, restricted stock and performance units to our employees and consultants and any parent and subsidiary corporations’ employees and consultants.

In February 2010, our board of directors terminated our ability to make grants under our 1998 Stock Incentive Plan effective upon the closing of our initial public offering. However, our 1998 Stock Incentive Plan continues to govern the terms and conditions of all outstanding equity awards granted under our 1998 Stock Incentive Plan. As of September 30, 2010, options to purchase 9,244,357 shares of common stock were outstanding under our 1998 Stock Incentive Plan.

Our compensation committee administers our 1998 Stock Incentive Plan. Under our 1998 Stock Incentive Plan, our compensation committee has the power to determine the terms of the awards, including the employees and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the manner of payment of the exercise price of the award. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be increased or reduced, outstanding awards may be surrendered or cancelled in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

With respect to all stock options granted under the 1998 Stock Incentive Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant and the term of an option may not exceed ten years, except that with respect to incentive stock options granted to any participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date.

After termination of an employee or consultant, he or she may exercise his or her option for the period of time stated in the option agreement, or if not so stated, for 30 days following termination in the case of an employee holding options or stock appreciation rights granted before February 22, 2008, for 90 days following termination in the case of an employee holding options or stock appreciation rights granted on or after February 22, 2008 and for 30 days following termination in the case of a consultant holding options or stock appreciation rights. If termination of an employee is due to disability or death, the option will become 100% vested and will remain exercisable for 12 months after the date of such employee’s death or disability, but in no event later than the date on which the option or stock appreciation right terminates. Notwithstanding the foregoing, our compensation committee may provide for more restrictive periods of exercise or for forfeiture of awards or cash or common stock received pursuant to awards if an employee is terminated for cause or commits enumerated actions harmful to our interests within one year following a voluntary termination.

Restricted stock grants may be made alone, in addition to or in tandem with other awards granted under our 1998 Stock Incentive Plan. Restricted stock grants are grants of shares of our common stock subject to forfeiture restrictions that lapse in accordance with terms and conditions established by our compensation committee. Our compensation committee determines the number of shares subject to a restricted stock grant to any employee or consultant and may impose whatever conditions to the lapse of forfeiture restrictions it determines to be appropriate. Unless our compensation committee determines otherwise, shares subject to restricted stock grants that are still subject to forfeiture restrictions upon termination of the purchaser’s service with us are automatically forfeited. However, unless provided otherwise in the agreement relating to a restricted stock grant, forfeiture restrictions shall lapse with respect to restricted stock grants made to an employee upon such employee’s death, disability, or retirement from active employment at or after age 65.

Our 1998 Stock Incentive Plan provides that upon the occurrence of a “business combination transaction,” each option, stock appreciation right and performance unit will terminate upon the effective date of such transaction (provided that holders of vested stock appreciation rights will receive cash equal to the amount they would have received upon exercise of the vested right and holders of performance units will receive the prorated value of such unit as if all applicable performance objectives had been met) and all forfeiture restrictions applicable to restricted stock grants shall continue in full force and effect, unless otherwise provided in the agreement relating to an award or the provision of substitute securities of another corporation arising without the necessity of the action of our board of directors is made in connection with the transaction. Our 1998 Stock Incentive Plan defines “business combination transactions” to include our merger with or into another corporation, our dissolution, the sale of substantially all of our assets and the transfer of beneficial ownership of securities representing 40% or more of the voting power of our then outstanding securities to a person or group other than Seren Capital, Ltd., Stephen T. Winn, affiliates of Stephen T. Winn and a trustee or other fiduciary holding securities under one of our employee benefit plans.

Unless our compensation committee otherwise provides in the agreement governing a non-qualified stock option, non-qualified stock options or stock appreciation rights granted before September 28, 2009, may be transferred by the holder to members of the holder’s immediate family, trusts for the benefit of such immediate family members and partnerships in which such immediate family members are the only partners, provided that no consideration is provided for the transfer. Incentive stock options and performance units granted before September 28, 2009 and all awards granted on and after September 28, 2009 under the 1998 Stock Incentive Plan, unless determined otherwise by our compensation committee, are generally not transferable other than by will or the laws of descent and distribution, and may be exercised only during the lifetime of the participant and only by such participant.

2010 Equity Incentive Plan

Our board of directors adopted our 2010 Equity Incentive Plan on February 26, 2010 to be effective upon completion of our initial public offering subject to the approval of our stockholders. Our stockholders approved the 2010 Equity Incentive Plan on July 22, 2010 and our 2010 Equity Incentive Plan became effective on August 17, 2010. Our 2010 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

At September 30, 2010, options to purchase 6,500 shares of our common stock were outstanding and 3,203,433 shares of common stock were reserved for issuance under our 2010 Equity Incentive Plan (including an aggregate of 709,933 shares of common stock which were reserved for future issuance under our 1998 Stock Incentive Plan and were added to the shares reserved under our 2010 Equity Incentive Plan upon its effectiveness or were subject to the stock options or similar awards under the 1998 Stock Incentive Plan that expired or otherwise terminated after the 2010 Equity Incentive Plan became effective). The total number of shares of our common stock reserved under our 2010 Equity Incentive Plan will be increased by any shares subject to stock options or similar awards granted under the 1998 Stock Incentive Plan that expire or otherwise terminate without having been exercised in full and shares issued pursuant to awards granted under the 1998 Stock Incentive Plan that are forfeited to or repurchased by us up to a maximum of 10,126,314 shares including the 709,933 shares referenced above. In addition, our 2010 Equity Incentive Plan provides for annual increases in the number of shares available for issuance thereunder on the first day of each fiscal year, beginning with our 2011 fiscal year, equal to the lesser of:

•	10,000,000 shares of our common stock;

•	5.0% of our outstanding shares on the last day of the immediately preceding fiscal year; or

•	such other amount as our board of directors may determine.

If an award expires or becomes unexercisable without having been exercised in full, is surrendered pursuant to an exchange program, or, with respect to restricted stock, restricted stock units, performance shares or performance units, is forfeited to or repurchased by us, the unpurchased shares (or for awards other than options and stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under our 2010 Equity Incentive Plan. Upon exercise of a stock appreciation right settled in shares, only shares actually issued pursuant to the stock appreciation right will cease to be available under our 2010 Equity Incentive Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under our 2010 Equity Incentive Plan. Shares that have actually been issued under our 2010 Equity Incentive Plan under any award will not be returned to our 2010 Equity Incentive Plan and will not become available for future distribution under our 2010 Equity Incentive Plan; provided, however, that if shares of restricted stock, restricted stock units, performance shares or performance units are repurchased by us or are forfeited to us, such shares will become available for future grant under our 2010 Equity Incentive Plan. To the extent an award is paid out in cash rather than stock, such cash payment will not reduce the number of shares available for issuance under our 2010 Equity Incentive Plan.

If we declare a dividend or other distribution or engage in a recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of shares or other securities of the Company, or other change in the corporate structure of the Company affecting our shares, the administrator will adjust the (i) number and class of shares available for issuance under our 2010 Equity Incentive Plan, (ii) number, class and price of shares subject to outstanding awards, and (iii) specified per-person limits on awards to reflect the change.

Our board of directors or a committee of our board administers our 2010 Equity Incentive Plan. To the extent the administrator determines it desirable to qualify awards granted under our 2010 Equity Incentive Plan as “performance based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m) of the Internal Revenue Code. The administrator has the power to select the employees, consultants and directors who will receive awards, to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be increased or reduced, outstanding awards may be surrendered or cancelled in exchange for awards with a higher or lower exercise price, or outstanding awards may be transferred to a third party.

The exercise price of options granted under our 2010 Equity Incentive Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock as of the grant date, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the terms of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2010 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights granted under our 2010 Equity Incentive Plan must at least be equal to 100% of the fair market value of our common stock on the date of grant. Stock appreciation rights expire under the same rules that apply to stock options.

Restricted stock may be granted under our 2010 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any service provider. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Our 2010 Equity Incentive Plan provides for an automatic grant to outside directors of a nondiscretionary award of restricted stock on April 1 of each year, beginning in 2011, equal to $50,000 in value on the grant date (rounded up to the nearest whole share). This automatic restricted stock award will be issued for no cash consideration and will be forfeited and automatically transferred to and reacquired by us at no cost if the director ceases services as a member of our board of directors. This forfeiture provision will lapse as to 5% of the award on the first day of each calendar quarter for 15 consecutive calendar quarters beginning on first day of the calendar quarter immediately following the date of grant, and as to the remaining 25% of the award on the first day of the calendar quarter immediately following such fifteenth consecutive quarter, subject to the grantee’s continued service as a director through each such date.

Restricted stock units may be granted under our 2010 Equity Incentive Plan. Restricted stock units are awards that will result in a payment to a participant at the end of a specified period only if performance goals established by the administrator are achieved or the award otherwise vests. The administrator may impose whatever conditions to vesting, restrictions and conditions to payment it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals, on the continuation of service or employment or any other basis determined by the administrator. Payments of earned restricted stock units may be made, in the administrator’s discretion, in cash or with shares of our common stock, or a combination thereof.

Performance units and performance shares may be granted under our 2010 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares shall have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Unless the administrator provides otherwise, our 2010 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. In addition, the administrator may grant awards providing for the forfeiture of the award and/or the forfeiture of the underlying shares or proceeds from the sale of such shares received by the recipient under such award if the recipient voluntarily terminates his or her service relationship with us and, within a specified period thereafter, engages in certain actions that are in competition with or harmful to our interests, or the recipient is terminated by us for cause.

Our 2010 Equity Incentive Plan provides that in the event of our change in control, as defined in the 2010 Equity Incentive Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all awards with performance-based vesting will have all performance goals deemed achieved at 100% of target levels and all other terms and conditions met and the awards will become fully exercisable. The administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights that are not assumed or substituted in the change in control will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse and all performance goals or other vesting requirements for performance shares and units will be deemed achieved and all other terms and conditions met.

Our 2010 Equity Incentive Plan will automatically terminate in 2020, unless we terminate it sooner. In addition, our board of directors has the authority to amend, alter, suspend or terminate the 2010 Equity Incentive Plan provided such action does not impair the rights of any participant without the written consent of such participant.

401(k) Retirement Plan

We maintain a 401(k) plan which covers substantially all of our employees. The 401(k) plan is an essential part of the retirement package needed to attract and retain employees in our industry. The 401(k) plan permits employees to contribute a portion of their compensation to the plan on a pre-tax basis, up to a 2010 statutory limit of $16,500. For employees 50 years of age or older, an additional catch-up contribution of $5,500 is allowable. We may provide a matching contribution, the amount of which is determined at our discretion. For 401(k) contributions made in calendar 2009, we matched an amount equal to 25% of each participant’s elective deferral, up to 6% of a participant’s compensation.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions of our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2007, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeded or exceeds $120,000 and in which any of our directors, executive officers, holders of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements with directors and executive officers, which are described where required in this prospectus under “Executive Compensation”, and the transactions described below.

Private Placement Financings

In February 2008, we sold 1,512,498 shares of our Series C Convertible Preferred Stock at a price of $9.00 per share for an aggregate price of $13,612,500, all of which were sold to investors that are our affiliates, including Timothy J. Barker, Apax Excelsior VI, L.P. and affiliated entities, or the Apax Funds, and Camden Strategic Fund III, L.P. and affiliated entities, or the Camden Funds. The Camden Funds are not affiliated with Camden Property Trust.

Registration Rights Agreement

In connection with our Series C financing described above, we entered into a Second Amended and Restated Registration Rights Agreement, or the Registration Rights Agreement, with several of our significant stockholders and affiliates, including Stephen T. Winn and entities affiliated with Mr. Winn, Timothy J. Barker, the Apax Funds, individuals affiliated with the Apax Funds, the Camden Funds, individuals affiliated with the Camden Funds, Advance Capital Partners, L.P. and affiliated entities, or the Advance Capital Funds, and individuals affiliated with the Advance Capital Funds, including one of our directors, Jeffrey T. Leeds. Pursuant to this agreement, we granted such stockholders certain registration rights with respect to shares of our common stock issuable upon conversion of the shares of preferred stock held by them, shares of our common stock issuable upon exercise of certain warrants held by them and shares of our common stock then held or thereafter acquired by such stockholders. For more information regarding the Registration Rights Agreement, see “Description of Capital Stock — Registration Rights.”

2010 Shareholders Agreement

In June 2010, we entered into a Fifth Amended and Restated Shareholders Agreement, or 2010 Shareholders Agreement, with several of our significant stockholders including Stephen T. Winn, individuals and entities affiliated with Mr. Winn, Timothy J. Barker, the Apax Funds, individuals affiliated with the Apax Funds, the Camden Funds, individuals affiliated with the Camden Funds, the Advance Capital Funds and individuals affiliated with the Advance Capital Funds, including one of our directors, Jeffrey T. Leeds. The 2010 Shareholders Agreement, among other things:

•	provided for the voting of shares with respect to the constituency of our board of directors and our compensation committee and audit committee;

•	provided for the redemption, on certain terms and conditions, of all or any portion of the Series A Convertible Preferred Stock held by Advance Capital and its affiliates;

•	granted our preferred stockholders certain rights of first refusal and co-sale with respect to proposed transfers of our securities by certain stockholders;

•	granted our preferred stockholders a right of first offer with respect to sales of our shares by us, subject to specified exclusions (which exclusions are expected to include the sale of the shares pursuant to this prospectus); and

•	obligated us to deliver periodic financial statements to our major investors.

The 2010 Shareholders Agreement terminated upon completion of our initial public offering.

Stock Options

Certain stock option and restricted stock grants to our non-employee directors who are not affiliated with our major stockholders are described in “Management — Director Compensation.”

Certain stock option grants to our named executive officers are described in “Executive Compensation — Grants of Plan-Based Awards,” “Executive Compensation — Outstanding Equity Awards at December 31, 2009” and “Executive Compensation — Employment Agreements.”

In addition to those option grants, on February 29, 2008, we granted an option to purchase 150,000 shares of our common stock to Jason D. Lindwall at an exercise price of $7.00. The shares subject to the stock option vest in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date.

On February 26, 2009, we granted an option to purchase 50,000 shares of our common stock to Jason D. Lindwall at an exercise price of $6.00. The shares subject to the stock option vest in equal quarterly installments over 16 consecutive quarters commencing on the first day of the calendar quarter immediately following the grant date, subject to continued service through each applicable date.

On February 25, 2010, we granted options to purchase 175,000, 112,500, 25,000 and 150,000 shares of our common stock to Timothy J. Barker, Ashley Chaffin Glover, Jason D. Lindwall and Dirk D. Wakeham, respectively, at an exercise price of $7.50. Such stock options vest with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date. Our stock option agreement with Mr. Barker related to his stock option grant on February 25, 2010 provides for accelerated vesting in connection with certain change in control transactions as described under “Executive Compensation — Potential Payments on Termination or Change in Control — Arrangements with Timothy J. Barker.”

On May 12, 2010, we granted options to purchase 225,000 shares of our common stock to Margot Lebenberg at an exercise price of $8.00. Such stock options vest with respect to 5% of the shares subject to the stock option each quarter commencing on the first day of the calendar quarter immediately following the grant date for 15 consecutive quarters and, with respect to the remaining 25% of the shares subject to the stock option, on the first day of the next following calendar quarter, subject to continued service through each applicable date. Our stock option agreement with Ms. Lebenberg related to this stock option grant provides for accelerated vesting in certain circumstances. In the event Ms. Lebenberg ceases to be a service provider other than for Cause (as defined in our employment agreement with Ms. Lebenberg dated May 12, 2010), then unvested options subject to the agreement in an amount equal to the difference between 50,000 and Ms. Lebenberg’s then current vested options under the agreement will vest on the date Ms. Lebenberg ceases to be a service provider. Additionally, 50% of the unvested options subject to the agreement will fully vest upon a “business combination transaction” (as defined in our 1998 Stock Incentive Plan) and 100% of the unvested options subject to the agreement will fully vest if Ms. Lebenberg ceases to be a service provider for any reason other than for Cause (as defined in our employment agreement with Ms. Lebenberg) within one year of the consummation of a “business combination transaction.”

Employment Arrangements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers that include, among other things, compensation terms, provisions regarding payments upon termination in certain circumstances and confidentiality and non-competition provisions. The employment agreements with our named executive officers are described under “Executive Compensation — Employment Agreements.”

Employment Release Agreement with William Van Valkenberg

On June 8, 2010, we entered into an Employment Release Agreement with William Van Valkenberg, our former Chief Legal Officer. Pursuant to the Employment Release Agreement:

•	Mr. Van Valkenberg’s employment with us terminated on May 11, 2010;

•	from May 11, 2010 through July 31, 2010, Mr. Van Valkenberg continued to serve as a consultant to us providing consulting services as specifically requested;

•	Mr. Van Valkenberg’s options continued to vest through July 31, 2010 and such vested options to purchase 30,000 shares were exercisable through October 29, 2010 and were exercised in full prior to that date;

•	we paid Mr. Van Valkenberg $5,000 for relocation expenses and reimbursed him $14,395.16 for rent due for the balance of the term of his apartment rental in Dallas, Texas;

•	we paid Mr. Van Valkenberg his base salary for a period of six months following May 11, 2010 and up to 40 hours of his accrued and unused vacation balance plus an additional payment of $10,000 for May 31, 2010;

•	to the extent permitted by law, we will indemnify Mr. Van Valkenberg for judgments, fines, settlement payments and expenses in any claim or proceeding to which he is made a party by reason of his performance of the consulting services contemplated by the Employment Release Agreement; and

•	in consideration of the Employment Release Agreement and all payments and benefits paid or accorded to Mr. Van Valkenberg under the Employment Release Agreement, Mr. Van Valkenberg releases us, and our past and present parents, affiliates, subsidiaries, benefit plans, directors, officers, fiduciaries, employees, agents, attorneys, successors and assigns from all claims related in any way to his employment with or separation from us, whether known or unknown or hereafter arising, from the beginning of time up to and including the date of the Employment Release Agreement.

This is not a complete description of the Employment Release Agreement and is qualified by the full text of the Employment Release Agreement with Mr. Van Valkenberg filed as an exhibit to the registration statement of which this prospectus is a part.

Employment Agreement with Margot Lebenberg

We entered into an employment agreement with Margot Lebenberg, Executive Vice President, Chief Legal Officer and Secretary, on May 12, 2010. The employment agreement with Ms. Lebenberg provides for a base salary at a rate not less than $315,000 per year. Under the terms of her employment agreement, beginning in 2010, Ms. Lebenberg is eligible to receive an annual bonus under the terms of our management incentive plan of 50% of her base salary for achievement of the management incentive plan at 100% and the potential to receive up to 100% of her base salary if the performance criteria for this potential is achieved as set forth in management incentive plan. Ms. Lebenberg’s annual bonus opportunity under the 2010 Management Incentive Plan is subject to proration based on the actual number of days she is employed by us during the year. Ms. Lebenberg’s current base salary is $315,000 and target annual bonus is 50% of her annual base salary with a potential maximum annual bonus of up to 100% of her annual base salary. Ms. Lebenberg is guaranteed to receive a minimum of 50% of her target annual bonus for the 12 months commencing July 19, 2010. In addition, Ms. Lebenberg will be reimbursed up to $50,000 for relocation expenses associated with her relocation to Dallas. Prior to her relocation to Dallas, Texas, we will pay for temporary housing for Ms. Lebenberg’s use and reimburse travel expenses for her and her household in accordance with our standard travel policy. We permitted Ms. Lebenberg to use our guaranteed purchase offer services for assistance in selling her home in New York, New York. Pursuant to this program, in June 2010, we paid approximately $0.9 million to an independent third-party relocation company, who in turn paid on our behalf $0.67 million in home equity proceeds to Ms. Lebenberg. In July 2010, we paid an additional $1.2 million to the independent third-party relocation company to acquire Ms. Lebenberg’s New York residence. On May 12, 2010, in accordance with the terms of her employment agreement, Ms. Lebenberg was granted an option to purchase

225,000 shares of our common stock at an exercise price of $8.00 as further described in “Certain Relationships and Related Party Transactions — Stock Options.” Ms. Lebenberg is entitled to three weeks paid vacation per year, is eligible to participate in all employee welfare benefits plans and other benefit programs and policies made available generally to our employees or senior executives and is reimbursed for all reasonable business expenses. Additionally, we will make available Ms. Lebenberg all fringe benefits and perquisites that are made available to other senior executives. If Ms. Lebenberg’s employment is terminated by reason of her death or disability, by us without cause or by Ms. Lebenberg for good reason, we are obligated to pay her or her estate, as the case may be, (i) 18 equal monthly installments of an amount equal to one-twelfth of her base salary per installment if such termination occurs within 12 months of May 12, 2010, (ii) 12 equal monthly installments of an amount equal to one-twelfth of her base salary per installment if such termination occurs within the period that is more than 12 months and up to 24 months after May 12, 2010 or within 12 months of a business combination transaction, and (iii) six equal monthly installments of an amount equal to one-twelfth of her base salary per installment if such termination occurs more than 24 months after May 12, 2010, plus, in each case, a lump sum cash payment equal to any earned but unpaid salary and bonus and any accrued but unused vacation as of the termination date. The salary continuation payments are conditioned upon Ms. Lebenberg executing a full release and covenant not to sue on or before the thirtieth day following her termination. Definitions of “cause”, “good reason” and “disability” in our employment agreement with Ms. Lebenberg are substantially the same as those set forth in “Executive Compensation — Potential Payments Upon Termination or Change in Control” and the definition of “business combination transaction” in our employment agreement with Ms. Lebenberg is substantially the same as set forth in “Executive Compensation — Potential Payments Upon Termination or Change in Control — Arrangements with Timothy J. Barker.” Our employment agreement with Ms. Lebenberg, among other things, also includes confidentiality provisions and non-competition, non-interference and non-disparagement obligations during her employment and for a period of six months following termination. This is not a complete description of the Employment Agreement and is qualified by the full text of the Employment Agreement with Ms. Lebenberg filed as an exhibit to the registration statement of which this prospectus is a part.

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements and the indemnification provisions included in our amended and restated certificate of incorporation and amended and restated bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. For further information, see “Executive Compensation — Limitations on Liability and Indemnification Matters.”

Other Transactions with our Significant Stockholders

On December 31, 2008, we declared and paid all dividends then accrued and unpaid on outstanding shares of our convertible preferred stock. We issued an aggregate of 8,147,441 shares of our common stock and promissory notes in an aggregate principal amount of $11,064,391.53 to our holders of convertible preferred stock in payment of this dividend, including 3,859,197 shares of our common stock and promissory notes in an aggregate principal amount of $4,631,043.20 to Stephen T. Winn and entities affiliated with Mr. Winn, 10,662 shares of our common stock and promissory notes in an aggregate principal amount of $33,482.44 to Timothy J. Barker, 3,037,167 shares of our common stock and promissory notes in an aggregate principal amount of $4,345,977.78 to the Apax Funds, 854,202 shares of our common stock and promissory notes in an aggregate principal amount of $1,025,047.60 to the Advance Capital Funds, 13,097 shares of our common stock and promissory notes in an aggregate principal amount of $15,718.77 to Jeffrey T. Leeds, one of our directors, and 347,081 shares of our common stock and promissory notes in an aggregate principal amount of $969,070.74 to the Camden Funds. We repaid all amounts outstanding under the promissory notes issued in payment of this dividend upon completion of our initial public offering.

On December 31, 2009, we declared and paid all dividends then accrued and unpaid on outstanding shares of our convertible preferred stock. We issued an aggregate of 1,418,669 shares of our common stock and cash in an aggregate amount of $2,515,832 to our holders of convertible preferred stock in payment of this dividend, including 654,352 shares of our common stock and cash in an aggregate amount of $785,225.56 to Stephen T. Winn and entities affiliated with Mr. Winn, 3,220 shares of our common stock and cash in an aggregate amount of $13,620.12 to Timothy J. Barker, 515,366 shares of our common stock and cash in an aggregate amount of $1,142,187.95 to the Apax Funds, 144,947 shares of our common stock and cash in an aggregate amount of $173,937.49 to the Advance Capital Funds, 2,222 shares of our common stock and cash in an aggregate amount of $2,667.08 to Jeffrey T. Leeds, one of our directors, and 92,734 shares of our common stock and cash in an aggregate amount of $387,332.82 to the Camden Funds.

On April 23, 2010, we declared and paid all dividends accrued and unpaid on outstanding shares of our Series A Convertible Preferred Stock, Series A1 Convertible Preferred Stock and Series B Convertible Preferred Stock through and including March 31, 2010. We issued an aggregate of 342,632 shares of our common stock and promissory notes in an aggregate principal amount of $435,226.65 to our holders of such series of convertible preferred stock in payment of this dividend, including 157,164 shares of our common stock and promissory notes in an aggregate principal amount of $188,600.07 to Stephen T. Winn and entities affiliated with Mr. Winn, 770 shares of our common stock and promissory notes in an aggregate principal amount of $1,849.50 to Timothy J. Barker, 125,321 shares of our common stock and promissory notes in an aggregate principal amount of $150,389.28 to the Apax Funds, 35,247 shares of our common stock and promissory notes in an aggregate principal amount of $42,296.88 to the Advance Capital Funds, 540 shares of our capital stock and promissory notes in an aggregate principal amount of $649.46 to Jeffrey T. Leeds, one of our directors, and 22,189 shares of our common stock and promissory notes in an aggregate principal amount of $48,825.77 to the Camden Funds. We repaid all amounts outstanding under the promissory notes issued in this dividend upon completion of our initial public offering.

On August 17, 2010, we paid all dividends accrued and unpaid on outstanding shares of our Series A Convertible Preferred Stock, Series A1 Convertible Preferred Stock and Series B Convertible Preferred Stock for the period from April 1, 2010 through August 17, 2010 in connection with the conversion of our convertible preferred stock and in accordance with the terms of our certificate of incorporation. We issued an aggregate amount of 524,204 shares of common stock and paid cash in an aggregate amount of $666,250 to our holders of such series of convertible preferred stock in payment of this dividend, including 241,820 shares of our common stock and cash in an aggregate amount of $290,190 to Stephen T. Winn and entities affiliated with Mr. Winn, 1,189 shares of our common stock and cash in an aggregate amount of $2,860 to Timothy J. Barker, 190,407 shares of our common stock and cash in an aggregate amount of $228,501 to Apax Funds, 53,552 shares of our common stock and cash in an aggregate amount of $64,266 to the Advance Capital Funds, 820 shares of our common stock and cash in an aggregate amount of $988 to Jeffrey T. Leeds, one of our directors, and 34,270 shares of our common stock and cash in an aggregate amount of $75,414 to the Camden Funds.

In 2007, 2008 and 2009, we reimbursed Seren Capital, Ltd., a significant stockholder and an entity controlled by Stephen T. Winn, approximately $87,000, $34,000 and $44,000, respectively, for our use of an airplane owned by Seren Capital, Ltd.

We employ Chris Winn, a son of Stephen T. Winn. In 2009, we paid Chris Winn total cash compensation of approximately $133,000. On December 12, 2008, we granted Chris Winn an option to purchase 20,000 shares of our common stock at an exercise price per share of $6.00. On November 19, 2009, we granted Chris Winn an option to purchase 17,500 shares of our common stock at an exercise price per share of $6.00. On November 8, 2010, we granted Chris Winn an option to purchase 3,000 shares of our common stock at an exercise price per share of $27.18 per share and a restricted stock award consisting of 2,000 shares of our common stock.

Policies and Procedures for Related Party Transactions

As provided by our audit committee charter that became effective upon completion of our initial public offering, our audit committee is responsible for reviewing and approving in advance any related party transaction. Prior to the effectiveness of such audit committee charter, related party transactions were approved by our board of directors. Neither the board of directors nor the audit committee has adopted specific policies or guidelines relating to the approval of related party transactions. The members of our board of directors determine whether to approve a related party transaction in the exercise of their fiduciary duties as directors. Related party transactions have been approved by a majority of the board of directors, including a majority of the disinterested directors with respect to such transaction. Since completion of our initial public offering, the directors who are members of our audit committee determine whether to approve related party transactions in the exercise of their fiduciary duties as directors and members of the audit committee.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock as of November 1, 2010 and as adjusted to reflect the shares of common stock to be issued and sold in the offering by:

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors;

•	all executive officers and directors as a group; and

•	each of our selling stockholders.

Beneficial ownership is determined in accordance with the rules of the SEC. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of options held by the respective person or group which may be exercised within 60 days after November 1, 2010. For purposes of calculating each person’s or group’s percentage ownership, stock options exercisable within 60 days after November 1, 2010 are included for that person or group but not the stock options of any other person or group.

Percentage of beneficial ownership is based on 63,202,584 shares of common stock outstanding as of November 1, 2010 and 67,202,584 shares of common stock outstanding after completion of this offering.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed, except for those jointly owned with that person’s spouse. Unless otherwise noted below, the address of each person listed on the table is c/o RealPage, Inc., 4000 International Parkway, Carrollton, Texas 75007. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

							Shares Beneficially
						Number of	Owned After the
						Shares	Offering if Over-
				Shares Beneficially		Subject	Allotment Option
	Shares Beneficially Owned		Number of	Owned After the		to Over-	is Exercised
	Prior to the Offering		Shares	Offering		Allotment	in Full
Name of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage	Option	Shares	Percentage

5% Stockholders:
Entities affiliated with Apax Excelsior VI, L.P.(1)	11,245,371	17.8%	2,103,540	9,141,831	13.6%	1,135,912	8,005,919	11.9%
Stephen T. Winn and entities affiliated with Stephen T. Winn(2)	28,749,874	45.5	1,242,697	27,507,177	40.9	—	27,507,177	40.9
Named Executive Officers and Directors:
Stephen T. Winn(2)	28,749,874	45.5	1,242,697	27,507,177	40.9	—	27,507,177	40.9
Timothy J. Barker(3)	473,340	*	50,000	423,340	*	—	423,340	*
Dirk D. Wakeham(4)	209,187	*	45,000	164,187	*	—	164,187	*
Ashley Chaffin Glover(5)	217,500	*	40,000	177,500	*	—	177,500	*
William E. Van Valkenberg(6)	30,000	*	—	30,000	*	—	30,000	*
Alfred R. Berkeley, III(7)	149,166	*	30,000	119,166	*	—	119,166	*
Richard M. Berkeley(8)	2,250,162	3.6	280,000	1,970,162	2.9	—	1,970,162	2.9
Peter Gyenes(9)	15,666	*	—	15,666	*	—	15,666	*
Jeffrey T. Leeds(10)	2,049,252	3.2	456,264	1,592,988	2.4	214,088	1,378,900	2.1
Jason A. Wright(1)	11,245,371	17.8	2,103,540	9,141,831	13.6	1,135,912	8,005,919	11.9
All executive officers and directors as a group (11 people)(11)	45,443,268	70.9	4,252,501	41,190,767	60.5	1,350,000	39,840,767	58.5
Other Selling Stockholders:
Entities affiliated with Advance Capital Partners, L.P.(12)	1,989,448	3.2%	396,460	1,592,988	2.4%	214,088	1,378,900	2.1%
Entities affiliated with Camden Partners Strategic Fund III, L.P.(13)	2,135,162	3.4	250,000	1,885,162	2.8	—	1,885,162	2.8
Muriel Van Dusen Berkeley and Richard M. Berkeley, Trustees, 2009 Berkeley Family Resource Trust dated 12/11/2009(14)	57,500	*	15,000	42,500	*	—	42,500	*
Richard M. Berkeley, Trustee, Alfred and Muriel Berkeley Survivorship Trust dated 12/1/2005(15)	57,500	*	15,000	42,500	*	—	42,500	*
Brandon B. Bible(16)	102,187	*	20,000	82,187	*	—	82,187	*
David P. Carner(17)	141,874	*	10,000	131,874	*	—	131,874	*
Mark L. Case(18)	295,625	*	50,000	245,625	*	—	245,625	*
Norman C. Denler(19)	105,936	*	10,000	95,936	*	—	95,936	*
Robert H. Dilworth(20)	67,500	*	27,500	40,000	*	—	40,000	*
Donald J. Edwards(21)	12,999	*	5,000	7,999	*	—	7,999	*
Fabian R. Gordon(22)	25,000	*	12,000	13,000	*	—	13,000	*
James W. Harrison(23)	131,218	*	31,000	100,218	*	—	100,218	*
William B. Hill(24)	99,374	*	19,000	80,374	*	—	80,374	*
James A. Kjolhede(25)	75,000	*	15,000	60,000	*	—	60,000	*
Margot Lebenberg(26)	22,500	*	10,000	12,500	*	—	12,500	*
Jason D. Lindwall(27)	118,750	*	10,000	108,750	*	—	108,750	*
Andrea E. Massey(28)	127,000	*	19,000	108,000	*	—	108,000	*
Mobileneer, Ltd.(29)	55,000	*	55,000	—	—	—	—	—
Michael E. Mueller(30)	450,000	*	150,000	300,000	*	—	300,000	*
Michael W. Munoz(31)	98,250	*	12,000	86,250	*	—	86,250	*

							Shares Beneficially
						Number of	Owned After the
						Shares	Offering if Over-
				Shares Beneficially		Subject	Allotment Option
	Shares Beneficially Owned		Number of	Owned After the		to Over-	is Exercised
	Prior to the Offering		Shares	Offering		Allotment	in Full
Name of Beneficial Owner	Shares	Percentage	Offered	Shares	Percentage	Option	Shares	Percentage

Robert T. Puopolo(32)	26,000	*	24,000	2,000	*	—	2,000	*
Jeffrey Roper and Patricia Roper, tenants in common(33)	394,687	*	42,000	352,687	*	—	352,687	*
Jason T. Russell(34)	219,500	*	30,000	189,500	*	—	189,500	*
Mark H. Sherman(35)	12,999	*	6,000	6,999	*	—	6,999	*
Joshua A. Sorensen(36)	12,999	*	12,999	—	—	—	—	—
Ranjeev Teelock(37)	108,843	*	21,000	87,843	*	—	87,843	*
Leslie L. Turner(38)	138,249	*	30,000	108,249	*	—	108,249	*
Bryan R. Vincent(39)	217,530	*	30,000	187,530	*	—	187,530	*
Melvin R. Woolf(40)	50,000	*	10,000	40,000	*	—	40,000	*
Additional selling stockholders collectively holding less than 1% of the outstanding shares of the Company’s common stock prior to completion of the offering (13 people)(41)	622,619	1.0	106,000	516,619	*	—	516,619	*

(1)	Represents 9,609,176 shares held by Apax Excelsior VI, L.P., 784,925 shares held by Apax Excelsior VI-A C.V., 522,907 shares held by Apax Excelsior VI-B C.V. and 328,363 shares held by Patricof Private Investment Club III, L.P. Apax Managers, Inc., or Apax Managers, is the general partner of Apax Excelsior VI Partners, L.P., or Apax Excelsior VI Partners, which is the general partner of each of Apax Excelsior VI, L.P., Apax Excelsior VI-A C.V., Apax Excelsior VI-B C.V. and Patricof Private Investment Club III, or the Apax Funds. John F. Megrue is the sole director of Apax Managers, Inc. and may be deemed to have voting and dispositive power over the shares held by the Apax Funds. Mr. Megrue disclaims beneficial ownership over the shares held by the Apax Funds except to the extent of his pecuniary interest therein. The address of the Apax Funds and their affiliated entities and individuals is 601 Lexington Avenue, New York, New York 10022. For a discussion of our material relationships with the Apax Funds and affiliated entities, see “Certain Relationships and Related Party Transactions.”
(2)	Represents 21,285,172 shares held by Seren Capital, Ltd., 125,000 shares held by Seren Catalyst, L.P., 615,625 shares held by Stephen T. Winn 1996 Family LPA, 5,371,577 shares held by Stephen T. Winn and 1,352,500 shares held by Melinda G. Winn and Stephen T. Winn, as trustees of the Melinda G. Winn 2010 QTIP Trust. Stephen T. Winn is the sole manager and president of Seren Capital Management, L.L.C., which is the general partner of Seren Capital, Ltd. and Seren Catalyst, L.P., or the Seren Partnerships and, by virtue of this relationship, has sole voting and dispositive power over the shares held by the Seren Partnerships. Mr. Winn is the general partner of the Stephen T. Winn 1996 Family LPA and has voting and dispositive power over the shares held by the Stephen T. Winn 1996 Family LPA. Stephen T. Winn and Melinda G. Winn are trustees of the Melinda G. Winn 2010 QTIP Trust and share voting and dispositive power over the shares held by the Melinda G. Winn 2010 QTIP Trust. For a discussion of our material relationships with Mr. Winn and his affiliated entities, see “Certain Relationships and Related Party Transactions.”
(3)	Represents 165,841 shares held by Timothy J. Barker and 307,499 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Barker that are fully vested and exercisable within 60 days of November 1, 2010. For a discussion of our material relationships with Mr. Barker, see “Certain Relationships and Related Party Transactions.”
(4)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Wakeham that are fully vested and exercisable within 60 days of November 1, 2010.
(5)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Ms. Chaffin Glover that are fully vested and exercisable within 60 days of November 1, 2010.
(6)	Represents 30,000 shares held by Mr. Van Valkenberg. Mr. Van Valkenberg’s employment with us ended and he ceased to be an executive officer effective as of May 11, 2010.

(7)	Represents 91,666 shares held by Alfred R. Berkeley, III, of which 12,500 are subject to a repurchase right held by us which lapses with respect to an additional 520.8 shares on the last day of each calendar month provided that Mr. A. Berkeley remains a director on each such applicable date and 5,999 are subject to forfeiture to us, which forfeiture restriction lapses as to an additional 333.3 shares on the first day of each calendar quarter and as to the remaining 1,666.5 shares on April 1, 2014, provided that Mr. A. Berkeley remains a director on each such applicable date, and 57,500 held by Muriel Van Dusen Berkeley and Richard M. Berkeley, as Trustees of the 2009 Berkeley Family Resource Trust dated 12/11/2009, or the Berkeley Family Trust. Muriel Van Dusen Berkeley and Richard M. Berkeley are the trustees of the Berkeley Family Trust and share voting and dispositive power over the shares held by the Berkeley Family Trust. By virtue of his relationship with his spouse, Muriel Van Dusen Berkeley, Alfred R. Berkeley may be deemed to share voting and dispositive power over the shares held by the Berkeley Family Trust. Mr. A. Berkeley is an affiliate of a broker-dealer, purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(8)	Represents 2,049,933 shares held by Camden Partners Strategic Fund III, L.P., 85,229 shares held by Camden Partners Strategic Fund III-A, L.P., 57,500 held by Muriel Van Dusen Berkeley and Richard M. Berkeley, as Trustees of the 2009 Berkeley Family Resource Trust dated 12/11/2009 and 57,500 held by Richard M. Berkeley, as Trustee of the Alfred and Muriel Berkeley Survivorship Trust dated 12/1/2005. Camden Partners Strategic Manager, LLC, or Camden Partners Strategic Manager, is the managing member of Camden Partners Strategic III, LLC, or Camden Partners Strategic III, which is the general partner of each of Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P., or the Camden Funds. Because Richard M. Berkeley is a managing member of Camden Partners Strategic Manager, Camden Partners Strategic Manager is the managing member of Camden Partners Strategic III and Camden Partners Strategic III is the general partner of each of the Camden Funds, Mr. R. Berkeley may be deemed to have voting and dispositive power over the shares held by the Camden Funds. Mr. R. Berkeley and Muriel Van Dusen Berkeley are the trustees of the 2009 Berkeley Family Resource Trust dated 12/11/2009, or the Berkeley Family Trust, and share voting and dispositive power over the shares held by the Berkeley Family Trust along with Alfred R. Berkeley, who may be deemed to share voting and dispositive power over the shares held by the Berkeley Family Trust by virtue of his relationship with his spouse, Muriel Van Dusen Berkeley. Mr. R. Berkeley is the trustee of the Alfred and Muriel Berkeley Survivorship Trust dated 12/1/2005, or the Berkeley Survivorship Trust, and has voting and dispositive power over the shares held by the Berkeley Survivorship Trust. Mr. R. Berkeley disclaims beneficial ownership of shares held by the Berkeley Family Trust and the Berkeley Survivorship Trust, except to the extent of any pecuniary interest therein. Mr. R. Berkeley is an affiliate of a broker-dealer, purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The address of the Camden Funds and their affiliated entities and individuals is 500 E. Pratt Street, Suite 1200, Baltimore, Maryland 21202. For a discussion of our material relationships with Camden Partners and its affiliated entities, see “Certain Relationships and Related Party Transactions.” The Camden Funds are not affiliated with Camden Property Trust.

(9)	Represents 9,000 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Gyenes that are fully vested and exercisable within 60 days of November 1, 2010 and 6,666 restricted shares of our common stock, of which 5,999 are subject to forfeiture to us, which forfeiture restriction lapses as to an additional 333.3 shares on the first day of each calendar quarter and as to the remaining 1,666.5 shares on April 1, 2014, provided that Mr. Gyenes remains a director on each such applicable date.
(10)	Represents 59,804 shares held by Jeffrey T. Leeds, 474,968 shares held by Advance Capital Offshore Partners, L.P. and 1,514,480 shares held by Advance Capital Partners, L.P. Because Mr. Leeds is a member of Advance Capital Management, LLC, which is the general partner of Advance Capital Associates, L.P., which is the general partner of Advance Capital Partners, L.P. and Advance Capital Offshore Associates, LDC, which is the general partner of Advance Capital Offshore Partners, L.P., Mr. Leeds may be deemed to have voting and dispositive power of the shares held by Advance Capital Offshore Partners, L.P. and Advance Capital Partners, L.P. Mr. Leeds is an affiliate of a broker-dealer, purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The address of the Advance Capital Funds and their affiliated entities and individuals is 350 Park Avenue, 23rd Floor, New York, New York 10022. For a discussion of our material relationships with Mr. Leeds, see “Certain Relationships and Related Party Transactions.”
(11)	Consists of 5,725,554 shares held of record by our directors and executive officers, of which 12,500 shares are subject to a repurchase right held by us that lapses with respect to an additional 520.8 shares on the last day of each calendar month provided that Mr. A. Berkeley remains one of our directors on each such applicable date, 11,998 are subject to forfeiture to us, which forfeiture restriction lapses as to an additional 333.3 shares on the first day of each calendar quarter and 1,666.5 shares on April 1, 2014, provided that Mr. A. Berkeley remains one of our directors on each such applicable date, and as to an additional 333.3 shares on the first day of each calendar quarter and 1,666.5 shares on April 1, 2014, provided that Mr. Gyenes remains one of our directors on each such applicable date, 884,436 shares issuable upon the exercise of options held by our directors and executive officers that are fully vested and exercisable within 60 days of November 1, 2010 and 38,833,278 shares held by entities over which our directors and executive officers may be deemed to have voting or dispositive power. Excludes Mr. Van Valkenberg, as he was no longer an executive officer as of May 11, 2010.
(12)	Represents 474,968 shares held by Advance Capital Offshore Partners, L.P. and 1,514,480 shares held by Advance Capital Partners, L.P. Advance Capital Management, LLC, or Advance Capital Management, is the general partner of Advance Capital Associates, L.P., or Advance Capital Associates, which is the general partner of Advance Capital Partners, L.P. and Advance Capital Offshore Associates, LDC, which is the general partner of Advance Capital Offshore Partners, L.P. Because Jeffrey T. Leeds and Robert A. Bernstein are the members of Advance Capital Management, which is the general partner of Advance Capital Associates, which is the general partner of Advance Capital Partners, L.P. and Advance Capital Offshore Associates, LDC, which is the general partner of Advance Capital Offshore Partners, L.P., Messrs. Leeds and Bernstein may be deemed to have sole voting and dispositive power of the shares held by Advance Capital Offshore Partners, L.P. and Advance Capital Partners, L.P., or the Advance Capital Funds. The address of the Advance Capital Funds and their affiliated entities and individuals is 350 Park Avenue, 23rd Floor, New York, New York 10022. For a discussion of our material relationships with the Advance Capital Funds and affiliated entities, see “Certain Relationships and Related Party Transactions.”

(13)	Represents 2,049,933 shares held by Camden Partners Strategic Fund III, L.P. and 85,229 shares held by Camden Partners Strategic Fund III-A, L.P. Camden Partners Strategic Manager, LLC, or Camden Partners Strategic Manager, is the managing member of Camden Partners Strategic III, LLC, or Camden Partners Strategic III, which is the general partner of Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P., or the Camden Funds. Because Richard M. Berkeley, Don Hughes, Dick Johnston and David Warnock are the managing members of Camden Partners Strategic Manager, Camden Partners Strategic Manager is managing member of Camden Partners Strategic III and Camden Partners Strategic III is the general partner of the Camden Funds, Messrs. R. Berkeley, Hughes, Johnston and Warnock may be deemed to have voting and dispositive power over the shares held by the Camden Funds. The address of the Camden Funds and their affiliated entities and individuals is 500 E. Pratt Street, Suite 1200, Baltimore, Maryland 21202. For a discussion of our material relationships with the Camden Funds and affiliated entities, see “Certain Relationships and Related Party Transactions.” The Camden Funds are not affiliated with Camden Property Trust.

(14)	Muriel Van Dusen Berkeley and Richard M. Berkeley are the trustees of the 2009 Berkeley Family Resource Trust dated 12/11/2009, or the Berkeley Family Trust, and share voting and dispositive power over the shares held by the Berkeley Family Trust. By virtue of his relationship with his spouse, Muriel Van Dusen Berkeley, Alfred R. Berkeley may be deemed to share voting and dispositive power over the shares held by the Berkeley Family Trust. Each of Mr. A. Berkeley and Mr. R. Berkeley is an affiliate of a broker-dealer, purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Mr. R. Berkeley disclaims beneficial ownership of shares held by the Berkeley Family Trust, except to the extent of any pecuniary interest therein.

(15)	Richard M. Berkeley is the trustee of the Alfred and Muriel Berkeley Survivorship Trust dated 12/1/2005, or the Berkeley Survivorship Trust, and has voting and dispositive power over the shares held by the Berkeley Survivorship Trust. Mr. R. Berkeley disclaims beneficial ownership of shares held by the

Berkeley Survivorship Trust, except to the extent of any pecuniary interest therein. Mr. R. Berkeley is an affiliate of a broker-dealer, purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(16)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Bible that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Bible is one of our employees.

(17)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Carner that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Carner is one of our employees.

(18)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Case that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Case is one of our employees.

(19)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Denler that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Denler is one of our employees.

(20)	Mr. Dilworth is an affiliate of a broker-dealer, purchased the securities in the ordinary course of business and, at the time of the purchase of the securities to be resold, had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Mr. Dilworth is a party to our Second Amended and Restated Registration Rights Agreement. For a description of the terms of this agreement, see “Description of Capital Stock — Registration Rights.”

(21)	Mr. Edwards is a party to our Second Amended and Restated Registration Rights Agreement. For a description of the terms of this agreement, see “Description of Capital Stock — Registration Rights.”

(22)	Mr. Gordon is a party to our Second Amended and Restated Registration Rights Agreement. For a description of the terms of this agreement, see “Description of Capital Stock — Registration Rights.”

(23)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Harrison that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Harrison is one of our employees.

(24)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Hill that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Hill is one of our employees.

(25)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Kjolhede that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Kjolhede is one of our employees.

(26)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Ms. Lebenberg that are fully vested and exercisable within 60 days of November 1, 2010. For a discussion of our material relationships with Ms. Lebenberg, see “Certain Relationships and Related Party Transactions.”

(27)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Lindwall that are fully vested and exercisable within 60 days of November 1, 2010. For a discussion of our material relationships with Mr. Lindwall, see “Certain Relationships and Related Party Transactions.”

(28)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Ms. Massey that are fully vested and exercisable within 60 days of November 1, 2010. Ms. Massey is one of our employees.

(29)	Dean R. Schmidt is a partner of Mobileneer, Ltd. and may be deemed to have voting and dispositive power over the shares held by Mobileneer, Ltd. The address of Mobileneer, Ltd. is 5208 Seascape Lane, Plano, Texas 75093. Mr. Schmidt is one of our employees.

(30)	Mr. Mueller is a party to our Second Amended and Restated Registration Rights Agreement. For a description of the terms of this agreement, see “Description of Capital Stock — Registration Rights.”

(31)	Represents 25,000 shares held by Mr. Munoz and 73,250 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Munoz that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Munoz is one of our employees.

(32)	Mr. Puopolo is a party to our Second Amended and Restated Registration Rights Agreement. For a description of the terms of this agreement, see “Description of Capital Stock — Registration Rights.”

(33)	Represents 180,000 shares held by Jeffrey Roper and Patricia Roper, tenants in common and 214,687 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Roper that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Roper is one of our employees.

(34)	Represents 150,000 shares held by Mr. Russell and 69,500 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Russell that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Russell is one of our employees.

(35)	Mr. Sherman is a party to our Second Amended and Restated Registration Rights Agreement. For a description of the terms of this agreement, see “Description of Capital Stock — Registration Rights.”

(36)	Mr. Sorensen is a party to our Second Amended and Restated Registration Rights Agreement. For a description of the terms of this agreement, see “Description of Capital Stock — Registration Rights.”

(37)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Teelock that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Teelock is one of our employees.

(38)	Represents shares issuable upon the exercise of options to purchase shares of our common stock held by Ms. Turner that are fully vested and exercisable within 60 days of November 1, 2010. Ms. Turner is one of our employees.

(39)	Represents 150,000 shares held by Mr. Vincent and 67,530 shares issuable upon the exercise of options to purchase shares of our common stock held by Mr. Vincent that are fully vested and exercisable within 60 days of November 1, 2010. Mr. Vincent is one of our employees.

(40)	Mr. Woolf is a party to our Second Amended and Restated Registration Rights Agreement. For a description of the terms of this agreement, see “Description of Capital Stock — Registration Rights.”

(41)	Consists of the combined beneficial ownership of 13 selling stockholders whose collective holdings are less than 1% of our outstanding shares held as of November 1, 2010. The outstanding shares held by the stockholders subject to this footnote were issued by us before the filing of this registration statement. The shares subject to this footnote include 43,750 shares held and 578,869 shares issuable upon the exercise of options that are fully vested and exercisable within 60 days of November 1, 2010.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws. For more detailed information, please see our amended and restated certificate of incorporation and amended and restated bylaws filed as exhibits to the registration statement of which this prospectus is a part.

Our authorized capital stock consists of 135,000,000 shares, with a par value of $0.001 per share, of which:

•	125,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

At September 30, 2010, we had outstanding 63,156,549 shares of common stock, held of record by 110 stockholders. In addition, as of September 30, 2010, we had outstanding options to acquire 9,335,857 shares of common stock.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors has the authority, without further action by the stockholders, to issue from time to time the preferred stock in one or more series, to fix the number of shares of any such series and the designation thereof and to fix the rights, preferences, privileges and restrictions granted to or imposed upon such preferred stock, including dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption prices, liquidation preference and sinking fund terms, any or all of which may be greater than or senior to the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. Such issuance could have the effect of decreasing the market price of our common stock. The issuance of preferred stock or even the ability to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

Registration Rights

Second Amended and Restated Registration Rights Agreement

We have entered into a Second Amended and Restated Registration Rights Agreement dated February 22, 2008, or the Registration Rights Agreement, with certain of our stockholders. Subject to the terms of this agreement, the holders of an aggregate of 43,934,035 shares of our common stock, or their permitted transferees, are entitled to rights with respect to the registration of these shares under the Securities Act. These rights include demand registration rights, short-form registration rights and piggyback registration rights.

The following description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Demand registration rights.  Under the terms of the Registration Rights Agreement, the holders of a majority of our then outstanding Series A Convertible Preferred Stock and the holders of a majority of our then outstanding Series A1 Convertible Preferred Stock each may make a written request to us for the registration of the offer and sale of all or part of the shares having registration rights, or registrable securities, under the Securities Act if the amount of registrable securities to be registered has an aggregate market value, based upon the offering price to the public, equal to at least $10 million. We will be required, upon such written request, to deliver notice of such registration request to the other holders of registrable securities within ten days after our receipt of the request and to use our best efforts to effect the requested registration within 90 days after we have given written notice. We are required to effect only two registrations pursuant to this provision of the registration agreement at the request of holders of a majority of the Series A Convertible Preferred Stock and one registration pursuant to this provision of the registration statement at the request of holders of a majority of the Series A1 Convertible Preferred Stock. We are not required to effect a demand registration prior to six months after the completion of this offering.

Short-form registration rights.  If we are eligible to file a registration statement on Form S-3 or any successor form with similar “short-form” disclosure requirements, the holders of registrable securities under the Registration Rights Agreement have unlimited rights to request registration of their shares on Form S-3 provided that the registrable securities to be registered have an aggregate market value, based upon the offering price to the public, equal to at least $2.5 million. We are not required to effect more than two short form registrations in any 12-month period.

Piggyback registration rights.  If we register any of our securities either for our own account or for the account of other security holders, the holders of the registrable securities under the Registration Rights Agreement are entitled to include their registrable securities in the registration subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The managing underwriters of any underwritten offering may limit the number of registrable securities included in the underwritten offering if the underwriters believe that including these shares would materially or adversely affect the offering subject to certain limitations.

Expenses.  All fees, costs and expenses of registrations pursuant to the Registration Rights Agreement will be borne by us except for the underwriting fees, discounts or commissions attributable to the sale of the registrable securities, which shall be borne by the holders selling such registrable securities in the registration.

1998 Shareholders Agreement

We have also entered into a Shareholders Agreement with certain of our stockholders dated December 1, 1998, as amended, or the 1998 Shareholders Agreement, pursuant to which the holders of an aggregate of 28,749,874 shares of our common stock, or their permitted transferees, are entitled to piggyback registration rights for registrations occurring after a public market for shares of our common stock has been established. Under the terms of the 1998 Shareholders Agreement, a public market for shares of our common stock has been established when at least 15% of our common stock has been sold pursuant to one or more effective registration statements under the Securities Act and our common stock is publicly traded in the over-the-counter market or is listed on a national securities exchange.

The following description of the registration rights provisions included in the 1998 Shareholders Agreement is intended as a summary only and is qualified in its entirety by reference to the 1998 Shareholders Agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Piggyback registration rights.  Under the terms of the 1998 Shareholders Agreement, if we register shares of our common stock for sale to the public after the establishment of a public market for the shares, the holders of shares having registration rights under the 1998 Shareholders Agreement, or registrable shares, are entitled to include their registrable shares in the registration subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. The managing underwriters of any underwritten offering may limit the number of registrable shares included in the underwritten offering if the underwriters believe that including these shares would materially or adversely affect the offering subject to certain limitations.

Expenses.  All fees, costs and expenses of piggyback registrations pursuant to the 1998 Shareholders Agreement will be borne by us except for the fees of counsel to the selling holders and underwriting fees, discounts or commissions attributable to the sale of the registrable shares, which will be borne by the selling holders.

Registration Rights Agreement

We have entered into a Registration Rights Agreement dated November 3, 2010, or the 2010 Registration Rights Agreement, with certain of our stockholders. Under the terms of the 2010 Registration Rights Agreement, in the event that we elect to issue shares of our common stock in payment of any portion of the purchase price that is due and payable eighteen months after the closing of our acquisition of the assets of Level One, we shall use reasonable efforts to cause a registration statement to be filed with the SEC with respect to such shares of common stock no later than 30 days following the issuance of such shares. If we are eligible, such registration statement will be on Form S-3 or a successor form. In addition, if we propose to register any of our securities for sale to the public for our own account or the account of any of our security holders within the 180-day period following the eighteen month anniversary of the closing date of the Level One acquisition, the holders of the shares of common stock issued in payment of any portion of the purchase price of such acquisition shall be entitled to include their shares in the registration subject to certain exceptions relating to employee benefit plans and mergers and acquisitions. If we do not issue shares of our common stock in payment of any portion of the purchase price for the Level One acquisition, the 2010 Registration Rights Agreement will terminate on the date that the purchase price has been paid in full. At the time of this offering, no shares having registration rights pursuant to the 2010 Registration Rights Agreement have been issued.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Certain provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, may have the effect of discouraging coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Undesignated preferred stock.  As discussed above, our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Limits on ability of stockholders to act by written consent or call a special meeting. Our amended and restated certificate of incorporation provides that our stockholders may not act by written consent. This limit on the ability of our stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws.

In addition, our amended and restated bylaws provide that special meetings of the stockholders may be called only by the chairperson of our board of directors, our Chief Executive Officer, our president (in the absence of our Chief Executive Officer) or our board of directors. Our amended and restated bylaws prohibit a stockholder from calling a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for advance notification of stockholder nominations and proposals. Our amended and restated bylaws include advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. However, our amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification.  Our board of directors is divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management — Board of Directors.” A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board.

Board vacancies filled only by majority of directors then in office.  Vacancies and newly created seats on our board of directors may be filled only by our board of directors. Only our board of directors may determine the number of directors on our board of directors. The inability of stockholders to determine the number of directors or to fill vacancies or newly created seats on our board of directors makes it more difficult to change the composition of our board of directors, but these provisions promote a continuity of existing management.

No cumulative voting.  The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting.

Directors removed only for cause.  Our amended and restated certificate of incorporation provides that directors may be removed by stockholders only for cause.

Delaware anti-takeover statute.  We are subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date on which the person became an interested stockholder unless:

•	Prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	Upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	At or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may also discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A. The transfer agent’s address is 250 Royall Street, Canton, Massachusetts 02021 and its telephone number is (800) 962-4284.

The NASDAQ Global Select Market Listing

Our common stock is listed on the NASDAQ Global Select Market under the symbol “RP.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.

Upon the completion of this offering, a total of 67,156,549 shares of common stock will be outstanding. Of these shares, all 9,000,000 shares of common stock sold in this offering, including any shares sold upon exercise of the underwriters’ over-allotment option, and an aggregate of 14,222,250 shares sold in and since our initial public offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining 43,934,299 shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares

On the date of this prospectus	26,000
At various times beginning after February 7, 2011 (180 days following the date of our initial public offering prospectus), subject to extension for up to an additional 34 days	8,466,463
At various times beginning more than 90 days following the date of this prospectus, subject to extension as described under “Underwriting”	40,441,836

In addition, 2,427,550 shares and 3,369,319 shares of common stock will be eligible for sale upon exercise of vested options after the expiration of the 180-day and 90-day lock-up periods, respectively, subject to extension for up to an additional 34 days.

Rule 144

In general, under Rule 144 as currently in effect, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144 as currently in effect, an affiliate of ours who owns shares that were acquired from us or an affiliate of ours at least six months prior to the proposed sale is entitled to sell, upon the expiration of the lock-up agreements described below, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately 671,565 shares immediately after the offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract in compliance with Rule 701 and who is not deemed to have been our affiliate during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 permits our affiliates who purchase shares of our common stock pursuant to a written compensatory plan or contract in compliance with Rule 701 to sell these shares in reliance upon Rule 144 without complying with the holding period requirements of Rule 144.

Lock-Up Agreements

In connection with our initial public offering, we, all of our officers and directors and holders of substantially all of our outstanding stock and options agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., we and they will not, during the period ending on February 7, 2011 (180 days following the date of our initial public offering prospectus):

•	offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days.

In connection with this offering, we and the selling stockholders have agreed that, without the prior written consent of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., we and they will not, during the period ending 90 days after the date of this prospectus:

•	offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or

•	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock,

whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise. This agreement is subject to certain exceptions, and is also subject to extension for up to an additional 34 days, as set forth under “Underwriting.”

Registration Rights

Upon completion of this offering, the holders of 40,996,339 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information.

Registration Statements

We filed a registration statement on Form S-8 under the Securities Act covering all of the shares of common stock subject to options outstanding or reserved for issuance under our stock plans. However, the shares registered on Form S-8 are subject to the volume limitations, manner of sale, notice and public information requirements of Rule 144 and will not be eligible for resale until the expiration of the lock-up agreements to which they are subject.

MATERIAL U.S. FEDERAL INCOME TAX AND ESTATE TAX
CONSEQUENCES TO NON-U.S. HOLDERS

The following is a summary of the material U.S. federal income tax and estate tax consequences of the ownership and disposition of our common stock to non-U.S. holders, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income or estate tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction or under U.S. federal gift and estate tax laws, except to the limited extent below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax;

•	tax-exempt organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who do not hold our common stock as a capital asset (within the meaning of Section 1221 of the Internal Revenue Code; and

•	persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S. or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder if you are any holder other than:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

Distributions

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, such dividend is attributable to a permanent establishment maintained by the non-U.S. holder in the United States) are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

Gain on Disposition of Common Stock

You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

•	you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the applicable period that is specified in the Internal Revenue Code.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and corporate non-U.S. holders described in the first bullet above may be subject to the branch profits tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which tax may be offset by U.S. source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report is sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Recently Enacted Legislation Affecting Taxation of Our Common Stock Held By or Through Foreign Entities

Recently enacted legislation generally will impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a foreign financial institution unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding

U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The legislation also will generally impose a U.S. federal withholding tax of 30% on dividends and the gross proceeds of a disposition of our common stock paid after December 31, 2012 to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a non-U.S. stockholder might be eligible for refunds or credits of such taxes. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and Non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated             , 2010 we and the selling stockholders have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares

Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC
William Blair & Company, L.L.C.
JMP Securities LLC
Pacific Crest Securities LLC
Wells Fargo Securities, LLC
Lazard Capital Markets LLC

Total	9,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or, in some circumstances, the offering may be terminated.

Certain of the selling stockholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 1,350,000 additional shares at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per share. The representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we and the selling stockholders will pay:

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting discounts and commissions paid by us	$	$	$	$
Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling stockholders	$	$	$	$
Expenses payable by the selling stockholders	$	$	$	$

The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 90 days after the date of this prospectus, except grants of, or issuances pursuant to the exercise of, employee stock options granted pursuant to the terms of a plan now in effect and limited issuances in connection with acquisitions and other strategic transactions so long as such recipients execute a lock-up agreement in the form described below covering the remaining portion of the 90 day-period after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Subject to certain exceptions, the selling stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

We and the selling stockholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “RP.”

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Material Relationships

From time to time, the underwriters may perform investment banking and advisory services for us for which they may receive customary fees and expenses.

Wells Fargo Capital Finance, LLC, an affiliate of Wells Fargo Securities, LLC is the administrative agent and a lender under our credit agreement.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

Selling Restrictions

The shares of common stock are offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

Each of the underwriters has represented and agreed that it has not offered, sold or delivered and will not offer, sell or deliver any of the shares of common stock directly or indirectly, or distribute this prospectus or any other offering material relating to the shares of common stock, in or from any jurisdiction except under circumstances that will result in compliance with the applicable laws and regulations thereof and that will not impose any obligations on us except as set forth in the underwriting agreement.

European Economic Area

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive, each, a Relevant Member State, each underwriter represents and agrees that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, it has not made and will not make an offer of Securities to the public in that Relevant Member State prior to the publication of a prospectus in relation to the Securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of Securities to the public in that Relevant Member State at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances that do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to Investors in the United Kingdom

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or the FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares of common stock in, from or otherwise involving the United Kingdom.

Notice to Residents of Japan

The underwriters will not offer or sell any of our common stock directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

The underwriters and each of their affiliates have not (i) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our common stock other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap.32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance or (ii) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

This prospectus or any other offering material relating to our common stock has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the common stock will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore, or the Securities and Futures Act. Accordingly our common stock may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our common stock be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act, Wertpapier-Verkaufsprospektgesetz, or the Act, of the Federal Republic of Germany has been or will be published with respect to our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in (offentliches Angebot) within the meaning of the Act with respect to any of our common stock otherwise than in accordance with the Act and all other applicable legal and regulatory requirements.

Notice to Residents of France

The shares of common stock are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares of common stock to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares of common stock, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated 1st October, 1998.

Notice to Residents of the Netherlands

Our common stock may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in the Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities (hereinafter, the Professional Investors), provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our common stock is publicly announced (whether electronically or otherwise) in the Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our common stock, and this prospectus or any other offering material relating to our common stock may not be considered an offer or the prospect of an offer to sell or exchange our common stock.

Notice to Residents of Italy

No prospectus has or will be registered in the Republic of Italy with the Italian Stock Exchange Commission (Commissione Nazionale per le Societá di Borsa), or Consob, pursuant to the Prospectus Directive and Italian laws and regulations on financial products. Accordingly, the common stock may not be offered, sold or delivered in the Republic of Italy, and copies of this prospectus or any other document relating to the common stock may not be distributed in the Republic of Italy, except to (a) qualified investors (investori qualificati), or the Qualified Investors, pursuant to Article 100 of Legislative Decree no. 58 dated February 24, 1998, as amended, or the Financial Act, as defined in Article 34-ter of Consob Regulation no. 11971 dated May 14. 1999, as amended, Regulation no. 11971; or (b) in circumstances where there is an exemption from the rules governing an offer to the public of financial products pursuant to Article 94 et seq. of the Financial Act, and to Regulation no. 11971. Any offer, sale or delivery of the common stock in the Republic of Italy must be (a) made by an investment firm, a bank or financial intermediary authorized to engage in such activities in Italy, in compliance with the Financial Act and with Legislative Decree no. 385 dated September 1, 1993, as amended and Consob Regulation no. 16190 dated October 29, 2007, as amended, and any other applicable law and regulation; and (b) in compliance with any applicable Italian laws and regulations and any other condition or limitation that may be imposed by Consob, the Bank of Italy (Banca d’Italia) and any other relevant Italian authorities.

Notice to Residents of Switzerland

The common stock may not and will not be publicly offered, distributed or re-distributed in or from Switzerland and neither this prospectus nor any other solicitation for investments in the common stock may be communicated or distributed in Switzerland in any way that could constitute a public offering within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations. This prospectus may not be copied, reproduced, distributed or passed on to others without the prior written consent of the international underwriters. This prospectus is not a prospectus within the meaning of Articles 652a and 1156 of the Swiss Code of Obligations or a listing prospectus according to the Listing Rules of the SIX Swiss Exchange and may not comply with the information standards required thereunder. We will not apply for a listing of our common stock on any Swiss stock exchange or other Swiss regulated market and this prospectus may not comply with the information required under the relevant listing rules.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Austin, Texas. Certain legal matters in connection with the offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP, Palo Alto, California.

EXPERTS

The consolidated financial statements of RealPage, Inc. at December 31, 2008 and 2009, and for each of the three years in the period ended December 31, 2009, appearing in this prospectus and the registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of IAS Holdings, LLC and its subsidiaries at December 31, 2008 and 2009, and for each of the two years in the period ended December 31, 2009, appearing in this prospectus, and the registration statement have been audited by Elliott Davis, LLC, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock we are offering. The registration statement, including the attached exhibits and schedule, contains additional relevant information about us and our common stock. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule thereto. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement.

For further information about us and the common stock, you may inspect a copy of the registration statement and the exhibits and schedule to the registration statement without charge at the offices of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of the registration statement from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. You can also inspect our registration statement on this website.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of
RealPage, Inc.

We have audited the accompanying consolidated balance sheets of RealPage, Inc. (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders’ deficit and cash flows for each of the three years in the period ended December 31, 2009. Our audits also included the financial statement schedule listed in the index under Item 16(b). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of RealPage, Inc. at December 31, 2008 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with United States generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects, the information set forth within.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for business combinations on January 1, 2009.

/s/ Ernst & Young LLP

Dallas, Texas
April 28, 2010, except for the matters described in Notes 1, 3, 6, 7, and 15, as to which the date is November 17, 2010

RealPage, Inc.
Consolidated Balance Sheets
 (in thousands, except share and per share amounts)

	December 31,		September 30,	Pro Forma
	2008	2009	2010	September 30, 2010
			(unaudited)	(unaudited)

Assets
Current assets:
Cash and cash equivalents	$4,248	$4,427	$39,394
Restricted cash	14,131	14,886	12,941
Accounts receivable, less allowance for doubtful accounts of $2,895, $2,222, and $2,464 at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively	27,459	25,841	24,948
Deferred tax asset, net of valuation allowance	—	3,110	1,799
Other current assets	3,281	2,739	6,595

Total current assets	49,119	51,003	85,677
Property, equipment, and software, net	19,137	20,749	21,048
Goodwill	17,849	27,366	37,380
Identified intangible assets, net	15,125	22,891	34,571
Deferred tax asset, net of valuation allowance	—	17,803	16,628
Other assets	1,110	2,301	2,398

Total assets	$102,340	$142,113	$197,702

Liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$3,405	$3,705	$6,523
Accrued expenses and other current liabilities	13,255	10,830	11,449
Current portion of deferred revenue	38,712	39,976	43,459
Current portion of long-term debt	6,216	8,412	6,281
Customer deposits held in restricted accounts	14,117	15,127	12,857

Total current liabilities	75,705	78,050	80,569
Deferred revenue	8,520	9,452	7,493
Deferred tax liability	1,132	—	—
Revolving credit facility	10,000	—	2,040
Long-term debt, less current portion	27,498	43,449	32,453
Other long-term liabilities	6,767	5,806	5,307

Total liabilities	129,622	136,757	127,862
Commitments and contingencies (Note 9)
Redeemable convertible preferred stock, Series A and A1, $0.001 par value: authorized, issued and outstanding 25,906,250 shares at December 31, 2008 and 2009 and zero at September 30, 2010 (unaudited), respectively (liquidation value $51,823, $51,823 and zero at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively):	51,724	51,786	—
Redeemable convertible preferred stock, Series B, $0.001 par value: authorized, issued and outstanding 1,625,000 shares at December 31, 2008 and 2009 and zero at September 30, 2010 (unaudited), respectively (liquidation value $6,500, $6,500 and zero at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively):	6,478	6,491	—
Redeemable convertible preferred stock, Series C, $0.001 par value: authorized, issued and outstanding 1,512,498 shares at December 31, 2008 and 2009 and zero at September 30, 2010 (unaudited), respectively (liquidation value $13,613, $13,613 and zero at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively):	13,473	13,555	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value: 67,500,000, 67,500,000 and 125,000,000 shares authorized and 23,771,624, 26,667,319 and 63,365,592 issued and 23,702,182, 26,460,781 and 63,156,549 outstanding as of December 31, 2008, 2009 and September 30, 2010 (unaudited), respectively	25	27	63	67
Additional paid-in capital	19,693	24,232	160,298	263,395
Treasury stock shares, at cost — 69,442, 206,538 and 209,043 shares as of December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively	(449)	(938)	(958)	(958)
Accumulated deficit	(118,226)	(89,797)	(89,544)	(89,544)
Accumulated other comprehensive loss	—	—	(19)	(19)
Total stockholders’ (deficit) equity	(98,957)	(66,476)	69,840	172,941

Total liabilities, redeemable convertible preferred stock and stockholders’ (deficit) equity	$102,340	$142,113	$197,702

See accompanying notes

RealPage, Inc.

Consolidated Statements of Operations
 (in thousands, except per share amounts)

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)

Revenue:
On demand	$62,592	$95,192	$128,377	$93,185	$120,393
On premise	11,560	7,582	3,860	3,346	6,419
Professional and other	9,429	9,794	8,665	6,234	7,403

Total revenue	83,581	112,568	140,902	$102,765	$134,215
Cost of revenue(1)	35,703	46,058	58,513	42,804	56,595

Gross profit	47,878	66,510	82,389	59,961	77,620
Operating expense:
Product development(1)	21,708	28,806	27,446	20,273	26,431
Sales and marketing(1)	18,047	23,923	27,804	20,376	25,793
General and administrative(1)	9,756	14,135	20,210	13,275	20,230

Total operating expense	49,511	66,864	75,460	53,924	72,454

Operating (loss) income	(1,633)	(354)	6,929	6,037	5,166
Interest expense and other, net	(1,510)	(2,152)	(4,528)	(3,106)	(4,749)

(Loss) income before income taxes	(3,143)	(2,506)	2,401	2,931	417

Income tax expense (benefit)	—	703	(26,028)	218	164

Net (loss) income	$(3,143)	$(3,209)	$28,429	$2,713	$253

Net (loss) income attributable to common stockholders
Basic	$(9,143)	$(10,658)	$10,611	$(1,559)	$(2,691)
Diluted	$(9,143)	$(10,658)	$10,611	$(1,559)	$(2,691)
Net (loss) income per share attributable to common stockholders
Basic	$(0.89)	$(0.77)	$0.44	$(0.07)	$(0.08)
Diluted	$(0.89)	$(0.77)	$0.42	$(0.07)	$(0.08)
Weighted average shares used in computing net (loss) income per share attributable to common stockholders
Basic	10,223	13,886	23,934	23,856	31,878
Diluted	10,223	13,886	25,511	23,856	31,878
Pro forma net income per share attributable to common stockholders (unaudited)(2)
Basic			$0.55		$0.03
Diluted			$0.53		$0.03
Pro forma weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited)(2)
Basic			55,773		57,625
Diluted			57,349		59,662
Pro forma as adjusted net income per share attributable to common stockholders (unaudited)(2)
Basic			$0.48		$0.03
Diluted			$0.47		$0.03
Pro forma as adjusted weighted average shares outstanding used in computing net income per share attributable to common stockholders (unaudited)(2)
Basic			64,000		65,853
Diluted			65,577		67,890

(1) Includes stock-based compensation expense as follows:
				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010

Cost of revenue	$48	$104	$367	$255	$407
Product development	251	727	1,175	775	1,664
Sales and marketing	110	277	498	350	541
General and administrative	81	368	765	524	1,133

(2)	Pro forma and pro forma as adjusted net income per share and pro forma and pro forma as adjusted weighted average shares outstanding are computed in contemplation of our public offering. See Note 11 for discussion of calculations.

See accompanying notes

RealPage, Inc.
Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ (Deficit) Equity
 (in thousands)

						Accumulated
	Redeemable Convertible				Additional	Other				Total
	Preferred Stock		Common Stock		Paid-in	Comprehensive	Accumulated	Treasury Shares		Stockholders’
	Shares	Amount	Shares	Amount	Capital	Income	Deficit	Shares	Amount	(Deficit) Equity
Balance as of December 31, 2006	27,532	$72,300	10,066	$10	$12,591	—	$(111,874)	—	—	$(99,273)
Accretion of redeemable convertible preferred stock	—	6,234	—	—	(6,234)	—	—	—	—	(6,234)
Exercise of stock options	—	—	485	1	968	—	—	—	—	969
Exercise of stock warrants	—	—	87	—	175	—	—	—	—	175
Stock-based compensation	—	—	—	—	490	—	—	—	—	490
Warrants issued to a customer	—	—	—	—	47	—	—	—	—	47
Net (loss)	—	—	—	—	—	—	(3,143)	—	—	(3,143)

Balance as of December 31, 2007	27,532	78,534	10,638	11	8,037	—	(115,017)	—	—	(106,969)
Issuance of redeemable convertible preferred stock	1,512	13,357	—	—	—	—	—	—	—	—
Accretion of redeemable convertible preferred stock	—	7,698	—	—	(7,698)	—	—	—	—	(7,698)
Exercise of stock options	—	—	332	1	770	—	—	—	—	771
Exercise of stock warrants	—	—	4,653	4	267	—	—	—	—	271
Conversion of redeemable convertible preferred stock dividends		(27,914)	8,148	9	16,841	—	—	—	—	16,850
Treasury stock purchase, at cost	—	—	—	—	—	—	—	(69)	$(449)	(449)
Stock-based compensation	—	—	—	—	1,476	—	—	—	—	1,476
Net (loss)	—	—	—	—	—	—	(3,209)	—	—	(3,209)

Balance as of December 31, 2008	29,044	71,675	23,771	25	19,693	—	(118,226)	(69)	(449)	(98,957)
Accretion of redeemable convertible preferred stock	—	5,678	—	—	(5,678)	—	—	—	—	(5,678)
Exercise of stock options	—	—	178	—	543	—	—	—	—	543
Exercise of stock warrants	—	—	200	—	4	—	—	—	—	4
Common stock warrants converted	—	—	16	—	—	—	—	—	—	—
Conversion of redeemable convertible preferred stock dividends	—	(5,521)	1,419	1	3,004	—	—	—	—	3,005
Issuances related to acquisitions	—	—	1,083	1	3,861	—	—	—	—	3,862
Treasury stock purchase, at cost	—	—	—	—	—	—	—	(137)	(489)	(489)
Stock-based compensation	—	—	—	—	2,805	—	—	—	—	2,805
Net income	—	—	—	—	—	—	28,429	—	—	28,429

Balance as of December 31, 2009	29,044	71,832	26,667	27	24,232	—	(89,797)	(206)	(938)	(66,476)
Comprehensive income (loss):
Foreign currency translation	—	—	—	—	—	(19)	—	—	—	(19)
Net income (loss)	—	—	—	—	—	—	253	—	—	253

Total comprehensive income (loss)										234
Accretion of redeemable convertible preferred stock	—	3,030	—	—	(3,030)	—	—	—	—	(3,030)
Exercise of stock options	—	—	266	—	664	—	—	—	—	664
Common Stock Warrants converted	—	—	8	—	—	—	—	—	—	—
Conversion of redeemable convertible preferred stock	—	(1,161)	343	—	726	—	—	—	—	726
Conversion of redeemable convertible preferred stock due to initial public offering	(29,044)	(73,701)	29,568	30	73,005	—	—	—	—	73,035
Issuance restricted stock	—	—	513	—	3,274	—	—	—	—	3,274
Treasury stock purchase, at cost	—	—	—	—	—	—	—	(3)	(20)	(20)
Issuance of common stock through initial public offering, net of issuance costs			6,000	6	57,682					57,688
Stock-based compensation	—	—	—	—	3,745	—	—	—	—	3,745

Balance as of September 30, 2010 (unaudited)	—	$—	$63,365	$63	$160,298	$(19)	$(89,544)	(209)	$(958)	$69,840

See accompanying notes.

RealPage, Inc.

Consolidated Statements of Cash Flows
 (in thousands)

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)

Cash flows from operating activities:
Net (loss) income	$(3,143)	$(3,209)	$28,429	$2,713	$253
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	7,127	10,997	14,769	10,703	14,856
Deferred tax expense (benefit)	—	489	(26,308)	—	(162)
Stock-based compensation	490	1,476	2,805	1,904	3,745
Loss on disposal of assets	—	115	127	192	57
Impairment of assets	—	830	119	—	—
Acquisition-related contingent consideration	—	—	—	—	39
Changes in assets and liabilities, net of assets acquired and liabilities assumed in business combinations:
Accounts receivable	(5,168)	(7,622)	2,407	3,488	1,840
Customer deposits	—	(105)	255	(79)	(325)
Other current assets	(330)	(203)	559	80	(3,870)
Other assets	(375)	(290)	(1,140)	(888)	(72)
Accounts payable	939	(579)	645	600	1,621
Accrued compensation, taxes and benefits	210	934	(461)	(882)	(427)
Deferred revenue	4,382	5,561	1,094	(969)	(3,041)
Other current and long-term liabilities	309	(432)	1,458	679	227

Net cash provided by operating activities	4,441	7,962	24,758	17,541	14,741
Cash flows from investing activities:
Purchases of property, equipment and software	(7,122)	(10,263)	(9,509)	(6,334)	(7,427)
Acquisition of businesses, net of cash acquired	(9,033)	(22,057)	(15,167)	(3,787)	(17,231)

Net cash used by investing activities	(16,155)	(32,320)	(24,676)	(10,121)	(24,658)

Cash flows from financing activities:
Proceeds from initial public offering, net of underwriting discount and offering costs	$—	$—	$—	$—	$57,688
Proceeds from notes payable	10,917	15,521	35,000	35,000	10,000
Payments on notes payable	(7,015)	(2,454)	(16,853)	(15,540)	(23,562)
Proceeds from (payments on) revolving credit facility, net	7,584	1,416	(10,000)	(10,000)	2,040
Payments on capital lease obligations	(678)	(2,558)	(5,592)	(5,050)	(1,241)
Issuance of redeemable convertible preferred stock, net of costs	—	13,357	—	—	—
Preferred stock dividend	—	—	(2,516)	—	(666)
Issuance of common stock	1,144	1,042	547	270	664
Purchase of treasury stock	—	(449)	(489)	(436)	(20)

Net cash provided by (used in) financing activities	11,952	25,875	97	4,244	44,903

Net increase in cash and cash equivalents	238	1,517	179	11,664	34,986
Effect of exchange rate on cash	—	—	—	—	(19)
Cash and cash equivalents:
Beginning of period	2,493	2,731	4,248	4,248	4,427

End of period	$2,731	$4,248	$4,427	$15,912	$39,394

Supplemental cash flow information:
Cash paid for interest	$1,212	$2,651	$3,833	$2,696	$4,288

Cash paid for income taxes, net of refunds	$39	$117	$228	$191	$227

Non-cash financing activities:
Fixed assets acquired under capital leases	$6,320	$2,077	$2,462	$2,462	$—

Accrued dividends and accretion of preferred stock	$6,234	$7,698	$5,678	$4,403	$3,030

Conversion of preferred stock dividend to common shares	$—	$16,850	$3,005	$—	$73,732

Accrued property and equipment	$—	$—	$—	$(260)	$1,154

See accompanying notes.

RealPage, Inc.

Notes To Consolidated Financial Statements

1.	The Company

RealPage, Inc., a Delaware corporation, and its subsidiaries, (the “Company” or “we” or “us”) is a provider of property management solutions that enable owners and managers of single-family and a wide variety of multi-family rental property types to manage their marketing, pricing, screening, leasing, accounting, purchasing and other property operations. Our on demand software solutions are delivered through an integrated software platform that provides a single point of access and a shared repository of prospect, resident and property data. By integrating and streamlining a wide range of complex processes and interactions among the rental housing ecosystem of owners, managers, prospects, residents and service providers, our platform optimizes the property management process and improves the experience for all of these constituents. Our solutions enable property owners and managers to optimize revenues and reduce operating costs through higher occupancy, improved pricing methodologies, new sources of revenue from ancillary services, improved collections and more integrated and centralized processes.

Reverse Stock Split

On July 22, 2010, the board of directors approved an amended and restated certificate of incorporation that effected a reverse stock split of every two outstanding shares of preferred stock and common stock into one share of preferred stock or common stock, respectively. The par value of the common and redeemable convertible preferred stock was not adjusted as a result of the reverse stock split. All issued and outstanding common stock, restricted stock, redeemable convertible preferred stock, warrants for common stock and per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. The reverse stock split was effected on July 23, 2010.

Initial Public Offering

On August 11, 2010, our registration statement on Form S-1 (File No 333-166397) relating to our initial public offering was declared effective by the Securities and Exchange Commission (“SEC”). We sold 6,000,000 shares of common stock in our initial public offering. Our common stock began trading on August 12, 2010 on the NASDAQ Global Select Stock Market under the symbol “RP,” and our initial public offering closed on August 17, 2010. Upon closing of our initial public offering, all outstanding shares of our preferred stock, including a portion of accrued but unpaid dividends on our outstanding shares of Series A, Series A1 and Series B convertible preferred stock, were converted into 29,567,952 shares of common stock.

In connection with the consummation of our initial public offering, our Board of Directors and stockholders approved our Amended and Restated Certificate of Incorporation (the “Restated Certificate”), which was filed with the Delaware Secretary of State and became effective on August 17, 2010. The Restated Certificate provides for two classes of capital stock to be designated, respectively, Common Stock and Preferred Stock. The total number of shares which the Company is authorized to issue is 135,000,000 shares. 125,000,000 shares are Common Stock, par value $0.001 per share, and 10,000,000 shares are Preferred Stock, par value $0.001 per share.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated balance sheets as of December 31, 2008 and 2009 and September 30, 2010 (unaudited) and the accompanying consolidated statements of operations and cash flows for each of the three years in the period ended December 31, 2009 and the nine months ended September 30, 2009 and 2010 (unaudited) represent our financial position, results of operations and cash flows as of and for the periods then ended. The consolidated financial statements include the accounts of RealPage, Inc. and our wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Applicable Accounting Guidance

Any reference in these notes to applicable accounting guidance is meant to refer to the authoritative non-governmental United States generally accepted accounting principles as found in the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC).

Unaudited Interim Financial Information

The accompanying unaudited interim consolidated balance sheet as of September 30, 2010, the consolidated statements of income and cash flows for the nine months ended September 30, 2009 and 2010, and the consolidated statement of and stockholders’ equity for the nine months ended September 30, 2010 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of our management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of our financial position, as of September 30, 2010, the results of operations and cash flows for the nine months ended September 30, 2009 and 2010 and stockholders’ equity for the nine months ended September 30, 2010. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other period.

Accounting Reclassification

In the second quarter of 2010, an adjustment was made to reclassify amounts previously reported as current portion of deferred revenue. This adjustment resulted in increase to the long term portion of deferred revenue of $3.5 million and $4.0 million as of December 31, 2008 and 2009, respectively, and corresponding decreases in the current portion of deferred revenue and current liabilities. These changes did not have an impact on our consolidated statements of operations or statements of cash flows for any period presented.

Segment and Geographic Information

Our chief operating decision maker is our Chief Executive Officer, who reviews financial information presented on a company-wide basis. As a result, we determined that the Company has a single reporting segment and operating unit structure.

Principally, all of our revenues for the periods ended December 31, 2007, 2008 and 2009 and September 30, 2009 and 2010 (unaudited) were in North America.

Net long-lived assets held were $18.6 million, $20.3 million and $20.5 million in North America and $0.6 million, $0.5 million and $0.6 million in our international subsidiaries at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires our management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant estimates include the allowance for doubtful accounts; the useful lives of intangible assets and the recoverability or impairment of tangible and intangible asset values; purchase accounting allocations and related reserves; revenue and deferred revenue; stock-based compensation; and our effective income tax rate and the recoverability of deferred tax assets, which are based upon our expectations of future taxable income and allowable deductions. Actual results could differ from these estimates.

Cash Equivalents

We consider all highly liquid investments with a maturity date, when purchased, of three months or less to be cash equivalents.

Concentrations of Credit Risk

Our cash accounts, including an overnight repurchase account, are maintained at various financial institutions and may, from time to time, exceed federally insured limits. The Company has not experienced any losses in such accounts.

Concentrations of credit risk with respect to accounts receivable result from substantially all of our customers being in the multi-family rental housing market. Our customers, however, are dispersed across different geographic areas. We do not require collateral from customers. We maintain an allowance for losses based upon the expected collectability of accounts receivable. Accounts receivable are written off upon determination of non-collectability following established Company policies based on the aging from the accounts receivable invoice date.

No single customer accounted for 5% or more of our revenue or accounts receivable for the years ended December 31, 2007, 2008 or 2009 or the nine months ended September 30, 2009 or 2010 (unaudited).

Fair Value of Financial Instruments

Effective January 1, 2008, we adopted a new accounting standard which defines fair value, establishes a framework for measuring fair value and expands on required disclosures regarding fair value measurements. This standard applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements accordingly, but does not require any new fair value measurements of previously reported balances. The adoption had no impact on our consolidated results of operations or financial position.

Financial assets and liabilities with carrying amounts approximating fair value include cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued expenses and other current liabilities. The carrying amount of these financial assets and liabilities approximates fair value because of their short maturities. The carrying amount of our debt and other long-term liabilities approximates their fair value. The fair value of debt was based upon our management’s best estimate of interest rates that would be available for similar debt obligations as of December 31, 2008 and 2009 and September 30, 2010 (unaudited) and was consistent with the interest rates we received in connection with the refinancing of our debt obligations in June 2010.

Accounts Receivable

For several of our solutions, we invoice customers prior to the period in which service is provided. Accounts receivable represent trade receivables from customers when we have invoiced for software solutions and/or services and we have not yet received payment. We present accounts receivable net of an allowance for doubtful accounts. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments, or the customer cancelling prior to the service being rendered. In doing so, we consider the current financial condition of the customer, the specific details of the customer account, the age of the outstanding balance, the current economic environment and historical credit trends. As a result, a portion of our allowance is for services not yet rendered and, therefore, is charged as an offset to deferred revenue, which does not have an effect on the statement of operations. Any change in the assumptions used in analyzing a specific account receivable might result in an additional allowance for doubtful accounts being recognized in the period in which the change occurs.

Property, Equipment and Software

Property, equipment and software are recorded at cost less accumulated depreciation and amortization, which are computed using the straight-line method over the following estimated useful lives:

Leasehold improvements	3-10 years
Data processing and communications equipment	3-10 years
Furniture, fixtures and other equipment	3-5 years
Software	3 years

Software includes purchased software and internally developed software. Leasehold improvements are depreciated over the shorter of the lease term or the estimated useful lives of the assets.

Business Combinations

When we acquire businesses, we allocate the total consideration paid to the fair value of the tangible assets, liabilities, and identifiable intangible assets acquired. Any residual purchase consideration is recorded as goodwill. The allocation of the purchase price requires our management to make significant estimates in determining the fair values of assets acquired and liabilities assumed, in particular with respect to identified intangible assets. These estimates are based on the application of valuation models using historical experience and information obtained from the management of the acquired companies. These estimates can include, but are not limited to, the cash flows that an asset is expected to generate in the future, the appropriate weighted-average cost of capital and the cost savings expected to be derived from acquiring an asset. These estimates are inherently uncertain and unpredictable. In addition, unanticipated events and circumstances may occur which may affect the accuracy or validity of these estimates. In accordance with new accounting guidance, beginning in 2009, we began including the fair value of contingent consideration to be paid within the total consideration allocated to the fair value of the assets acquired and liabilities assumed. This requires us to make estimates regarding the fair value of the amounts to be paid. Additionally, we expense acquisition-related costs as incurred rather than including as a component of purchase price.

Impairment of Long-Lived Assets

We perform an impairment review of long-lived assets held and used whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important that could trigger an impairment review include, but are not limited to, significant under-performance relative to projected future operating results, significant changes in the manner of our use of the acquired assets or our overall business and/or product strategies. When we determine that the carrying value of a long-lived asset may not be recoverable based upon the existence of one or more of these indicators, we determine the recoverability by comparing the carrying amount of the asset or asset group to net future undiscounted cash flows that the asset or assets are expected to generate. We would then recognize an impairment charge equal to the amount by which the carrying amount exceeds the fair market value of the asset or assets.

In December 2008, we decided to sell certain assets associated with one of our service offerings with a net book value of $1.8 million. Assets identified for sale were written down to their estimated market value at December 31, 2008, resulting in a loss of $0.8 million. The estimated market value of $1.0 million was based on observable prices for similar assets. We have recorded these assets in other current assets in the consolidated balance sheet at December 31, 2008. During 2009, a portion of these assets were sold. The balance of these assets at December 31, 2009, was $0.2 million. As the held for sale criteria were no longer met, these assets were reclassified to fixed assets at December 31, 2009.

Goodwill and Other Intangible Assets with Indefinite Lives

We test goodwill and other intangible assets with indefinite lives for impairment separately on an annual basis in the fourth quarter of each year. Additionally, we will test goodwill and other intangible assets with indefinite lives in the interim if events and circumstances indicate that goodwill and other intangible assets with indefinite lives may be impaired. The events and circumstances that we consider include significant under-performance relative to projected future operating results and significant changes in our overall business and/or product strategies. We evaluate impairment of goodwill using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying amount. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying amount of the goodwill of that reporting unit and determination of the impairment charge, if any. We evaluate other intangible assets with indefinite lives by estimating the fair value of those assets based on estimated future earnings derived from the assets using the income approach model. If the carrying amount of the other intangible assets with indefinite lives exceeds the fair value, we would recognize an impairment loss equal to the excess of carrying value over fair value. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill and other intangible assets with indefinite lives, the revision could result in a non-cash impairment charge that could have a material impact on our financial results. There was no impairment of goodwill or intangible assets with indefinite lives in 2007, 2008 or 2009.

Intangible Assets

Intangible assets consist of acquired developed product technologies, acquired customer relationships, vendor relationships, non-competition agreements and tradenames. We record intangible assets at fair value and amortize those with finite lives over the shorter of the contractual life or the estimated useful life. We estimate the useful lives of acquired developed product technologies and customer relationships based on factors that include the planned use of each developed product technology and the expected pattern of future cash flows to be derived from each developed product technology and existing customer relationships. We include amortization of acquired developed product technologies in cost of revenue, amortization of acquired customer relationships in sales and marketing expenses and amortization of vendor relationships and non-competition agreements in general and administrative expenses in our consolidated statements of operations.

Income Taxes

Income taxes are provided based on the liability method, which results in income tax assets and liabilities arising from temporary differences. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years. The liability method requires the effect of tax rate changes on current and accumulated deferred income taxes to be reflected in the period in which the rate change was enacted. The liability method also requires that deferred tax assets be reduced by a valuation allowance unless it is more likely than not that the assets will be realized.

We may recognize a tax benefit from uncertain tax positions only if it is at least more likely than not that the tax position will be sustained upon examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement with the taxing authorities. Upon our adoption of the related standard, there was no liability for uncertain tax positions due to the fact that there were no identified tax benefits that were considered uncertain positions.

We establish valuation allowances when necessary to reduce deferred tax assets to the amounts expected to be realized. We evaluate the need for, and the adequacy of, valuation allowances based on the expected realization of our deferred tax assets. The factors used to assess the likelihood of realization include historical earnings, our latest forecast of taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

Our effective tax rates are primarily affected by the amount of our taxable income or losses in the various taxing jurisdictions in which we operate, the amount of federal and state net operating losses and tax credits, the extent to which we can utilize these net operating loss carryforwards and tax credits and certain benefits related to stock option activity.

Revenue Recognition

We derive our revenue from three primary sources: our on demand software solutions; our on premise software solutions; and professional and other services. We commence revenue recognition when all of the following conditions are met:

•	there is persuasive evidence of an arrangement;

•	the solution and/or service has been provided to the customer;

•	the collection of the fees is probable; and

•	the amount of fees to be paid by the customer is fixed or determinable.

For multi-element arrangements that include multiple software solutions and/or services, we allocate arrangement consideration to all deliverables that have stand-alone value based on their relative selling prices. In such circumstances, we utilize the following hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows:

•	Vendor specific objective evidence (VSOE), if available. The price at which we sell the element in a separate stand-alone transaction;

•	Third-party evidence of selling price (TPE), if VSOE of selling price is not available. Evidence from us or other companies of the value of a largely interchangeable element in a transaction; and

•	Estimated selling price (ESP), if neither VSOE nor TPE of selling price is available. Our best estimate of the stand-alone selling price of an element in a transaction.

Our process for determining ESP for deliverables without VSOE or TPE considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. Key factors primarily considered in developing ESP include prices charged by us for similar offerings when sold separately, pricing policies and approvals from standard pricing and other business objectives.

From time to time, we sell on demand software solutions with professional services. In such cases, as each element has stand alone value, we allocate arrangement consideration based on our estimated selling price of the on demand software solution and VSOE of the selling price of the professional services.

On Demand Revenue

Our on demand revenue consists of license and subscription fees, transaction fees related to certain of our software-enabled value-added services and commissions derived from us selling certain risk mitigation services.

License and subscription fees are comprised of a charge billed at the initial order date and monthly or annual subscription fees for accessing our on demand software solutions. The license fee billed at the initial order date is recognized as revenue on a straight-line basis over the longer of the contractual term or the period in which the customer is expected to benefit, which we consider to be four years. Recognition starts once the product has been activated. Revenue from monthly and annual subscription fees is recognized on a straight-line basis over the access period.

We recognize revenue from transaction fees derived from certain of our software-enabled value-added services as the related services are performed.

As part of our risk mitigation services to the rental housing industry, we act as an insurance agent and derive commission revenue from the sale of insurance products to individuals. The commissions are based upon a percentage of the premium that the insurance company charges to the policyholder and are subject to forfeiture in instances where a policyholder cancels prior to the end of the policy. If the policy is cancelled, our commissions are forfeited as a percent of the unearned premium. As a result, recognize the commissions related to these services ratably over the policy term as the associated premiums are earned.

On Premise Revenue

Revenue from our on premise software solutions is comprised of an annual term license, which includes maintenance and support. Customers can renew their annual term license for additional one-year terms at renewal price levels. We recognize the annual term license on a straight-line basis over the contract term.

In addition, we have arrangements that include perpetual licenses with maintenance and other services to be provided over a fixed term. We allocate and defer revenue equivalent to the VSOE of fair value for the undelivered elements and recognize the difference between the total arrangement fee and the amount deferred for the undelivered elements as revenue. We have determined that we do not have VSOE of fair value for its customer support and professional services in these specific arrangements. As a result, the elements within its multiple-element sales agreements do not qualify for treatment as separate units of accounting. Accordingly, we account for fees received under multiple-element arrangements with customer support or other professional services as a single unit of accounting and recognize the entire arrangement ratably over the longer of the customer support period or the period during which professional services are rendered.

Professional and Other Revenue

Professional & other revenue is recognized as the services are rendered for time and material contracts. Training revenues are recognized after the services are performed.

Deferred Revenue

Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from our subscription service described above and is recognized as the revenue recognition criteria are met. For several of our solutions, we invoice our customers in annual, monthly or quarterly installments in advance of the commencement of the service period. Accordingly, the deferred revenue balance does not represent the total contract value of annual subscription agreements.

Cost of Revenue

Cost of revenue consists primarily of salaries and related personnel expenses of our operations and support personnel, including training and implementation services, expenses related to the operation of our data center, fees paid to third-party providers, allocations of facilities overhead costs and depreciation, amortization of acquired technologies and amortization of capitalized software.

Customer Acquisition Costs

The costs of obtaining new customers are expensed as incurred.

Stock-Based Compensation

We record stock-based compensation expense for options granted to employees based on the estimated fair value for the awards, using the Black-Scholes option pricing model on the date of grant. We recognize expense over the requisite service period, which is generally the vesting period, on a straight-line basis.

At each stock option grant date, we utilize peer group data to calculate our expected volatility. Expected volatility is based on historical and expected volatility rates of publicly traded peers. The expected life of each option grant is based on existing employee exercise patterns. The risk-free rate is based on the treasury yield rate with a maturity corresponding to the expected option life assumed at the grant date. We do not estimate forfeitures as the awards vest quarterly over the related service term.

Changes to the underlying assumptions may have a significant impact on the underlying value of the stock options, which could have a material impact on our consolidated financial statements.

We have granted stock options at exercise prices believed to be equal to or above the fair market value of our common stock, as of the grant date. Given the absence of any active market for our common stock, the fair market value of the common stock underlying stock options granted was determined by our compensation committee, with input from our management, and considered contemporaneous third-party valuations.

For the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), we incurred expenses of $0.5 million, $1.5 million, $2.8 million, $1.9 million and $3.7 million, respectively, for stock-based compensation expense.

Capitalized Product Development Costs

We capitalize specific product development costs, including costs to develop software products or the software components of our solutions to be marketed to external users, as well as software programs to be used solely to meet our internal needs. The costs incurred in the preliminary stages of development related to research, project planning, training, maintenance and general and administrative activities, and overhead costs are expensed as incurred. The costs of relatively minor upgrades and enhancements to the software are also expensed as incurred. Once an application has reached the development stage, internal and external costs incurred in the performance of application development stage activities, including costs of materials, services and payroll and payroll-related costs for employees, are capitalized, if direct and incremental, until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. We capitalized $1.5 million, $1.4 and $1.1 million of product development costs during the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2010 (unaudited), respectively, and recognized amortization expense of $0.8 million, $0.9 million, $1.3 million, $0.9 million and $0.9 million during the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively, included as a component of cost of revenue. Unamortized product development cost was $2.9 million, $3.1 million and $3.2 million at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively. Our management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal use software during the years ended December 31, 2007, 2008 or 2009.

Advertising Expenses

Advertising costs are expensed as incurred and totaled $3.4 million, $4.9 million, $5.9 million, $4.5 million and $6.1 million for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consisted of the following:

	December 31,		September 30,
	2008	2009	2010
			(unaudited)
	(in thousands)

Accrued compensation, payroll taxes, and benefits	$5,264	$5,034	$4,950
Current portion of capital leases	2,852	1,540	736
Current portion of liabilities related to acquisitions	3,358	1,903	2,737
Other current liabilities	1,781	2,353	3,026

Total accrued expenses and other current liabilities	$13,255	$10,830	$11,449

Other Long-Term Liabilities

Other long-term liabilities consisted of the following:

	December 31,		September 30,
	2008	2009	2010
			(unaudited)
	(in thousands)

Capital leases, less current portion	$2,377	$589	$152
Long-term liabilities related to acquisitions, less current portion	2,470	2,455	2,668
Other long-term liabilities	1,920	2,762	2,487

Total other long-term liabilities	$6,767	$5,806	$5,307

Recently Issued Accounting Standards

In September 2009, we adopted the FASB ASC. The FASB established the ASC as the single source of authoritative non-governmental GAAP, superseding various existing authoritative accounting pronouncements. It eliminates the previous GAAP hierarchy and establishes one level of authoritative GAAP. All other literature is considered non-authoritative. The FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. Instead, it will issue an Accounting Standards Update (ASU). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the ASC, provide background information about the guidance and provide the bases for conclusions on the change(s) in the ASC.

In December 2007, the FASB issued guidance regarding business combinations, which significantly changes the principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. This statement is effective prospectively, except for certain retrospective adjustments to deferred tax balances, for fiscal years beginning after December 15, 2008. We applied these provisions to our 2009 acquisitions which resulted in expensing related transaction costs and valuing contingent consideration at the date of acquisition. See Note 3.

In May 2009, the FASB issued an ASU that established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. The standard, which includes a new required disclosure of the date through which an entity has evaluated subsequent events, is effective for interim or annual periods ending after June 15, 2009. The adoption had no impact on our consolidated results of operations or financial position.

In September 2009, the FASB issued an ASU providing clarification for measuring the fair value of a liability when a quoted price in an active market for the identical liability is not available. It also clarifies that, when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability. This ASU is effective for fiscal periods beginning after August 27, 2009. We do not believe this update will have a material impact on our consolidated financial statements.

3.	Acquisitions

2007 Acquisition

In April 2007, we acquired all of the issued and outstanding member interests of Multifamily Internet Ventures, LLC, the Irvine, California-based parent company of LeasingDesk LLC (“LeasingDesk”). We purchased LeasingDesk to be able to provide resident insurance programs to the multi-family housing industry. The LeasingDesk product line includes eRenterPlan, a liability policy that insures owners against financial loss due to resident-caused damage, or an enhanced version of the product which includes renter’s insurance, providing additional coverage for resident personal belongings in the event of loss. The aggregate purchase price was $7.3 million, net of cash acquired, including cash payment of $7.1 million and acquisition-related costs of $0.2 million. In April 2008, we also paid $0.3 million in contingent consideration. The fair value of this contingent consideration was not included within total consideration at the acquisition date. This payment was recorded as additional goodwill. The purchase price of the acquisition was allocated to the net assets acquired based on the fair values at the date of the acquisition. Goodwill associated with the LeasingDesk acquisition is deductible for tax purposes. We included the operating results in our consolidated results of operations from the effective date of the acquisition.

We allocated the purchase price for LeasingDesk as follows:

LeasingDesk
(in thousands)

Intangible assets:
Developed product technologies	$116
Customer relationships	2,020
Non-competition agreements	120
Tradenames	420
Goodwill	5,241
Deferred revenue	(434)
Net other assets (liabilities)	(135)

Total purchase price, net of cash acquired	$7,348

2008 Acquisitions

In January 2008, we entered into an asset purchase agreement with WebRoomz, LLC (“WebRoomz”) to acquire technology for an on demand leasing system for the student and privatized military housing markets. WebRoomz is a web-based portal that allows tenants to match roommates and manages the entire leasing process using a document management system. The aggregate purchase price was $1.2 million, which included the payment of cash and acquisition related costs of $0.1 million. We included the operating results in our consolidated results of operations from the effective date of the acquisition.

In October 2008, we completed an acquisition of all of the issued and outstanding stock of OpsTechnology, Inc. (“Ops”). Ops offers three on demand products designed to improve efficiencies and reduce costs for multi-family companies. The aggregate purchase price at closing, net of acquired cash, was $21.6 million, which included a cash payment of $20.3 million, acquisition-related costs of $0.3 million and an additional cash payment of $2.7 million, which was paid on the first anniversary of the acquisition date. In addition, certain former owners of Ops earned 333,332 shares of our common stock by achieving certain revenue targets in 2009. This increased the overall consideration by $1.7 million. The fair value of this contingent consideration was not included within total consideration at the acquisition date. This payment was recorded as additional goodwill.

We made both of these acquisitions because of the immediate availability of product offerings that complemented our existing products. We accounted for the WebRoomz and Ops acquisitions using the purchase method of accounting. Goodwill associated with the WebRoomz acquisition is deductible for tax purposes; however, the goodwill associated with the Ops acquisition is not deductible for tax purposes.

We allocated the purchase prices for WebRoomz and Ops as follows:

	WebRoomz	Ops
	(in thousands)

Intangible assets:
Developed product technologies	$228	$2,457
Customer relationships	—	4,884
Vendor relationships	—	5,650
Tradenames	—	1,840
Goodwill	953	7,253
Deferred revenue	—	(619)
Deferred tax liability		(644)
Net other assets (liabilities)	—	809

Total purchase price, net of cash acquired	$1,181	$21,630

2009 Acquisitions

In September 2009, we purchased substantially all of the assets of Evergreen Solutions, Inc. (“Evergreen”). The acquisition of Evergreen further advanced our ability to offer open access to our products for clients and certified partners, and improves our ability to offer integration of our products and services with third-party solutions. The aggregate purchase price at closing was $0.9 million, which included a cash payment of $0.7 million and the fair value of contingent consideration of $0.2 million, which was paid in March 2010 and is based on the collection of pre-acquisition accounts receivable balances from customers. The $0.2 million is recorded within the current portion of acquisition related liabilities on the balance sheet at December 31, 2009. The customer relationships have useful lives of four years and are amortized in proportion to the estimated cash flows derived from the relationship. We have determined that the tradename has an indefinite life, as we anticipate keeping the tradename for the foreseeable future given its recognition in the marketplace. All direct acquisition costs were immaterial and expensed as incurred. We included the operating results of this acquisition in our consolidated results of operations from the effective date of the acquisition.

In September 2009, we purchased 100% of the outstanding stock of A.L. Wizard, Inc. (“ALW”). The acquisition of ALW immediately provided us with an application of on demand software and services for residential property management customers who manage senior living properties. The aggregate purchase price at closing was $2.8 million, net of cash acquired of $0.2 million, which included a cash payment of $2.5 million upon acquisition and additional cash payments of $0.5 million, half of which is due on the first anniversary of the acquisition date, with the remaining amount due 18 months from the acquisition date. The $0.5 million is recorded in acquisition-related liabilities on the balance sheet. We acquired deferred revenue as a contractual obligation, which was recorded at its assessed fair value of $0.5 million. The fair value was determined by incorporating the total cost to service the revenue and a normal profit margin for the industry. The customer relationships have useful lives of seven years and are amortized in proportion to the estimated cash flows derived from the relationship. Acquired developed product technologies have a useful life of three years and are amortized straight-line over the estimated useful life. We have determined that the tradename has an indefinite life, as we anticipate keeping the tradename for the foreseeable future given its recognition in the marketplace. All direct acquisition costs were immaterial and expensed as incurred. We included the operating results of this acquisition in our consolidated results from the effective date of the acquisition.

In November 2009, we purchased 100% of the outstanding stock of Propertyware, Inc. (“Propertyware”). The acquisition of Propertyware provided an entry into the single-family and small, centrally managed multi-family property markets. The acquisition also expanded the breadth of products Propertyware will make available to its residential property management customers. The aggregate purchase price at closing was $11.9 million, net of cash acquired, which included a cash payment of $9.0 million and additional cash payments of $0.5 million payable on the first anniversary of the acquisition date and $0.5 million payable 18 months after the acquisition date. The $1.0 million is recorded in acquisition-related liabilities on the balance sheet. In addition, the purchase price included the issuance of 500,000 restricted common shares which vest as certain revenue targets are achieved as defined in the purchase agreement. The fair value of these shares is estimated to be $2.2 million and is based on our management’s estimate of the fair value of the stock and the probability of the achievement of these revenue targets. These shares have a maximum value of $2.5 million. We acquired deferred revenue as a contractual obligation, which was recorded at its assessed fair value of $0.5 million. The acquired intangibles were recorded at fair value based on assumptions made by us. The customer relationships have useful lives of ten years and are amortized in proportion to the estimated cash flows derived from the relationship. Acquired developed product technologies have a useful life of three years and are amortized straight-line over the estimated useful life. We have determined that the tradename has an indefinite life, as we anticipate keeping the tradename for the foreseeable future given its recognition in the marketplace. All direct acquisition costs were immaterial and expensed as incurred. We included the operating results of this acquisition in our consolidated results of operations from the effective date of the acquisition.

We made each of these acquisitions because of the immediate availability of product offerings that complemented our existing products. We accounted for the Evergreen, ALW and Propertyware acquisitions by allocating the total consideration, including the fair value of contingent consideration to the fair value of assets received and liabilities assumed. Goodwill associated with the Evergreen acquisition is deductible for tax purposes; however, the goodwill associated with the ALW and Propertyware acquisitions is not deductible for tax purposes.

We allocated the purchase prices for Evergreen, ALW and Propertyware as follows:

	Evergreen	ALW	Propertyware
	(in thousands)

Intangible assets:
Developed product technologies	$—	$1,192	$7,427
Customer relationships	154	964	1,050
Tradenames	34	373	1,080
Goodwill	470	1,287	6,144
Deferred revenue	—	(585)	(451)
Deferred tax (liability)	—	(863)	(3,407)
Net other assets	227	415	78

Total purchase price, net of cash acquired	$885	$2,783	$11,921

2010 Acquisitions

In February 2010, we acquired the assets of Domin-8 Enterprise Solutions, Inc. (“Domin-8”). The acquisition of these assets improved our ability to serve our multi-family clients with mixed portfolios that include smaller, centrally-managed apartment communities. The aggregate purchase price at closing was $12.9 million, net of cash acquired, which was paid upon acquisition of the assets. We acquired deferred revenue as a contractual obligation, which was recorded at its assessed fair value of $4.5 million. The fair value of the deferred revenue was determined based on estimated costs to support acquired contracts plus a reasonable margin. The acquired intangibles were recorded at fair value based on assumptions made by us. The customer relationships have useful lives of approximately six years and are amortized in proportion to the estimated cash flows derived from the relationship. Acquired developed product technologies have a useful life of three years and are amortized straight-line over the estimated useful life. We have determined that the tradename has an indefinite life, as we anticipate keeping the tradename for the foreseeable future given its recognition in the marketplace. Approximately $0.7 million and $0.2 million of transaction costs related to this acquisition were expensed as incurred during 2009 and the period ending September 30, 2010 (unaudited), respectively. We included the operating results of this acquisition in our consolidated results of operations from the effective date of the acquisition. This acquisition was financed from the proceeds from the amended credit facility (See Note 6) and cash flow from operations.

We made this acquisition because of the immediate availability of product offerings that complemented our existing products. We accounted for this acquisition by allocating the total consideration to the fair value of assets received and liabilities assumed. Goodwill associated with this acquisition is deductible for tax purposes.

We allocated the purchase price for Domin-8 as follows:

Domin-8
(in thousands)

Intangible assets:
Developed product technologies	$3,678
Customer relationships	6,418
Tradenames	1,278
Goodwill	4,896
Deferred revenue	(4,502)
Net other assets	1,155

Total purchase price, net of cash acquired	$12,923

In July 2010, we purchased 100% of the outstanding stock of eReal Estate Integration, Inc. (“eREI”) for approximately $8.6 million, net of cash acquired, which included a cash payment of $3.8 million and an estimated cash payment payable upon the achievement of certain revenue targets (acquisition-related contingent consideration) and the issuance of 499,999 restricted common shares, which vest as certain revenue targets are achieved as defined in the purchase agreement. At the acquisition date, we recorded a liability for the estimated fair value of the acquisition-related contingent consideration of $0.8 million. In addition, we recorded the fair value of the restricted common shares of $3.3 million. These fair values were based on managements’ estimate of the fair value of the cash and the restricted common shares using a probability weighted discounted cash flow model on the achievement of certain revenue targets. The cash payment and the related restricted common shares have a maximum value of $1.8 million and $4.4 million, respectively.

This acquisition was financed from proceeds from our revolving line of credit and cash flows from operations. The acquisition of eREI improved our lead management and lead syndication capabilities. Acquired intangibles were recorded at fair value based on assumptions made by us. The acquired developed product technologies have a useful life of three years amortized on a straight-line basis. Acquired customer relationships have a useful life of ten years which will be amortized proportionately to the expected discounted cash flows derived from the asset. The tradenames acquired have an indefinite useful life as we do not plan to cease using the tradenames in the marketplace. All direct acquisition costs were approximately $0.1 million and expensed as incurred. We included the results of operations of this acquisition in our consolidated financial statements from the effective date of the acquisition.

We allocated the purchase price for eREI as follows:

eREI
(in thousands)

Intangible assets:
Developed product technologies	$5,279
Customer relationships	498
Tradenames	844
Goodwill	5,055
Net other assets	(3,053)

Total purchase price, net of cash acquired	$8,623

The liability established for the acquisition-related contingent consideration will continue to be re-evaluated and recorded at an estimated fair value until all of the targets have been met or terms of the agreement expire. As of September 30, 2010 (unaudited), our liability for the estimated cash payment was $0.9 million. During the nine months ended September 30, 2010 (unaudited), we recognized costs of $39 thousand due to changes in the estimated fair value of the cash acquisition-related contingent consideration. There was no change to the estimated fair value of the restricted common stock.

Pro Forma Results of Acquisitions

The following table presents unaudited pro forma results of operations for 2007, 2008 and 2009 as if the aforementioned acquisitions, including Domin-8 and eREI, had occurred at the beginning of each period presented. We prepared the pro forma financial information for the combined entities for comparative purposes only, and it is not indicative of what actual results would have been if the acquisitions had taken place at the beginning of the periods presented, or of future results.

				Nine Months
				Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2010
	Pro Forma	Pro Forma	Pro Forma	Pro Forma
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)

Revenue:
On demand	$73,723	$109,453	$136,624	$121,693
On premise	17,605	16,673	13,035	7,169
Professional and other	13,723	15,041	12,080	7,431

Total revenue	105,051	141,167	161,739	136,293
Net (loss) income	(6,308)	(16,667)	28,663	48
Net (loss) income attributable to common stockholders:
Basic and diluted	(12,308)	(24,116)	10,845	(2,896)
Net (loss) income per share attributable to common stockholders:
Basic	$(1.20)	$(1.74)	$0.45	$(0.09)
Diluted	$(1.20)	$(1.74)	$0.43	$(0.09)

The acquisitions in 2007, 2008, 2009 and 2010 were financed with cash flows from operations and financing activities.

Acquisition-Related Liabilities from Pre-2007 Acquisition

In connection with a 2002 acquisition, a liability was recorded for a $6.0 million earn-out payable to the seller, as payment was considered probable. At December 31, 2008 and 2009 and September 30, 2010 (unaudited), we owed $3.0 million, $2.5 million and $2.1 million, respectively, in remaining earn-out fees relating to this acquisition, of which $2.5 million, $2.0 million and $1.6 million are included in other long-term liabilities on the consolidated balance sheets at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively.

4. Property, Equipment and Software

Property, equipment and software consist of the following:

	December 31,		September 30,
	2008	2009	2010
			(unaudited)
	(in thousands)

Leasehold improvements	$5,069	$6,039	$7,194
Data processing and communications equipment	20,078	26,969	29,404
Furniture, fixtures, and other equipment	5,233	6,251	6,883
Software	19,005	21,807	25,276

	49,385	61,066	68,757
Less: Accumulated depreciation and amortization	(30,248)	(40,317)	(47,709)

Property, equipment and software, net	$19,137	$20,749	$21,048

Depreciation and amortization expense for property, equipment and software was $5.7 million, $9.2 million, $10.3 million, $7.7 million and $8.5 million for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively. This includes depreciation for assets purchased through capital leases.

5.	Goodwill and Other Intangible Assets

The change in the carrying amount of goodwill for the years ended December 31, 2008 and 2009, and the nine months ended September 30, 2010 (unaudited), is as follows:

(in thousands)
Balance at December 31, 2007	$9,194
Contingent consideration	449
Goodwill acquired	8,206

Balance at December 31, 2008	17,849
Contingent consideration	1,679
Goodwill acquired	7,838

Balance at December 31, 2009	27,366
Goodwill acquired	9,951
Other	63

Balance at September 30, 2010	$37,380

Other intangible assets consisted of the following at December 31, 2008 and 2009 and September 30, 2010 (unaudited):

		December 31, 2008			December 31, 2009
	Amortization	Carrying	Accumulated		Carrying	Accumulated
	Period	Amount	Amortization	Net	Amount	Amortization	Net
	(in thousands)

Finite-lived intangible assets
Developed technologies	3 years	$2,801	$(412)	$2,389	$11,421	$(1,870)	$9,551
Customer relationships	1-10 years	7,539	(2,469)	5,070	9,707	(4,301)	5,406
Vendor relationships	7 years	5,650	(311)	5,339	5,650	(1,500)	4,150
Non-competition agreement	4-5 years	120	(53)	67	120	(83)	37

Total finite-lived intangible assets		16,110	(3,245)	12,865	26,898	(7,754)	19,144
Indefinite-lived intangible assets
Tradenames		2,260	—	2,260	3,747	—	3,747

Total intangible assets		$18,370	$(3,245)	$15,125	$30,645	$(7,754)	$22,891

		September 30, 2010 (unaudited)
	Amortization	Carrying	Accumulated
	Period	Amount	Amortization	Net
		(in thousands)

Finite-lived intangible assets
Developed technologies	3 years	$20,385	$(5,908)	$14,477
Customer relationships	1-10 years	16,623	(5,804)	10,819
Vendor relationships	7 years	5,650	(2,265)	3,385
Non-competition agreements	4-5 years	120	(105)	15

Total finite-lived intangible assets		42,778	(14,082)	28,696
Indefinite-lived intangible assets
Tradenames		5,875	—	5,875

Total Intangible assets		$48,653	$(14,082)	$34,571

There was no impairment of goodwill or trade names indicated during 2008 or 2009.

Amortization of finite-lived intangible assets was $1.5 million, $1.8 million, $4.5 million, $3.0 million, and $6.3 million for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively.

As of September 30, 2010 (unaudited), the following table sets forth the estimated amortization of intangible assets for the years ending December 31:

(in thousands)

Year ending December 31,
2010 (3 months)	$2,338
2011	9,924
2012	8,523
2013	4,027
2014	2,392

6.	Debt

The following table summarizes the components of debt as of:

	December 31,		September 30,
	2008	2009	2010
			(unaudited)
	(in thousands)

Revolver	$10,000	—	$2,040
Term loan	12,650	$33,688	38,734
Promissory notes issued to preferred stockholders	11,064	8,173	—
Secured promissory notes	10,000	10,000	—

	$43,714	$51,861	$40,774

In September 2009, we entered into a Credit Agreement (“Credit Agreement”) with two lenders, which provided for $35.0 million term loan and a $10.0 million revolving line of credit. A portion of the proceeds from the Credit Agreement was used to repay the balance outstanding under our prior credit agreement. The term loan and revolving line of credit bear interest at rates of the greater of 7.5%, a stated rate of 5.0% plus LIBOR or a stated rate of 5.0% plus the bank’s prime rate (or, if greater than 3.5%, the federal funds rate plus 0.5% or three month LIBOR plus 1.0%). The term loan and revolving line of credit were collateralized by all of our personal property and are subject to financial covenants, including meeting certain financial measures.

In February 2010, we entered into an amendment to the Credit Agreement. Under the terms of the amendment, the original term loan was increased by an additional $10.0 million. The related interest rates and maturity periods remained consistent with the terms of Credit Agreement.

In June 2010, we entered into a subsequent amendment to the Credit Agreement. Under the terms of the June 2010 amendment, an additional $30 million in delayed draw term loans was made available for borrowing until December 22, 2011. After the June 2010 amendment, the term loan and revolving line of credit bear interest at a stated rate of 3.5% plus LIBOR, or a stated rate of 0.75% plus Wells Fargo’s prime rate (or, if greater, the federal funds rate plus 0.5% or three month LIBOR plus 1.0%). Under the terms of the June 2010 amendment, principal payments on the term loan will be paid in quarterly installments equal to 3.75% of the principal amount of term loans, with the balance of all term loans and the revolver due on June 30, 2014. In June and July 2010, we borrowed a total of $7.6 million from our revolving line of credit in order to partially facilitate an acquisition. Using the proceeds from our initial public offering, we repaid the outstanding balance of the revolver loan.

In August 2010, the lenders under our Credit Agreement consented to our using proceeds from our initial public offering to repay the Notes and the Stockholder Notes (each as defined below) and to pay cash dividends due upon conversion of our redeemable convertible preferred stock.

In September 2010, we entered into an amendment to the Credit Agreement. Under the terms of the September 2010 amendment, the repayment of the Notes and Stockholder Notes and the payment of the cash dividends due upon conversion of our redeemable convertible preferred stock were excluded from the definition of “fixed charges” under the Credit Agreement. As of September 30, 2010, we were in compliance with our debt covenants.

In August 2008, we entered into a note purchase agreement with a separate lender. Under the terms of the agreement, we issued secured promissory notes (“Notes”) in the amount of $10.0 million with an interest rate of 13.75%, payable quarterly. The Notes were collateralized by all of our personal property and are subordinated to the Credit Agreement. In August 2010, with the proceeds from our initial public offering, we repaid the $10.0 million balance on the Notes.

On December 30, 2008 and April 23, 2010, in connection with a declaration of payment of dividends that had accrued on our redeemable convertible preferred stock, we issued promissory notes to the holders of our redeemable convertible preferred stock (“Stockholder Notes”) in an aggregate principal amount of $11.1 million and $0.4 million, respectively. The Stockholder Notes bore an interest at a rate of 8% and were payable in 16 consecutive quarterly payments of principal and interest. Upon closing of our initial public offering, we repaid the $6.5 million balance on our Stockholder Notes with the proceeds from our initial public offering.

After giving effect to the June 2010 amendment to the Credit Agreement and payment of certain obligations from the net proceeds of our initial public offering, principal payments are due in the five years ending December 31 as follows:

(in thousands)

Year ending December 31,
2010	$6,281
2011	6,281
2012	6,281
2013	6,281
Thereafter	18,320

7.	Redeemable Convertible Preferred Stock

Prior to our initial public offering, we had outstanding 15,806,250 shares of Series A Redeemable Convertible Preferred Stock (Series A Preferred), 10,100,000 shares of Series A1 Redeemable Convertible Preferred Stock (Series Al Preferred), 1,625,000 shares of Series B Redeemable Convertible Preferred Stock (Series B Preferred) and 1,512,498 shares of Series C Redeemable Convertible Preferred Stock (Series C Preferred). The Series C Preferred was issued on February 28, 2008, at a purchase price of $9.00 per share. Immediately prior to the closing of our initial public offering, all outstanding shares of our preferred stock, including a portion of accrued but unpaid dividends on our outstanding shares of Series A Preferred, Series A1 Preferred and Series B Preferred, were converted into 29,567,952 shares of common stock.

Prior to conversion, each holder of preferred stock generally voted with our common stock and was entitled to the number of votes equal to the number of shares of common stock into which the preferred stock could be converted. Each share of preferred stock was convertible at the option of the holder at the liquidation preference, as defined below, divided by the original issue price. Conversion was mandatory upon written consent or affirmative vote at a meeting of the holders of a majority of the then outstanding shares of Series A Preferred, or, with such consent of the holders of the Series A Preferred, immediately prior to the closing of a qualified initial public offering (IPO), as defined in our certificate of incorporation.

The holders of Series A Preferred, Series A1 Preferred and Series B Preferred were entitled to receive cumulative cash dividends at the rate of 8% per annum of the original issue price if and when declared out of funds legally available by the board of directors. To the extent declared, the dividends were payable quarterly. Upon conversion, the holders may have also elected to convert an amount equal to 62.5% of all then accrued and unpaid dividends into common stock at the applicable conversion rate. The holders of Series C Preferred were entitled to receive cumulative cash dividends at the rate of 8% per annum of the original issue price if and when declared by the board of directors, for the first 18 months after issuance and were entitled to noncumulative dividends thereafter. Dividends on Series C Preferred shares were not to be paid until dividends have been declared and paid to holders of the Series A Preferred, Series A1 Preferred and Series B Preferred. On December 31, 2008, dividends of $27.9 million were declared by the board of directors. These dividends were distributed through the issuance of 8,147,441 common shares and subordinated notes of $11.1 million. On December 31, 2009, dividends of $5.5 million were declared by the board of directors. These dividends were distributed through the issuance of 1,418,669 common shares and payment of $2.5 million in cash. On April 23, 2010, dividends of $1.2 million were declared by the board of directors. These dividends were distributed through the issuance of 342,632 common shares and subordinated notes of $0.4 million.

Upon any liquidation, dissolution, or winding up of the Company, the holders of the Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred were entitled to receive the original issue price plus all accrued and unpaid dividends (Liquidation Preference). The holders of the Series A Preferred, Series B Preferred and Series C Preferred were entitled to receive the full Liquidation Preference prior to any distribution to the holders of the Series A1 Preferred. Upon liquidation, after the holders of the Series A

Preferred, Series B Preferred, Series C Preferred and Series A1 Preferred were paid in full the Liquidation Preference, our remaining assets would be distributed ratably among the holders of the common stock then outstanding and the holders of the Series A Preferred, Series A1 Preferred and Series B Preferred, on an as-converted basis, until the holders of such series of preferred stock have received an aggregate of three times the issue price per share of each such series of preferred stock (Participation Payment). After the holders of the Series A Preferred, Series A1 Preferred and Series B Preferred would have received the Participation Payment, the holders of such series of preferred stock would not have had any further right as holders of preferred stock to participate in any distributions of our remaining assets, which would have been distributed ratably solely to the holders of common stock.

The Series A Preferred, Series B Preferred and Series C Preferred were redeemable at the option of the holders of the Series A Preferred beginning on December 31, 2011, if we had not completed a liquidation or qualified IPO. Upon election by the holders of the Series A Preferred to redeem the Series A Preferred, the holders of the Series B Preferred and Series C Preferred could have elected to redeem such series of preferred stock. If the holders of the Series A Preferred, Series B Preferred and Series C Preferred elected to redeem, the redemption price would generally have been paid over four years. The Series A1 Preferred was redeemable and would have been paid over a 12-month period once the holders of the Series A Preferred and, if applicable, the Series B Preferred and Series C Preferred had elected and been paid for a redemption. The redemption price was the greater of the original purchase price per share plus all accrued dividends or the fair market value per share as of the most recent fiscal quarter ended prior to the date that the initial redemption notice was sent to the Company. Based on the estimated fair value of the Company as of June 30, 2010 (unaudited), the redemption price of the Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred would exceed the original purchase price plus all accrued dividends as of the first redemption date by approximately $158.1 million.

At December 31, 2011, if we had not completed our initial public offering, and the Series A Preferred holders had not given notice to redeem the Series A Preferred, certain Series A Preferred stockholders, who held 2,906,250 shares, may have required us to redeem all or any portion of its Series A Preferred shares. One hundred eighty days’ notice was required, and we may have issued common stock to make redemption payments if cash was not sufficient for the redemption payments and ongoing business requirements.

8.	Share Options and Warrants

Stock Option Plan

Our Amended and Restated 1998 Stock Incentive Plan (Stock Incentive Plan) and 2010 Equity Incentive Plan provides for awards which may be granted in the form of incentive stock options, nonqualified stock options, restricted stock, stock appreciation rights and performance units with value based upon our performance. Stock options generally vest ratably over four years following the date of grant and expire ten years from the date of the grant. We also grant awards to our directors, generally in the form of stock options, in accordance with the Board of Directors Policy (Board Plan). The options generally vest immediately and have a four-year term. Should a director leave the board, we have the right to repurchase shares as if the options vested on a pro rata basis. In 2009, we began issuing options that vest over four years with 75% vesting ratably over 15 quarters and the remaining 25% vesting on the 16th quarter. All outstanding options were granted at exercise prices equal to or exceeding our estimate of the fair market value of our common stock at the date of grant.

There were 75,000 and 85,000 outstanding director options at December 31, 2009 and September 30, 2010 (unaudited), respectively. In addition, there were 261,173 shares of restricted stock that were issued and outstanding under the Stock Incentive Plan at December 31, 2009 and September 30, 2010 (unaudited). In May 2010, we issued 13,332 shares of restricted stock to our independent board members pursuant to our independent director compensation plan.

The following table summarizes transactions under our Stock Incentive Plan and Board Plan:

			Weighted
		Range of	Average
	Number of	Exercise	Exercise
	Shares	Prices	Price

Balance at December 31, 2006	4,733,859	$2.00 - 2.50	$2.06
Granted	1,116,750	3.00 - 5.50	3.68
Exercised	(484,391)	2.00	2.00
Forfeited/cancelled	(354,296)	2.00 - 3.50	2.13

Balance at December 31, 2007	5,011,922	2.00 - 5.50	2.42
Granted	1,987,000	6.00 - 7.00	6.55
Exercised	(332,454)	2.00 - 7.00	2.32
Forfeited/cancelled	(431,905)	2.00 - 7.00	3.49

Balance at December 31, 2008	6,234,563	2.00 - 7.00	3.67
Granted	2,284,000	6.00	6.00
Exercised	(177,891)	2.00 - 6.00	3.05
Forfeited/cancelled	(411,943)	2.00 - 7.00	4.18

Balance at December 31, 2009	7,928,729	2.00 - 7.00	4.33
Granted	2,124,750	7.50-16.21	8.07
Exercised	(265,572)	2.00-7.00	2.53
Forfeited/cancelled	(452,050)	2.00-9.00	6.10

Balance, September 30, 2010 (unaudited)	9,335,857	2.00-16.21	5.15

At December 31, 2009 and September 30, 2010 (unaudited), there were approximately 366,000 and 3,203,433 shares available for future grants under the Stock Incentive Plan and 2010 Equity Incentive Plan, respectively. Our board of directors and stockholders approved increases to the number of shares of common stock reserved for issuance under our 1998 Stock Incentive Plan in April 2010 and June 2010 and under the 2010 Equity Incentive Plan upon consummation of our initial public offering.

The weighted average grant-date fair value of options granted during the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2010 (unaudited) was $3.44, $5.80, $5.26 and $7.67, respectively. The aggregate intrinsic value of stock options exercised in the years ended December 31, 2007, 2008, 2009 and the nine months ended September 30, 2010 (unaudited) was $0.9 million, $0.6 million, $0.4 million and $4.4 million, respectively. The aggregate intrinsic value of outstanding stock options was $12.9 million and $130.9 million as of December 31, 2009 and September 30, 2010 (unaudited), respectively. The aggregate intrinsic value of options exercisable was $12.1 million and $78.4 million as of December 31, 2009 and September 30, 2010 (unaudited), respectively.

The following table summarizes outstanding stock options at December 31, 2009 and September 30, 2010 (unaudited), that are vested and expected to vest, non-vested, and stock options that are currently exercisable.

	December 31, 2009			September 30, 2010 (unaudited)
	Fully Vested			Fully Vested
	and			and
	Expected to			Expected to
	Vest	Non-Vested	Exercisable	Vest	Non-Vested	Exercisable

Number of shares outstanding	7,647,137	3,577,919	4,350,808	8,990,105	4,333,810	5,062,049
Weighted average remaining contractual life	7.20	9.02	5.83	7.10	8.91	5.71
Weighted average price per share	$4.26	$5.88	$3.04	$5.06	$6.97	$3.60

As of December 31, 2009 and September 30, 2010 (unaudited), the total future compensation cost related to nonvested stock options to be recognized in the consolidated statement of operations was $6.9 million and $10.5 million, respectively, with a weighted average period over which these awards are expected to be recognized of 2.4 years and 2.2 years, respectively.

The total number of stock options that vested during the year ended December 31, 2009 and the nine months ended September 30, 2010 (unaudited) was 1,490,060 and 711,241, respectively. The fair value of these options was $5.9 million and $13.6 million, respectively.

Stock-Based Compensation Assumptions

We have utilized the Black-Scholes option pricing model as the appropriate model for determining the fair value of stock-based awards. The awards granted in 2007, 2008, 2009, and the first nine months of 2010 (unaudited) were valued using the following assumptions:

Risk-free interest rates	1.5-5.1%
Expected option life (in years)	6
Dividend yield	0%
Expected volatility	50-60%

Risk-free interest rate. This is the average U.S. Treasury rate (having a term that most closely approximates the expected life of the option) for the period in which the option was granted.

Expected life of the options. This is the period of time that the options granted are expected to remain outstanding.

Dividend yield. We have never declared or paid dividends on our common stock and do not anticipate paying dividends in the foreseeable future.

Expected volatility. Volatility is a measure of the amount by which a financial variable such as a share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a period. We arrived at a volatility rate after considering historical and expected volatility rates of publicly traded peers.

Stock Purchase Warrants

In December 2005, we issued two-year fully exercisable warrants to purchase 87,500 shares of common stock at $2.00 per share to two significant customers. The estimated fair value of the warrants was de minimis. In December 2007, the warrants were exercised.

In July 2007, we issued one-year fully exercisable warrants to purchase 75,000 shares of common stock at $3.50 per share to a customer. The estimated fair value of the warrants was $47,000. The value of the warrants was recorded as a discount to unearned revenue and was amortized into revenue over the period of expected benefit with an order signed at that time. In June 2008, the warrants were exercised.

In connection with the issuance of the Series A Preferred, we issued to current and prior stockholders stock purchase warrants representing the right to purchase an aggregate of 4,578,000 shares of our common stock, at an exercise price of $0.002 per share. These warrants contained a net-cash settlement provision and accordingly were recorded as a liability; however, due to various measures determining exercisability and vesting, the fair value of this liability was nominal. In February 2008, these warrants were amended to be fully vested at the time of the issuance of the Series C Preferred. In 2008, stockholders exercised warrants to purchase 4,553,000 shares of common stock, and the remaining 25,000 warrants expired.

We issued a five-year warrant to purchase 225,000 shares of common stock at $0.02 per share in connection with a 2004 acquisition. As of December 31, 2008 and 2009, 200,000 and zero shares, respectively, remained outstanding in connection with this warrant.

We issued a five-year warrant to purchase 25,000 and 12,500 shares of common stock at $2.00 per share in connection with 2004 and 2005 amendments to our prior credit facility. In May 2009, the warrant to purchase 25,000 shares was automatically net exercised for 15,808 shares of common stock. As of

December 31, 2009, we had 12,500 warrants outstanding. In March 2010, the warrant to purchase 12,500 shares was automatically net exercised for 8,790 shares of common stock. As of September 30, 2010 (unaudited), we have no warrants outstanding.

9.	Commitments and Contingencies

Lease Commitments

We lease office space and equipment under capital and operating leases that expire at various times through 2016. We recognize lease expense for these leases on a straight-line basis over the lease terms.

The assets under capital lease are as follows:

	December 31,
	2008	2009
	(in thousands)

Data processing and communications equipment	$3,336	$5,679
Software	5,616	5,903

	8,952	11,582
Less: Accumulated depreciation and amortization	(3,169)	(6,411)

Assets under capital lease, net	$5,783	$5,171

Aggregate annual rental commitments at December 31, 2009, under operating leases with initial or remaining non-cancelable lease terms greater than one year and capital leases are as follows:

		Operating
	Capital Leases	Leases
	(in thousands)

2010	$1,670	$4,922
2011	538	4,372
2012	65	3,825
2013	—	3,809
2014	—	3,782
Thereafter	—	6,341

Total Minimum lease payments	$2,273	$27,051

Less amount representing average interest at 9.1%	(144)

	2,129
Less current portion	(1,540)

Long-term portion	$589

Rent expense was $3.1 million, $4.5 million, $5.1 million, $3.8 million and $4.7 million for the years ended December 31, 2007, 2008 and 2009, and the nine months ended September 30, 2009 and 2010 (unaudited), respectively.

Guarantor Arrangements

We have agreements whereby we indemnify our officers and directors for certain events or occurrences while the officer or director is or was serving at our request in such capacity. The term of the indemnification period is for the officer or director’s lifetime. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited; however, we have a director and officer insurance policy that limits our exposure and enables us to recover a portion of any future amounts paid. As a result of our insurance policy coverage, we believe the estimated fair value of these indemnification agreements is minimal. Accordingly, we had no liabilities recorded for these agreements as of December 31, 2008 and 2009, or September 30, 2010 (unaudited).

In the ordinary course of our business, we enter into standard indemnification provisions in our agreements with our customers. Pursuant to these provisions, we indemnify our customers for losses suffered or incurred in connection with third-party claims that our products infringed upon any U.S. patent, copyright, trademark or other intellectual property right. Where applicable, we generally limit such infringement indemnities to those claims directed solely to our products and not in combination with other software or products. With respect to our products, we also generally reserve the right to resolve such claims by designing a non-infringing alternative, by obtaining a license on reasonable terms, or by terminating our relationship with the customer and refunding the customer’s fees.

The potential amount of future payments to defend lawsuits or settle indemnified claims under these indemnification provisions is unlimited in certain agreements; however, we believe the estimated fair value of these indemnity provisions is minimal, and, accordingly, we had no liabilities recorded for these agreements as of December 31, 2008 and 2009, or September 30, 2010 (unaudited).

Litigation

We are subject to litigation and claims arising in the ordinary course of business. Our management believes that the probable resolution of any such litigation will not materially affect our consolidated financial position and results of operations.

10.	Funds Held for Others

In connection with our payment processing services, we collect tenant funds and subsequently remit these tenant funds to our customers after varying holding periods. These funds are settled through our Originating Depository Financial Institution (ODFI) custodial account at a major bank. As part of this processing, we earn interest from the time the money is collected from the tenants until the time of remittance to our customers’ accounts. This interest generated from the ODFI custodial account balances is included in revenue and was $0.2 million, $0.1 million, $0.0 million, $0.0 million and $0.0 million for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively.

The ODFI custodial account balances were $12.7 million, $13.0 million and $11.6 million at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively. The ODFI custodial account balances are included in our consolidated balance sheets as restricted cash. The corresponding liability for these custodial balances is reflected as customer deposits. In connection with the timing of our payment processing services, we are exposed to credit risk in the event of nonperformance by other parties, such as returned checks. We utilize credit analysis and other controls to manage the credit risk exposure. We have not experienced any credit losses to date. Any expected losses are included in our accounts receivable allowances on our consolidated balance sheet.

In January 2007, we established a wholly owned subsidiary, RealPage Payment Processing Services, Inc. (RPPS), a bankruptcy-remote, special-purpose entity, and transferred the ODFI custodial accounts and all ACH transaction processing responsibilities to RPPS. We provide processing and administrative services to RPPS through a services agreement.

The obligations of RPPS under the ODFI custodial account agreement are guaranteed by us.

In connection with our resident insurance products, we collect premiums from policy holders and subsequently remit the premium, net of our commission, to the underwriter. We maintain separate accounts for these transactions. We had $1.5 million, $1.9 million and $1.4 million in restricted cash for the periods ended December 31, 2008 and 2009, and September 30, 2010 (unaudited), respectively, and $1.5 million, $2.2 million and $1.3 million in customer deposits related to these insurance products for periods ended December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively.

11.	Net Income (Loss) Per Share

Net income (loss) per share is presented in conformity with the two-class method required for participating securities. Holders of Series A Preferred, Series A1 Preferred, Series B Preferred and

Series C Preferred are each entitled to receive 8% per annum cumulative dividends, payable prior and in preference to any dividends on any other shares of our capital stock. In the event a dividend is paid on common stock, holders of Series A Preferred, Series A1 Preferred, Series B Preferred, Series C Preferred and non-vested restricted stock are entitled to a proportionate share of any such dividend as if they were holders of common shares (on an as-if converted basis). Holders of Series A Preferred, Series A1 Preferred, Series B Preferred, Series C Preferred and non-vested restricted stock do not share in loss of the Company.

Under the two-class method, basic net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares outstanding during the period. Net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred cumulative dividends, between the holders of common stock and Series A Preferred, Series A1 Preferred, Series B Preferred and Series C Preferred. Diluted net income per share attributable to common stockholders is computed by using the weighted average number of common shares outstanding, including potential dilutive shares of common stock assuming the dilutive effect of outstanding stock options using the treasury stock method.

Pro forma basic and diluted net income per share represents net income divided by the pro forma weighted average shares outstanding as though the conversion of our redeemable convertible preferred stock into common stock occurred on the original issuance dates. We used $17.2 million of the proceeds of our initial public offering for reduction of our indebtedness. Pro forma net income per share reflects the effect of our use of proceeds from the offering to repay debt and related reduction to interest expense.

Pro forma weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance. The pro forma weighted average shares outstanding reflects our sale of 1,772,518 shares of common stock in this offering used for the debt reduction noted above. In addition, pro forma weighted average common shares outstanding, as of December 31, 2009 and September 30, 2010, considers (a) the issuance of 1,418,669 shares of our common stock in payment of a portion of dividends accrued on our Series A Preferred, Series A1 Preferred and Series B Preferred through December 31, 2009 and declared on December 31, 2009, (b) the issuance of 342,696 shares of common stock in payment of a portion of dividends accrued on our Series A Preferred, Series A1 Preferred and Series B Preferred through March 31, 2010 and declared on April 23, 2010, (c) the issuance of 524,204 shares of our common stock in payment of a portion of accumulated and unpaid dividends on our Series A Preferred, Series A1 Preferred and Series B Preferred upon conversion on August 17, 2010 in connection with our initial public offering and (d) 155,000 shares of our common stock acquired upon the exercise of options by certain selling stockholders who participated in our initial public offering, each as if such shares had been issued on January 1, 2009.

Pro forma as adjusted weighted average shares outstanding reflects the conversion of our redeemable convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance. The pro forma as adjusted weighted average shares outstanding reflects our sale of 6,000,000 shares of common stock in our initial public offering including 1,772,518 shares used for the debt reduction noted in (1) above and the sale of 4,000,000 shares of common stock in this offering. In addition, pro forma as adjusted weighted average common shares outstanding, as of December 31, 2009 and September 30, 2010, considers (a) the issuance of 1,418,669 shares of our common stock in payment of a portion of dividends accrued on our Series A Preferred, Series A1 Preferred and Series B Preferred through December 31, 2009 and declared on December 31, 2009, (b) the issuance of 342,696 shares of common stock in payment of a portion of dividends accrued on our Series A Preferred, Series A1 Preferred and Series B Preferred through March 31, 2010 and declared on April 23, 2010, (c) the issuance of 524,204 shares of our common stock in payment of a portion of accumulated and unpaid dividends on our Series A Preferred, Series A1 Preferred and Series B Preferred upon conversion on August 17, 2010 in connection with our initial public offering (d) 155,000 shares of our common stock acquired upon the exercise of options by certain selling stockholders who participated in our initial public offering, each as if such shares had been issued on January 1, 2009.

The following table presents the calculation of basic and diluted net income per share attributable to common stockholders, pro forma basic and diluted net income per share and pro forma as adjusted basic and diluted net income per share:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
	(in thousands, except per share amounts)

Numerator:
Net (loss) income	$(3,143)	$(3,209)	$28,429	$2,713	$253
8% cumulative dividends on participating preferred stock	(6,000)	(7,449)	(5,521)	(4,272)	(2,944)
Undistributed earnings allocated to participating preferred and restricted stock	—	—	(12,297)	—	—

Net (loss) income attributable to common stockholders — basic and diluted	$(9,143)	$(10,658)	$10,611	$(1,559)	$(2,691)
Denominator:
Basic:
Weighted average common shares used in computing basic net income (loss) per share	10,223	13,886	23,934	23,856	31,878
Diluted:
Weighted average common shares used in computing basic net income (loss) per share	10,223	13,886	23,934	23,856	31,878
Add weighted average effect of dilutive securities:
Stock options	—	—	1,531	—	—
Stock warrants	—	—	46	—	—

Weighted average common shares used in computing diluted net income (loss) per share	10,223	13,886	25,511	23,856	31,878
Net (loss) income per common share:
Basic	$(0.89)	$(0.77)	$0.44	$(0.07)	$(0.08)
Diluted	$(0.89)	$(0.77)	$0.42	$(0.07)	$(0.08)
Shares used in computing pro forma net income per share (unaudited):
Basic:
Basic weighted average common shares from above			23,934		31,878
Add shares issued in initial public offering and current offering, assumed conversion of convertible preferred stock and related accrued dividends			31,839		25,747
Shares used in computing pro forma basic net income per share			55,773		57,625

				Nine Months Ended
	Year Ended December 31,			September 30,
	2007	2008	2009	2009	2010
				(unaudited)	(unaudited)
	(in thousands, except per share amounts)

Diluted:
Diluted weighted average common shares from above			25,511		31,878
Add shares issued in initial public offering and current offering, assumed conversion of convertible preferred stock and related accrued dividends excluded under the two class method			31,838		27,784
Shares used in computing pro forma diluted net income per share			57,349		59,662
Pro forma net income per share (unaudited):
Basic			$0.55		$0.03
Diluted			$0.53		$0.03
Shares used in computing pro forma net income per share
Basic:
Basic weighted average common shares from above			23,934		31,878
Add shares used in initial public offering to retire debt, assumed conversion of convertible preferred stock and related accrued dividends			40,066		33,975
Shares used in computing pro forma basic net income per share			64,000		65,853
Diluted:
Diluted weighted average common shares from above			25,511		31,878
Add shares used in initial public offering and current offering, assumed conversion of convertible preferred stock and related accrued dividends excluded under two class method			40,066		36,012
Shares used in computing pro forma basic net income per share			65,577		67,890
Pro forma net income per share:
Basic			$0.48		$0.03
Diluted			$0.47		$0.03

12.	Related Party Transactions

We purchased transportation services of approximately $87,000, $34,000 and $44,000, for the years ended December 31, 2007, 2008 and 2009 from a significant stockholder and company controlled by our Chief Executive Officer.

In connection with the residential relocation of one of our executives, in June 2010, we paid approximately $0.9 million to an independent third-party relocation company to cover payment of equity proceeds to the executive and costs associated with marketing and selling the executive’s residence. This arrangement was entered into pursuant to the standard home-sale assistance terms utilized by us in the ordinary course of business. In July 2010, we paid an additional $1.2 million to the independent third-party relocation company to acquire the executive’s residence.

13.	Income Taxes

Our effective tax rate for the nine month period ending September 30, 2010 was approximately 39%. The provision for income taxes consists of the following as of December 31:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Current:
Federal	—	—	—
State	—	$197	$231
Foreign	—	17	49

Total current taxes	—	214	280
Deferred:
Federal	—	489	(25,147)
State	—	—	(1,161)
Foreign	—	—	—

Total deferred taxes	—	489	(26,308)

Total income tax provision (benefit)	—	$703	$(26,028)

The reconciliation of our income tax benefit computed at the U.S. federal statutory tax rate to the actual income tax expense is as follows:

	Year Ended December 31,
	2007	2008	2009
	(in thousands)

Expense derived by applying the Federal income tax rate to (loss) income before taxes	$(1,068)	$(872)	$837
State income tax, net of federal benefit	—	197	152
Foreign income tax	—	17	(50)
Change in valuation allowance	—	—	(27,036)
Nondeductible expenses	143	185	166
Losses not benefitted	1,046	567	—
Other	(121)	609	(97)

	—	$703	$(26,028)

Significant components of our deferred tax assets and liabilities are as follows:

	December 31,
	2008	2009
	(in thousands)

Deferred tax assets:
Property, equipment, and software	$597	—
Reserves and accrued liabilities	6,101	$8,228
Net operating loss carryforwards	25,579	24,270

Total gross deferred tax assets	32,277	32,498
Deferred tax asset valuation allowance	(31,563)	(4,527)

Deferred tax assets	714	27,971
Deferred tax liabilities
Property, equipment, and software	—	(1,868)
Other	(235)	(476)
Intangible assets	(1,611)	(4,714)

Total deferred tax liabilities	(1,846)	(7,058)

Net deferred tax assets/(liabilities)	$(1,132)	$20,913

Our management periodically evaluates the realizability of the deferred tax assets and recognizes the tax benefit when it is determined they are realizable. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be adjusted. In December 2009, based on current year income, and our projections of future income, we concluded it was more likely than not that certain of our deferred tax assets would be realizable, and therefore the valuation allowance was reduced by $27.0 million.

Our federal net operating loss carryforwards of $67.2 million will begin to expire in 2020. A change in ownership, as defined in Section 382 of the Internal Revenue Code, may limit utilization of the federal net operating loss and research and development credit carryforwards.

A cumulative change in ownership among material shareholders, as defined in Section 382 of the Internal Revenue Code during a three-year period, may limit utilization of the federal net operating loss and research and development credit carryforwards. Based on available information, the Company believes it is not currently subject the Section 382 limitation. If triggered under current conditions, the timing of utilization of our net operating loss may be impacted.

Uncertain Tax Positions

Effective January 1, 2007, we adopted a new accounting standard relating to the accounting for uncertain tax positions. We recorded no additional tax liability as a result of the adoption of this standard and no adjustments to the January 1, 2007 balance of retained deficit, and therefore no accrued interest and penalties recognized as of January 1, 2007. At December 31, 2008 and 2009, we had no unrecognized tax benefits. Our policy is to include interest and penalties related to unrecognized tax benefits in income tax expense, and as of December 31, 2008 and December 31, 2009, there were no accrued interest and penalties.

We file consolidated and separate tax returns in the U.S. federal jurisdiction and in several state jurisdictions and one foreign jurisdiction. We are no longer subject to U.S. federal income tax examinations for years before 2006 and are no longer subject to state and local income tax examinations by tax authorities for years before 2005. We are not currently under audit for federal, state or any foreign jurisdictions.

14.	Employee Benefit Plans

In 1998, our board of directors approved a defined contribution plan that provides retirement benefits under the provisions of Selection 401(k) of the Internal Revenue Code. Our 401(k) Plan (“Plan”) covers substantially all employees who meet a minimum service requirement. Under the Plan, we can elect to make voluntary contributions. Contributions of $0.2 million, $0.3 million, $0.4 million, $0.3 million and $0.1 million were made by us for the years ended December 31, 2007, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively.

15.	Subsequent Event

In November 2010, we acquired certain of the assets of Level One, LLC and L1 Technology, LLC (collectively “Level One”), subsidiaries of IAS Holdings, LLC, for approximately $62.0 million, which included a cash payment of $54.0 million at closing and a deferred payment of up to approximately $8.0 million, payable in cash or the issuance of our common stock eighteen months after the acquisition date. The acquisition of Level One further expanded our ability to provide on demand leasing center services. To facilitate the acquisition, we borrowed $30.0 million on our delayed draw term loans and utilized $24.0 million of the net proceeds from our initial public offering. Due to the timing of this acquisition, the purchase price allocation was not complete as of the date of this filing due to the pending completion of the valuation of intangible assets. In addition, we amended our Credit Agreement to modify certain financial covenants to consider the impact of the acquisition.

On November 8, 2010, we granted 240,100 options to purchase shares of common stock with an exercise price of $27.18 and granted 159,300 shares of restricted common stock with a fair value of $27.18 per share under our 2010 Equity Incentive Plan. In addition, we granted 95,750 options to purchase shares of common stock with an exercise price of $27.18 and granted 665,500 shares of restricted common stock with a fair value of $27.18 per share under our 2010 Equity Incentive Plan related to the Level One acquisition.

Report of Independent Registered Public Accounting Firm

We have audited the accompanying consolidated balance sheets of IAS Holdings, LLC and Subsidiaries (the “Company”) as of December 31, 2008 and 2009, and the related consolidated statements of income and members’ equity and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of IAS Holdings, LLC at December 31, 2008 and 2009, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Elliott Davis, LLC

Greenville, South Carolina
November 12, 2010

IAS Holdings, LLC and Subsidiaries

Consolidated Balance Sheets
(in thousands)

	December 31,		September 30,
	2008	2009	2010
			(unaudited)

Assets
Current assets:
Cash	$470	$1,086	$1,587
Accounts receivable, less allowance for doubtful accounts of $0, $24, and $24 at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively	885	840	736
Other accounts receivable	48	30	71
Prepaid expenses	40	186	250
Due from members and employees	24	20	9

Total current assets	1,467	2,162	2,653
Property and equipment, net	9,467	9,772	10,520
Debt issuance costs, net	6	8	11
Due from affiliates	105	22	22

Total assets	$11,045	$11,964	$13,206

Liabilities and members’ equity
Current liabilities:
Accounts payable	$1,174	$704	$374
Accrued liabilities	255	243	490
Current portion of notes payable	313	383	427

Total current liabilities	1,742	1,330	1,291
Notes payable, less current portion	6,614	6,261	7,122

Total liabilities	8,356	7,591	8,413
Members’ equity:
Members’ equity	2,689	4,373	4,793
Total members’ equity	2,689	4,373	4,793

Total liabilities and members’ equity	$11,045	$11,964	$13,206

See accompanying notes

IAS Holdings, LLC and Subsidiaries

Consolidated Statements of Operations
(in thousands)

			Nine Months Ended
	Year Ended December 31,		September 30,
	2008	2009	2009	2010
			(unaudited)	(unaudited)

Revenue:
On demand	$16,281	$20,860	$15,659	$18,136

Total revenue	16,281	20,860	15,659	18,136
Cost of revenue	6,680	8,692	6,566	7,970

Gross profit	9,601	12,168	9,093	10,166
Operating expense:
Salaries and commissions	2,388	2,989	2,418	2,696
Payroll taxes and employee benefits	262	379	274	339
Contract labor	113	3	3	36
Occupancy costs	195	515	298	278
Bad debts	31	34	1	23
Travel and entertainment	292	278	240	327
Airplane lease expense	—	109	78	12
Trade shows	71	94	58	78
Insurance	14	53	39	45
Telephone and internet	176	255	201	244
Legal and accounting	222	771	625	771
Depreciation and amortization	419	1,106	806	1,116
Taxes and licenses	54	132	109	97
Other sales and marketing expenses	283	227	141	136
Computer expenses	140	235	174	209
Postage	16	21	16	12
Dues and subscriptions	32	55	46	20
Associate relations and retention	104	159	113	122
Bank fees and other service charges	64	51	40	37

Total operating expense	4,876	7,466	5,680	6,598

Operating income	4,725	4,702	3,413	3,568
(Loss) gain on disposal of property and equipment	(398)	16	—	(87)
Miscellaneous income	226	257	176	159
Interest income	8	7	3	4
Interest expense	(181)	(398)	(289)	(354)

Net income	$4,380	$4,584	$3,303	$3,290

See accompanying notes

IAS Holdings, LLC and Subsidiaries

Consolidated Statements of Members’ Equity (Deficit)
(in thousands)

Total
Members’
(Deficit)
Equity

Balance as of December 31, 2007	$1,611
Distributions to members	(3,302)
Net income	4,380

Balance as of December 31, 2008	2,689
Distributions to members	(2,900)
Net income	4,584

Balance as of December 31, 2009	4,373
Distributions to members (unaudited)	(2,870)
Net income (unaudited)	3,290

Balance as of September 30, 2010 (unaudited)	$4,793

See accompanying notes.

IAS Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows
(in thousands)

			Nine Months Ended
	Year Ended December 31,		September 30,
	2008	2009	2009	2010
			(unaudited)	(unaudited)

Cash flows from operating activities:
Net income	$4,380	$4,584	$3,503	$3,290
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	419	1,106	806	1,116
Loss (gain) on disposal of property and equipment	398	(16)	—	87
Changes in assets and liabilities:
Accounts receivable	(625)	62	341	63
Prepaid expenses	40	(146)	(25)	(64)
Due from members and employees	15	4	(12)	11
Due from affiliates	413	84	16	—
Accounts payable	857	(470)	(745)	(330)
Accrued liabilities	67	(12)	104	247

Net cash provided by operating activities	5,964	5,196	3,988	4,420
Cash flows from investing activities:
Proceeds from sale of property and equipment	338	78	—	627
Purchases of property and equipment	(7,823)	(1,466)	(814)	(2,576)

Net cash used for investing activities	(7,485)	(1,388)	(814)	(1,949)

Cash flows from financing activities:
Proceeds from notes payable	5,565	5,399	5,272	1,842
Payments on notes payable	(628)	(5,682)	(5,471)	(937)
Debt issuance costs	—	(9)	(9)	(5)
Distributions to members	(3,302)	(2,900)	(2,451)	(2,870)

Net cash provided by (used for) financing activities	1,635	(3,192)	(2,659)	(1,970)

Net increase in cash	114	616	515	501
Cash:
Beginning of period	356	470	470	1,086

End of period	$470	$1,086	$985	$1,587

Supplemental cash flow information:
Cash paid for interest	$181	$398	$289	$354

See accompanying notes.

IAS Holdings, LLC and Subsidiaries

Notes To Consolidated Financial Statements

1.	The Company

IAS Holdings, LLC (“IAS”), a South Carolina limited liability company, is a holding company for its wholly-owned subsidiaries: Level One, LLC (“Level One”), L1 Air, LLC (“L1 Air”) and L1 Technology, LLC (“Technology”). These statements also include IAS’ variable interest entity, L1 Land, LLC. IAS Holdings, LLC, Level One, LLC, L1 Air, LLC, L1 Technology, LLC and L1 Land, LLC are collectively referred to herein as the “Company”.

The primary operations of the Company are derived from Level One, which is located in Greenville, South Carolina. Level One serves as a central leasing office for the multi-family housing industry throughout the United States.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts of IAS, its wholly-owned subsidiaries and its variable interest entity. All significant intercompany accounts and transactions have been eliminated.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2010, the consolidated statements of income and cash flows for the nine months ended September 30, 2009 and 2010, and the consolidated statement of members’ equity for the nine months ended September 30, 2010 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of our management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair statement of our financial position, as of September 30, 2010, the results of operations and cash flows for the nine months ended September 30, 2009 and 2010 and members’ equity for the nine months ended September 30, 2010. The results of operations for the nine months ended September 30, 2010 are not necessarily indicative of the results to be expected for the year ending December 31, 2010 or for any other period.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash accounts at various financial institutions. From time to time, the Company’s accounts at the institution may exceed the Federal Deposit Insurance Corporation insurance limits. The Company has not experienced losses in such accounts and does not believe it is exposed to any significant credit risk on its cash.

Concentrations of Credit Risk

The Company earned approximately 11% of its revenues from one customer in 2008. At December 31, 2008, the amount due from this customer was approximately $42,300.

The Company earned approximately 12% of its revenues from one customer in 2009. At December 31, 2009, the amount due from this customer was approximately $30,600.

The Company earned approximately 10% of its revenues from one customer in nine months ended September 30, 2010. At September 30, 2010, the amount due from this customer was approximately $214,000.

Fair Value of Financial Instruments

The carrying amount of the Company’s cash, accounts receivable, and current liabilities approximates fair value due to the short-term nature of these instruments.

The Company accounts for financial assets and liabilities at fair value, measured on a recurring basis, in its consolidated financial statements. The Company adopted the fair value measurement for non-financial assets and liabilities during the year ended December 31, 2009, which had no material impact on the consolidated financial statements.

Accounts Receivable

The Company provides credit in the normal course of business and performs ongoing evaluation on certain customers, but generally does not require collateral to support its receivables. The Company also establishes an allowance for doubtful accounts based on historical trends and other information. Trade receivables are written off when deemed uncollectible. Recoveries of items previously written off are recorded when collected. The allowance for doubtful accounts was $0, $24,000 and $24,000 at December 31, 2008, December 31, 2009 and September 30, 2010, respectively.

Property and Equipment

Property and equipment, including betterments to existing facilities, are stated at cost. Maintenance, repairs and other expenses not resulting in betterments are charged to expense as incurred. Depreciation is recorded using the straight-line method over the estimated economic useful lives.

The useful lives are as follows:

Building and improvements	39 years
Furniture and fixtures	7 years
Computer equipment and software	3 - 7 years
Airplane	5 years
Vehicles	5 years

Gains and losses upon the retirement of property and equipment are realized in the year of disposition.

Construction in progress is stated at cost, which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the related assets are completed and put into use.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. Under this treatment, the Company’s income, deductions and credits are reported by its members on their income tax returns. Accordingly, no income tax provision is provided for in the accompanying consolidated financial statements.

Revenue Recognition

The Company recognizes revenue on services as they are performed. Amounts billed or collected before services are performed are treated as deferred revenue.

Capitalized Product Development Costs

We capitalize specific product development costs, including costs to develop software programs to be used solely to meet our internal needs. The costs incurred in the preliminary stages of development related to research, project planning, training, maintenance and general and administrative activities, and overhead costs are expensed as incurred. The costs of relatively minor upgrades and enhancements to the software are also expensed as incurred. Once an application has reached the development stage, internal and external costs incurred in the performance of application development stage activities, including costs of materials, services and payroll and payroll-related costs for employees, are capitalized, if direct and incremental, until the software is substantially complete and ready for its intended use. Capitalization ceases upon completion of all substantial testing. We also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Capitalized costs are recorded as part of property and equipment. Internal use software is amortized on a straight-line basis over its estimated useful life, generally three years. We capitalized $0, $0 and $42,000 of product development costs during the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2010 (unaudited), respectively, and recognized amortization expense of $0, $0, $0 and $5,000, during the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively, included as a selling, general and administrative expense. Unamortized product development cost was $0, $0 and $37,000 at December 31, 2008 and 2009 and September 30, 2010 (unaudited), respectively. Our management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets. There were no impairments to internal use software during the years ended December 31, 2008 or 2009.

Advertising Expenses

Costs incurred for producing and communicating advertising are expensed as incurred, which generally is when the advertising first takes place. Advertising expense totaled $5,400, $66,500, $0 and $0 for the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively.

Subsequent Events

In preparing these consolidated financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through November 11, 2010.

3.	Property and Equipment

Property and equipment consist of the following:

	December 31,		September 30,
	2008	2009	2010
			(unaudited)
	(in thousands)

Computer equipment and software	$1,038	$2,089	$2,268
Furniture and fixtures	1,836	2,233	2,275
Airplane	846	846	2,058
Vehicles	144	163	163
Building and improvements	1,405	5,814	5,841

	5,269	11,145	12,605
Less: Accumulated depreciation	(564)	(1,581)	(2,466)

	4,705	9,564	10,139
Land	208	208	208
Construction in progress	4,554	—	173

Property, equipment and software, net	$9,467	$9,772	$10,520

Certain property and equipment is pledged as collateral for notes payable (Note 5). Depreciation expense was $416,797, $1,098,647, $805,067 and $1,113,981 for the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively. Construction in progress at December 31, 2008 consists of building improvements which were completed during 2009.

4.	Line of Credit

The Company had a line of credit available with a financial institution with a maximum borrowing amount of $300,000, which matured in March 2010. In February 2010, the Company increased its maximum borrowing amount to $500,000 and extended its maturity to February 2011. At December 31, 2008 and 2009, the Company had no outstanding borrowings against the line. The line provides for interest at the financial institution’s prime rate with a minimum interest rate of 5.00%, which increased to 5.50% with the renewal in February 2010. At December 31, 2009 the interest rate was 5.00%. The line of credit is collateralized by certain assets of the Company, and is guaranteed by the majority member of the Company.

The Company entered into an additional line of credit with a financial institution during February 2010. The line has a maximum borrowing amount of $300,000 and provides for interest at the financial institution’s prime rate with a minimum interest rate of 5.50% and matures in February 2011. The line of credit is collateralized by certain assets of the Company and is guaranteed by the majority member of the Company.

5.	Debt

The following table summarizes the components of debt as of:

	December 31,		September 30,
	2008	2009	2010
			(unaudited)
	(in thousands)

Note payable to a financial institution due in monthly installments of $17,500 including interest at 6.15% through April 2013; collateralized by equipment.	$782	$616	$485
Note payable to a financial institution due in monthly installments of $6,120 including interest at 6.10% through September 2023; collateralized by an airplane and is guaranteed by the Company’s majority member.	711	630	—
Note payable to a financing company due in monthly installments of $14,868 including interest at 5.25% through January 2025; collateralized by an airplane.	—	—	1,794
Note payable to a financing company due in monthly installments of $1,676 including interest at 3.40% through January 2014; collateralized by a vehicle.	—	74	60
Note payable to a financing company due in monthly installments of $1,099 without interest through December 2013; collateralized by a vehicle.	—	53	43
Note payable to a financial institution due in monthly installments of $1,652 including interest at 6.99% through May 2012; collateralized by a vehicle.	63	—	—
Note payable to a financial institution due in monthly installments of $3,284 including interest at 7.85% through March 2010; collateralized by certain furniture, fixtures and equipment.	47	—	—
Note payable to a financial institution due in monthly installments of $1,080 including interest at 7.59% through September 2011; collateralized by a vehicle.	33	—	—
Note payable to a financial institution due in monthly installments of $501 plus interest at 8.95% through February 2009; collateralized by certain equipment and is guaranteed by the Company’s majority member.	1	—	—

	December 31,		September 30,
	2008	2009	2010
			(unaudited)
	(in thousands)

Note payable to a financial institution due in monthly installments of $40,226 including interest at 6.50% through June 2014; collateralized by building and improvements.	—	5,271	5,168
Note payable to a financial institution due in monthly installments of $9,669 including interest at 7.50% through January 2012; collateralized by building and improvements.	1,134	—	—
Note payable to a financial institution due in monthly installments of $6,448 including interest at 7.50% through September 2012; collateralized by building and improvements.	786	—	—
Note payable to a financial institution; interest only payments due monthly at prime rate, principal due May 2009; collateralized by building and improvements.	3,370	—	—

	$6,927	$6,644	$7,550

Scheduled maturities of the notes payable at December 31, 2009 are as follows:

(in thousands)

Year ending December 31,
2010	$383
2011	407
2012	432
2013	299
Thereafter	5,123

6.	Members’ Equity

The Company has two classes of membership units which consist of Class A members and Class B members with membership interests of 94% and 6%, respectively. Class B members are entitled to minimum annual distributions as defined in the operating agreement of IAS. Any portion of the minimum annual distribution for any fiscal year not paid within 90 days after the last day of such fiscal year shall bear interest at the rate of 18% per annum. At December 31, 2008 and 2009 and the nine months ended September 30, 2010 (unaudited), there were no outstanding minimum annual distributions.

7.	Retirement Plan

The Company provides a 401(k) retirement plan covering all eligible employees meeting certain requirements. The Company contributes 4% of the participant’s gross wages to the plan. Company contributions to the plan were approximately $90,500, $118,400, $83,500 and $105,500 for the years ended December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively.

8.	Related Party Transactions

The Company had a current amount due from members and employees of $24,162, $19,789, $36,130 and $8,643 at December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively.

The Company had non-current amounts due from affiliates of $105,516, $21,523, $21,231 and $22,311 at December 31, 2008 and 2009 and the nine months ended September 30, 2009 and 2010 (unaudited), respectively.

9.	Commitments and Contingencies

From time to time the Company is a defendant in lawsuits arising during the normal course of business. Management believes that, as a result of legal defenses and insurance arrangements, such actions should not have a material adverse effect on its operations or financial condition. During the year ended December 31, 2009, litigation against the Company was settled for $100,000. The Company reached a Release and Settlement Agreement which discharged the claims and led to dismissal of the case. The Company incurred approximately $300,000 of legal fees for vigorously defending itself in the litigation. These amounts are included in legal and accounting expense in the accompanying consolidated statement of income and members’ equity.

10.	Subsequent Events

During January 2010, the Company entered into a reverse like-kind exchange agreement whereby a new plane was purchased and title to a previously purchased plane was transferred to a third-party exchange intermediary. On January 21, 2010, the Company entered into a note payable agreement with a financial institution for $1,849,500, due in monthly installments of $14,868 including interest at 5.25% through January 2025. The note payable is collateralized by the new plane.

In October 2010, the Company entered into an agreement to sell certain assets of the Company to an unrelated third party. This sale was finalized in November 2010.

(Unaudited) On November 17, 2010, a prospective resident of a Company customer named a Company subsidiary as a defendant in a class action lawsuit styled Cohorst v. BRE Properties, Inc., et al. filed in the Superior Court of the State of California, San Diego County, North County Division. The plaintiff alleges that the defendants, pursuant to an alleged practice of monitoring and recording all inbound and outbound telephone calls, monitored and recorded a telephone conversation with the plaintiff without the plaintiff’s knowledge and consent, when the plaintiff responded to an advertisement for an apartment for rent. The plaintiff seeks statutory damages of at least $5,000 per violation; disgorgement and restitution of any ill-gotten gains; general, special, exemplary and punitive damages; injunctive relief; attorneys’ fees; costs of the suit and prejudgment interest. Because this lawsuit is at an early stage, it is not possible to predict its outcome and thus the Company has not accrued any related liability.

UNAUDITED COMBINED CONDENSED PRO FORMA FINANCIAL INFORMATION

We have derived the following unaudited combined condensed pro forma financial information by applying pro forma adjustments to the historical consolidated financial statements of RealPage, Inc. (the “Company” or “we” or “us”), included elsewhere in this prospectus. The December 31, 2009 and September 30, 2010 unaudited combined condensed pro forma statements of income, as adjusted, give pro forma effect to the acquisition of substantially all of the assets of Level One, LLC and L1 Technology, LLC (collectively, “Level One”) and the closing of this offering, including the application of the proceeds therefrom, as if each occurred on January 1, 2009 and January 1, 2010, respectively. The unaudited combined condensed pro forma balance sheet as of September 30, 2010 gives pro forma effect to this acquisition as if it occurred on September 30, 2010. We collectively refer to the adjustments relating to the acquisition as the “Acquisition Adjustments.” We have described the adjustments, which are based upon available information and upon assumptions that management believes to be reasonable, in the accompanying notes. The unaudited combined condensed pro forma financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the acquisitions actually been consummated on the dates indicated and does not purport to be indicative of results of operations as of any future date or for any future period.

The unaudited combined condensed pro forma financial information reflects that we recorded the acquisitions under the purchase method of accounting. Under the purchase method of accounting, the total purchase price is allocated to the net assets acquired based upon estimates of the respective fair values of those assets and liabilities. Any excess purchase price is allocated to goodwill. We based the allocation of the purchase prices of the Level One acquisition upon estimates of the fair values of the acquired assets.

You should read our unaudited combined condensed pro forma financial information and the related notes in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our historical consolidated financial statements and related notes and the financial statements and related notes for Level One, all included elsewhere in this prospectus.

UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF INCOME

For the Year Ended December 31, 2009
(in thousands, except per share data)

			Pro Forma
		IAS	Acquisition
	RealPage, Inc.(1)	Holdings, LLC(2)	Adjustments		Combined(3)

Revenue	$140,902	$20,860	—		$161,762
Cost of revenue	58,513	8,692	$1,469	(5)	68,674
Product development	27,446	2,716	2,481	(4)(5)	32,643
Sales and marketing	27,804	2,751	7,620	(4)(5)	38,175
General and administrative	20,210	1,999	270	(4)(5)	22,479
Interest expense and other, net	(4,528)	(118)	(803	)(6)	(5,449)

Income (loss) before income taxes	2,401	4,584	(12,643)		(5,658)
Income tax (benefit) expense	(26,028)	—	(3,223	)(7)	(29,251)

Net income (loss)	$28,429	$4,584	$(9,420)		$23,593

Net income available to common stockholders	$10,611				$5,775
Earnings per share available to common stockholders:
Basic	$0.44				$0.24
Diluted	$0.42				$0.23
Shares used in computation of per share amounts
Basic	23,934				24,036
Diluted	25,511				25,613

(1)	Derived from the audited consolidated statement of income for RealPage, Inc. for the year ended December 31, 2009.

(2)	Derived from the audited statement of operations for IAS Holdings, LLC for the year ended December 31, 2009.

(3)	We have presented our unaudited combined condensed pro forma statement of income for the year ended December 31, 2009 as if the asset acquisition of Level One, subsidiaries of IAS Holdings, LLC, had been completed on January 1, 2009. As this acquisition occurred in November 2010, there were no results from Level One reported in our consolidated statement of income for the year ended December 31, 2009. Adjustments have been made to the combined results to reflect the reduction of consolidated expenses of IAS Holdings, LLC for subsidiaries that were not included in the asset acquisition, as well as, additional operating expenses as discussed below.

(4)	Entry to record additional amortization expense for Level One acquired identifiable intangible assets for the period January 1, 2009 through December 31, 2009 (using an estimated useful life of three to nine years).

(5)	Adjustment represents an increase in rent expense for lease of a facility, not acquired in the asset acquisition and increases in compensation for former Level One partners that became executives of our company upon acquisition, including share based compensation. These increases were partially offset by an adjustment to remove costs associated with operating activities of the subsidiaries that were not included in the asset acquisition.

(6)	Adjustment represents additional interest expense for the borrowing of $30 million on our delayed draw term loans to facilitate the asset acquisition. This additional interest expense was partially offset by a reduction in interest expense related to notes payable of IAS Holdings, LLC that were not assumed in the asset acquisition.

(7)	Adjustment represents the tax effect of the net adjustments to the pro forma financial statements as discussed above based upon the Acquisition Adjustments and the historical results of operations of IAS Holdings, LLC, which was not subject to income tax, assuming an effective tax rate of 39.0%.

UNAUDITED COMBINED CONDENSED PRO FORMA STATEMENT OF INCOME

For the Nine Months Ended September 30, 2010
(in thousands, except per share data)

			Pro Forma
		IAS	Acquisition
	RealPage, Inc.(1)	Holdings, LLC(2)	Adjustments		Combined(3)

Revenue	$134,215	$18,136	—		$152,351
Cost of revenue	56,595	7,970	$1,103	(5)	65,668
Product development	26,431	2,407	$1,861	(4)(5)	30,699
Sales and marketing	25,793	2,349	5,710	(4)(5)	33,852
General and administrative	20,230	1,842	461	(4)(5)	22,533
Interest expense and other, net	(4,749)	(278)	(459	)(6)	(5,486)

Income (loss) before income taxes	417	3,290	(9,594)		(5,887)
Income tax expense	164	—	(2,522	)(7)	(2,358)

Net income (loss)	$253	$3,290	$(7,073)		$(3,530)

Net (loss) available to common stockholders	$(2,691)				$(6,474)
(Loss) per share available to common stockholders:
Basic	$(0.08)				$(0.20)
Diluted	$(0.08)				$(0.20)
Shares used in computation of per share amounts
Basic	31,878				31,980
Diluted	31,878				31,980

(1)	Derived from the unaudited consolidated statement of income for RealPage, Inc. for the nine months ended September 30, 2010.

(2)	Derived from the unaudited statement of operations for IAS Holdings, LLC for the nine months ended September 30, 2010.

(3)	We have presented our unaudited combined condensed pro forma statement of income for the nine months ended September 30, 2010 as if the asset acquisition of Level One, subsidiaries of IAS Holdings, LLC, had been completed on January 1, 2010. As this acquisition occurred in November 2010, there were no results from Level One reported in our consolidated statement of income for the nine months ended September 30, 2010. Adjustments have been made to the combined results to reflect the reduction of consolidated expenses of IAS Holdings, LLC for subsidiaries that were not included in the asset acquisition, as well as, additional operating expenses as discussed below.

(4)	Entry to record additional amortization expense for Level One acquired identifiable intangible assets for the period January 1, 2010 through September 30, 2010 (using an estimated useful life of three to nine years).

(5)	Adjustment represents an increase in rent expense for lease of a facility, not acquired in the asset acquisition and increases in compensation for former Level One partners that became executives of our company upon acquisition, including share based compensation. These increases were partially offset by an adjustment to remove costs associated with operating activities of the subsidiaries that were not included in the asset acquisition.

(6)	Adjustment represents additional interest expense for the borrowing of $30 million on our delayed draw term loans to facilitate the asset acquisition. This additional interest expense was partially offset by a reduction in interest expense related to notes payable of IAS Holdings, LLC that were not assumed in the asset acquisition.

(7)	Adjustment represents the tax effect of the net adjustments to the pro forma financial statements as discussed above based upon the Acquisition Adjustments and the historical results of operations of IAS Holdings, LLC, which was not subject to income tax, assuming an effective tax rate of 39.0%.

UNAUDITED COMBINED CONDENSED PRO FORMA BALANCE SHEET

September 30, 2010
(in thousands, except share amounts)

			Pro Forma
			Acquisition
	RealPage, Inc.(1)	IAS Holdings, LLC(2)	Adjustments(4)	Combined(3)

Assets
Current assets:
Cash and cash equivalents	$39,394	$1,587	$(25,587)	$15,394
Restricted cash	12,941	—		12,941
Accounts receivable, net	24,948	736		25,684
Deferred Tax Asset, net of valuation	1,799	—		1,799
Other current assets	6,595	330	(56)	6,869

Total current assets	85,677	2,653	25,643	62,687
Net property and equipment	21,048	10,520	(5,699)	25,869
Goodwill	37,380	—	35,158	72,538
Identified intangible assets, net	34,571	—	21,819	56,390
Deferred Tax Asset, net of valuation allowance	16,628	—		16,628
Other assets	2,398	33	22	2,453

Total assets	$197,702	$13,206	$25,657	$236,565

Liabilities and stockholders’ (deficit) equity
Current liabilities:
Accounts payable	$6,523	$374		$6,897
Accrued expenses and other current liabilities	11,449	490		11,939
Current portion of deferred revenue	43,459	—		43,459
Current portion of long-term debt	6,281	427	$(427)	6,281
Customer deposits held in restricted accounts	12,857	0		12,857

Total current liabilities	80,569	1,291	(427)	81,433
Deferred revenue	7,493	—		7,493
Long-term debt, less current portion	34,493	7,122	22,878	64,493
Other long term liabilities	5,307	—	7,999	13,306

Total noncurrent liabilities	47,293	7,122	30,877	85,292

Total liabilities	127,862	8,413	30,450	166,725
Common stock	63	158	(158)	63
Capital in excess of par value	160,298	25	(25)	160,298
Treasury stock	(958)	—		(958)
Retained earnings	(89,544)	4,610	(4,610)	(89,544)
Accumulated other comprehensive (loss) income	(19)	—		(19)
Total stockholders’ equity	69,840	4,793	(4,793)	69,840

Total liabilities, redeemable convertible preferred stock and stockholders’ equity	$197,702	$13,206	$25,657	$236,565

(1)	Derived from the unaudited consolidated balance sheet for RealPage, Inc. at September 30, 2010.

(2)	Derived from the unaudited balance sheet for IAS Holdings, LLC at September 30, 2010.

(3)	We have presented our unaudited combined condensed pro forma balance sheet as of September 30, 2010 as if the asset acquisition of Level One, LLC, and LI Technology, LLC (collectively “Level One”), subsidiaries of IAS Holdings, LLC, had been completed on September 30, 2010. We have estimated the initial purchase price allocation in consideration of these proforma financial statements as the final purchase price allocation has not been completed as of this filing.

We acquired substantially all of the assets of Level One for approximately $62.0 million, which included a cash payment of $54.0 million at closing and a deferred payment of up to approximately $8.0 million, payable in cash or the issuance of our common stock eighteen months after the acquisition date. The acquisition of Level One further expanded our ability to provide on demand leasing center services. To facilitate the acquisition, we borrowed $30.0 million on our delayed draw term loans and utilized $24.0 million of the net proceeds of our initial public offering. We acquired deferred revenue as a contractual obligation, which was recorded at its assessed fair value of $0.4 million. The fair value of the deferred revenue was determined based on estimated costs to support acquired contracts plus a reasonable margin. The acquired intangibles were recorded at fair value based on assumptions made by us. The customer relationships have useful lives of approximately nine years and are amortized in proportion to the estimated cash flows derived from the relationship. Acquired developed product technologies have a useful life of three years and are amortized straight-line over the estimated useful life. We have determined that the tradename has an indefinite life, as we anticipate keeping the tradename for the foreseeable future given its recognition in the marketplace. Approximately $0.1 million of transaction costs related to this acquisition were expensed as incurred during 2010. We have not included the operating results of this acquisition in our consolidated results of operations as the effective date of the acquisition was subsequent to the periods presented. We made this acquisition because of the immediate availability of product offerings that complemented our existing products. We accounted for this acquisition by allocating the total consideration to the fair value of assets received and liabilities assumed. Goodwill associated with this acquisition is deductible for tax purposes.

(4)	Entries to record the purchase of certain of the assets of Level One, including cash paid at acquisition, net of cash not acquired, and interest payments on additional borrowing; property and equipment not acquired; intangible assets acquired, net of amortization for the nine months ended September 30, 2010; goodwill acquired; additional borrowing of $30 million on our delayed draw term loans to facilitate the acquisition, net of notes payable by IAS Holdings, LLC that were not assumed in the asset acquisition.

PART II

Information Not Required in Prospectus

Item 13.	Other Expenses of Issuance and Distribution

The following table presents the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and the FINRA filing fees.

SEC Registration fee	$20,508
FINRA filing fee	29,263
Printing and engraving expenses	75,000
Legal fees and expenses	500,000
Accounting fees and expenses	250,000
Blue sky fees and expenses	25,000
Custodian and transfer agent fees	10,000
Miscellaneous fees and expenses	50,000

Total	$959,771

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation includes provisions that eliminate the personal liability of its directors and officers for monetary damages for a breach of their fiduciary duty as directors and officers.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the registrant’s amended and restated bylaws provide that:

•	The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances in which indemnification is not required by law.

•	The registrant will be required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors. The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant has entered into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by

Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains insurance to insure directors and officers against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.	Recent Sales of Unregistered Securities

1. On November 29, 2007, the registrant granted to certain of its employees options to purchase an aggregate of 173,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $5.50. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

2. On November 29, 2007, the registrant granted to one of its employees who was also an accredited investor options to purchase an aggregate of 100,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $5.50. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

3. On December 19, 2007, the registrant sold and issued an aggregate of 37,500 shares of its common stock pursuant to the exercise of a warrant held by one of its customers who was an accredited investor at a purchase price of $2.00 per share for an aggregate consideration of $75,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

4. On December 20, 2007, the registrant sold and issued an aggregate of 50,000 shares of its common stock pursuant to the exercise of a warrant held by one of its customers who was an accredited investor at a purchase price of $2.00 per share for an aggregate consideration of $100,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

5. On January 4, 2008, the registrant sold and issued an aggregate of 18,750 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $37,500. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

6. On January 30, 2008, the registrant sold and issued pursuant to option exercises by one of its directors an aggregate of 175,000 shares of its common stock at a purchase price of $2.00 per share for an aggregate consideration of $350,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

7. On February 8, 2008, the registrant sold and issued an aggregate of 5,156 shares of its common stock pursuant to option exercises by a holder of stock options issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $10,313. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

8. On February 18, 2008, the registrant sold and issued an aggregate of 656 shares of its common stock pursuant to option exercises by the holder of stock options issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $1,313. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

9. On February 22, 2008, the registrant sold and issued to seven accredited investors who were also existing stockholders of the registrant an aggregate of 1,512,498 shares of its Series C Convertible Preferred Stock at a price of $9.00 per share for an aggregate price of $13,612,500. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

10. On February 28, 2008, the registrant sold and issued an aggregate of 22,499 shares of its common stock pursuant to option exercises by a holder of stock options issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $45,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

11. On February 29, 2008, the registrant granted to certain of its employees options to purchase an aggregate of 243,250 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $7.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

12. On February 29, 2008, the registrant granted to certain of its employees who were also accredited investors options to purchase an aggregate of 417,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $7.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

13. On February 29, 2008, the registrant sold and issued an aggregate of 5,234 shares of its common stock pursuant to option exercises by a holder of stock options issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $10,469. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

14. On March 18, 2008, the registrant sold and issued an aggregate of 781 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $5.50 per share for an aggregate consideration of $4,295.50. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

15. On March 21, 2008, the registrant sold and issued an aggregate of 703 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $1,406. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

16. On April 10, 2008, the registrant sold and issued an aggregate of 3,750,000 shares of its common stock pursuant to the exercise of a warrant held by an executive officer, director and stockholder at a purchase price of $0.002 per share for an aggregate consideration of $7,500. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

17. On April 10, 2008, the registrant sold and issued an aggregate of 153,125 shares of its common stock pursuant to the exercise of a warrant held by an accredited investor affiliated with an executive officer, director and stockholder at a purchase price of $0.002 per share for an aggregate consideration of $306.25. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

18. On April 25, 2008, the registrant sold and issued an aggregate of 469 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $938. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

19. On May 20, 2008, the registrant sold and issued an aggregate of 75,000 shares of its common stock pursuant to the exercise of a warrant held by a former stockholder of the registrant’s predecessor corporation who was an accredited investor at a purchase price of $0.002 per share for an aggregate consideration of $150. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

20. On May 29, 2008, the registrant granted to certain of its employees options to purchase an aggregate of 150,750 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $7.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

21. On May 29, 2008, the registrant granted to certain of its employees who were also accredited investors options to purchase an aggregate of 148,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $7.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

22. On June 18, 2008, the registrant sold and issued an aggregate of 750 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $1,500. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

23. On June 30, 2008, the registrant sold and issued an aggregate of 75,000 shares of its common stock pursuant to the exercise of a warrant held by one of its customers who was an accredited investor at a purchase price of $3.50 per share for an aggregate consideration of $262,500. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

24. On July 15, 2008, the registrant sold and issued an aggregate of 25,000 shares of its common stock pursuant to option exercises by a holder of stock options issued under the registrant’s 1998 Stock Incentive Plan, 6,250 of which were sold and issued at a purchase price of $3.50 per share and 18,750 of which were sold and issued at a purchase price per share of $3.00, for an aggregate consideration of $78,125. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

25. On July 20, 2008, the registrant granted to certain of its employees options to purchase an aggregate of 45,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $7.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

26. On July 20, 2008, the registrant granted to one of its employees who was also an accredited investor options to purchase an aggregate of 87,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $7.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

27. On August 7, 2008, the registrant sold and issued an aggregate of 2,578 shares of its common stock pursuant to option exercises by a holder of a stock options issued under the registrant’s 1998 Stock Incentive Plan, 1,953 of which were sold and issued at a purchase price of $2.00 per share and 625 of which were sold and issued at a purchase price per share of $7.00, for an aggregate consideration of $8,282. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

28. On September 15, 2008, the registrant sold and issued an aggregate of 4,687 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $5.50 per share for an aggregate consideration of $25,781.25. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

29. On October 7, 2008, the registrant sold and issued an aggregate of 875 shares of its common stock pursuant to option exercises by a holder of stock options issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $1,750. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

30. On October 8, 2008, the registrant sold and issued an aggregate of 500,000 shares of its common stock pursuant to the exercise of a warrant held by a former stockholder of the registrant’s predecessor corporation who was an accredited investor at a purchase price of $0.002 per share for an aggregate consideration of $1,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

31. On October 20, 2008, the registrant sold and issued an aggregate of 25,000 shares of its common stock pursuant to the exercise of a warrant held by one of its employees who was an accredited investor at a purchase price of $0.02 per share for an aggregate consideration of $500. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

32. On October 29, 2008, the registrant sold and issued an aggregate of 46,875 shares of its common stock pursuant to option exercises by a holder of a stock options issued under the registrant’s 1998 Stock Incentive Plan, 37,500 of which were sold and issued at a purchase price of $2.50 per share and 9,375 of which were sold and issued at a purchase price per share of $3.50, for an aggregate consideration of $126,562.50. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

33. On November 4, 2008, the registrant sold and issued an aggregate of 562 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $1,125. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

34. On November 19, 2008, the registrant sold and issued an aggregate of 21,875 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $3.00 per share for an aggregate consideration of $65,625. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

35. On December 12, 2008, the registrant granted to certain of its employees options to purchase an aggregate of 298,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

36. On December 12, 2008, the registrant granted to certain of its employees who were also accredited investors options to purchase an aggregate of 147,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

37. On December 12, 2008, the registrant granted to certain of its directors options to purchase an aggregate of 50,000 shares of its common stock at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

38. On December 17, 2008, the registrant granted to certain of its employees options to purchase an aggregate of 170,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

39. On December 17, 2008, the registrant granted to certain of its employees who were also accredited investors options to purchase an aggregate of 230,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

40. On December 30, 2008, the registrant sold and issued an aggregate of 75,000 shares of its common stock pursuant to the exercise of a warrants held by two former stockholders of the registrant’s predecessor corporation who were accredited investor sat a purchase price of $0.002 per share for an aggregate consideration of $150. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

41. On December 31, 2008, the registrant issued an aggregate of 8,147,441 shares of its common stock to holders of its convertible preferred stock in partial payment of cumulative dividends accrued on the convertible preferred stock through such date. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

42. On February 26, 2009, the registrant granted to certain of its employees options to purchase an aggregate of 268,750 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

43. On February 26, 2009, the registrant granted to certain of its employees who were also accredited investors options to purchase an aggregate of 450,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

44. On March 9, 2009, the registrant sold and issued an aggregate of 200,000 shares of its common stock pursuant to the exercise of a warrant held by one of its employees who was an accredited investor at a purchase price of $0.02 per share for an aggregate consideration of $4,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

45. On April 3, 2009, the registrant sold and issued an aggregate of 2,031 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $4,063. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

46. On May 28, 2009, the registrant sold and issued an aggregate of 15,808 shares of its common stock pursuant to the exercise of a warrant held by one of its lenders who was an accredited investor at a purchase price of $2.00 per share for an aggregate consideration of $31,617. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

47. On June 4, 2009, the registrant granted to certain of its employees options to purchase an aggregate of 230,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

48. On June 4, 2009, the registrant granted to certain of its employees who were also accredited investors options to purchase an aggregate of 55,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

49. On June 17, 2009, the registrant sold and issued an aggregate of 1,858 shares of its common stock pursuant to option exercises by a holder of a stock options issued under the registrant’s 1998 Stock Incentive Plan, 1,015 of which were sold and issued at a purchase price of $2.00 per share and 781 of which were sold and issued at a purchase price per share of $2.50, for an aggregate consideration of $3,984.75. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

50. On June 17, 2009, the registrant sold and issued an aggregate of 62 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $6.00 per share for an aggregate consideration of $375. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

51. On August 13, 2009, the registrant sold and issued an aggregate of 84,375 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $3.00 per share for an aggregate consideration of $253,125. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

52. On August 14, 2009, the registrant sold and issued an aggregate of 562 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $3.50 per share for an aggregate consideration of $1,968.75. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

53. On September 18, 2009, the registrant sold and issued an aggregate of 1,250 shares of its common stock pursuant to option exercises by a holder of stock options issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $2,500. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

54. On September 28, 2009, the registrant granted to certain of its employees options to purchase an aggregate of 324,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

55. On September 28, 2009, the registrant granted to certain of its employees and consultants who were also accredited investors options to purchase an aggregate of 557,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

56. On October 6, 2009, the registrant sold and issued an aggregate of 1,719 shares of its common stock pursuant to option exercises by a holder of stock options issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $3,438. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

57. On October 21, 2009, the registrant issued 169,767 shares of its common stock to certain of its current or former employees and consultants as compensation for the achievement of certain performance milestones agreed to in connection with the registrant’s acquisition of OpsTechnology, Inc. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

58. On October 21, 2009, the registrant issued 163,565 shares of its common stock to certain of its current employees who were also accredited investors as compensation for the achievement of certain performance milestones agreed to in connection with the registrant’s acquisition of OpsTechnology, Inc. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

59. On October 28, 2009, the registrant granted to certain of its employees options to purchase an aggregate of 112,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

60. On October 28, 2009, the registrant awarded and issued 11,174 restricted shares of its common stock to employees under the registrant’s 1998 Stock Incentive Plan in connection with the registrant’s acquisition of Propertyware, Inc. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

61. On October 28, 2009, the registrant awarded and issued 249,999 restricted shares of its common stock to employees who were also accredited investors under the registrant’s 1998 Stock Incentive Plan in connection with the registrant’s acquisition of Propertyware, Inc. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

62. On October 28, 2009, the registrant issued 488,825 restricted shares of its common stock to nine accredited investors in partial consideration of the registrant’s acquisition of Propertyware, Inc. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

63. On November 19, 2009, the registrant granted to certain of its employees options to purchase an aggregate of 181,250 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

64. On November 19, 2009, the registrant granted to certain of its employees who were also accredited investors options to purchase an aggregate of 55,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

65. On November 28, 2009, the registrant sold and issued an aggregate of 60,156 shares of its common stock pursuant to option exercises by a holder of stock options issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $120,313. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

66. On November 28, 2009, the registrant sold and issued pursuant to option exercises by one of its directors an aggregate of 18,875 shares of its common stock at a purchase price of $6.00 per share for an aggregate consideration of $113,250. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

67. On December 8, 2009, the registrant sold and issued an aggregate of 937 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $1,875. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

68. On December 23, 2009, the registrant sold and issued pursuant to option exercises by one of its directors an aggregate of 6,125 shares of its common stock at a purchase price of $6.00 per share for an aggregate consideration of $36,750. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

69. On December 29, 2009, the registrant granted to one of its directors an option to purchase an aggregate of 50,000 shares of its common stock at an exercise price per share of $6.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

70. On December 31, 2009, the registrant issued an aggregate of 1,418,669 shares of its common stock to holders of its convertible preferred stock in partial payment of cumulative dividends accrued on the convertible preferred stock through such date. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

71. On January 8, 2010, the registrant sold and issued pursuant to an option exercise by one of its executive officers an aggregate of 12,500 shares of its common stock at a purchase price of $2.00 per share for an aggregate consideration of $25,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

72. On January 8, 2010, the registrant sold and issued pursuant to an option exercise by one of its officers who was also an accredited investor an aggregate of 12,500 shares of its common stock at a purchase price of $2.00 per share for an aggregate consideration of $25,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

73. On January 8, 2010, the registrant sold and issued an aggregate of 25,000 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $3.00 per share for an aggregate consideration of $75,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

74. On January 14, 2010, the registrant sold and issued an aggregate of 1,000 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.50 per share for an aggregate consideration of $2,500. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

75. On February 25, 2010, the registrant granted to certain of its employees options to purchase an aggregate of 265,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $7.50. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

76. On February 25, 2010, the registrant granted to certain of its employees who were also accredited investors options to purchase an aggregate of 595,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $7.50. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

77. On February 25, 2010, the registrant granted to certain of its directors options to purchase an aggregate of 60,000 shares of its common stock at an exercise price per share of $7.50. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

78. On March 1, 2010, the registrant sold and issued an aggregate of 500 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $6.00 per share for an aggregate consideration of $3,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

79. On March 18, 2010, the registrant sold and issued an aggregate of 8,790 shares of its common stock pursuant to the exercise of a warrant held by one of its lenders who was an accredited investor at a purchase price of $2.00 per share for an aggregate consideration of $17,581. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

80. On March 25, 2010, the registrant sold and issued an aggregate of 15,000 shares of its common stock pursuant to option exercises by a holder of stock options issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $30,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

81. On April 20, 2010, the registrant granted to one of its employees who was also an accredited investor options to purchase an aggregate of 12,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $7.50. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

82. On April 23, 2010, the registrant issued an aggregate of 342,632 shares of its common stock to holders of its Series A Convertible Preferred Stock, Series A1 Convertible Preferred Stock and Series B Convertible Preferred Stock in partial payment of cumulative dividends accrued on such series of convertible preferred stock through March 31, 2010. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

83. On May 12, 2010, the registrant awarded and issued an aggregate of 13,332 restricted shares of its common stock to the registrant’s independent directors in accordance with the registrant’s independent director compensation plan. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

84. On May 12, 2010, the registrant granted to certain of its employees options to purchase an aggregate of 228,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $8.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

85. On May 12, 2010, the registrant granted to certain of its employees who were also accredited investors options to purchase an aggregate of 237,500 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $8.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

86. On May 13, 2010, the registrant sold and issued an aggregate of 806 shares of its common stock pursuant to option exercises by the holder of stock options issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $6.00 per share for an aggregate consideration of $4,839. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

87. On June 3, 2010, the registrant granted to one of its employees an option to purchase an aggregate of 150,000 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $8.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

88. On June 18, 2010, the registrant sold and issued an aggregate of 1,250 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $2,500. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

89. On June 30, 2010, the registrant sold and issued an aggregate of 25,000 shares of its common stock pursuant to option exercises by the holder of stock options issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $50,000. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

90. On July 1, 2010, the registrant issued 499,999 restricted shares of its common stock to six accredited investors in partial consideration of the registrant’s acquisition of eReal Estate Integration, Inc. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering.

91. On July 14, 2010, the registrant granted to certain of its employees options to purchase an aggregate of 569,250 shares of its common stock under the registrant’s 1998 Stock Incentive Plan at an exercise price per share of $9.00. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

92. On July 22, 2010, the registrant sold and issued an aggregate of 5,615 shares of its common stock pursuant to an option exercise by the holder of a stock option issued under the registrant’s 1998 Stock Incentive Plan at a purchase price of $2.00 per share for an aggregate consideration of $11,230. The issuance and sale of these securities were deemed to be exempt from registration pursuant to Rule 701 promulgated under the Securities Act as transactions pursuant to a compensatory benefit plan approved by the registrant’s board of directors.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions. Stock certificates and warrants issued in the foregoing transactions bear appropriate Securities Act legends as to the restricted nature of such securities.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
2	.1(1)	Asset Purchase Agreement among the Registrant, RP Newco LLC, IAS Holdings, LLC, Level One, LLC, L1 Technology, LLC, L1 Land, LLC, L1 Holdings, Inc., Todd W. Baldree, Calvin D. Long, II and Benjamin Holbrook, dated November 3, 2010
3	.1(2)	Amended and Restated Certificate of Incorporation of the Registrant
3	.2(3)	Amended and Restated Bylaws of the Registrant
4	.1(4)	Form of Common Stock certificate of the Registrant
4	.2(5)	Shareholders’ Agreement among the Registrant and certain stockholders, dated December 1, 1998, as amended July 16, 1999 and November 3, 2000
4	.3(5)	Second Amended and Restated Registration Rights Agreement among the Registrant and certain stockholders, dated February 22, 2008
4	.4(1)	Registration Rights Agreement among the Registrant and certain stockholders, dated November 3, 2010
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10	.1(5)	Form of Indemnification Agreement entered into between the Registrant and each of its directors and officers
10	.2+(5)	Amended and Restated 1998 Stock Incentive Plan
10	.2A+(5)	Form of Notice of Stock Option Grant
10	.2B+(5)	Form of Notice of Grant of Restricted Shares
10	.2C+(5)	Form of Non-Qualified Stock Option Agreement (Second Series)

Exhibit
Number		Description

10	.2D+(5)	Form of Non-Qualified Stock Option Agreement
10	.2E+(6)	Form of Notice of Stock Option Grant (May 2010)
10	.2F+(6)	Form of Notice of Stock Option Grant (May 2010 — California)
10	.2G+(6)	Amended and Restated 1998 Stock Incentive Plan (June 2010)
10	.2H+(6)	Form of Notice of Stock Option Grant (Accelerated Vesting)
10	.3+(5)	Form of Director’s Nonqualified Stock Option Agreement
10	.4+(4)	2010 Equity Incentive Plan
10	.4A+(7)	Forms of Stock Option Award Agreements and Restricted Stock Award Agreements approved for use under the 2010 Equity Incentive Plan
10	.5+(5)	Form of 2009 Management Incentive Plan
10	.6+(5)	Form of 2010 Management Incentive Plan
10	.6A+(6)	Form of 2010 Management Incentive Plan (as revised May 2010)
10	.7+(5)	Stand-Alone Stock Option Agreement between the Registrant and Peter Gyenes, dated February 25, 2010
10	.8+(5)	Non-Qualified Stock Option Agreement (Second Series) under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated October 27, 2005
10	.9+(5)	Non-Qualified Stock Option Agreement (Second Series) under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated February 26, 2009
10	.10+(5)	Notice of Stock Option Grant under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated February 25, 2010
10	.11+(5)	Employment Agreement between the Registrant and Stephen T. Winn, dated December 30, 2003
10	.12+(5)	Employment Agreement between the Registrant and Timothy J. Barker, dated October 31, 2005
10	.13+(5)	Amendment to Employment Agreement between the Registrant and Timothy J. Barker, dated January 1, 2010
10	.14+(5)	Employment Agreement between the Registrant and William E. Van Valkenberg, dated September 24, 2009
10	.15+(5)	Master Agreement for Consulting Services between the Registrant and William E. Van Valkenberg, dated June 28, 2009
10	.16+(5)	Employment Agreement between the Registrant and Ashley Chaffin Glover, dated March 3, 2005
10	.17+(5)	Employment Agreement between Multifamily Internet Ventures, LLC and Dirk D. Wakeham, dated April 12, 2007 and amended April 12, 2007
10	.18(5)	Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica Bank dated, September 3, 2009
10	.19(5)	Security Agreement among the Registrant, OpsTechnology, Inc., Multifamily Internet Ventures, LLC, Starfire Media, Inc., RealPage India Holdings, Inc. and Wells Fargo Foothill, LLC, dated September 3, 2009
10	.20(5)	General Continuing Guaranty among OpsTechnology, Inc., Multifamily Internet Ventures, LLC, Starfire Media, Inc., RealPage India Holdings, Inc. and Wells Fargo Foothill, LLC, dated September 3, 2009
10	.21(5)	Waiver and First Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica Bank, dated September 16, 2009
10	.22(5)	General Continuing Guaranty between A.L. Wizard, Inc. and Wells Fargo Foothill, LLC, dated September 25, 2009
10	.23(5)	Waiver and Second Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica bank, dated October 15, 2009
10	.24(5)	General Continuing Guarantee between Propertyware, Inc. and Wells Fargo Foothill, LLC, dated November 6, 2009
10	.25(5)	Supplement No. 2 to Security Agreement between Propertyware, Inc. and Wells Fargo Foothill, LLC, dated November 6, 2009
10	.26(5)	Consent and Third Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC, and Comerica Bank dated December 23, 2009
10	.27(5)	Waiver, Consent and Fourth Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank dated February 10, 2010
10	.28(5)	General Security Agreement between 43642 Yukon, Inc. and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010

Exhibit
Number		Description

10	.29(5)	Guarantee between 43642 Yukon, Inc. and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010
10	.30(5)	Share Pledge between the Registrant and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010
10	.31(5)	Note Purchase Agreement between the Registrant and HV Capital Investors, L.L.C., dated August 1, 2008
10	.32(5)	Security Agreement between the Registrant and HV Capital Investors, L.L.C., dated August 1, 2008
10	.33(5)	Form of Secured Promissory Note issued by the Registrant to HV Capital Investors, L.L.C. on August 1, 2008 and September 19, 2008
10	.34(5)	First Amendment to Note Purchase Agreement between the Registrant and HV Capital Investors, L.L.C., dated January 20, 2009 and effective as of December 31, 2008
10	.35(5)	Form of Unsecured Subordinated Promissory Note (Series A and Series A1)
10	.35A(5)	Schedule of Holders of Unsecured Subordinated Promissory Notes (Series A and Series A1)
10	.36(5)	Form of Unsecured Subordinated Promissory Note (Series B and Series C)
10	.36A(5)	Schedule of Holders of Unsecured Subordinated Promissory Notes (Series B and Series C)
10	.37(5)	Form of Unsecured Subordinated Promissory Note (April 2010)
10	.37A(5)	Schedule of Holders of Unsecured Subordinated Promissory Notes (April 2010)
10	.38(5)	Amendment No. 1 to Unsecured Subordinated Promissory Notes among the Registrant and certain holders of its Unsecured Subordinated Promissory Notes
10	.39(5)	Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated July 23, 1999
10	.40(5)	First Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated November 29, 1999
10	.41(5)	Second Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated January 30, 2006
10	.42(5)	Third Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated August 28, 2006
10	.43(5)	Fourth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated November 2007
10	.44(5)	Fifth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated February 4, 2009
10	.45(5)	Sixth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated March 30, 2009
10	.46(5)	Lease Agreement between the Registrant and Savoy IBP 8, Ltd., dated August 28, 2006
10	.47(5)	First Amendment to Lease Agreement among the Registrant, ARI-International Business Park, LLC, ARI - IBP 1, LLC, ARI - IBP 2, LLC, ARI - IBP 3, LLC, ARI - IBP 4, LLC, ARI - IBP 5, LLC, ARI - IBP 6, LLC, ARI - IBP 7, LLC, ARI - IBP 8, LLC, ARI - IBP 9, LLC, ARI - IBP 11, LLC and ARI - IBP 12, LLC, dated December 28, 2009
10	.48†(8)	Master Services Agreement between the Registrant and DataBank Holdings Ltd., dated May 31, 2007
10	.49+(6)	Form of Notice of Grant of Restricted Shares (Outside Directors)
10	.50+(6)	Employment Agreement between the Registrant and Jason Lindwall, dated January 8, 2008
10	.51+(6)	Employment Agreement between the Registrant and Margot Lebenberg, dated May 12, 2010
10	.52+(6)	Notice of Stock Option Grant under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Margot Lebenberg, dated May 12, 2010
10	.53+(8)	Employment Release Agreement between the Registrant and William Van Valkenberg, dated June 8, 2010
10	.54(8)	Consent and Fifth Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank, dated June 22, 2010
10	.55(9)	Sixth Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank, dated June 22, 2010
10	.56(10)	Seventh Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank, dated September 30, 2010
10	.57(11)	Consent and Eighth Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank, dated November 3, 2010
10	.58(12)	Employment Agreement 409A Addendum between the Registrant and Stephen T. Winn, dated November 5, 2010

Exhibit
Number		Description

10	.59(13)	Employment Agreement 409A Addendum between the Registrant and Timothy J. Barker, dated November 5, 2010
10	.60(14)	Employment Agreement 409A Addendum between the Registrant and Ashley Chaffin Glover, dated November 5, 2010
10	.61(15)	Employment Agreement 409A Addendum between the Registrant and Dirk Wakeham, dated November 5, 2010
10	.62(16)	Employment Agreement 409A Addendum between the Registrant and Margot Lebenberg, dated November 5, 2010
10	.63(17)	Employment Agreement 409A Addendum between the Registrant and Jason Lindwall, dated November 5, 2010
21	.1**	Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2		Consent of Elliott Davis, LLC, Independent Registered Public Accounting Firm
23.3		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1)
24	.1**	Power of Attorney (contained in the signature page to this registration statement)

+	Indicates management contract or compensatory plan or arrangement.

**	Previously filed.

†	Confidential treatment was granted by the Securities and Exchange Commission for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(1)	Incorporated by reference to the same numbered exhibit to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(2)	Incorporated by reference to Exhibit 3.2 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on July 26, 2010.

(3)	Incorporated by reference to Exhibit 3.4 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on July 26, 2010.

(4)	Incorporated by reference to the same numbered exhibit to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on July 26, 2010.

(5)	Incorporated by reference to the same numbered exhibit to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on April 29, 2010.

(6)	Incorporated by reference to the same numbered exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on June 7, 2010.

(7)	Incorporated by reference to Exhibits 4.6, 4.7, 4.8 and 4.9 to the Registrant’s Registration Statement on Form S-8 (SEC File No. 333-168878) filed on August 17, 2010.

(8)	Incorporated by reference to the same numbered exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on July 2, 2010.

(9)	Incorporated by reference to the same numbered exhibit to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on July 28, 2010.

(10)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(11)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(12)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(13)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(14)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(15)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(16)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(17)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(b)	Financial Statement Schedules

The following schedule is filed as part of this registration statement:

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes.

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
REALPAGE, INC.
December 31, 2009
(in thousands)
Allowance for Doubtful Accounts

		Additions
	Balance at	Charged to	Additions		Balance at
	Beginning	Costs and	Due to		End of
Description	of Year	Expenses	Acquisitions	Deduction(1)	Year

Year ended December 31:
2007	$923	$1,490	—	—	$2,413
2008	2,413	301	$181	—	2,895
2009	2,895	441	175	$(1,289)	2,222

(1)	Uncollectible accounts written off, net of recoveries.

Item 17.	Undertakings

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carrollton, State of Texas, on this 29th day of November 2010.

REALPAGE, INC.

By:	/s/ Stephen T. Winn
Stephen T. Winn
Chairman of the Board, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registration Statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature		Title	Date

/s/ Stephen T. Winn Stephen T. Winn		Chairman of the Board, Chief Executive Officer, and Director (Principal Executive Officer)	November 29, 2010

/s/ Timothy J. Barker Timothy J. Barker		Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	November 29, 2010

* Alfred R. Berkeley, III		Director	November 29, 2010

* Richard M. Berkeley		Director	November 29, 2010

* Peter Gyenes		Director	November 29, 2010

* Jeffrey T. Leeds		Director	November 29, 2010

* Jason A. Wright		Director	November 29, 2010

*By:	/s/ Stephen T. Winn Stephen T. Winn Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
2	.1(1)	Asset Purchase Agreement among the Registrant, RP Newco LLC, IAS Holdings, LLC, Level One, LLC, L1 Technology, LLC, L1 Land, LLC, L1 Holdings, Inc., Todd W. Baldree, Calvin D. Long, II and Benjamin Holbrook, dated November 3, 2010
3	.1(2)	Amended and Restated Certificate of Incorporation of the Registrant
3	.2(3)	Amended and Restated Bylaws of the Registrant
4	.1(4)	Form of Common Stock certificate of the Registrant
4	.2(5)	Shareholders’ Agreement among the Registrant and certain stockholders, dated December 1, 1998, as amended July 16, 1999 and November 3, 2000
4	.3(5)	Second Amended and Restated Registration Rights Agreement among the Registrant and certain stockholders, dated February 22, 2008
4	.4(1)	Registration Rights Agreement among the Registrant and certain stockholders, dated November 3, 2010
5.1		Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
10	.1(5)	Form of Indemnification Agreement entered into between the Registrant and each of its directors and officers
10	.2+(5)	Amended and Restated 1998 Stock Incentive Plan
10	.2A+(5)	Form of Notice of Stock Option Grant
10	.2B+(5)	Form of Notice of Grant of Restricted Shares
10	.2C+(5)	Form of Non-Qualified Stock Option Agreement (Second Series)
10	.2D+(5)	Form of Non-Qualified Stock Option Agreement
10	.2E+(6)	Form of Notice of Stock Option Grant (May 2010)
10	.2F+(6)	Form of Notice of Stock Option Grant (May 2010 — California)
10	.2G+(6)	Amended and Restated 1998 Stock Incentive Plan (June 2010)
10	.2H+(6)	Form of Notice of Stock Option Grant (Accelerated Vesting)
10	.3+(5)	Form of Director’s Nonqualified Stock Option Agreement
10	.4+(4)	2010 Equity Incentive Plan
10	.4A+(7)	Forms of Stock Option Award Agreements and Restricted Stock Award Agreements approved for use under the 2010 Equity Incentive Plan
10	.5+(5)	Form of 2009 Management Incentive Plan
10	.6+(5)	Form of 2010 Management Incentive Plan
10	.6A+(6)	Form of 2010 Management Incentive Plan (as revised May 2010)
10	.7+(5)	Stand-Alone Stock Option Agreement between the Registrant and Peter Gyenes, dated February 25, 2010
10	.8+(5)	Non-Qualified Stock Option Agreement (Second Series) under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated October 27, 2005
10	.9+(5)	Non-Qualified Stock Option Agreement (Second Series) under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated February 26, 2009
10	.10+(5)	Notice of Stock Option Grant under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Timothy J. Barker dated February 25, 2010
10	.11+(5)	Employment Agreement between the Registrant and Stephen T. Winn, dated December 30, 2003
10	.12+(5)	Employment Agreement between the Registrant and Timothy J. Barker, dated October 31, 2005
10	.13+(5)	Amendment to Employment Agreement between the Registrant and Timothy J. Barker, dated January 1, 2010
10	.14+(5)	Employment Agreement between the Registrant and William E. Van Valkenberg, dated September 24, 2009
10	.15+(5)	Master Agreement for Consulting Services between the Registrant and William E. Van Valkenberg, dated June 28, 2009
10	.16+(5)	Employment Agreement between the Registrant and Ashley Chaffin Glover, dated March 3, 2005

Exhibit
Number		Description

10	.17+(5)	Employment Agreement between Multifamily Internet Ventures, LLC and Dirk D. Wakeham, dated April 12, 2007 and amended April 12, 2007
10	.18(5)	Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica Bank dated, September 3, 2009
10	.19(5)	Security Agreement among the Registrant, OpsTechnology, Inc., Multifamily Internet Ventures, LLC, Starfire Media, Inc., RealPage India Holdings, Inc. and Wells Fargo Foothill, LLC, dated September 3, 2009
10	.20(5)	General Continuing Guaranty among OpsTechnology, Inc., Multifamily Internet Ventures, LLC, Starfire Media, Inc., RealPage India Holdings, Inc. and Wells Fargo Foothill, LLC, dated September 3, 2009
10	.21(5)	Waiver and First Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica Bank, dated September 16, 2009
10	.22(5)	General Continuing Guaranty between A.L. Wizard, Inc. and Wells Fargo Foothill, LLC, dated September 25, 2009
10	.23(5)	Waiver and Second Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC and Comerica bank, dated October 15, 2009
10	.24(5)	General Continuing Guarantee between Propertyware, Inc. and Wells Fargo Foothill, LLC, dated November 6, 2009
10	.25(5)	Supplement No. 2 to Security Agreement between Propertyware, Inc. and Wells Fargo Foothill, LLC, dated November 6, 2009
10	.26(5)	Consent and Third Amendment to Credit Agreement among the Registrant, Wells Fargo Foothill, LLC, and Comerica Bank dated December 23, 2009
10	.27(5)	Waiver, Consent and Fourth Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank dated February 10, 2010
10	.28(5)	General Security Agreement between 43642 Yukon, Inc. and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010
10	.29(5)	Guarantee between 43642 Yukon, Inc. and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010
10	.30(5)	Share Pledge between the Registrant and Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC), dated February 10, 2010
10	.31(5)	Note Purchase Agreement between the Registrant and HV Capital Investors, L.L.C., dated August 1, 2008
10	.32(5)	Security Agreement between the Registrant and HV Capital Investors, L.L.C., dated August 1, 2008
10	.33(5)	Form of Secured Promissory Note issued by the Registrant to HV Capital Investors, L.L.C. on August 1, 2008 and September 19, 2008
10	.34(5)	First Amendment to Note Purchase Agreement between the Registrant and HV Capital Investors, L.L.C., dated January 20, 2009 and effective as of December 31, 2008
10	.35(5)	Form of Unsecured Subordinated Promissory Note (Series A and Series A1)
10	.35A(5)	Schedule of Holders of Unsecured Subordinated Promissory Notes (Series A and Series A1)
10	.36(5)	Form of Unsecured Subordinated Promissory Note (Series B and Series C)
10	.36A(5)	Schedule of Holders of Unsecured Subordinated Promissory Notes (Series B and Series C)
10	.37(5)	Form of Unsecured Subordinated Promissory Note (April 2010)
10	.37A(5)	Schedule of Holders of Unsecured Subordinated Promissory Notes (April 2010)
10	.38(5)	Amendment No. 1 to Unsecured Subordinated Promissory Notes among the Registrant and certain holders of its Unsecured Subordinated Promissory Notes
10	.39(5)	Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated July 23, 1999
10	.40(5)	First Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated November 29, 1999
10	.41(5)	Second Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated January 30, 2006
10	.42(5)	Third Amendment to Lease Agreement between the Registrant and CB Parkway Business Center V, Ltd., dated August 28, 2006

Exhibit
Number		Description

10	.43(5)	Fourth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated November 2007
10	.44(5)	Fifth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated February 4, 2009
10	.45(5)	Sixth Amendment to Lease Agreement between the Registrant and ARI-Commercial Properties, Inc., dated March 30, 2009
10	.46(5)	Lease Agreement between the Registrant and Savoy IBP 8, Ltd., dated August 28, 2006
10	.47(5)	First Amendment to Lease Agreement among the Registrant, ARI-International Business Park, LLC, ARI - IBP 1, LLC, ARI - IBP 2, LLC, ARI - IBP 3, LLC, ARI - IBP 4, LLC, ARI - IBP 5, LLC, ARI - IBP 6, LLC, ARI - IBP 7, LLC, ARI - IBP 8, LLC, ARI - IBP 9, LLC, ARI - IBP 11, LLC and ARI - IBP 12, LLC, dated December 28, 2009
10	.48†(8)	Master Services Agreement between the Registrant and DataBank Holdings Ltd., dated May 31, 2007
10	.49+(6)	Form of Notice of Grant of Restricted Shares (Outside Directors)
10	.50+(6)	Employment Agreement between the Registrant and Jason Lindwall, dated January 8, 2008
10	.51+(6)	Employment Agreement between the Registrant and Margot Lebenberg, dated May 12, 2010
10	.52+(6)	Notice of Stock Option Grant under the Amended and Restated 1998 Stock Incentive Plan between the Registrant and Margot Lebenberg, dated May 12, 2010
10	.53+(8)	Employment Release Agreement between the Registrant and William Van Valkenberg, dated June 8, 2010
10	.54(8)	Consent and Fifth Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank, dated June 22, 2010
10	.55(9)	Sixth Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank, dated June 22, 2010
10	.56(10)	Seventh Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank, dated September 30, 2010
10	.57(11)	Consent and Eighth Amendment to Credit Agreement among the Registrant, Wells Fargo Capital Finance, LLC (f/k/a Wells Fargo Foothill, LLC) and Comerica Bank, dated November 3, 2010
10	.58(12)	Employment Agreement 409A Addendum between the Registrant and Stephen T. Winn, dated November 5, 2010
10	.59(13)	Employment Agreement 409A Addendum between the Registrant and Timothy J. Barker, dated November 5, 2010
10	.60(14)	Employment Agreement 409A Addendum between the Registrant and Ashley Chaffin Glover, dated November 5, 2010
10	.61(15)	Employment Agreement 409A Addendum between the Registrant and Dirk Wakeham, dated November 5, 2010
10	.62(16)	Employment Agreement 409A Addendum between the Registrant and Margot Lebenberg, dated November 5, 2010
10	.63(17)	Employment Agreement 409A Addendum between the Registrant and Jason Lindwall, dated November 5, 2010
21	.1**	Subsidiaries of the Registrant
23.1		Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm
23.2		Consent of Elliott Davis, LLC, Independent Registered Public Accounting Firm
23.3		Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (contained in Exhibit 5.1)
24	.1**	Power of Attorney (contained in the signature page to this registration statement)

+	Indicates management contract or compensatory plan or arrangement.

**	Previously filed.

†	Confidential treatment was granted by the Securities and Exchange Commission for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

(1)	Incorporated by reference to the same numbered exhibit to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(2)	Incorporated by reference to Exhibit 3.2 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on July 26, 2010.

(3)	Incorporated by reference to Exhibit 3.4 to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on July 26, 2010.

(4)	Incorporated by reference to the same numbered exhibit to Amendment No. 3 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on July 26, 2010.

(5)	Incorporated by reference to the same numbered exhibit to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on April 29, 2010.

(6)	Incorporated by reference to the same numbered exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on June 7, 2010.

(7)	Incorporated by reference to Exhibits 4.6, 4.7, 4.8 and 4.9 to the Registrant’s Registration Statement on Form S-8 (SEC File No. 333-168878) filed on August 17, 2010.

(8)	Incorporated by reference to the same numbered exhibit to Amendment No. 2 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on July 2, 2010.

(9)	Incorporated by reference to the same numbered exhibit to Amendment No. 4 to the Registrant’s Registration Statement on Form S-1 (SEC File No. 333-166397) filed on July 28, 2010.

(10)	Incorporated by reference to Exhibit 10.3 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(11)	Incorporated by reference to Exhibit 10.4 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(12)	Incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(13)	Incorporated by reference to Exhibit 10.6 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(14)	Incorporated by reference to Exhibit 10.7 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(15)	Incorporated by reference to Exhibit 10.8 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(16)	Incorporated by reference to Exhibit 10.9 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.

(17)	Incorporated by reference to Exhibit 10.10 to the Registrant’s Quarterly Report on Form 10-Q (File No. 001-34846) filed on November 5, 2010.